Form 20-F
period 2021-12-31
VIA optronics AG
filed 2022-05-16
CIK 1769116

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Jürgen Eichner VIA optronics AG Sieboldstrasse 18 90411 Nuremberg, Germany +49 (911) 597 575-120 jeichner@via-optronics.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one-fifth of an ordinary share, €1.00 notional value per share	VIAO	New York Stock Exchange
Ordinary shares, €1.00 notional value per share		The New York Stock Exchange*

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

Yes ☐ No ☒

INTRODUCTION

Unless otherwise indicated, all references in this Annual Report on Form 20-F, or annual report, to the terms “VIA,” “VIA optronics AG,” “the company,” “we,” “us” and “our” refer to together with its subsidiaries.

This annual report includes trademarks, trade names and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, trade names and service marks referred to in this annual report appear without the ®, ™ and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, trade names and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

PRESENTATION OF FINANCIAL INFORMATION

Our financial statements in this annual report were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with U.S. GAAP.

All references in this annual report to “$” mean U.S. dollars and all references to “€” mean Euros.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

INDUSTRY AND MARKET DATA

This annual report contains estimates, projections and other information concerning our industry, our business and the markets for our products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we are responsible for the accuracy of such information and believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Item 3. Key Information—D. Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, concerning our business, operations, financial performance and condition, as well as our plans, objectives and expectations for our business operations, financial performance and condition. In some cases, you can identify these forward-looking statements by words such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “aims” or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our intellectual property position, results of operations, cash needs, financial condition, liquidity, prospects, growth and strategies, the industry in which we operate and the trends that may affect the industry or us.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of our forward-looking statements are subject to risks and uncertainties that may cause our actual results to differ materially from our expectations.

Actual results could differ materially from our forward-looking statements due to a number of factors, including, without limitation, risks related to:

●	our ability to meet customers’ requirements for quality and performance or their demands as to timing or quantity;
●	our dependence upon sales to certain customers and material fluctuation in purchase volumes period on period;
●	our dependence upon our relationships with our strategic partners;
●	our ability to develop new products and win business, to convert project wins into revenue and to manage our costs during the product development cycle;
●	interruption of our supply chain or manufacturing activities due to the inability of third parties to deliver parts, components and services on time resulting from, among other factors, natural disasters, climate change, inflation or military conflict;
●	the impact of the ongoing novel coronavirus (“COVID-19”) pandemic;
●	our ability to adapt to risks inherent in doing business on a global level and in particular in China and Europe, including tariffs, trade wars, pandemics (such as COVID-19), economic and geopolitical instability, military conflict, war and changes in regulatory requirements;
●	the length of the product development cycle for our original equipment manufacturer (“OEM”), Tier-1 Supplier, and other customers;
●	our dependence upon the commercial success of our customers’ products;
●	our dependence upon a limited number of suppliers for a number of our raw materials and equipment, including the silicone material used in VIA bond plus;

●	delays in the production of our direct customers’ product offerings, including due to performance issues with, or supply shortages of, component parts unrelated to our solutions;
●	volatility in the prices or availability of certain components and raw materials used in our business;
●	our ability to protect our know how, trade secrets and other intellectual property;
●	our ability to manage the expansion of our operations effectively;
●	our ability to attract and retain key management or other key personnel;
●	our ability to raise additional capital on attractive terms, or at all, if needed; and
●	the other risks described in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

The factors that could affect our future financial results are discussed more fully in "Item 3. Key Information—D. Risk Factors” and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law, applicable regulations or the rules of any stock exchange to which we are subject.

You should read this annual report, the documents that we reference in this annual report and the documents we have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are organized as a German stock corporation (Aktiengesellschaft or AG), and our registered offices and most of our assets are located outside of the United States. In addition, most of the members of our management board, our supervisory board, our senior management named herein are residents of Germany and jurisdictions other than the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon VIA optronics AG or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against VIA optronics AG in the United States. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Germany. In addition, actions brought in a German court against VIA optronics AG or the members of its management board and supervisory board, its senior management named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions; in particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. With very narrow exceptions, proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our management board, supervisory board and senior management named in this annual report. In addition, even if a judgment against our company, the non-U.S. members of our management board, supervisory board, senior management named in this annual report based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or German courts.

PART I.

ITEM 1.    Identity of Directors, Senior Management and Advisers

Not applicable

ITEM 2.    Offer Statistics and Expected Timetable

Not applicable

ITEM 3.    Key Information

A.  [Reserved]

Not applicable

B.    Capitalization and indebtedness

Not applicable

C.    Reasons for the Offer and Use of Proceeds.

Not applicable

D.    Risk Factors

An investment in our American Depositary Shares, or ADSs, involves a high degree of risk. You should carefully consider the risks described below, and all other information appearing elsewhere in this annual report, including our consolidated financial statements and the related notes hereto, before making an investment decision regarding our securities. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us may also adversely affect our business.

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties. If any of the following risks are realized, our business, financial condition and results of operations could be materially and adversely affected.  You should carefully review and consider the full discussion of our risk factors in the section titled "Item 3. Key Information—D. Risk Factors" of this annual report. Set forth below is a summary list of the principal risk factors as of the date of the filing this annual report:

●	Our solutions may not meet our customers’ requirements, which could result in a loss of customers or business

●	There are numerous potential alternatives to our display and touch technologies and materials and camera modules.
●	We face intense competition within our industry and our competitors may introduce new display or touch sensor and/or camera-enabled solutions and specifications faster than we do, at lower prices or with better performance characteristics, may manage to reduce their costs at a greater rate than we do, or may benefit from support from corporate parents. Our failure to compete effectively with them could materially adversely affect our business, net assets, financial condition and results of operations.
●	A further or continued slowdown in the global economy could materially and adversely affect our business, results of operations and financial condition.

●	A limited number of customers account for a significant portion of our revenue. These customers can exert a significant amount of negotiating leverage over us, and revenue from them can be volatile. The loss of, or a substantial decline in sales to, one or more of these customers could have a material adverse effect on our revenue and profitability.
●	The manufacture, supply and shipment of our products and related product costs are dependent upon effective logistics management of our global supply chain and any failure to manage these logistics could increase our costs, negatively impact our relationships with our customers and have a material adverse effect on our revenues and profitability.
●	Because we do not generally have long-term agreements with our customers and our customers generally are not obligated to purchase a minimum quantity of products or services from us, we could fail to match our production with our customers’ demand. Our results may suffer if we are not able to adequately forecast demand for our products.
●	We have identified material weaknesses in our internal controls over financial reporting which, if not corrected, could adversely affect the reliability of our financial reporting.
●	We may not be able to manufacture our products in the requested time frame or in volumes sufficient to meet customer demands, which could result in delayed or lost revenue and harm to our reputation.
●	We may not be able to manage the expansion of our operations effectively in order to achieve projected levels of growth.
●	We may not be able to protect our trade secrets and other confidential information.
●	If we are unable to obtain patent protection for or otherwise protect our intellectual property rights, our business could suffer.
●	We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets and know-how of their former employers.
●	Certain of our employees and patents are subject to German legal provisions on employee inventors.

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

Our products must meet our customers’ exacting standards for quality, performance and timely delivery. We design our solutions, usually in conjunction with our customers, on a project-by-project basis to meet specific customer specifications. By way of example, each metal mesh touch sensor must be customized to reflect the sensor pattern specified by our customers and the camera lenses in our camera modules must be aligned at the right angle within the sensor housing to enable proper viewing and functionality. Even for those projects where we have the autonomy to select certain components for integration into a finished display, we must select components that satisfy our customers’ technical requirements. We have in the past had, and may in the future have, products that do not meet our customers’ requirements due to production deficiencies, the inability to produce requested product volumes on time or other reasons. Any failure to satisfy our customers’ requirements in the past have resulted in, and in the future could result in, customers reducing or ceasing their business with us, or could require that we incur additional costs, for example by sourcing alternative components for use in the products that we deliver, which would have a material adverse effect on our business, financial condition and results of operations.

Our failure to develop, introduce and produce new products, solutions and technologies or enhancements to existing products, solutions and technologies on a timely basis, at sufficient quality or quantity, or at competitive prices, could harm our ability to attract and retain customers.

We and our customers operate in intensely competitive industries that are characterized by rapidly evolving technology, frequent product introductions and ongoing demands for ever greater performance and functionality. New products and new or improved technologies, or new industry standards in the end-user markets, can render other existing products and services obsolete and unmarketable and motivate our customers to seek our support or the support of others in designing and manufacturing new products and/or to demand reductions in price for existing products and solutions. We therefore must continually identify, design, develop and introduce new and updated solutions for a variety of industries with improved features to remain competitive. To do this, we must:

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

Despite our investments in research and development and engineering, our products and process technologies may fail to keep pace with our competitors’ ability to produce new technologies, higher quality display solutions at a lower cost, and our competitors may be able to offer their products on a more price-competitive basis than we can. If our development fails to keep pace, and as a result of the intense competition in the market for display solutions and competition for touch sensor solutions, we may encounter significant pricing pressure and/or suffer losses in market share. For example, our competitors have in the past and may again in the future lower prices in order to increase their market share, which would ultimately reduce the prices we may realize from our customers. If we are unable to defend our market share by continually developing new products and solutions and/or reducing our own cost base, the pricing pressure exerted by our competitors could cause us to lose important customers or lead to falling average selling prices and declining margins. We may not be able to offset the effects of any price reductions with an increase in the number of products sold, cost reductions or otherwise, which could adversely affect our business, financial condition and results of operations. See “Business—Competition” for more information on competition in our business.

A limited number of customers account for a significant portion of our revenue. These customers can exert a significant amount of negotiating leverage over us, and revenue from them can be volatile. The loss of, or a substantial decline in sales to, one or more of these customers could have a material adverse effect on our revenue and profitability.

In 2021 and 2020, we derived 71.6% and 80.9%, respectively, of our revenue from our five largest customers, and 30.3% and 38.8%, respectively, of our revenue from our largest customer. We expect to continue to derive a significant percentage of our revenue from a limited number of customers for the foreseeable future, and our results of operations may fluctuate materially as a result of changes in such customers’ buying patterns. For the year ended December 31, 2021 we experienced an increase in revenue of 22.2% in our display solution segment compared to the comparable period in 2020, principally due to ramp ups of projects with automotive customers. During the year ended December 31, 2020, for example, revenues in our display solution segment increased by approximately 12.2% as compared to the comparable period in 2019, principally due to higher than anticipated sales to two key consumer end-market customers, Dell and Pegatron. The increase in revenue from Dell during this period resulted from increased demand in laptops due to homeschooling. We are not necessarily able to anticipate or influence external events, such as customer production delays, macroeconomic, political or other development, supply chain challengers and the resulting availability of component parts, and one or more such events could occur at any time or from time to time which, individually or in combination, could materially and adversely impact our sales, revenues and profitability.

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

It is not industry practice to enter into firm, long-term purchase commitments. Sales to our customers and arrangements for prototype development are generally governed by framework agreements that do not include minimum purchase quantity requirements. Although we consult with major customers who typically provide us with forecasts of their product requirements, customers may choose to operate under non-binding arrangements, may not contract for products as forecasted, may cancel orders that they do place or reduce the quantities ordered from us for a number of reasons and with limited or no notice. They may also discontinue their relationship with us at any time, potentially without penalty. The timing of customer orders can have a material impact on our revenue and result in volatility of revenue period-on-period, as customer orders and resulting sales volumes can shift between quarters with little to no warning, which can materially impact our results in individual quarters. If we are unable to predict accurately the amount of products needed to meet customer requirements, or if customers were to unexpectedly cancel or reduce a large number of orders simultaneously, as we experienced in 2019, our production could significantly exceed our customers’ demand and, due to the bespoke nature of many of our products, it would be difficult to find alternative customers for the unsold products and we would be unable to quickly transition production to alternative projects. This could materially and adversely affect our business, financial condition and results of operations.

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

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations. Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets, including inflation and supply disruption. A domestic or global financial crisis can cause extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, which could result from an event like the COVID-19 pandemic or the recent global sanctions imposed by countries against Russia following Russia’s military intervention in the Ukraine, could result in a variety of risks to our business, including weakened demand for our product candidates or an inability to purchase necessary supplies on acceptable terms, if at all. A weak or declining economy could strain our suppliers, possibly resulting in supply disruption, or cause delays in payments for our services by third-party payors or our collaborators. In addition, the conflict in Eastern Europe has had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favorable terms or at all. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business

We are dependent upon our relationship with Toppan Touch Panels Products Co., Ltd., (“Toppan”), the minority owner of VTS-Touchsensor Co., Ltd., Higashi Omi, Japan (“VTS”), with respect to the production and sale of our metal mesh touch sensor technology.

We produce and sell our metal mesh touch sensors and films through VTS, our subsidiary in which Toppan is the minority investor. In 2021 and 2020, 14.4% and 16.7%, respectively, of our revenue was generated from sales by VTS. VTS’s business operations were established through a series of commercial agreements between us (or VTS) and Toppan. These agreements include: a shareholder agreement, an intellectual property transfer agreement, an intellectual property license agreement, facility lease agreements, employee secondment agreements, a business assistance agreement and an R&D and consignment agreement. Pursuant to these agreements, Toppan transferred patents and patent applications relating to its sensor technologies to VTS. Additionally, Toppan agreed to lease to VTS plant buildings for two manufacturing sites in Japan to produce VTS’s products, and to provide the majority of plant employees. The employee secondment arrangements with Toppan had an original expiration date in March 2022, but the expiration date was extended to March 2023. If the extension is not successfully concluded, we run the risk of not having sufficient employees to staff our manufacturing sites, potential delays as a result of hiring, onboarding and training new employees and increased salary costs associated with replacing or supplementing our staffing requirements, any of which could materially affect our operations. VTS’s research and development activities are delegated to Toppan under an R&D and consignment agreement. The shareholders agreement also includes certain non-competition, lock-up and deadlock put/call provisions that govern certain of our and Toppan’s rights and obligations with respect to VTS. The deadlock put/ call provisions additionally provide that in the event of a deadlock between us and Toppan, we could be entitled to or become obligated to acquire all of Toppan’s interest in VTS at certain pre-negotiated price thresholds. Under the commercial agreements with Toppan, if Toppan ceases to own an equity interest in VTS, Toppan is permitted to terminate these commercial agreements without our consent. Accordingly, the continuation and success of our metal mesh business is highly dependent on Toppan and on our agreements with Toppan. In addition, there can be no assurance that we will be able to complete the registration process for any patent applications transferred by Toppan to VTS to perfect VTS’s rights in such intellectual property or that VTS will have access to the most qualified Toppan personnel for purposes of carrying out its operations. If any of the commercial agreements with Toppan were to terminate, our relationship with Toppan were to deteriorate or if Toppan elected to prioritize its wholly-owned business over that of VTS, VTS’ business operations would be materially and adversely impacted and it would have a material adverse effect on our ability to produce and sell metal mesh touch sensors and recognize the related revenue. In addition, if we were obligated pursuant to the put/call provisions in the shareholders agreement to acquire all of Toppan’s interest in VTS our cash flow in the relevant period would be materially and adversely affected. The occurrence of these or related events would have a material adverse effect on our business, financial condition and results of operation and financial condition.

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

Our goal is to become a leading provider of interactive display solutions, in particular to OEMs and their Tier-1 suppliers, specifically within the automotive and industrial/specialized markets, and to continue to deliver innovative products for our customers in the consumer end-market. However, we may be unsuccessful in achieving this goal. We believe a primary risk to achieving this goal is related to maintaining and developing required design resources in timely manner. In addition, overall demand and market conditions may impact our ability to achieve this goal.

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

For example, the decline in revenue from AU Optronics in 2019 was the result of lower sales to one of their customers that experienced production declines during this period, which led AU Optronics to correspondingly reduce their purchases from us during the relevant period. During any period in which one or more key customers materially reduces or suspends purchases of our products or solutions, we may incur stranded costs or accumulate inventories that cannot be readily sold to other customers, or at all, and we may be unable to shift our production capacity to other projects that have equivalent or more favorable cost structures. Production issues or delays like these may occur in the future, often with little or no advance notice. As a result, any issues with respect to the manufacture or production of our customers’ products could materially and adversely affect our ability to sell our products and solutions and may materially and adversely affect our business, financial condition and results of operations.

We depend on a limited number of suppliers, some of which are sole sources, and our business could be disrupted if they are unable to meet our needs.

We depend on a limited number of suppliers of our key materials, including bonding materials and custom equipment used to manufacture and test our products, and key design tools used in the design, testing and manufacturing of our products. We currently source all of our requirements for the silicone base materials used in our VIA bond plus from a sole supplier, Wacker Chemie AG (“Wacker”), or Wacker. With suppliers other than Wacker, we do not have long-term agreements and instead purchase materials and equipment through a purchase order process. As a result, these suppliers may stop supplying us materials and equipment, limit the allocation of supply and equipment to us due to increased industry demand or significantly increase their prices at any time and with little or no advance notice. From time to time, our suppliers have limited supply or change their pricing terms with little or no advance notice, and our agreements with them generally do not provide remedies for such events. In 2021, we experienced increases in the price of certain raw materials such as silicon, copper, and resin, as well as higher transportation and logistics costs.  The impact to us of such adverse actions by our suppliers in the future could be heightened because of our reliance on sole source suppliers or a limited number of suppliers and could result in delivery problems, reduced control over product pricing and quality, including because our sole source suppliers could prioritize other customers’ business over ours. These suppliers could also exert a significant amount of negotiating leverage over us, which may require us to accept higher prices or other obligations in order to maintain or expand our relationship. Some of our suppliers may experience financial difficulties that could prevent them from supplying us materials, or equipment used in the design and manufacture of our products. In addition, our suppliers, including our sole source suppliers, may experience manufacturing delays or shutdowns due to circumstances beyond their control such as labor issues, political unrest, war or natural disasters. Our suppliers, including our sole source suppliers, could also determine to discontinue the manufacture of materials, components, equipment or tools that may be difficult for us to obtain from alternative sources. In addition, the suppliers of design tools that we rely on may not maintain or advance the capabilities of their tools in a manner sufficient to meet the technological requirements for us to design advanced products or provide such tools to us at reasonable prices.

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

Wacker is our sole supplier of the base silicone material we use to prepare our VIA bond plus adhesive, a critical element in our optical bonding process. We are party to a Framework Cooperation Agreement with Wacker, dated April 8, 2019, that replaced an earlier agreement between Wacker and us originally signed in 2013. Wacker currently produces silicone materials in accordance with specifications we have provided, and in the context of our commercial relationship with Wacker, those specifications have been refined and developed over a period of years under the prior agreement. With respect to the continued supply of silicone materials, the Framework Cooperation Agreement provides as follows: (i) Wacker is required to exclusively provide us with the base silicone material used in our VIA bond plus adhesive per the specifications set forth in such agreement so long as we satisfy a minimum delivery amount per calendar year, (ii) we are required to purchase all of our requirements of our silicone materials from Wacker, if the silicone material is suitable for the project and approved by our customer and except to the extent that Wacker is unable to meet our requirements (which Wacker is required to confirm in writing within one week of our request for material) in which event we are permitted to obtain a suitable different material, (iii) the price of such material shall be mutually negotiated each year during the fourth quarter, with the contract being terminable if the parties are not able to agree on terms and (iv) Wacker’s liability is limited as it solely warrants that the silicone material will meet the specifications provided in the agreement. The Framework Cooperation Agreement had an initial term ending December 31, 2021 and renewed automatically for a successive one year term. The Framework Cooperation Agreement will continue to renew automatically for successive one year terms unless it is earlier terminated on six months’ advance notice. While the Framework Cooperation Agreement may be renewed for additional periods, the exclusive relationship with Wacker will terminate no later than December 31, 2022.

The Framework Cooperation Agreement also establishes Wacker and us as development partners for materials in the area of optical bonding. The agreement further provides that it is not intended to affect any pre-existing intellectual property rights of the parties or to effect any cross-licensing of intellectual property.

We have qualified an alternative supplier for a different silicone material to use in the preparation of the bonding adhesive employed in our optical bonding process to enhance our sourcing positioning. However, we may be unsuccessful in obtaining alternative sources of supply if such supplier, or any alternative suppliers, are unable to deliver silicone materials of the same quality or quantity, on similar commercial terms or in as timely a manner as Wacker has delivered silicone materials in the past. We must also ensure that we do not infringe any intellectual property rights of others, including Wacker, in our sourcing from alternative suppliers. Wacker increased its prices in 2021 and in the future, Wacker could insist on price increases that will not be acceptable to us, including price increases effective in 2022, and therefore result either in the termination of the agreement, which could cause uncertainties in the sourcing of the base silicone material, or, if we have no reasonable alternative to accepting the higher prices, could cause our margins to decrease. If we are not able to secure an alternate source of supply for our bonding material, on commercially reasonable terms, our ability to fulfill customer orders could be materially and adversely impacted and we could experience a material and adverse effect on our financial condition, results of operations or cash flows.

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

In the ordinary course of business and consistent with industry practice, we operate without contracts with some of our suppliers, particularly in Asia. These suppliers currently include suppliers of off-the-shelf displays that we incorporate into certain product offerings when required by our customers or when it is cost effective to do so because our enhanced display capabilities are not needed. In the event that we encounter any disruptions or disagreements with these suppliers, we may face difficulty in seeking remedies and enforcing judgments in the absence of a contract governing our commercial relationship with these suppliers. For example, in 2021, we received a delayed delivery of silicon, which resulted in our paying for premium freights to fulfill customer demands. In addition, some agreements with our suppliers have expired and have not been re-negotiated. Any inability to enter into new agreements with these suppliers in a timely manner could result in us having to agree to less favorable terms, could disrupt our supply of materials and could increase our risk of litigation in the event that these suppliers cease performing under the prior contracts during the course of our negotiations with them.

We may face volatility in the prices or availability of certain components and raw materials used in our business, which could adversely impact the competitive position of our products or may result in a decrease of margins and profits.

We use various components, including silicones, cover lenses, backlights, display housings, and raw materials, such as copper, in our products. The costs of components and raw materials depend to a large extent on the world market prices, which may be subject to significant fluctuations beyond our control. Changes in business conditions, increasing shipping costs, unforeseen circumstances and governmental changes, as well as other factors beyond our control or which we do not presently anticipate, could affect our suppliers’ ability to deliver raw materials, components or equipment to us on a timely basis. For instance, we may be impacted by currency fluctuations, trade barriers, tariffs or shortages and other general economic or political conditions, such as the ongoing military conflict between Russia and Ukraine, which may limit our ability to obtain key raw materials or components for our products or significantly increase freight charges and other costs and expenses associated with our business. Any of the foregoing could materially and adversely affect our business, financial condition, operating results and prospects.

If the prices for raw materials and purchased components were to rise, our manufacturing costs could increase. For example, in 2021, the price of certain raw materials, such as  silicone, increased. If our manufacturing costs increase, we could be forced to cover our need for these raw materials and purchased components with higher prices of our products, which could result in lower sales, or if we are not able to increase prices due to fixed price contracts, competitive pressure or otherwise, to lower margins and profitability. We do not hedge raw material prices. Furthermore, to the extent that we rely on components that are pre-assembled or manufactured for others, a shortage in such components would require us to find alternative manufacturers of these components or to manufacture these components ourselves, which may be time consuming, costly or not possible. Shortages of necessary raw materials or component parts may also cause a sharp rise in their prices. In addition, the armed conflicts involving Russia and Ukraine may also cause a disruption or delay in our supply chain. In the event of any disruption or delay in supply, it may be difficult to locate alternative sources of components from one or several suppliers and doing so may require a significant amount of time and resources. A delay in the delivery of necessary raw materials or component parts could result in delays in projects or delivery of products, which could ultimately delay deliveries of our products to our customers. If we were permanently to lose a supplier of or access to important raw materials or component parts, we also might be forced to alter the design of certain of our products in order to use raw materials or component parts from other suppliers. In extreme cases, this could mean that we would be at least temporarily unable to produce, supply or service certain of our products. Such inability could impair our relationship with our customers and have a material adverse effect on our business, financial condition and results of operations.

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

Our business operations in China and our sales to Chinese customers are critical to our success. As of December 31, 2021, we had approximately 490 employees, including contractors, at our production facility in Suzhou. Moreover, in 2021, 33.5% of our revenues were derived from China. As a result, downturns in the Chinese economy could materially adversely affect our results of operations. For example China’s overall economy has been negatively affected by the COVID-19 pandemic in the year ended December 31, 2020 as well as for the year ended December 31, 2021 and quarantines in China, particularly to date in Shanghai, have had a significant and negative effect on production, access to inventory and net working capital. The Chinese economy differs from the economies of other developed countries in many respects, including the level of government involvement, level of development, growth rate and control of foreign exchange and allocation of resources. The Chinese economy to some extent has been in a long-term transition from a planned economy to a more market-oriented economy. Despite some reforms of this nature, the government continues to exercise significant control over China’s economy by way of the allocation of resources, control over foreign currency-denominated obligations and monetary policy and provision of preferential treatment to particular industries or companies. We cannot predict the future economic policies of the Chinese government or their effect on the regional or global economy, or on us or our business and industry, and we cannot predict other governments’ economic policies toward China.

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

We grant comprehensive contractual warranties to our customers on the products we develop and sell, which typically last for 12 months and in some cases up to 36 months and in some rare cases longer. This includes, to some extent, guarantees on the performance of our products and services for contractually determined periods of time. In addition, statutory warranties also apply to our products. In the future we could be subject to substantial claims under warranties, especially in the case of an unexpectedly large volume of product failures. As of December 31, 2021, we recognized a provision of €0.7 million related to warranties based on historical warranty data associated with similar products and services.

Risks Related to Our Intellectual Property

We may not be able to protect our trade secrets and other confidential information.

While some of our technology is covered by patents that we own or have applied for, or is licensed under patents belonging to others, such as Corning with respect to their cold forming technology, Toppan with respect to a part of our metal mesh touch sensor technology and IMI with respect to their patent-pending 6-axis active alignment technology, much of our key technology is not protected by patents. We have devoted substantial resources to the development of our technology, trade secrets, know-how and other unregistered intellectual property rights. In order to protect our trade secrets, know-how and proprietary information, we rely in significant part on confidentiality arrangements and invention assignment agreements with our employees, licensees, independent contractors, advisers, resellers and customers. We have not entered into confidentiality arrangements or invention assignment agreements with all of our past and present employees, licensees, independent contractors, advisers, resellers and customers. This exposes us to the risk that these persons could claim that we use or infringe on their intellectual property rights. Even when we have entered into such an agreement, these arrangements may be difficult and costly to enforce and may not be effective to convey ownership of inventions, may not be effective to prevent willful or unintentional disclosure of confidential information, including trade secrets or may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Also, effective trade secret and know-how protection may not be or, due to changes in trade secret or employment law, may no longer be available in every country in which our services are available or where we have employees or independent contractors. In addition, if others independently discover trade secrets and proprietary information we would not be able to assert trade secret rights against such parties. Because we cannot legally prevent one or more other companies from developing similar or identical technology to our unpatented technology, it is likely that, over time, one or more other companies will be able to replicate our technology, thereby reducing the technological advantages we believe we possess today. Our customers, including certain licensees who are also our competitors, could misappropriate our intellectual property. If we do not adequately protect our technology or are legally unable to do so, or are unable to develop new technology that can be protected by patents or as trade secrets, we may face increased competition from other companies using technology similar to ours, which may adversely affect our business, financial condition and results of operations.

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

We entered into working capital facilities local Chinese banks since 2015. In 2021 we entertained working capital facilities with seven Chinese banks and other international financial institutions. See Note 13. As with any financing vehicle there is the risk of a denied extension or termination before maturity which would cause liquidity constraints and limit our growth potential. Moreover, alternative facilities may or may not be available. Our intercompany invoicing and consequently our pricing may not be accepted by local tax authorities which may lead to additional tax charges. In such case, our deposit-free custom logbook with the Chinese tax authorities may be at risk. As we are an emerging growth company, liquidity is important to sustain our operations and to support future growth. Therefore, any constraints or limitations on cash supply may endanger our operations.

We may not be able to manage the expansion of our operations effectively in order to achieve projected levels of growth.

We have expanded our operating capacity significantly in recent years, including relocating our headquarters and one of our manufacturing facilities to Nuremberg, Germany in April 2018 and installing a new production line in 2020. In October 2020, we started to build a new production facility near our headquarters in Nuremberg to build display assemblies for automotive end customers based on cold form technology in connection with a customer project. Our current business plan calls for further expansion and operating improvements, over the next several years, including cold forming production, improvement in automation in our facilities in Germany and Japan and expanding our geographical operations. For example, in 2021, we incorporated VIA optronics (Philippines), Inc.. If we do not make these expansions, in time, volume or quality, we may be unable to grow our business as quickly as we aim to and may be unable to get design wins for certain customer projects, such as the manufacturing of large displays in capacities that exceed what we are currently capable of producing. If we are unable to improve and increase automation of production, we may be unable to improve the scaling of our margin. We anticipate that further development of our infrastructure and an increase in the number of our employees will be required to achieve the planned broadening of our product offerings and client base and our ongoing international growth. Failing to adequately upgrade our production infrastructure, including increasing automation of our manufacturing process, or to maximize our production capacity, could have a negative impact on our ability to satisfy our customers’ orders and could adversely affect our results of operations. In addition, we must increase our engineering, marketing and services staff in multiple geographies in order to support new development, marketing and service activities to meet the needs of both new and existing customers. Our ability to successfully increase our development, marketing, organizational capabilities and service efforts is not guaranteed, and if we are not able to successfully increase such efforts, our ability to grow our business as intended may be hindered, which could adversely affect our business, financial condition and results of operations.

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

We have identified four material weaknesses in our internal controls over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remediate our material weaknesses, we may not be able to report our financial results accurately or to prevent fraud.

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

In connection with the preparation and audit of our consolidated financial statements, we identified material weaknesses in our internal controls over financial reporting. For a description of the material weaknesses identified as well as our management´s remediation actions to date and plans, see “Item 15. Controls and Procedures”.

We are working to remediate our material weaknesses; however, our overall control environment is still immature and may expose us to errors, losses or fraud. At this time, we cannot estimate the costs we expect to incur to remediate these material weaknesses. These remediation measures will be time consuming, costly, and may place significant demands on our financial and operational resources. If we are unable to successfully remediate our material weaknesses, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations and cause the price of our American depositary shares (“ADSs”) to decline.

Political events, trade sanctions, war, terrorism, public health issues, natural disasters and other circumstances could have a material adverse effect on our financial condition and operating results.

War, terrorism, geopolitical uncertainties, public health issues (including but not limited to the COVID-19 pandemic), trade sanctions and other business interruptions have caused and could cause damage or disruption to international commerce and the global economy, and thus could have a strong negative effect on our business and our suppliers, logistics providers, contract manufacturers and customers. Our business operations are subject to interruption by natural disasters, fire, power shortages, nuclear power plant accidents, terrorist attacks, wars and other hostile acts, labor disputes, public health issues, and other events beyond our control. Such events could also decrease demand for our products, make it difficult or impossible for us or our contract manufacturers to make and deliver products to our customers or receive components from our suppliers, and create delays and inefficiencies in our supply chain. Major public health issues, including pandemics, can cause, and in the case of the COVID-19 pandemic, have caused, our business to be negatively affected by, for example, more stringent employee travel restrictions, additional limitations in freight services, governmental actions limiting the movement of products between regions, delays in production ramps of new products, and disruption in the operations of our contract manufacturers and suppliers. Certain critical business operations, including certain of our suppliers and contract manufacturers, are in locations that could be affected by natural disasters. In the event of a natural disaster, losses, significant recovery time and substantial expenditures could be required to resume operations and our financial condition and operating results could be materially adversely affected. In addition, the armed conflicts involving Russia and Ukraine may have direct and indirect effects on global economic conditions and the stability of global financial markets, which could also have a material adverse effect on our business, financial condition and results of operations.

We may undertake further mergers, acquisitions or investments to diversify or expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers, acquisitions or investments.

In May 2021, we acquired Germaneers GmbH a high-tech engineering company focusing on automotive system integration and user interfaces. As part of our growth and product diversification strategy, we intend to continue to evaluate opportunities to acquire or invest in other businesses or existing businesses, intellectual property or technologies. We also intend to expand the breadth of markets we can address or enhance our technical capabilities by adding capabilities or technology that we do not have in-house, including by expanding our in-house software capabilities. We aim to become an interactive display system provider in all of our markets by combining system design, interactive displays, other hardware components and software functionality to create fully interactive display systems. We may seek to complement our organic growth by acquiring new technologies or personnel, including by acquiring other companies or assets adding value to our service offerings, particularly by enhancing our interactive solutions for automotive and/or industrial/specialized markets and software competencies relating to sensor technologies which may in the future include voice and facial recognition and other sensor technologies such as gesture, proximity and hovering.

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

We rely on our information technology, or IT, systems to manage numerous aspects of our business and provide analytical information to management. Our IT systems allow us to efficiently manage development projects, purchase products from our suppliers, provide procurement and logistic services, ship products to our customers on a timely basis, maintain cost-effective operations, provide historical and projected financial reports, comply with fiscal and regulatory requirements, and provide services to our customers. Our IT systems are an essential component of our business and growth strategies, and a disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. Although we take steps to secure our IT systems, including our computer systems, intranet and internet sites, email and other telecommunications and data networks, the security measures we have implemented have in the past not always been fully effective and our systems may be vulnerable to, among other things, damage and interruption from power loss, including as a result of natural disasters, computer system and network failures, loss of telecommunication services, operator negligence, loss of data, security breaches, hacker or denial of service attacks, computer viruses and other disruptive events. Any such disruption could adversely affect our reputation, brand and financial condition.

Some of our employees are employed subject to local laws that are less favorable to employers than the laws of the United States.

A large portion of our employees are employed in countries in which employment laws provide greater bargaining or other rights to employees than the laws of the United States. Such favorable employment rights require us to expend greater time and expense in making changes to employees’ terms of employment or making staff reductions, and to work collaboratively with the legal representatives of the employees to effect any changes to labor arrangements. As of December 31, 2021, we had approximately 849 persons working for us under employment, service and secondment agreements, and agreements with external dispatch firms, including 53 employees from Toppan providing services to VTS pursuant to secondment agreements and the Business Assistance Agreement and 48 workers dispatched to VTS from professional dispatch firms. Our employees in Nuremberg, Germany, have established a works council in the second half of 2020 comprising of 5 members. Since the establishment of the works council, we are subject to information, consultation and cooperation obligations. For example, any proposed changes in the collective working conditions, staff changes and restructuring efforts we may pursue in the future are subject to consultation with, and eventual approval by the works council, to the extent our employees in Nuremberg are affected. We cannot rule out that some of our employees are, or will become in the future, also members of unions or will decide in the future to establish works councils at any of our other locations, in which cases we would be subject to information, consultation and cooperation obligations towards such further works councils or unions as determined by the relevant applicable laws. The limits of the local laws to which we are subject, including whether our employees decide to become members of unions or establish additional works councils at other locations, may limit management’s flexibility in making changes to elements of our business that concern our workforce. Further, any significant dispute with our employees could result in a significant disruption of our operations or higher ongoing labor costs.

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

Our business is subject to a wide range of risks associated with doing business globally. Our sales outside of the European Union represented 95.6% and 97.6% of our total revenue in 2021 and 2020, respectively. One element of our growth strategy is to pursue opportunities for our business in several areas of the world, any or all of which could be adversely affected by the risks set forth below, or the risks of which we are currently unaware.

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

Our operating results may be affected by fluctuations in currency exchange rates and our ability to effectively manage our currency transaction and translation risks. Our business in terms of purchases and sales is mainly processed in U.S. dollar, which is the functional currency of three of our group entities. The functional currencies of our remaining group entities are processed in their local currencies. We use Euro as the group reporting currency. As we realize our strategy to further expand internationally, our exposure to currency risks will increase. In addition, there is a possibility that currency exchange rates will experience greater fluctuation if a country currently using the Euro as its currency ceases to do so. We do not manage our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Therefore, changes in exchange rates between these foreign currencies and the Euro will affect our revenue, cost of goods sold and operating expenses and margins, and could result in exchange losses in any given reporting period.

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

German corporate income tax, trade tax and VAT tax audits for the years 2015 until 2018 are still ongoing. None of the group companies has been subject to tax audits in the U.S., Japan or in Taiwan.

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

●	significant volatility in the market price and trading volume of securities of companies in our sector, which is not necessarily related to the operating performance of these companies;
●	material weaknesses in our internal controls;
●	the mix of our products and solutions during any period;
●	delays between our expenditures to develop and market new products and solutions and the generation of sales from those products and solutions and the related risk of obsolete inventory;
●	changes in our expenditures to promote our products and solutions;
●	success or failure of our research and development projects and those of our competitors;
●	announcements of acquisitions by us or one of our competitors;
●	the general tendency towards volatility in the market prices of shares of companies that rely on technology and innovation;
●	changes in regulatory policies or tax guidelines;
●	changes or perceived changes in earnings or variations in operating results;
●	any shortfall in revenues or net income from levels expected by investors or securities analysts; and
●	general economic trends and other external factors.

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

Based on an analysis of our gross income and gross assets for the taxable year ending December 31, 2021, we believe that we were not a PFIC for the taxable year ending December 31, 2021. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

In the event we were treated as a PFIC, U.S. holders (as defined in “Item 10. Additional Information—E. Taxation—U.S. Taxation”) of the ADSs could be subject to adverse U.S. federal income tax consequences. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, as well as certain elections that may be available to U.S. shareholders, see the section of this annual report titled “Item 10. Additional Information—E. Taxation— U.S. Taxation—Additional United States Federal Income Tax Consequences—PFIC Rules."

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

Two shareholders hold approximately 66% of our outstanding ordinary shares (including ordinary shares represented by ADSs) and our largest shareholder, Coöperatief IMI Europe U.A., holds approximately 50% of our ordinary shares (including ordinary shares represented by ADSs). Cooperatief IMI Europe U.A. has effective control over the outcome of all matters requiring shareholder approval, including elections of members of our supervisory board, amendments to our organizational documents and the approval of any merger, spin-off, sale of assets or other major corporate transaction. We are eligible to be treated as a ‘‘controlled company’’ within the meaning of the corporate governance standards of the New York Stock Exchange. Under these corporate governance standards, a ‘‘controlled company’’ may elect not to comply with certain corporate governance requirements, including the requirements that:

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

We do not take advantage of any of the applicable exemptions under the New York Stock Exchange corporate governance standards except to the extent we are exempt from such standards as a foreign private issuer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); however, there can be no assurance that we will not elect to do so in the future if we are eligible. Coöperatief IMI Europe U.A.’s ownership position and/or our future election to utilize exemptions available to a “controlled company” may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that shareholders may feel are in their best interest. The interests of our major shareholders may not always coincide with the interests of other shareholders and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, which might affect the prevailing market price for the ADSs.

We are limited in our ability to increase our share capital under German law, which may make it difficult for us to raise additional capital to fund our operations in a timely manner.

Under German law and according to our articles of association, an increase of our share capital requires a resolution passed at our shareholders’ meeting with both a simple majority of the share capital represented at the meeting, unless a capital increase can be executed using the authorized capital of the Company. A capital increase from authorized capital requires a resolution of the management board to such effect and the approval of the supervisory board. The aggregate nominal amount of the authorized capital created by the shareholders may not exceed one-half of the share capital existing at the time of registration of the authorized capital with the commercial register and the authorized capital may only be created for a period of up to five years. In addition, every holder of ordinary shares is generally entitled to subscription rights (commonly known as preemptive rights) relating to any new shares issued in connection with a capital increase in proportion to the number of shares he or she holds in the corporation’s existing share capital, and a minimum subscription period of two weeks must be provided for the exercise of such subscription rights, although holders of ordinary shares may resolve to exclude subscription rights under certain circumstances. Given these and other restrictions under German law, it may be difficult for us to access capital markets quickly to raise additional capital that may be needed to fund our operations. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

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
●	As a general rule under German law, a shareholder has no direct recourse against the members of the management board (Vorstand) or supervisory board (Aufsichtsrat) of a German stock corporation in the event that they have breached their duty of loyalty or duty of care to the German stock corporation. Apart from insolvency or other special circumstances, only the German stock corporation itself has the right to claim damages from members of the management board or the supervisory board. A German stock corporation may waive or settle such damage claims only if at least three years have passed since the violation of a duty occurred and the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the share capital represented at such meeting, unless a minority holding, in the aggregate, 10% or more of the German stock corporation’s share capital objects to the shareholder resolution approving the waiver or settlement and has its objection formally recorded in the minutes of the shareholder meeting by a German civil law notary.
●	Holders of ADSs are not treated as shareholders of the Company. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

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

As a public company, we are subject to additional regulatory compliance, including Section 404 of the Sarbanes-Oxley Act. Any failure to comply could have a significant and adverse effect on our business and reputation.

As a public company and for as long as we are an “emerging growth company” under the Jumpstart Our Business Startups Act (the “JOBS Act”), we are eligible to take advantage of exemptions from various reporting requirements. See “We are eligible to be treated as an “emerging growth company”, as defined in the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors” for more information. Section 404(a) of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, requires that beginning with this Annual Report, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently, will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an emerging growth company. As a result, for so long as we are entitled to avail ourselves of such relief or exemptions we will not obtain an independent assessment of the effectiveness of our internal controls which could detect problems that our management’s assessment might not and our management cannot guarantee that our internal controls and disclosure controls will prevent all possible errors or all instances of fraud. Once we cease to be an emerging growth company, Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting. If we are not able to establish and maintain an effective system of internal controls and otherwise implement the requirements of Section 404(b) in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC.

We need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue to improve control processes as appropriate, validate through testing that controls over financial reporting are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Misstatements or restatements in our financial statements or an adverse assessment by management about the effectiveness of our internal controls over financial reporting, as is currently the case, or an adverse assessment from our auditors about the effectiveness of our internal controls over financial reporting in the future, could result in a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we have incurred, and expect to continue to incur significant costs to improve our internal controls system and to hire additional qualified personnel. This reporting requirement could also make it more difficult or more costly for us to obtain certain types of insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Any such action could negatively affect our business and reputation. To achieve compliance with Section 404, we have been, and will continue to be engaged in documenting and evaluating our internal control over financial reporting, which is both costly and challenging.

There is a risk that we will not be able to conclude that our internal control over financial reporting is effective as required by Section 404, as is currently the case, which could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of the ADSs could be negatively affected, and we could become subject to investigations by the stock exchange on which the ADSs are listed, the SEC or other regulatory authorities, which could require additional financial and management resources, and have a significant and adverse effect on our business and reputation.

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

There is no guarantee that we will be able to implement adequate internal controls over financial reporting in a timely manner, or at all. Consequently, we may be unable to detect and react to risks arising in the course of our business. In addition, any failure to establish or maintain an effective system of internal controls over financial reporting could limit our ability to report our financial results accurately and in a timely manner or to detect and prevent fraud.

An inability to adapt our internal controls over financial reporting as well as our reporting and risk management procedures to the requirements of a public company could have a material adverse effect on our business, financial condition, results of operations and prospects. See ‘‘Item 3. Key Information—D. Risk Factors’’ for more information.

We have incurred increased costs as a result of operating as a public company, and our management has been required to devote substantial time to new compliance initiatives and corporate governance practices. As a public company, and particularly if we were to lose our status as an emerging growth company in the future, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), the listing requirements of The New York Stock Exchange and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

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

As a foreign private issuer, we are required to file an annual report on Form 20-F each year and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, although we intend to issue quarterly financial information, because of the above exemptions for foreign private issuers, we are not required to do so, and, therefore, holders of ADSs will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. Our foreign private issuer status will be tested on June 30 of each year and in the future we may lose our status. This could occur if, for instance, a majority of our shareholders of record were U.S. citizens or residents and a majority of our executive officers or directors were U.S. citizens or residents or if a majority of our assets were located in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a foreign private issuer. If we cease to be a foreign private issuer, we could be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP rather than IFRS. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost, and we would still be required to prepare financial statements in accordance with IFRS. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on United States stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies. Our financial statements in this annual report were prepared in accordance with IFRS, which differs from U.S. GAAP. Items on the financial statements of a company prepared in accordance with IFRS may not reflect its financial position or results of operations in the way they would be reflected had such financial statements been prepared in accordance with U.S. GAAP.

We are an “emerging growth company”, as defined in the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1)  an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act; (2) to the extent that we no longer qualify as a foreign private issuer, (a) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (b) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, including golden parachute compensation; and (3) an exemption from inclusion of critical audit matters in the auditor’s report

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our shares held by non-affiliates, or issue more than $1.0 billion of nonconvertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens.

A further or continued slowdown in the global economy could materially and adversely affect our business, results of operations and financial condition.

A further or continued slowdown in the global economy could adversely affect demand in our markets and negatively impact the electronic products sales from which we generate our income. A further or continued global economic downturn could also lead to a prolonged slowdown in our business, with side effects including significant decreases in orders from our customers, insolvency of key suppliers resulting in raw material constraints and product delays, inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies and counterparty failures negatively impacting our operations. In particular, a global semiconductor chip supply shortage has had, and is continuing to have, wide-ranging effects across multiple industries, particularly the automotive industry. Any such increase, supply interruption or shortage could materially and negatively impact our business, prospects, financial condition and operating results. In addition, a further or continued downturn in the economy could slow down the adoption of new technologies by our customers or cause our customers to shift their purchases to lower cost, less demanding technologies as opposed to more expensive, newer technologies we may develop. Because of such factors, we believe the level of demand for our products and projections of future revenue and operating results will be difficult to predict. If any economic downturn occurs in the future or the current downturn worsens or is prolonged, our business, results of operations and financial condition may be affected materially and adversely. Further, an increase in inflation could cause our costs for parts and components, labor costs, raw materials and other operating costs to increase, which would adversely affect our financial condition and results of operations. For example an increase of 1% of material costs would result in a marginal deduction of €1.2 million, if we could not offset this increase by other measures or increase the sales price.

.

ITEM 4.    Information on the Company

A.    History and Development of the Company

Our business is conducted through VIA optronics GmbH, registered in the commercial register of the local court (Amtsgericht) of Nuremberg under HRB 22650, and its subsidiaries. VIA optronics GmbH was established on May 12, 2006 with an initial share capital of €25,000. The company has its registered seat in Schwarzenbruck. Our principal executive offices are located at Sieboldstrasse 18, 90411 Nuremberg, Germany Telephone: +49 911 597 575 0.

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

In May 2021 we acquired Germaneers GmbH a high-tech engineering company focusing on automotive system integration and user interfaces. Germaneers has provided solutions for a range of well-known high-end original equipment manufacturers (OEMs). Refer to Note 5 of the financial statements.

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

●	Our customers operate in the automotive, consumer electronics and industrial/specialized applications markets.
●	Our automotive solutions can be found in the products of companies such as BMW, Ferrari, General Motors and Rolls Royce. Our automotive applications include displays for navigation, instrument clusters, rear seat entertainment and infotainment systems and, increasingly, interactive display systems.
●	Our consumer electronic solutions can be found in the products of companies such as Dell, HP, Lenovo, Mutto and Sharp. Our consumer applications include solutions for notebooks, tablets and all-in-one monitors.
●	Our industrial/specialized application solutions can be found in the offerings of companies such as 3M, Dell, Emirates Airlines, GE, Honeywell, John Deere and Siemens. Our industrial/ specialized applications include in-flight entertainment displays, ruggedized laptops, marine navigational systems and fish-finders, agricultural equipment, surround views, digital signage, interactive conference room displays and defense applications.

As of December 31, 2021 we had over 580 projects in process, either in the acquisition, development or industrialization phase or in production, for a combination of existing and potential new customers.

For the year ended December 31, 2020, we generated revenue, net loss and EBITDA of €152.6 million, €3.6 million and €6.3 million, respectively, and for the 12 months ended December 31, 2021, we generated revenue, net loss and EBITDA of €180.8 million, €11.4 million and a loss of € 3.3 million, respectively. In our segments display solutions and sensor technologies we generated revenue of €127.1 million and €25.5 million for the year ended December 31, 2020 and €154.7 million and €26.1 million for the year ended December 31, 2021, respectively. Due to continuous ramp ups in the automotive end-market our performance in 2021 may not be indicative of our full-year performance 2022. We are headquartered in Nuremberg, Germany and had over 800 staff working on our sites worldwide as of December 31, 2021, including through secondment and service agreements as well as agreements with professional dispatch firms. We maintain production facilities in Germany, China and Japan and, through our subsidiaries, operate sales offices in Taiwan and the United States as well as R&D facilities on the Philippines. In both – 2020 and 2021,we served over 80 customers around the world.

Our Competitive Strengths

We believe the following key strengths will help us to maintain and enhance our competitive position:

Proprietary bonding materials, patented processes and innovative technology. We believe that our proprietary silicone-based bonding material, patented optical bonding processes and metal mesh touch sensor technology as well as camera module design competence and in-house design capabilities are key enablers of our success in our target end-markets. We have a differentiated portfolio of patented optical bonding and metal mesh touch sensor technology and in-house manufacturing capabilities. In combination with VTS, as of December 31, 2021, we had an aggregate of 135 granted patents and 20 additional pending patent applications relating to our optical bonding processes, metal mesh touch sensor technology and component parts used in our customized production equipment. VIA bond plus is our proprietary silicone-based bonding material utilized for all of our bonding applications. In contrast to organic substances such as acrylates, VIA bond plus is repairable, non-shrinking, non-yellowing, environmentally friendly and stable at extreme temperatures. Max VU is our patented dry-bonding process that enables display head assembly without potentially damaging mechanical force, thereby increasing production yield, reducing potential LCD damage and minimizing undesired optical side effects. In addition, our copper-based metal mesh touch sensor technology offers significantly higher conductivity that enhance touch performance, including stylus/pen sensitivity and glove functionality. Cutting-edge technology in viewing and sensing applications as well as a combination of those technologies improves interactive display solutions, for example driver monitoring and surround view systems in automobiles. The key technical advantages of our camera modules and sensing applications include custom design, thermal management, durability, and access to IMI’s patent-pending 6-axis active alignment technology.

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

Commitment to innovation. We have committed significant resources in recent periods to technological advancements in our product offerings, including acquiring touch sensor technology from VTS in 2018 and enhancing our camera module development capabilities in 2019. Such technological advancements include our interactive display solutions which leverage our expertise in display solutions and touch sensor technology, as well as camera module design and related software capabilities. We believe that interactive display solutions will be critical to support the development of advanced and complex applications, such as advanced driver assistance systems, and we believe that we are well positioned to meet the next generation of innovation challenges for these technologies. In 2021 we expanded our competencies and capabilities by acquiring Germaneers, a high-tech engineering company focused on automotive system integration and user interfaces.  Further, in 2021 we formed a strategic partnership with SigmaSense, a global leader in touch sensing performance. In 2021, we received the award for “Best Technology Innovation Value Creation Strategy-Germany” by Capital Finance International (“CFI.co”). CFI.co is a print journal and online resource that reports on business, economics and finance. Each year, CFI.co seeks out individuals and organizations that contribute significantly to the convergence of economies and truly add value for all stakeholders.

Our Growth Strategy

Our goal is to become a leading provider of interactive display solutions, in particular to OEMs and their Tier-1 suppliers, specifically within the automotive and industrial/specialized markets, and to continue to deliver innovative products to our customers in the consumer end-market. The key elements of our strategy to achieve this goal are:

Expand our interactive display systems capabilities. We aim to expand our capabilities to serve as an interactive display system provider in the automotive, consumer electronics and industrial/specialized applications markets by combining system design, camera modules, software functionality and other hardware components. We plan to achieve this goal by utilizing our extensive intellectual property portfolio, process know-how, and optical bonding and metal mesh touch sensor and camera module technologies to expand our in-house technological capabilities. We also plan to expand our research and development efforts through increased investment in our engineering and software development activities, including the hiring of additional personnel. We may also seek to augment our solutions by acquiring new technologies and expertise with an initial focus on embedded systems and software development, including by acquiring other companies or assets, hiring technical teams or entering into strategic alliances. In 2021, we expanded our competencies and capabilities by acquiring Germaneers, a high-tech engineering company-focused on automotive system integration and user interfaces.  In 2021, we also formed a strategic partnership with SigmaSense, a global leader in touch sensing performance.

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

Cold Form Glass Collaboration with Corning

In 2019 we entered into a strategic partnership with Corning, whereby we are seeking to leverage our core competencies in the area of displays, optical bonding, copper metal mesh touch sensor technology and automotive camera module technology combined with Corning’s core competencies in the area of cold forming glass. As part of this collaboration, we are designing the production equipment used for the cold form process and in 2021 we continued working on several cold form projects with Corning. In January 2020, we initiated mass production of automotive interior curved display systems utilizing these technologies and in 2021 we ramped up production at our new facility in Germany for display assembly based on cold form technology for a leading US electric vehicle manufacturer.

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

Our customers’ product life cycles typically last multiple years, with consumer electronics being approximately 1-1.5 years, automotive being approximately 3-7 years and industrial/specialized applications being approximately 3-10+ years. With respect to metal mesh touch sensors and film produced by VTS, both we and Toppan have dedicated sales teams who provide sales services. Our dedicated sales force, as well as Toppan’s, is contracted under a bilateral distribution agreement, providing distributor services to VTS. See “Item 4. Information on the Company – B. Business

Overview – Business—Strategic Alliance Agreements" for a description of the distribution agreement and other material agreements with Toppan. As of December 31, 2021, we employed 42 sales and marketing professionals, with such professionals based in each of our locations. For the year ended December 31, 2020, our selling expenses totaled €3.4 million and represented 2.2% of revenue and for the 12 months ended December 31, 2021 our selling expenses totaled €6.4 million and represented 3.5% of revenue.

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

The material terms of these commercial agreements are as follows:

●	Employee Secondment Agreements: On March 29, 2018, VTS entered into employee secondment agreements with each of Toppan and Toppan Electronics Products Co., Ltd., or TEP, a wholly owned subsidiary of Toppan, pursuant to which Toppan seconds 16 employees and TEP seconds 38 employees at two VTS manufacturing sites located in Shiga and Satte Japan. The secondment period for each secondee is set on an individual basis, with most secondees serving a three-year secondment period which ended in March 2021. The amendment agreement signed on March 25, 2021 agreed that the serving period shall be extended for additional two years, ending March 25, 2023. As of December 31, 2021, the seconded employees represented approximately 47% of VTS’s employees at the Shiga and Satte sites.

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

●	Facility Lease Agreements: On March 29, 2018, VTS entered two facility lease agreements with Toppan relating to the manufacturing facilities located in Shiga and Satte. Both facilities are located within the premises owned by Toppan and certain administrative services associated with the leases are provided by Toppan Techno Co., Ltd., an affiliate of Toppan. The Shiga lease provides for an initial term of five years with an option in favor of VTS to renew the term for an additional five years. The Satte lease provides for a term of two years and may be extended by mutual agreement by the parties and was extended through March 31, 2021. An amendment to the lease agreement signed in August 2021 extended the lease term for an additional year, terminating in March 31, 2022. A further amendment to the lease agreement signed on March 14, 2022 extended the lease term until March 31, 2023. Each lease provides for rental amounts to be paid in equal monthly installments during the life of the lease, except that (i) rental payment for the first year of each lease may be made in 48 equal monthly installments with the first payment deferred until April 2019 and (ii) rental payment for the second year of each lease was paid in one lump sum in March 2020, subject, in each case, to the application of 2% interest. Both lease agreements allocate a portion of certain shared maintenance and administrative costs to VTS. The lease agreements may be terminated upon an insolvency event of either party, either party’s uncured material breach of the agreements, if we cease to control a majority interest in VTS or if Toppan no longer holds any interest in VTS.

Business Assistance Agreement:  Under this agreement, effective March 26, 2018, Toppan provides VTS with certain operational support services, such as sales and production control (including pricing and quotation proposal), manufacturing design operation, procurement, accounting, environmental regulatory compliance, general administration of seconded employees, product shipping and quality control. Additionally, Toppan will allocate an appropriate number of staff with the qualifications to perform these services. The cost of the personnel performing the operational support services is allocated to VTS at fixed monthly rates based on the number of individuals and time dedicated to performing such services. VTS and Toppan also collaborate to use a shared administration system. The business assistance agreement has a three-year term. The first amendment was signed on April 1, 2019 and because the cost of the support service changed in accordance with the updated consigned work list, the second amendment was signed on

April 1, 2020. The second amendment also extended service term to March 31, 2022. The new amendment signed on April 26, 2022 further extended the term to March 31, 2023.

It is terminable by VTS on 30 days’ prior written notice, upon an insolvency event of either party, either party’s uncured material breach of the agreement, if we cease to control a majority interest in VTS or if Toppan no longer holds any interest in VTS.

●	IP Transfer Agreement: VTS entered into a Transferred IP Purchase Agreement with Toppan on March 29, 2018, Toppan transferred certain patent applications and issued patents relating to copper touch panel sensors and copper PET film to VTS for a purchase price of 568,675,000 Japanese Yen (exclusive of consumption tax), which was paid in installments ending on March 31, 2019. Pursuant to the terms of the IP Transfer Agreement, the completion of the application registration process with respect to transferred but unissued patents was assumed by VTS.
●	IP License Agreement: Pursuant to the IP License Agreement effective March 29, 2018, Toppan granted VTS a non-exclusive, worldwide license for certain patents (including applications) and certain know-how developed by Toppan (such rights, the Licensed IP) for the purpose of manufacturing, selling, or importing/exporting VTS’s products. In general, this agreement remains in force and effective until the expiration of the last licensed patent, unless terminated earlier by either party upon a payment default by VTS, an insolvency event of either party, either party’s uncured material breach of the agreement, if we cease to control a majority interest in VTS. In connection with this agreement, VTS agreed to pay Toppan a low single-digit royalty on the total sale proceeds of the VTS products covered by the license, with such royalty fee payable monthly. Toppan provided VTS with certain customary representations and warranties regarding its intellectual property rights in the Licensed IP, including valid ownership and sufficiency of the Licensed IP.
●	R&D and Consignment Agreement: Pursuant to this agreement dated March 29, 2018, as amended on November 7, 2019, December 6, 2019 and June 23, 2020, Toppan agreed to make available 7 Toppan employees to perform certain research and development services in accordance with a scheduled plan prepared by VTS. The number of employees increased to 8 staffs since April 2020. The R&D and Consignment Agreement has an initial term of three years and expired in March 2021. The new amendment agreement signed in September 2021 agree that VTS shall pay the fees on a monthly basis, in the amount of 4,990,000 per month for the service render for the period from April 1, 2021 to March 31, 2022. The new amendment signed on April 1, 2022 further extended the term to March 31, 2023 VTS pays a fixed monthly fee for the research and development services, which is calculated generally based on Toppan’s staffing costs with applicable mark-up rates. The R&D and Consignment Agreement provides that any inventions and discoveries developed through the performance of the research and development services shall become the properties either of VTS or Toppan or jointly owned by both parties, depending on the underlying intellectual property which became the basis of such inventions and the nature/usage of the inventions. The R&D and Consignment Agreement may be terminated upon an insolvency event of either party, either party’s uncured material breach of the agreement, if we cease to control a majority interest in VTS or if Toppan no longer holds any interest in VTS.
●	System Use Agreement: Pursuant to this agreement dated March 29, 2018, as amended on December 31, 2018, November 7, 2019, April 24, 2020 and June 18, 2020. Toppan has a production management software system that may be helpful in operating the business and granted to VTS the right to use the system. Both parties confirm that the use fee change from 1% of revenue to JPY 1,000,000 (excluding tax) per month from July 1, 2019. The new amendment signed on August 23, 2021 agreed that the effective date will continue until March 31, 2022 unless terminated earlier by either party. A further amendment signed on April 1, 2022 extended the term to March 31, 2023. If not terminated earlier, the term will be renewed for successive three months unless either party notifies not to renew at least thirty days prior to expiration of this agreement. The agreement may also be terminated upon an insolvency event of either party or either party’s uncured material breach of the agreement..

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

With respect to the continued supply of silicone materials, the new Framework Cooperation Agreement provides as follows: (i) Wacker is required to exclusively provide us with the base silicone material used in our VIA bond plus adhesive per the specifications set forth in such agreement so long as we satisfy a minimum delivery amount per calendar year, (ii) we are required to purchase all of our requirements of our silicone materials from Wacker, if the silicone material is suitable for the project and approved by our customer and except to the extent that Wacker is unable to meet our requirements (which Wacker is required to confirm in writing within one week of our request for material) in which event we are permitted to obtain a suitable different material, (iii) the price of such material shall be mutually negotiated each year during the fourth quarter, with the contract being terminable if the parties are not able to agree on terms and (iv) Wacker’s liability is limited as it solely warrants that the silicone material will meet the specifications provided in the agreement. The Framework Cooperation Agreement has an initial term ending December 31, 2022 and thereafter automatically renews for successive one year terms unless it is earlier terminated on six months’ advance notice. While the contract may be renewed for additional periods, the exclusive relationship with Wacker will terminate no later December 31, 2022.

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

Collaboration with Corning

We also have entered into five commercial agreements with Corning Auto Glass Solutions, LLC or one of its affiliates (Corning) to collaborate on the development and manufacture of glass-on frame cold formed, or three dimensional formed surface, products for automotive interiors employing our optical bonding technology and Corning’s cold forming technology which enables three-dimensional (3D) shaped cover glass designs, including automotive dashboard and instrument clusters made out of a single piece of formed glass. Automotive interiors includes cockpit and interior solutions of passenger vehicles, including automobiles, trucks, aircraft, seacraft and trains. The agreements include provisions relating to development, supply, manufacturing, cost-sharing and exclusivity, and delineate the respective intellectual property rights of the parties. The first three agreements have an initial term of ten (10) years from the effective date of March 6, 2019 ,unless earlier terminated pursuant to its terms, and will thereafter automatically renew for one (1) or more additional three-year periods upon expiration of the initial term, as applicable, subject to certain notice requirements. The fourth agreement has an initial term of 10 years with an effective date of January 26, 2021. The fifth agreement has an initial term of seven years with an effective date of November 15, 2021. We have no financial commitments under the agreements until work orders are entered into, other than the industrialization support charges of the fifth agreement. Half will be charged in each sold part the other portion shall be reimbursed each quarter of 2022. The fourth agreement adds a new project to the first three agreements.

Agreements with IMI

Service and Support Agreement

Our subsidiary VIA optronics GmbH entered into a Service and Support Agreement effective January 7, 2019, with IMI, an affiliate of our shareholder, pursuant to which IMI agreed to provide development support services to VIA optronics GmbH by providing 14 dedicated employees for contract development support services. Additional dedicated employees can be added by mutual agreement of the parties. VIA optronics GmbH pays a fixed monthly fee for each dedicated employee which covers all costs for five (5) workdays a week. In addition, VIA optronics GmbH bears sole responsibility for any potential taxes, assessments, and other similar payments which accrue under this agreement. Each party disclaims any ownership rights to other party’s background intellectual property and provides that any intellectual property that is developed by the parties in the course of performing the development support services under the agreement is solely owned by VIA optronics GmbH. The Service and Support Agreement has an unlimited term unless terminated by either party on at least 30 days’ written notice. The agreement ended on December 31, 2021.

Framework Development Agreement

VIA optronics GmbH also entered into a Framework Development Agreement with IMI that was effective November 1, 2018. Pursuant to this agreement, Via optronics GmbH agreed to provide IMI, development and research services for camera module projects. The scope of any relevant services to be provided by VIA optronics GmbH is to be set forth in separate statements of work which are negotiated in good faith by the parties, which statements of work will contain any terms and conditions with regard to contract periods and payment conditions. IMI pays a fixed hourly rate for each employee of VIA optronics GmbH performing services under this agreement. In addition, IMI, bears sole responsibility for any potential taxes, assessments, and other similar payments which will accrue under this agreement. The agreement disclaims any ownership rights to other party’s background intellectual property and provides that any intellectual property that is developed by the parties in the course of performing any statement of work is solely owned by VIA optronics GmbH. The Framework Development Agreement has an unlimited term unless terminated by either party on at least 30 days’ written notice. The agreement ended on December 31, 2021.

Incorporation VIA optronics (Philippines), Inc.

In September 2021 we incorporated a new entity in the Philippines, VIA optronics (Philippines), Inc. (“VIA Philippines”), to provide customized and platform camera solutions, from design and development to process testing and quality control. VIA Philippines was incorporated to facilitate the integration of a camera design and development team that was previously a part of Integrated Micro-Electronics, Inc. (“IMI”), a Philippines-based company and VIA shareholder. Through a Service and Support Agreement (the “Agreement”), IMI has provided development support services through this team to the Company’s subsidiary, VIA optronics GmbH since January 2019. The Agreement was terminated on December 31, 2021 and the camera design and development team formally become a part of the Company in January 2022, with approximately 20 employees joining VIA.

Strategic Partnership with SigmaSense

In June 2021, we formed a strategic partnership with SigmaSense, a global leader in touch sensing performance. As part of the strategic partnership, VIA has made a financial investment into SigmaSense and expanded their collaboration to develop new touch solutions for automotive applications, industrial displays and consumer electronics. In June 2021, VIA also purchased a convertible promissory note for $900,000 (the “Note”).

The Note had an interest rate of 6.0% per annum and was converted into Series B-1 shares of SigmaSense in 2021.

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

Patents

In combination with VTS, as of December 31, 2021, we held 49 active patent families (i.e., groups of patents/patent applications for an invention filed in different countries that are based on the same priority (the first application)), including 137 granted patents covering certain display systems and customized equipment relating to our optical bonding technology and conductive film, electrodes and touch panels and display devices relating to our metal mesh touch sensor technology, and had an additional 20 pending patent applications worldwide.

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

China

Production, Possession and Handling of Waste and Dangerous Goods

Our business activities in China result in the generation and discharging of waste, including hazardous waste. Pursuant to the PRC Environmental Protection Law promulgated on December 26, 1989, amended on April 24, 2014, and effective as of January 1, 2015, the Measures for Pollutant Discharge Permitting Administration (for Trial Implementation) promulgated on January 10, 2018 and effective as of the same date, as well as Regulations on the Administration of Pollutant Discharge Permits promulgated on January 24, 2021 and effective as of March 1, 2021, a pollutant discharging entity shall hold a pollutant discharge permit as legally required, and the handling of hazardous waste is subject to special obligations such as registering with local authorities and helping authorities track the transfer of the hazardous waste to a qualified hazardous waste disposal entity. Our Chinese subsidiary has obtained the required permits.

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

Work Safety

Under relevant work safety laws and regulations, including the Work Safety Law of the PRC which was promulgated on June 29, 2002, amended on August 27, 2009, August 31, 2014, and June 10, 2021 and effective as of September 1, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement a work safety responsibility system. In addition, production and operating business entities must arrange for work safety training and provide employees with protective equipment that meets the national standards or industrial standards. An entity, its relevant persons-in-charge and/or work safety management personnel, who have failed to perform such safety measures will be required to rectify within a time limit or face administrative penalties. If the failure is not rectified within the prescribed time limit, the entity may be ordered to suspend business until such time as the failure is rectified, and serious violations may result in criminal liabilities. We are in compliance with the Work Safety Law.

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

Potential Liability for Products and Environmental Losses

Our business activities in China are exposed to product liability and liability for environmental damage. Our Chinese subsidiary is engaged in the production and sales of the display screen and the TFT-LCD display panel and relevant products and processes. As a producer, our Chinese subsidiary may be held strictly liable (i.e., liable regardless of our fault) for damages caused by a defective product. Pursuant to the PRC Product Quality Law, producers may be protected from liability only if they can prove the case falls into one of the following three circumstances: (i) the products have not been put into circulation; (ii) the defects were non-existent when the products were put into circulation; or (iii) the defects could not be found at the time of circulation due to scientific and technological reasons. Punitive compensation could be available if the producer or seller knowingly produces or sells a defective product that causes death or serious damages to the health of others. As for the environmental liabilities, according to the PRC Civil Code, polluters are strictly liable for any damages caused to the environment. Any entity which discharges pollutants shall assume the burden to prove that it should not be liable or its liability could be mitigated under certain circumstances as provided for by law or to prove that there is no causation between its conduct and the harm. Even if the entity complies with all the national or local pollutant discharge standards, it may still be held liable in accordance with a judicial interpretation issued by Supreme People’s Court on the liability for environmental torts.

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

Insurance

We maintain comprehensive business liability insurance coverage (Betriebshaftpflichtversicherung) for our business operations in Germany, as well as in the United States and China where we have operations. In addition, we obtain directors and officers liability insurance, which covers expenses, capped at a certain amount, that our management and supervisory board members and our executive managers may incur in connection with their conduct as members of our management and supervisory boards or executive managers. We maintain insurance policies/a group insurance policy for our employees covering occupational accidents, car insurance policies, a legal expenses insurance policy and also insurance covering the risks of damaging our assets, business interruptions, transport risks and foreign travel health costs. We consider the insurance coverage we have to be adequate in light of the risks we face.

C.    Organizational Structure

Organizational Chart

The following chart shows the organizational structure of VIA optronics AG and its direct and indirect subsidiaries as of the date hereof. See “Description of Company History and Share Capital— Incorporation of the Company.”

D.    Property and equipment

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

As of December 31, 2021 we had 35 employees dedicated to these functions. Both of our Japanese production sites are located inside factories of Toppan and are operated pursuant to lease and business assistance agreements. The production process is mainly operated by Toppan employees who are dedicated to VTS production on a secondment basis pursuant to secondment agreements. The primary raw materials used in production at these facilities are purchased by VTS with support from Toppan’s purchasing team, leveraging pre-negotiated Toppan procurement conditions. See “Item 4. Information on the Company – B. Business Overview – Strategic Alliance Agreements” for a description of the lease and secondment agreements and other material agreements with Toppan. Because our products are often designed in close collaboration with our customers, our manufacturing and production teams, along with our sales and research and development personnel, are often actively involved in multiple stages of our customers’ product design, development and production processes. As our business continues to grow, we intend to expand our operations within these groups over the next several years, including cold forming production and improvement in automation in our facilities in Germany and Japan. To support these upgrades and enhancements, we intend to increase our engineering, marketing and services staff in multiple geographies in order to support new development, marketing and service activities to meet the needs of both new and existing customers. We believe that the achievement of these expansion efforts may require substantial capital expenditures.

In 2021 we started to set up  a new production facility by installing a new automated production line in a new building near our headquarters in Nuremberg.  This production facility is used to build display assemblies for automotive end customers based on the cold form technology.  This new line occupies an area of about 1500m². Installation was completed in July 2021 and we started to ramp up production in August 2021.

The image below illustrates the location of our manufacturing, R&D and engineering and sales and support facilities.

Facilities

Information concerning our properties is set forth below as of December 31, 2021

Location	Size (Sq. Meters)	ISO Certification*	Focus	Lease Termination Date
Nuremberg, Germany	4,865	ISO 9001:2015	Corporate Headquarters;	October 31, 2025
		IATF 16949	Display Solutions
			Manufacturing and Sales
			Silicon Sales
			Camera Module Sales
Schwarzenbruck, Germany	28	N/A	Offices	N/A
Suzhou, China	14,220	ISO 9001:2015	Display Solutions	March 31, 2025
		ISO 14001:2015	Sales
		IATF 16949:2016
Satte, Japan	1,676	ISO 9001:2008	Film for Metal Mesh	March 31, 2023
		JIS Q 9001:2008	Sensor Technology
Shiga, Japan	10,957.8	ISO 9001:2008	Sensors for Metal Mesh	May 31, 2023
		JIS Q 9001:2008	Sensor Technology
Taipei, Taiwan	VIA sales: 58.84	N/A	Sales Offices	September 18, 2022
	VTS sales: 13.85			July 31, 2022
Orlando, Florida	199	ISO 9001:2015	Sales Office	February 28, 2025

Laguna, Philippines	110	None	Camera Module Design Service	December 31, 2026

Wettstetten, Germany	650	ISO 9001:2015, KBA	Office and Prototyping	January 01, 2024

Erlangen, Germany	157	ISO 9001:2015, KBA	Office and Electronics lab	December 31, 2022

*    The ISO 9000 family of standards relates to quality management systems and is designed to help organizations ensure that they meet the needs of customers and other stakeholders.

Capital Expenditures

Our capital expenditures amounted to €8.8 million and €3.8 million, for the years ended December 31, 2021 and 2020, respectively. In 2021 the capital expenditures mainly focused on the investment in building and future projects in the industry and especially automotive sector to be able to perform new production technologies in-house.

ITEM 4A. Unresolved Staff Comments

None.

ITEM 5.    Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “ Special Note Regarding Forward Looking Statements.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

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

In anticipation of our initial public offering (“IPO”)we completed a corporate reorganization, pursuant to which VIA optronics AG became the holding company for VIA optronics GmbH and its subsidiaries, see "Description of Company History and Share Capital" incorporated by reference into this annual report from our Registration Statement on Form F-1 for more information.

We report our results in Euros, which we consider our reporting currency.

Restatement of Previously Issued Financial Statements

As described in more detail in Note 2.3 to the Audited Consolidated Financial Statements, included elsewhere in this Report, we restated our consolidated financial statements as of December 31, 2020 and for each of the years ended December 31, 2020 and 2019 for the correction of an error related to costs incurred in preparation for our September 2020 IPO. For additional information on the nature and impact of the error on the Company’s historical financial statements, refer to Note 2.3 to the Audited Consolidated Financial Statements, included elsewhere in this Report.

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

These metrics include both IFRS and non-IFRS measures. Our management and supervisory board utilize both IFRS and non-IFRS measures in a number of ways, including to facilitate the determination of our allocation of resources, to measure our performance against budgeted and forecasted financial plans and to establish and measure a portion of management’s compensation. Our management and supervisory boards believe EBITDA is a helpful tool in understanding certain aspects of our financial performance and is an important supplemental measure of operating performance because it eliminates items that may have less bearing on our operating performance and highlight trends that may not otherwise be apparent when relying solely on IFRS financial measures. We also believe that EBITDA is useful to investors and other users of our financial statements in evaluating our performance because this measure is used by our management and supervisory board for these purposes.

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

Year ended December 31	2021	2020	2019
€ in thousands		Restated*	Restated*
Net (loss)	(11,508)	(4,914)	(16,018)
Adjustments:
Financial Result	776	1,421	1,642
Income Tax expense (benefit)	1,217	1,976	183
Depreciation and amortization	6,101	7,044	6,537
EBITDA	(3,414)	5,527	(7,656)
EBITDA margin	(1.9)%	3.6%	(5.6)%

*The 2020 and 2019 consolidated statements of operations and other comprehensive income (loss) have been restated to correct an error. Refer to Note 2.3 of the 2021 consolidated financial statements for additional information.

Our key financial metrics by segment are as follows:

	Display	Sensor	Other	Total	Consolidation	Consolidation
12/31/2021	Solutions	Technologies	Segments	Segments	Adjustments	Total
€ in thousands
External revenues	154,708	26,095	—	180,802	—	180,802
Inter-segment revenues	—	3,917	—	3,917	(3,917)	—
Total revenues	154,708	30,011	—	184,719	(3,917)	180,802
Gross profit (loss)	13,929	6,554	—	20,483	10	20,493
Operating income (loss)	(4,003)	1,545	(7,057)	(9,515)	—	(9,515)
Depreciation and amortization	3,520	2,566	14	6,101	—	6,101
EBITDA*	(482)	4,111	(7,042)	(3,414)	—	(3,414)

12/31/2020	Display	Sensor	Other	Total	Consolidation	Consolidation
Restated**	Solutions	Technologies	Segments	Segments	Adjustments	Total
€ in thousands
External revenues	127,119	25,471	—	152,590	—	152,590
Inter-segment revenues	—	3,360	—	3,360	(3,360)	—
Total revenues	127,119	28,831	—	155,951	(3,360)	152,590
Gross profit (loss)	18,404	4,933	—	23,336	23	23,359
Operating income (loss)	6,625	479	(8,583)	(1,479)	(38)	(1,516)
Depreciation and amortization	2,524	4,520	—	7,044	—	7,044
EBITDA*	9,149	4,999	(8,583)	5,565	(38)	5,527

12/31/2019	Display	Sensor	Other	Total	Consolidation	Consolidation
Restated**	Solutions	Technologies	Segments	Segments	Adjustments	Total
€ in thousands
External revenues	113,359	23,873	—	137,231	—	137,231
Inter-segment revenues	—	2,138	—	2,138	(2,138)	—
Total revenues	113,359	26,010	—	139,369	(2,138)	137,231
Gross profit (loss)	11,979	(1,954)	(3)	10,022	10	10,022
Operating income (loss)	(4,028)	(6,332)	(3,832)	(14,192)	—	(14,192)
Depreciation and amortization	2,055	4,482	—	6,537	—	6,537
EBITDA*	(1,972)	(1,851)	(3,832)	(7,655)	—	(7,655)

*EBITDA is calculated based on gross profit, deducting other operating income / expenses and adding depreciation and amortization expenses.

**Certain amounts for 2019 and 2020 have been restated; see Note 2.3 of the financial statements.

In our display solutions segment, we focus on the development, production and sale of interactive display solutions using our optical bonding technology. We provide optical bonding on either a consignment basis (meaning our customer directly sources product components and we apply our patented Max VU bonding process to assemble such components) or a full service basis (meaning we source the necessary product components and perform the related optical bonding). In limited cases, we also offer licenses for our Max VU optical bonding processes and sell related bonding equipment to selected customers. Additionally, starting in 2019, we began providing certain customers with automotive camera module technology and research and development engineering services. For the years ended December 31, 2021 and 2020, we generated €154.7 million and €127.1 million, respectively, in revenue and €(5.7) million and €3.5 million, respectively, in operating losses from our display solutions segment.

In our sensor technologies segment, we focus on the development, production and sale of metal mesh touch sensors, both for use in our own enhanced display solutions and as component parts to third-party customers, and the development of other sensor components and technologies that can be incorporated into our interactive display solutions. For the years ended December 31, 2021 and 2020, we generated €26.1 million and €25.5 million, respectively, in revenue and €1.5 million and €0.5 million, respectively, in operating income from our sensor technologies segment.

Our customers operate in the automotive, consumer electronics and industrial/specialized applications markets. Our offerings are foundational to our customers’ products and our customers rely upon us to meet their demanding production and quality specifications, as well as their inventory and quantity requirements. Our sales process is principally geared towards interactive display solutions using our optical bonding technology, customized metal mesh touch sensors and camera modules. Following our acquisition of a majority interest in VTS, we have further integrated the utilization of metal mesh touch sensors in the production of our touch-enabled enhanced display solutions to the extent that these sensors are compatible with our customers’ specifications. We also offer metal mesh touch sensors as a stand-alone product to third parties for integration in their products. We are increasingly focused on producing interactive display solutions, integrating our display and metal mesh touch sensor technology and expertise with advanced camera modules. We expanded our competencies and capabilities by acquiring Germaneers, a high-tech engineering company-focused on automotive system integration and user interfaces.  Further we formed a strategic partnership with SigmaSense, a global leader in touch sensing performance.

Our customers and design partners include many of the world’s largest display and system manufacturers in the automotive, consumer electronics and industrial/specialized applications markets. We generally sell our products to OEMs and Tier-1 suppliers. Our technological expertise in combination with our deep customer and commercial partner collaborations, including our collaboration with Corning with respect to cold form glass technology, enables us to meet challenges and act as a sole source supplier for certain customers, including, for example, selected customers in ruggedized applications and the automotive industry. We market and sell our products and solutions primarily through our internal direct sales force, supported by outside sales representatives and distributors, including Toppan.

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

Success of Design Wins with Potential and Existing Customers.   We believe our enhanced display solutions offer high-quality and advanced functionality, which combined with our ability to meet our customers’ production volume requirements makes us an attractive choice to existing and potential customers. In order to get our solutions designed into OEMs’ products, we work with our current and potential OEMs and/or their Tier-1 or other suppliers to understand their product roadmaps and strategies. We incur costs, including research and development costs relating to product design and prototype manufacturing, such as with our current automotive project pipeline, as well as tooling costs (i.e. the cost of tools and fixtures needed to produce samples and pre-production parts) in connection with our pursuit of new design wins, that may not be accompanied by or lead to revenues. Our customers may not purchase our solutions even after we have obtained a design win due to factors unrelated to the quality or availability of our solutions. These costs can be significant and may not be reimbursed. With respect to our automotive customers, we are increasingly collaborating in the early stages of the OEM design and development process on interactive display systems for car interiors, which have become, and we believe will continue to be, differentiating factors for the driver experience.

We consider design wins to be critical to our future success. We currently define a design win based on (1) when we receive a customer business award/nomination letter (which is normally before any new product innovation (“NPI”) development); [and/or] (2) when we receive a purchase order from a customer for samples, non-recurring engineering (“NRE”) costs (such as development cost, cost of qualification tests and certifications), and tooling costs, which is associated with a customer’s desire to design a real product with a customer plan to go into mass production. The revenue that we generate, if any, from each design win, and the cost incurred to achieve each design win and prepare for production of the products, can be material and can vary significantly. The product development process for our OEM, Tier-1 supplier and other customers can be lengthy, and in some instances may last for longer than two years. We may not earn revenue from our solutions unless and until products featuring our technologies are shipped to our customers, and prior to such time we may incur unreimbursed costs, which at times may be significant, for product development. Our sales expectations are based on forecasts from our existing customers, internal estimates of existing and potential customer demands and internal estimates of overall market trends. We anticipate that our costs in connection with new design wins will increase as we pursue additional opportunities with new and existing customers, including in furtherance of our strategy of becoming an interactive display system provider.

Investment in Growth.   We have invested in our business and intend to continue making such investments and increasing our headcount to expand our operations and develop our products and differentiated technologies to support our growth and expand our infrastructure. For the years ended December 31, 2021 and 2020, we incurred capital expenditures of €8.8 million and €3.8 million, respectively, in connection with continued investments in technical equipment, machines and other equipment in furtherance of our goal of becoming an interactive display system and camera solutions provider. We expect our total operating expenses to increase, potentially significantly, in the foreseeable future to meet our growth objectives. We plan to continue to invest in our sales and support operations to further broaden our support and coverage of our existing customer base, in addition to developing new customer relationships and generating design wins. We also intend to continue to invest additional resources and tools in research and development to support the development of our products and differentiated technologies. For the years ended December 31, 2021 and 2020, our research and development expenses were €4.5 million and €3.2 million, respectively, and are principally related to increased research and development costs associated with camera module technology. This includes current year expenses for projects in research and development which were initiated in prior periods. We expect that our research and development expenses, including prototype development costs related to future automotive projects, will increase, potentially significantly, in the future as we pursue additional opportunities and in furtherance of our strategies. Any investments we make in our sales and marketing operations or research and development will occur in advance of experiencing any benefits from such investments, and the return on these investments may be lower than we expect or be nonexistent.

Pricing and Product Cost.   Our gross margin has been and will continue to be affected by a variety of factors, including the timing of changes in pricing, changes in our product mix, shipment volumes, market prices for our customers’ products, changes in the purchase price of our raw materials and changes in the purchase price of third-party components integrated into our enhanced display solutions and direct labor costs. In general, newly introduced products and products with higher performance and functionality, as well as more complex displays used in more challenging and demanding environments (such as industrial/specialized applications), tend to be priced higher than more mature products or products with fewer features (such as in the consumer market). In addition, as we shift production of certain of our products out of China and expand production capacity in other geographies, we expect that our labor costs may increase and we may not be able to pass the increased costs on to our customers. We expect that in certain cases the average selling prices during the life cycle of our project related products can decline as they mature. When selling prices decline, we seek to offset this effect by reducing our costs of raw materials and components as part of our overall manufacturing expenses. If we are unable to maintain overall average selling prices or offset any declines in average selling prices with realized savings on product costs, our gross margin will decline. Additionally, as a result of the volatility of the global supply chain, transportation costs, have increased A positioning as Tier1 supplier would further improve our positioning toward our current and future customer base.

The Ability of our Customers to Produce and Sell Their Products.   Our customers generally use our products and solutions as a component or a portion of their offerings to their own customers, who in turn sell these offerings to end users. Accordingly, our success depends in large part on the ability of our customers to market and sell their offerings that incorporate our products and solutions. Our customers’ product offerings are usually complex and may involve many different systems and components, and their ability to sell their products depends on many factors, including the availability of component parts, raw materials and other necessary services; the proper functioning of each of these components and the timeliness and effectiveness of their own processes. Supply or production delays, raw material shortages or the failure or under-performance of components unrelated to our products and solutions may impact our business even when we are able to deliver our products and services timely and defect-free. These factors may cause delays in our customers’ production cycles, may cause our customers to cut back or delay their purchases of our products and solutions or may lead them to cease purchases from us entirely for periods of time while they address their production issues. Because our customer agreements typically do not specify minimum order requirements by our customers, our customers usually have no obligation to purchase our solutions if they experience supply issues unrelated to our solutions, or to make any prepayments to us. The current component shortage can adversely affect our supply chains, logistics, and the availability of our workforce, and there can be no assurance that our cost saving initiatives will be successful or that COVID-19 won’t have an adverse impact on our revenue in future.

Our Customer Mix.   We operate in two segments and deliver products to customers in three different end-markets: automotive, consumer electronics and industrial/specialized applications. We sell different types of products into our various customer end-markets such as displays or cameras for automotive interior applications (e.g. dashboard integrated, rear-seat) or in exterior application to manage (ADAS and access applications) (automotive), touch displays for consumer appliances (consumer electronics) and highly readable displays for different industrial or medical machines (industrial/specialized applications).. Since 2018, our sales mix has moved toward a more balanced portfolio with the largest concentration in industrial applications followed by consumer and automotive applications. This change in sales mix by end-market is expected to improve our gross margin, as sales to customers in the consumer end-market usually contribute lower gross margin in comparison to those to customers in the automotive and industrial/specialized applications end-markets, as our gross margins generally are higher with more specialized product development. We expect to achieve our targeted share of the industrial/specialized end-market in the coming years. In our sensor technology segment, most of our product sales are used in consumer-related products; however, we are seeing increased use by customers with products in the automotive and industrial/specialized applications end-market.

Based on historical experience, revenue in the first quarter is typically the lowest in the year. This dynamic also continued for the year 2021, however, there can be no assurance that those historical trends will continue in future periods.

Product Development Efforts and Product Lifecycles of our Existing and Potential Customers.   Our customers’ product life cycles, or the time they wish to purchase and use a particular design, vary significantly depending on their end-market, typically lasting multiple years. Based on our experience, we typically expect life cycles to be approximately one to three years for consumer electronics, three to seven years in automotive and three to ten or more years in industrial/specialized applications. We estimate our customers’ product life cycles on a case-by-case basis, given the close contacts we have with our customers. For consumer electronics products, it typically takes us approximately three months to complete conceptual requests for information, or RFIs, approximately three months to receive requests for quotes, or RFQs, or business awards, approximately six months to complete development and sampling before we commence commercial shipments, and one to one and a half years to ramp up mass production, and we provide ongoing service for an additional two to three years. For automotive applications, it typically takes us approximately six months to one year to support conceptual RFIs or RFQs (i.e., to generate and work on quotes from suppliers, which includes negotiating pricing and terms with suppliers and modifying quotations based on customers’ changes to requirements in this phase), or until we receive business awards, then two to three years to complete development and sampling before we commence commercial shipments, and six months to one year to ramp up mass production, and we provide ongoing service for an additional eight to ten years. For industrial/specialized applications, it typically takes us approximately one to two years to support conceptual RFIs or RFQs, or until we receive business award, one to one and a half years to complete development and sampling before we commence commercial shipments, and six months to three years to ramp up mass production, and we provide ongoing service for an additional one to ten years. Consumer electronics products generally have shorter development timelines and automotive and industrialized/specialized products have longer development timelines. As noted above, costs we incur to develop and produce new products can be significant and may not be reimbursed. Commercial shipments of our products can continue for a period exceeding ten years, depending on the end-market or application.

Volatility of Revenues and Operating Cost Levels Due to Currency Exchange Fluctuations. With our multinational presence and our need to source materials from multiple locations to produce our enhanced display solutions and sensor technology, we incur revenues and operating costs in currencies other than the Euro. Any currency fluctuation can lead to a corresponding effect on those revenues and operating costs, which in turn can have a material impact on our net income (loss) and EBITDA in certain periods. Additional information on transaction and currency translation risks and our efforts to manage them are contained in "—Item 11. Quantitative and Qualitative Disclosure About Market Risk."

Volatility of Global Supply Chain. Global supply chain disruptions, including those caused by COVID-19, ten-year highs in many commodity prices, weather-related events, transportation capacity limitations, port congestion, and energy consumption and intensity restrictions, have resulted in unpredictable supply shortages and material delivery disturbances, especially related to Chinese-based suppliers. Over the course of 2021, different variants of COVID-19, including the Delta variant and the Omicron variant of the COVID-19 virus, has led to increased incidence of COVID-19 in China prompting stricter quarantine measures which has resulted in port closures, among other things. Given that we have been subject to disruptions in our operations and supply chain as a result of COVID-19 in China, we also face challenges in supplying and shipping to our customers domestically and internationally, which may impact our revenue. Additional information can be found in “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — We have substantial sales and operations in China, which exposes us to risks inherent in doing business there.” Sudden shortages or component terminations will lead to additional product change necessities (e.g. redesign and re-qualifications with significant costs or efforts, which cannot be reimbursed). Global supply chains have also been impacted by increased transportation costs, including increases from higher or fluctuating passed-through energy costs or fuel surcharges, and other costs to comply with tightening regulations, as well as higher volumes of rail and water shipments. Increased transportation prices of components that we source based on Ex Works or Free Carrier terms could result in a reduction of gross margin, unless our customers agree to a price increase to offset part or all of the price increases. Furthermore, suppliers, especially single source suppliers, who deliver components on Delivered at Place or Delivery Duty Paid terms, might try to increase their prices whenever contractually possible. While we generally attempt to pass increased costs, including higher energy and transportation costs, on to our customers, pricing pressure from our competitors, the market power of our customers or other pricing factors may limit our ability to do so, and any increases in energy and transportation costs could have a material adverse effect on our results of operations.

Corporate Developments

In May 2021, we acquired Germaneers GmbH a high-tech engineering company focusing on automotive system integration and user interfaces. Germaneers has provided solutions for a range of well-known high-end original equipment manufacturers (OEMs). Refer to Note 5 of the financial statements.

In June 2021, we formed a strategic partnership with SigmaSense, a global leader in touch sensing performance. As part of the strategic partnership, VIA has made a financial investment into SigmaSense and expanded the collaboration to develop new touch solutions for automotive applications, industrial displays and consumer electronics. In June 2021, VIA purchased a convertible promissory note for $900,000 (the “Note”). The Note had an interest rate of 6.0% per annum and was converted into Series B-1 shares of SigmaSense in 2021.In September 2021 we incorporated a new entity in the Philippines, VIA optronics (Philippines), Inc. (“VIA Philippines”), to provide customized and platform camera solutions, from design and development to process testing and quality control. VIA Philippines was incorporated to facilitate the integration of a camera design and development team that was previously a part of Integrated Micro-Electronics, Inc. (“IMI”), a Philippines-based company and VIA shareholder. Through a Service and Support Agreement (the “Agreement”), IMI has provided development support services through this team to the Company’s subsidiary, VIA optronics GmbH since January 2019. The Agreement was terminated on December 31, 2021 and the camera design and development team formally become a part of the Company in January 2022, with approximately 20 employees joining VIA.

Recent Developments

The first months of 2022 are still significantly influenced by the ongoing Covid-19 pandemic, as well as the Russia-Ukraine conflict. The Russia-Ukraine conflict has significantly increased energy costs.

The ongoing COVID-19 pandemic has resulted in supply chain challenges, increased prices of certain raw materials and components, and reduced transport capacity. Further, the quarantines in China have further increased our supply chain disruptions, increased costs of productions and led to closures of our production facilities. These effects may lead to reduced production volumes and less revenue, which may or may not be recoverable in the following months.

Key Components of our Results of Operations

We consider a variety of performance and financial metrics to assess the performance of our business. The following discussion describes the components of our statement of operations and other comprehensive income (loss) and certain key factors affecting our results of operations.

Revenue

Most of our revenue is derived from the sale of our enhanced display solutions and metal mesh touch sensors. We also derive revenue from the provision of optical bonding services and from licensing of our optical bonding process and related sale of equipment. Additionally, beginning in 2019, our display solutions segment began generating revenues from providing automotive camera module research and development engineering services to certain customers. As a company with a global reach, our revenues are generated from sales to customers located in markets in Asia, Europe and the Americas (North and South America). In the segment footnote to the financial statements, included in this annual report, we present revenues based on the geographical location of our subsidiary that bills the customer in footnote 26.

Cost of Sales

Our total cost of sales consists of the costs associated with the manufacturing (including raw materials costs) and distribution of our products and other costs (e.g., depreciation and amortization, production-related personnel expenses, freight expenses, inventory write downs, repair of production machinery, rework, warehousing and product warranty). We also incurred personnel, seconded personnel and equipment costs related to delivering automotive camera module research and development engineering services. Certain of our traditionally fixed costs, such as production related personnel expenses may transition to variable costs as we more efficiently apply the automated aspects of our production lines to reduce labor and associated overhead costs.

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

We incur research and development costs in relation to internal research and development projects. Product development costs under IFRS are generally required to be capitalized if the product being developed is technically and commercially viable, the costs of the development can be measured reliably, there are probable future economic benefits from the development and we have sufficient intent and resources to complete the development and use or sell the resulting asset. Other development expenditures that do not meet these criteria are expensed as incurred.

Other Operating Income and Expenses

Our other operating income and expense consists of income from foreign currency translation gains or losses, losses on disposal of fixed assets, non-income taxes, bad debt provisions, damages/insurance proceeds, indemnities due to inadequate quality of third-party materials received by us, and miscellaneous income or expense. Foreign currency transaction gains or losses arise from transactions denominated in a foreign currency when the translation date and settlement date differ.

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

Change in Functional Currency

For the years ended December 31, 2020, and all prior periods, the functional currencies of the Companies of the VIA Group were considered to be the respective local currencies.

Following thorough analysis VIA determined that the functional currency for two of its major group subsidiaries – VIA optronics GmbH and VIA optronics (Suzhou) Co., Ltd. should change as both subsidiaries currently generate revenues and expend cash for supplies predominantly in US dollars. Based on the development of these “primary indicators” the functional currency of those companies is changed from Euro and Renminbi, respectively to US dollars during 2021. In accordance with IAS 21, changes in functional currency are accounted for on a prospective basis.

Other Categories of Expenses Affecting Results

Depreciation and Amortization Expenses

Depreciation and amortization expenses are included in our cost of sales, general administrative expenses, selling expenses and research and development. Our amortization expenses are primarily related to the amortization of software licenses and patents and customer relationships. The table below sets forth the allocation of our depreciation and amortization expenses:

	Year ended December 31,
€ in thousands	2021	2020	2019
Cost of sales	4,397	5,318	5,146
General administrative expenses	1,094	1,190	853
Selling expenses	502	534	536
Research and development	108	2	2
Total depreciation and amortization expenses	6,101	7,044	6,537

COVID-19 Pandemic

Since December 2019, a novel strain of coronavirus, COVID-19, has spread worldwide. In March 2020, the World Health Organization declared the outbreak of COVID-19 as a “pandemic” or worldwide spread of a new disease. In response, many countries around the world, including those in the European Union as well as the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus, and have closed non-essential businesses.

We continue to experience increases in prices of certain raw materials and shipping costs, transportation delays, disruptions in the supply chain as well as in overall logistics capabilities as a result of the current component shortage and there can be no assurance that our cost saving initiatives will be successful or that the COVID-19 pandemic won’t have an adverse impact on our revenue in the future. Moreover, we are limited in visiting our local operations due to quarantine restrictions. The further development of the COVID-19 pandemic in 2022, including quarantine measures in Shanghai which have further impacted turnover and profit.

As the COVID-19 pandemic continues to evolve, the ultimate extent of the impact of any epidemic, pandemic, outbreak, or other public health crisis on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic, outbreak, or other public health crisis and actions taken to contain or prevent the further spread, among others. Accordingly, we cannot predict the extent to which our business, financial condition and results of operations will be affected.

Year Ended December 31, 2021 Compared to December 31, 2020

Results of Operations

The following table sets forth our consolidated statements of operations and other comprehensive income (loss) data both on an actual basis and as a percentage of revenues for the periods indicated:

	Year ended December 31,			Period Over Period Change		Period Over Period Change
	2021	2020	2019	(2021 v. 2020)		(2020 v. 2019)
€ in thousands		Restated*	Restated*
Revenue	180,802	152,590	137,231	28,212	18.5%	15,359	11.2%
Cost of sales	(160,310)	(129,231)	(127,210)	(31,079)	24.0%	(2,022)	1.6%
Gross profit	20,493	23,359	10,022	(2,866)	(12.3)%	13,337	133.1%
Selling expenses	(6,389)	(3,381)	(4,252)	(3,008)	89.0%	871	(20.5%)
General administrative expenses	(23,039)	(16,117)	(16,415)	(6,922)	42.9%	298	(8.1%)
Research and development expenses	(4,498)	(3,187)	(2,490)	(1,311)	41.1%	(697)	28.0%
Other operating income (expense), net	11,627	4,969	2,359	6,658	134.0%	2,610	110.6%
Operating (loss) income	(9,515)	(1,516)	(14,192)	(7,999)	527.5%	12,676	(89.3)%
Financial result	(776)	(1,421)	(1,642)	645	(45.4)%	221	(13.5)%
(Loss) profit before tax	(10,291)	(2,937)	(15,834)	(7,354)	250.3%	12,897	(81.4)%
Income tax expense	(1,217)	(1,976)	(183)	760	(38.4)%	(1,793)	978.8%
Net (loss)/profit	(11,508)	(4,914)	(16,018)	(6,594)	134.2%	11,104	(69.3)%

*Certain amounts for 2019 and 2020 have been restated; see Note 2.3

(1)	Amount is shown on a net basis solely for convenience of the reader. Please refer to our consolidated financial statements and related notes included in Item 18 for a presentation of Other operating income and Other operating expense on a gross basis.

Revenue

Our revenue increased by €28.2 million or 18.5 % to €180.8 million in 2021 as compared to €152.6 million in 2020. Revenue from our display solutions segment increased by € 27.6 million, or 21.7 % in 2021 from 2020. Revenues from our sensor technologies segment increased by €0.6 million or 2.4 % in 2021 from 2020. This increase in revenue was mainly due to higher sales to certain automotive and industrial customers, namely electric vehicle manufacturers. In particular, increased demand from electric vehicle manufacturers drove the increase in our display solutions segment as electric vehicle manufacturers generally require a higher number of displays and larger displays than other automotive manufacturers. Electric vehicle manufacturers tend to utilize shaped displays, which are manufactured using cold form technology.

Cost of Sales and Gross Profit

Costs of sales increased by € 31.1 million, or 24.0%, to € 160.3 million in 2021 as compared to €129.2 million in 2020. Total gross profit decreased € 2.9 million or 12.3%, to €20.5 million in 2021 from €23.4 million in 2020. Gross profit from our display solutions and sensor technologies segments in 2021 was €13.9 million and €6.6 million respectively. Our gross profit for our display solutions segment decreased €4.5 million or 24.3% in 2021 as compared to 2020. Our total gross margin was 11.3% for 2021 compared to our total gross margin of 15.3% for 2020. Gross margin for our display solutions segment decreased to 9.0% for 2021, compared to 14.5% for 2020, while gross margin for our sensor technologies increased to 21.8% in 2021, compared to a gross margin of 17.1% in 2020. The gross profit and gross margin in our sensor technologies segment increased primarily due to the Company’s optimization strategies, namely cost reduction programs and less production of cost intensive sensors, as well as continued demand. Gross profit and gross margin in our display solutions segment decreased primarily as a result competitive markets. The increase in cost of sales was partially driven by the increase in the price of certain raw materials, transportation costs and overhead and labor costs.

Selling Expenses

Our selling expenses increased by €3.0 million, or 89.0%, to €6.4 million for 2021 as compared to €3.4 million for 2020 due to strengthening the organization as well as due to reallocation of costs from general administrative expenses and from R&D expenses to selling expenses. Our selling expenses increased as a percentage of revenue in 2021 to 3.5% from 2.2%.

General Administrative Expenses

Our general administrative expenses increased by €6.9 million or 42.9%, to €23.0 million for 2021 as compared to €16.1 million for 2020. This increase was mainly due to increased headcount as we continue to expand our business, listing related expenses and the acquisition of Germaneers GmbH. We invested €2.3 million in expenses related to our increased headcount during the course of 2021. As a result of our future strategy, our general administrative expenses increased as a percentage of revenue in 2021 to 12.7% from 10.6% in 2020. General administrative expenses also increased by €1.7 million due to consulting fees, primarily driven by auditors and tax advisors and €2.0 million due to an increase in the cost of our directors and officers insurance.

Research and Development Expenses

Our research and development expenses increased by €1.3 million or 41.1%, to €4.5 million for 2021 as compared to €3.2 million for 2020. Research and development expenses increased as a percentage of revenue in 2021 to 2.5% from 2.1% in 2020, mainly to develop new and to enhance our existing solutions portfolio. To support our innovation and development processes, we have expanded our research and development departments capabilities with the acquisition of Germaneers GmbH.

Other Operating Income and Other Operating Expenses

On a net basis, other operating income (expense), increased by €6.1 million for 2021 to €3.9 million as compared to €(2.2) million in 2020. This increase was primarily driven by foreign exchange gains, resulting in part from the change in functional currency for two subsidiaries as discussed in above under the heading “Change in Functional Currency.”

Financial Result

Our financial result improved by €0.6 million or 45.4%, to €0.8 million for 2021 as compared to €1.4 million for 2020. This decrease almost entirely relates to decreased interest expenses on our borrowings under our bank loans.

Year Ended December 31, 2020 Compared to December 31, 2019

Revenue

Our revenue increased by €15.4 million or 11.2% to €152.6 million in 2020 as compared to €137.2 million in 2019. Revenue from our display solutions segment increased €13.8 million, or 12.1%, in 2020. Revenues from our sensor technologies segment increased by €1.6 million or 6.7%. This increase in revenues was mainly due to higher than anticipated sales to certain consumer and industrial end-market customers, namely Dell and Pegatron. Their revenue share increased by €21.6 million as a result of higher demand of laptops in general due to homeschooling and ruggedized laptops for the year 2020. In 2020 we experienced a recovery of the industry sector and a constant revenue in the automobile sector.

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

Cost of Sales and Gross Profit

Costs of sales increased by €2.0 million, or 1.6%, to €129.2 million in 2020 as compared to €127.2 million in 2019, while revenue increased by 11.2% percent. This was caused by a higher margin product mix and several measures to reduce raw material and consumables expenses during 2020. Total gross profit increased €13.3 million or 133.1%, to €23.4 million in 2020 from €10.0 million in 2019. Gross profit/(loss) from our display solutions and sensor technologies segments in 2020 was €18.4 million and €4.9 million respectively. Our gross profit for our display solutions segment increased €6.5 million or 53.9% in 2020 as compared to 2019, primarily driven by the recovered demand of the industry sector as well as new projects in the automotive sector and the industry sector, which deliver higher margins than the consumer sector. Our total gross margin was 15.3% for 2020 compared to our total gross margin of 7.3% for 2019. Gross margin for our display solutions segment increased to 14.5% for 2020, comparing to 10.6% for 2019, while gross margin for our sensor technologies segment recovered sharply to 19.4% in 2020, compared to a gross margin of (8.2)% in 2019. The gross profit and gross margin in our sensor technologies segment increased primarily due to fixed personnel costs remaining relatively unchanged and expenses for raw material and consumables decreased, due to cost reduction programs and less production of cost intensive sensors, while revenues have increased. In 2019, gross profit and gross margin in our sensor technologies segment was negatively impacted by inventory stock costs relating to our purchase of third party metal mesh films to satisfy heightened demand for our product at a time which we experienced production capacity limitations.

Selling Expenses

Our selling expenses decreased by €0.9 million, or 20.5%, to €3.4 million for 2020 as compared to €4.3 million for 2019 as a result of a reduction in benefits and reduced travel expenses, which are linked to the impact of the COVID-19 pandemic. Our selling expenses decreased as a percentage of revenue in 2020 to 2.2% from 3.1%.

General Administrative Expenses

Our general administrative expenses decreased by €0.3 million or 1.8%, to €16.1 million for 2020 as compared to €16.4 million for 2019 due primarily to our incurring less expenses in preparing for our September 2020 IPO. Our general administrative expenses decreased as a percentage of revenue in 2020 to 10.6% from 12.0% in 2019.

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

B.    Liquidity and capital resources

To date, we have historically been able to meet our working capital requirements through sales of our products and services, including licensing, as well as borrowings under our working capital and equipment financing facilities and proceeds from our public offering. As of December 31, 2021, we had cash and cash equivalents of €58.0 million and we had access to nine credit facilities, one of which was with one bank located in Germany, six of which were with banks located in China and two of which were with a bank located in Japan. We have an aggregate availability of €2.4 million under the German facilities, USD 35.3 million under the Chinese facilities and JPY 207.4 million under the Japanese facilities to support our short-term working capital and capital expenditure requirements. In total 28,6 million, was outstanding as of December 31, 2021 as compared to an aggregate of €20.6 million outstanding as of December 31, 2020. At December 31, 2021, the blended interest rate of these facilities was 2.4% for the German facilities, 2.0% for the

Chinese facilities and approximately 1.0% for the Japanese facilities. These facilities generally require repayment within six months except for the long-term Japanese facility which matures on November 30, 2023.

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

We have experienced negative cash flow from operating activities in 2021, due to several factors but not limited to, increased net working capital as well as continued investments in future growth, such as the acquisition of Germaneers. The shutdowns in China and disruptions to transportation and global supply chains have also had a negative effect on the Company’s cash flow. As a result, management has decided to temporarily allocate certain IPO proceeds to finance net working capital. We believe that our existing cash and cash equivalents, together with cash generated from operations, will be sufficient to meet our anticipated cash needs for at least the next 12 months.

Cash flows

	Year Ended December 31
	2021	2020	2019
(€ in thousands)		Restated*	Restated*
Net cash provided by (used in) operating activities	(22,210)	(1,491)	5,256
Net cash used in investing activities	(9,237)	(2,870)	(3,091)
Net cash provided by (used in) financing activities	8,208	76,237	(2,795)
Net increase (decrease) in cash and cash equivalents	(23,239)	71,875	(630)

*Certain amounts for 2019 and 2020 have been restated; see Note 2.3

Net cash provided by (used in) operating activities

In 2021 our net cash used in operating activities increased by €21.5 million to €22.2 million. This increase of the net cash used in operating activities corresponds primarily to increased inventories and trade receivables.

In 2020, our net cash used in operating activities increased by €6.7 million to €1.5 million as compared to cash generation of €5.3 million for 2019. This increase was also primarily due to increased inventories and increase of trade accounts receivable.

Net cash used in investing activities

In 2021, our net cash used in investing activities increased by €6.4 million to €9.2 million. The increase was mainly due to the acquisition of Germaneers GmbH and our investment in SigmaSense LLC and purchases of property and equipment.

In 2020, our net cash used in investing activities was €2.9 million, representing a decrease of €0.2 million as compared to 2019. This decrease primarily related to the lower acquisitions in intangible assets.

Net cash provided by (used in) financing activities

In 2021, the net cash provided by financing activities decreased by €67.3 million to €8.2 million. This effect is mainly related to our one-time gross IPO receipt of €90.8 million which has been taken place in the year 2020. Additionally, the payment of lease liabilities decreased by €1.6 million compared to last year.

In 2020, our net cash provided by financing activities was €76.2 million, representing an increase of €73.4 million as compared to €2.8 million used in 2019. This effect is mainly related to our one-time gross IPO receipt of €90.8 million in the year 2020. The result of the receipt of €53.6 million in proceeds from loans and borrowings were overcompensated by €60.5 million repayment of loans.

C.    Research and development, patents and licenses, etc.

For a discussion of our research and development activities, see “Item 4.B — Business Overview” and “Item 5.A — Operating Results.”

D. Trend information

For a discussion of trends, see “Item 4.B — Business Overview,” “Item 5.A — Operating Results” and “Item 5.B — Liquidity and Capital Resources.”

E. Critical ‘Accounting Estimate

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 4 to our consolidated financial statements, which are included elsewhere in this annual report.

ITEM 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

The following table sets forth the names and functions of the current members of our supervisory board, their ages, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations outside of the company as of December 31, 2021:

Name	Age	Term Expire	Principal Occupation
Dr. Heiko Frank (Chairman)	57	2025	Managing Director, Kloepfel Finance GmbH/ Partner WTS Advisory AG
Arthur R. Tan (Vice Chairman)	62	2025	Group President and Chief Executive Officer (CEO) of AC Industria Technology Holdings, Inc.
Anthony John Best	61	2025	Strategic Financial Director and Advisor of Surface Technology International Inc.
Anil Kumar Doradla	52	2025	Chief Financial Officer of Grid Dynamics International, Inc. (“Grid Dynamics”)
Shuji Aruga	62	2022	Senior advisor of Deloitte Tohmatsu Financial Advisory LLC

The business address of the members of our supervisory board is the same as our business address: VIA optronics AG, Sieboldstrasse 18, 90411 Nuremberg, Germany. The following is a brief summary of the business experience of the members of our supervisory board:

Dr. Heiko Frank, a German citizen, became a member of our supervisory board in January 2019 and currently serves as the Chairman of our supervisory board. Dr. Frank served as member of the advisory board (Beirat) of our subsidiary VIA optronics GmbH prior to our corporate reorganization. Between February 2013 and March 2016, Dr. Frank served as a management board member of IMAP M&A Consultants AG. Since April 2016, Dr. Frank has been a shareholder in and has served as Managing Director of Kloepfel Corporate Finance GmbH, a financial advisory firm. Since October 2021, Dr. Frank has served as partner of WTS Advisory AG. Dr. Frank served as a member of the advisory board of Alphasystems GmbH from April 2009 until December 2014, and as deputy Chairman of the supervisory board of SchwabenMobil Nahverkehrsgesellschaft GmbH from June 2007 until October 2018. He served as Chairman of the supervisory board of the German stocklisted CPU Softwarehouse AG, from July 2007, until December 2021. He served as a member of the advisory board of Interconnect GmbH from November 2007 until December 2021. Since March 2000, he has been active as a commercial judge at the regional court (Landgericht) in Augsburg, Germany, and since 2016, he has served as a member of the curatorship at the FOM University of Applied Sciences for Economics and Management. Dr. Frank received a diploma in business administration from the University of Augsburg, and a doctorate (Dr. rer. pol.) in business administration from the University of Augsburg and constructed his thesis on local electronic media. We believe that Dr. Frank’s diverse and long-term experience in M&A, corporate finance advisory positions, and his roles as an advisory and supervisory board member at the above-mentioned companies, provide him with valuable insights into our business, particularly in the areas of financing and acquisition opportunities. Additionally, his focus on IT and technology companies gives him insight into our operations and industry, enabling him to provide our supervisory board with a broad range of knowledge. We also believe that Dr. Frank’s service as a member of the advisory board (Beirat) of our subsidiary VIA optronics GmbH and his previous role as Statutory Auditor at our joint venture, VTS-Touchsensor Co., Ltd., prior to our initial public offering and our corporate reorganization ensures continuity in the oversight of our company’s business.

Arthur R. Tan, a Filipino citizen, became a member of our supervisory board in December 2021 and currently serves as Vice Chairman of our supervisory board. Arthur R. Tan has served as the Vice Chairman of the Board of Integrated Micro-Electronics, Inc. since 2016 and concurrently as Chief Executive Officer and Group President since 2001. He is also the Chairman of the Board and Chief Executive Officer of PSi Technologies Inc. and Merlin Solar Technologies, Inc.; President and Chief Executive Officer of Speedy-Tech Electronics Ltd.; Chairman of the Board of Surface Technology International (STI), Ltd., Chairman of the Advisory Board of MT Technologies GmbH; Chairman and Chief Executive Officer of AC Motors and Senior Managing Director of the Ayala Corporation. He is also an Independent Board Member of Lyceum of the Philippines University, FEU Institute of Technology and SSI Group. He graduated with B.S. in Electronic Communications Engineering degree from Mapua Institute of Technology and attended post graduate programs at the University of Idaho, Singapore Institute of Management, IMD and Harvard Business School. We believe his long term experience in business in different positions, particularly in the area of Technology qualifies him to serve on our supervisory board.

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

Shuji Aruga, a Japanese citizen, became a member of our supervisory board in December 2021. Mr. Aruga has been a senior advisor of Deloitte Tohmatsu Financial Advisory LLC since July 2018 and an independent member of the Board of Directors of Matsumoto Yamaga FC since April 2019. Previously, from April 2012 to September 2019, he served in numerous senior positions at Japan Display Inc. (“JDI”), which is the Japanese display technology joint venture formed by the merger of liquid crystal display businesses of Sony, Toshiba, and Hitachi. These positions included Chief Business Officer, Board Member, President and Chief Operating Officer, and Senior Advisor. Prior to joining JDI, Mr. Aruga served as the Division Senior General Manager of Sony Co. VP and Mobile Display Business Division from April 2010 to March 2012, was the President and Chief Executive Officer of Epson Imaging Device Co. from 2005 to 2009, Chief Operating Officer and Board Member at Liquid Crystal Display, a department of Seiko Epson Co from 2003 to 2004. He graduated with a Master’s degree in 1983 from the Tokyo University of Agriculture and Technology in Tokyo, Japan. We believe his extensive experience particularly in the area of Display Technology qualifies him to serve on our supervisory board.

.

Previous Members of Supervisory Board

Jerome S. Tan, a Singaporean citizen, became a member of our supervisory board in January 2019 and served as the Vice Chairman of our supervisory board. Mr. Tan served as a member of the advisory board (Beirat) of our subsidiary VIA optronics GmbH prior to our initial public offering and our corporate reorganization. Jerome Tan resigned as Member of our supervisory board effective as of the AGM on December 29, 2021.

Diosdado Banatao, an American citizen, became a member of our supervisory board in July 2019. Diosdado Banatao resigned as Member of our supervisory board effective as of the AGM on December 29, 2021.

Members of the Management Board

The following table sets forth the names and functions of the current members of our management board, their ages and their terms as of December 31, 2021:

Name	Age	Term Ends	Position
Jürgen Eichner	61	2022	Chief Executive Officer
Dr. Markus Peters	57	2024	Chief Financial Officer

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

Dr. Markus Peters became Chief Financial Officer and a member of our management board in July 2021. Dr. Markus Peters served as chairman of the supervisory board of LPKF Laser & Electronics AG from July 2017 to November 2020, CFO of German Technology AG (Bantleon Group) from July 2017 to June 2020 and managing director of DMG MORI ECOLINE Holding AG from May 2013 to June 2017 following several senior management positions at thyssenkrupp and RWE. Dr. Markus Peters graduated with a Ph.D. from Christian-Albrechts-University at Kiel.

Previous Members of the Management Board

Daniel Jürgens became a member of our management board in January 2019. Mr. Jürgens has served as a Managing Director of our subsidiary VIA optronics GmbH, since 2015 and has been VIA optronics GmbH’s Chief Financial Officer since June 2015. From 2014 to 2015, Mr. Jürgens was employed by IMAP M&A Consultants AG in Mannheim, Germany, serving as a partner and providing M&A consulting services. Mr. Jürgens served as Chief Financial Officer of Elephant Seven AG in 2005 and 2006. Since 2002, Mr. Jürgens has been a shareholder and Managing Director of iBRAIN Consulting Group GmbH, an M&A consulting services company. Mr. Jürgens received a diploma in business administration from Ludwig-Maximilian-Universität, Munich. He served as Chief Financial Officer of VIA optronics AG until his Service Agreement ended on September 30, 2021. No non-compete compensation was paid to Mr. Jürgens in 2021.

Family Relationships

There are no family relationships among any of our supervisory board members or management board members.

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

We believe that the service agreements between us and the members of our management board provide for payments and benefits that are in line with customary market practice for similar companies who are operating in our industry. In 2021, all three members of our management board together are entitled to receive a total compensation package of up to €764,000 annually, which includes each management board member`s base salary, bonus payments and other compensation as a result of additional benefits described above.

in EURO (thousands)	Salary and Fees	Benefits	Post-employment benefits	Total Fixed Remuneration	Annual Bonus	Total Remuneration
Jürgen Eichner	384	13	4	401	54*	455
Daniel Jürgens	132	7	0	139	20	159
Dr. Markus Peters	107	18	4	129	21*	150

*Subject to formal approval by Supervisory Board

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

Service Agreement with Dr. Markus Peters

In July 2021, we entered into a service agreement with Dr. Markus Peters to serve as Chief Financial Officer and a member of our management board.  The service agreement includes an initial fixed term until June 30, 2024. Dr. Peters receives an annual gross fixed salary. In addition to the fixed salary Dr. Peters is eligible to participate in a STI and LTI bonus program as defined by the company (for payment of a nominal annual STI and LTI bonus). The final amount of the variable remuneration payable to Dr. Peters will be determined based on the Company´s bonus policy application from time to time.

The service agreement includes a two-year non-compete covenant after termination of his service agreement. Dr. Peters is entitled to salary continuation (non-compete compensation) during the term of the non-compete covenant equal to 50% of the average remuneration (fixed base salary plus variable remuneration) received by him in the 36 months’ period prior to the termination of the service agreement. The amount of the non-compete compensation shall be payable pro rata in equal monthly installments during the term of such covenant.

Service Agreement with Daniel Jürgens until September 2021

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

The service agreement includes a two-year non-compete covenant after termination of his service agreement. Mr. Jürgens is entitled to salary continuation (non-compete compensation) during the term of the non-compete covenant equal to 50% of the average remuneration (fixed base salary plus variable remuneration) received by him in the

36 months’ period prior to the termination of the service agreement. The amount of the non-compete compensation shall be payable pro rata in equal monthly installments during the term of such covenant. He served as Chief Financial Officer of VIA optronics AG until June 30, 2021 and advised on the transition until the end of his Service Agreement on September 30, 2021.

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

Remuneration and Benefits in the Financial Year 2021

In 2021, the members of our management board are entitled to receive a total compensation package of up to € 809,000 annually, which includes base salary, bonus payments and other compensation as a result of additional benefits described above.

Two of our current supervisory board members, Dr. Frank and Mr. Tan, formerly served as members of the advisory board (Beirat) of our subsidiary and former group holding company, VIA optronics GmbH, until the dissolution of the advisory board in 2020. Prior to the dissolution of the advisory board, Dr. Frank received remuneration for his service on the advisory board of VIA optronics GmbH in an amount of €5,000 per year during the financial years 2020 and 2019. Mr. Tan did not receive any remuneration in 2021 or 2020.

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

Compensation and Nomination Committee

Pursuant to our articles of association and the rules of procedure of our supervisory board, the Compensation and Nomination Committee prepares hiring and personnel decisions of the supervisory board and performs the following functions:

●	preparation of the supervisory board’s resolutions regarding the conclusion, amendment and termination of service agreements of members of the management board, taking into account the compensation system adopted by the supervisory board;
●	preparation of the supervisory board’s resolutions regarding the compensation of the members of the management board pursuant to Section 87 of the German Stock Corporation Act;
●	preparation of the supervisory board’s resolutions regarding the compensation system for the management board, including the key contractual provisions, and providing the supervisory board with the information necessary to perform a review of the compensation system on a regular basis;
●	representation of the company vis-a-vis ` former members of the management board pursuant to Section 112 of the German Stock Corporation Act;
●	approving outside employment of and outside positions by management board members pursuant to Section 88 of the German Stock Corporation Act;
●	approval of agreements with supervisory board members pursuant to Section 114 of the German Stock Corporation Act; and
●	identifying suitable candidates who may be proposed for election as supervisory board members to the shareholders’ meeting. The Compensation and Nomination Committee monitors the management board’s compliance with the rules of procedure of the management board. The Compensation and Nomination Committee consists of three members, Mr. Arthur Tan, Mr. Best and Mr. Doradla. Our supervisory board has determined that a majority of the members of the Compensation and Nomination Committee satisfy the independence requirements under German law and the New York Stock Exchange listing standards. Mr. Tan has been elected Chairman of the Compensation and Nomination Committee.

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

The Audit Committee consists of three members: Shuji Aruga, Anthony John Best and Anil Kumar Doradla. According to the New York Stock Exchange listing standards, the Exchange Act and our rules of procedure for the Supervisory Board, all members of our Audit Committee must be independent. Our supervisory board has determined that each member of the Audit Committee qualifies as independent within the meaning of the New York Stock Exchange listing standards, the Exchange Act and the German Corporate Governance Code, and meets the financial literacy requirement of the New York Stock Exchange listing standards.

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

Management Board

Overview

Under our articles of association, the management board must consist of one or more persons. The supervisory board determines the exact number of members on the management board and appoints the Chairman and the deputy Chairman of the management board, if any. Currently, the management board consists of two members, Jürgen Eichner, appointed as Chief Executive Officer, and Dr. Markus Peters, appointed as Chief Financial Officer.

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

The management board has the authority to determine our business areas and operating segments. It must also decide upon the internal allocation of responsibility for certain business areas and operating segments among the various members of the management board, by setting up a business responsibilities plan (Geschaeftsverteilungsplan). While all members of the management board continue to bear joint responsibility for the management of the company, we have adopted a business responsibilities plan assigning the following primary responsibilities to our members of the management board:

The Chief Executive Officer, currently Jürgen Eichner, has the following primary responsibilities:

●	overseeing our marketing and sourcing, sales and operations, research and development, technology, production, human resources, information technology and quality management functions.

The Chief Financial Officer, currently Dr. Markus Peters, has the following primary responsibilities: overseeing our controlling, accounting, and legal functions.

The rules of procedure of our supervisory board provide that a management board member may not continue to serve on our management board past his or her 65th birthday.

D.    Employees

As of December 31, 2021, we engaged with, including through secondment and service agreements with Toppan as well as through agreements with external dispatch firms as described below, a total of 849 persons, including 678 in operations (such as Production, Strategic Purchasing, Global Quality and Processes, Engineering, Supply Chain Management), 79 in finance and administration (such as human resources, information technology, legal and general administration); 42 in sales and marketing (including licensing); and 50 in research and development.

Of these staff members, 185 were located in Germany, 660, in the aggregate, in China, Japan and Taiwan, and 4 in the United States. In addition to our direct employees, as of December 31, 2021, we utilized the services of 394 individuals, in the aggregate, in China and Japan, on a contract basis to support our flexible production capacity which aids in balancing production volume variations, figures of which are included into the abovementioned aggregate staff counts.

At VTS, we are serviced by a total of 122 employees as of December 31, 2021, with 8 direct employees, 53 secondees from Toppan and 13 Toppan employees providing services to us under the Business Assistance Agreement, including 10 in research and development, and further 48 are dispatched to VTS from professional dispatch firms. Of the aggregate staff working at VTS sites, 81 were located in Shiga, Japan, 36 were located in Satte, Japan, and 5 were located in Hino City (Tokyo, Japan).

The secondment arrangement with Toppan expires in March 2023, and we are currently in negotiations regarding extension. The secondment arrangement is continuing pursuant to the previous terms during until negotiations are finalized.

E.    Share Ownership

1.    Ordinary Shares Beneficially Owned

The following table sets forth information, as of April 1, 2022, regarding the beneficial ownership of our ordinary shares.

Holders in excess of 5%:	Number of Shares Beneficially Owned	% of Beneficially Owned
Coöperatief IMI Europe U.A.	2,280,000 (1)	50.32%
Corning Research & Development Corporation	280,701 (2)	6.20%
Royce & Associates, LP	238,839 (3)	5.27%
Templeton Investment Counsel	269,480 (4)	5.95%
Supervisory Board and Management Board Members
Arthur Tan	21,033 (5)	*
Anthony John Best	-	-
Anil Kumar Doradla	-	-
Dr. Heiko Frank	-	-
Shuji Aruga	-	-
Dr. Markus Peters	-	-
Jürgen Eichner	720,000 (6)	15.89%
All members of our supervisory board and management board as a group (7 persons)	720,000	15.89% (7)

*Less than 1%

(1) Based on the Schedule 13G filed by Coöperatief IMI Europe U.A. on February 11, 2021. The address of Coöperatief IMI Europe U.A. is Herikerberweg 238 Luna ArenA, 1101 CM, Amsterdam, Noord-Holland, Netherlands. No natural person has sole voting or dispositive control over the shares owned by Coöperatief IMI Europe U.A.; Cooperatief IMI Europe U.A. is a wholly-owned subsidiary of Integrated Micro-electronics, Inc. (IMI).  AC Industrial Technology Holdings, Inc., a wholly-owned subsidiary of Ayala Corporation (AC), in turn holds 52.03% of IMI.  Mermac, Inc. owns 47.87% of AC.  Each of Fernando Zobel de Ayala and Jaime Augusto Zobel de Ayala are the beneficial owner with 30.25% of Mermac Inc. with address at 3rd Floor Makati Stock Exchange Building, Ayala Avenue, Makati City, Philippines.

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

(3) Based on the Schedule 13G filed by Royce&Associates, LP on February 1, 2022 converted to ordinary shares. The address of Royce&Associates, LP is 745 Fifth Avenue, New York, NY 10151

(4) Based on the Schedule 13G filed with the SEC on February 4, 2022, Franklin Resources, Inc. (“FRI”) is the record holder of the securities reported herein for FRI. The securities are beneficially owned by one or more open or closed end investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries (each, an “Investment Management Subsidiary” and, collectively, the “Investment Management Subsidiaries”) of FRI. Accordingly, each Investment Management Subsidiary has sole investment discretion and voting authority over the securities covered by any such investment management agreement, unless otherwise noted in this footnote. Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the Principal Shareholders may be deemed to be the beneficial owners of securities held by persons and entities for whom or for which FRI subsidiaries provide investment management services. FRI, the Principal Shareholders and each of the Investment Management Subsidiaries disclaim any pecuniary interest in any of such securities. The address for FRI is One Franklin Parkway, San Mateo, CA 94403-1906

(5) Consists of 21,033 ADSs owned by Mr. Tan. The business address of Mr. Tan is c/o VIA optronics AG, Sieboldstrasse 18, 90411 Nuremberg, Germany.

(6) 640,000 of Mr. Eichner’s shares are held through the entity Jürgen Eichner Vermögensverwaltungs GmbH & Co. KG, which is controlled by Mr. Eichner. The business address of Mr. Eichner is c/o VIA optronics AG, Sieboldstrasse 18, 90411 Nuremberg,

Germany. The remaining 80,000 shares are legally owned by close family members, but held in fiduciary custody, with all voting rights reserved, by Mr. Eichner.

(7) The percentage of ownership by all members of our Supervisory and Management Boards as a group is based on 4,530,701 ordinary shares outstanding as of April 1, 2022.

Percentages of ownership are based on 4,530,701 ordinary shares outstanding as of April 1, 2022. Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

As of April 1, 2022, to the best of our knowledge, all of our outstanding ADSs were held by two registered holders of record based in the United States.

As of April 26, 2022, there were six holders of record entered in our German share register. BNYM, the depositary, is the holder of record of the ordinary shares that underlie our ADSs. The number of holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our Company.

ITEM 7.    Major Shareholders and Related Party Transactions

A.    Major shareholders.

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.    Related Party Transactions

Since January 1, 2018, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our Supervisory Board and Management Board, executive officers, holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe where required in “Item 6. Directors, Senior Management and Employees,” and the transactions we describe below.

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

Loan Agreement with Coöperatief IMI Europe U.A.

In December 2019, VIA optronics AG received a € 2,000,000 loan from Coöperatief IMI Europe U.A., our majority shareholder. The loan is due in February 2021 with no penalty on full or partial early repayment and accrues interest at a rate equivalent to that due by VIA optronics GmbH on its working capital loan facility from Bayern LB (Bayerische Landesbank). This loan was repaid in full in December 2020. See Note 27 of the consolidated financial statements under “Item 18 – Financial Statements” for additional information.

Service and Support Agreement and Framework Development Agreement with IMI

See “Item 4. Information on the Company – B. Business Overview – Strategic Alliance Agreements—Agreements with IMI” for a description of commercial agreements with IMI, an affiliate of our majority shareholder, and Note 27 of the consolidated financial statements under “Item 18 – Financial Statements” for additional information.

Relationship with Kloepfel Corporate Finance GmbH

Dr. Heiko Frank, a member of our supervisory board, holds 49.99% of the shares and serves as managing director of Kloepfel Corporate Finance GmbH, or Kloepfel. Kloepfel has served as an advisor to our business since March 2016 based on a continuing, unterminated buy-side project contract, including in connection with the investment by our current shareholder Cooperatief IMI Europe U.A. in VIA optronics GmbH and the acquisition by VIA optronics GmbH of the 65% ownership interest in VTS-Touchsensor Co., Ltd. Under the project contract, Kloepfel was, entitled to (i) a monthly retainer, (ii) a lump-sum success fee equaling €250,000 net per successful acquisition, (iii) a lump-sum milestone fee of €5,000 net per issued letter of intent, and (iv) reimbursement of out-of-pocket expenses. This project contract ended in November 2021.

Pursuant to a further project contract dated as of July 1, 2018, and amended on July 25, 2019, Kloepfel provided general advisory, management and coordination services in connection with our initial public offering. Under the IPO project contract, Kloepfel was entitled to (i) a monthly retainer, (ii) a success fee equal to 0.95% of the gross proceeds of our initial public offering, and (iii) reimbursement of out-of-pocket expenses, subject to certain caps. The aggregate fee Kloepfel received during the 3 years’ duration of under the IPO project contract amounts to €870.280,19. Following completion of the initial public offering, the IPO project contract had been terminated; no fees owed to Kloepfel are outstanding under this terminated IPO project contract.

Role of Dr. Heiko Frank and Jerome Tan as ‘‘Statutory Auditor’’ at VTS-Touchsensor Co., Ltd.

Dr. Heiko Frank, a member of our supervisory board, was appointed as ‘‘statutory auditor’’ of our Japanese subsidiary, VTS-Touchsensor Co., Ltd. in 2018. Pursuant to Japanese law, a ‘‘statutory auditor’’ is appointed for a term of four years. The major responsibilities of the statutory auditor include the general supervision and monitoring authority of the relevant company and its directors. This includes the duty to monitor the status of the company’s business operations and its assets and liabilities, the review of the company’s financial statements, business reports prepared for submission to each shareholders’ meeting and preparation of an audit (business monitoring) report for each business year. The statutory auditor’s responsibilities also include monitoring and supervising the compliance of the company’s directors with applicable laws and the company’s articles of incorporation. In connection with Dr. Frank’s role as “statutory auditor”, €7,500 was paid in 2019 to Kloepfel Corporate Finance GmbH, where Dr. Frank is managing director. He resigned from his position as ‘‘statutory auditor’’ on March 18, 2020. He did not receive any fees for his role in 2020. His successor as statutory auditor of VTS has been Mr. Jerome Tan, who succeeded Mr. Frank immediately. Jerome Tan is currently the President, and was previously the Chief Financial Officer, of IMI, which is the major shareholder of VIA AG. . Mr. Tan has not received any fees in connection with his service as statutory auditor of VTS in 2021.

Relationship with C-Con GmbH

On June 29, 2021 we entered into a Purchase Order with C-Con GmbH (“C-Con”) to supply us with certain components that we need to manufacture our display technologies.  C-Con is a subsidiary of MT Technologies, which belongs to Ayala Corporation Industrial, the parent company of Coöperatief IMI Europe U.A., one of our major shareholders. Under this Purchase Order, we have purchased components totaling € 2,217,685 in 2021. See Note 27 of the consolidated financial statements under “Item 18 – Financial Statements” for additional information.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

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

B. Significant Changes

Except as set forth elsewhere in this annual report, no significant changes have occurred since December 31, 2021.

ITEM 9.    The Offer and Listing

A. Offer and Listing Details

Every five ADSs represent one ordinary share. Our ADSs are listed for trading on the New York Stock Exchange under the symbol “VIAO.”

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

D. Exchange Controls

There are currently no legal restrictions in Germany on international capital movements and foreign-exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the EU. Restrictions currently exist with respect to, among others, Belarus, Congo, Guinea-Bissau, Iran, Iraq, Lebanon, Libya, North Korea, Russia, Somalia, South Sudan, Sudan, Syria, Tunisia and Zimbabwe.

There are limited notification requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) (i) any payment received from, or made to, a non-resident corporation or individual that exceeds €12,500 (or the equivalent in a foreign currency), however, payments in relation to import, export or transfer of goods are not comprised, and (ii) any claim against, or liability payable to, a non-resident or corporation in excess of €5 million (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in Euros and other currencies made through financial institutions, as well as netting and clearing arrangements. Furthermore, the contribution of property and rights into companies, branches and operating facilities shall be deemed to be a payment for purposes of the notification requirements. A willful or negligent breach of the notification obligations may be subject to a fine.

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

However, as previously discussed, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs. Further, such refund is subject to the German anti-treaty shopping rule according to section 50d para.3 of the German Income Tax Act (Einkommensteuergesetz). Generally, this rule would deny the right to a full or partial refund to the extent persons holding ownership interests in the U.S. treaty beneficiary (in case it is a non-German resident company) would not be entitled to the refund if they would have derived the income directly, and the source of income at the foreign company does not have a material connection with economic activity of the foreign company, considering that the mere conduit of income or the lack of a business organization with resources appropriate to its business purpose would not qualify as economic activity. However, this shall not apply if none of the main objectives for the interposition of the foreign company would have been the achievement of a tax benefit or if the foreign company's principal class of stock is regularly traded in substantial volume on a recognized stock exchange. The aforementioned anti-treaty shopping rule has been recently revised so that the interpretation of these tests is disputed and until the time of filing of this annual report, no published decisions of the German Federal Finance Court (Bundesfinanzhof) dealing with the interpretation of these tests exist.

Income Taxation of German Tax Resident Holders

This subsection provides an overview of general taxation principles applicable to the holders of ADSs who are tax resident in Germany. A holder is a German tax resident if, in case of an individual, he or she maintains a residence (Wohnsitz) or his or her habitual abode (gewöhnlicher Aufenthalt) in Germany or if, in case of a corporation, it has its place of central management (Geschäftsleitung) or a statutory seat (Sitz) in Germany.

The German dividend and capital gains taxation rules applicable to German tax residents require a distinction between ADSs held as private assets (Privatvermögen) and ADSs held as business assets (Betriebsvermögen).

ADSs held as Private Assets (Privatvermögen). If ADSs are held as private assets by a German tax resident individual, dividends and capital gains are taxed as capital income (Einkünfte aus Kapitalvermögen) and are principally subject to 25% German flat rate income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, resulting in an aggregate rate of 26.375% and plus church tax (Kirchensteuer), if applicable), which is generally levied in the form of withholding tax on capital income (Kapitalertragsteuer). The holder is taxed on gross capital income (including dividends or gains with respect to ADSs), less the annual saver’s tax-free allowance (Sparer-Pauschbetrag) of currently EUR801 for an individual or EUR1,602 for married couples and registered civil unions (eingetragene Lebenspartnerschaften) filing jointly. The deduction of actual expenses relating to the capital income (including dividends or gains with respect to ADSs) is not permitted.

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

ADSs held as Business Assets (Betriebsvermögen). In case the ADSs are held as business assets, the actual taxation depends on the legal form of the holder (i.e., whether the holder is a corporation or an individual). Irrespective of the legal form of the holder, dividends are generally subject to the aggregate withholding tax rate of 26.375%, unless the holder of the ADSs is an investment fund (Investmentfonds) subject to German investment taxation. The tax actually withheld is credited against the respective holder’s final (corporate or personal) income tax liability. Due to special rules on the restriction of withholding tax credits in respect of dividends, a full withholding tax credit requires that the following three cumulative requirements are met: (i) the holder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the holder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the holder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, three-fifths of the withholding tax imposed on the dividends must not be credited against the holder’s corporate income tax or income tax liability, but may, upon application, be deducted from the holder’s tax base for the relevant tax assessment period. A holder that is generally subject to German income tax or corporate income tax and that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit under the aforementioned requirements has to notify the competent local tax office accordingly and has to make a payment in the amount of the omitted withholding tax deduction. The special rules on the restriction of withholding tax credit do not apply to a holder whose overall dividend earnings within an assessment period do not exceed EUR 20,000 or that has been the beneficial owner of the ADSs for at least one uninterrupted year until receipt (Zufluss) of the dividends. To the extent the amount withheld exceeds the (corporate or personal) income tax liability, the withholding tax will be refunded, provided that certain requirements are met. With regard to holders in the legal form of a corporation, capital gains from ADSs are in general effectively 95% tax exempt from corporate income tax (including solidarity surcharge) and trade tax. In contrast, dividends from ADSs are only 95% exempt from corporate income tax, if the corporation holds at least 10% of the share capital in the company at the beginning of the respective calendar year. To the extent ADSs and/or shares of 10% or more of the company have been acquired during a calendar year, the acquisition will be deemed to be made at the beginning of the calendar year. Furthermore, dividends are subject to trade tax (Gewerbesteuer), unless the holder holds at least 15% of the share capital in the company at the beginning of the tax assessment period. In the latter case, effectively 95% of the dividends are exempt from trade tax.

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

U.S. Taxation

The following discussion describes the material U.S. federal income tax consequences that are relevant with respect to the acquisition, ownership and disposition of the ADSs by U.S. holders. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. holder that holds our ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	banks, insurance companies, and certain other financial institutions;
•	U.S. expatriates and certain former citizens or long-term residents of the United States;
•	dealers or traders in securities who use a mark-to-market method of tax accounting;
•	persons holding ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ADSs;
•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;
•	brokers, dealers or traders in securities, commodities or currencies;
•	tax-exempt entities or government organizations;
•	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);
•	regulated investment companies or real estate investment trusts;
•	persons who acquired ADSs pursuant to the exercise of any employee share option or otherwise as compensation;
•	persons that own or are deemed to own 10 percent or more of our shares including shares represented by ADSs (by vote or value); and
•	persons holding our ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States.

The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Internal Revenue Service, or IRS, rulings and pronouncements, and judicial decisions all as now in effect and all of which are subject to change or differing interpretations, possibly with retroactive effect.

For purposes of this annual report, a ‘‘U.S. holder’’ is a beneficial owner of ADSs that for U.S. federal income tax purposes, is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if it (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including an entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) holds ADSs, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A holder of ADSs that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S federal income and estate tax consequences of purchasing, owning and disposing of the ADSs. U.S. holders that own (directly, indirectly, or constructively through the application of attribution rules) 10% or more of our total combined voting power or value could be subject to adverse U.S. federal income tax consequences pursuant to the controlled foreign corporation rules due to our ownership of a U.S. subsidiary. Such prospective holders should consult with their tax advisors as to the tax consequences of acquiring, owning and disposing of our ADSs.

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

Distributions

Under the United States federal income tax laws, and subject to the PFIC rules (as discussed below under ‘‘—Additional United States Federal Income Tax Consequences—PFIC Rules’’), the gross amount of any distribution of cash or property that is actually or constructively received will generally be treated as ordinary dividend income to the extent the amount of such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits for the taxable year of the distribution, it will be treated first as a non-taxable return of capital to the extent of such U.S. holder’s adjusted tax basis in its ADSs, and to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale or exchange of the ADSs. We do not, however, expect to determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will generally be taxable to you at a preferential rate (rather than the higher rates of tax generally applicable to items of ordinary income), provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. If we are a PFIC (as discussed below under ‘‘—Additional United States Federal Income Tax Consequences—PFIC Rules’’), distributions paid by us with respect ADSs will not be eligible for the preferential income tax rate. Prospective investors should consult their own tax advisors regarding the taxation of distributions under these rules.

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

Based on an analysis of our gross income and gross assets for the taxable year ending December 31, 2021, we believe that we were not a PFIC for the taxable year ending December 31, 2021. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

If we are classified as a PFIC in any year with respect to which a U.S. holder owns ADSs, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ADSs, regardless of whether we continue to meet the tests described above unless (i) we cease to be a PFIC and the U.S. holder has made a “deemed sale” election under the PFIC rules, (ii) we cease to be a PFIC and the U.S. holder has a valid mark-to- market election in effect (as described below) or (iii) the U.S. holder makes a Qualified Electing Fund Election, or QEF Election, with respect to all taxable years during such U.S. Holders holding period in which we are a PFIC. However, a U.S. Holder may make a QEF Election with respect to our ADSs only if we annually provide such U.S. Holder with certain tax information, and we currently do not intend to prepare or provide such information. As a result, the QEF Election is not expected to be available to a U.S. Holder and the remainder of this discussion assumes that such election will not be available. If the “deemed sale” election is made, a U.S. holder will be deemed to have sold the ADSs the U.S. holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. holder’s ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. holder receives from us or any gain from an actual sale or other disposition of the ADSs. U.S. holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.

For each taxable year we are treated as a PFIC with respect to U.S. holders, U.S. holders will be subject to special tax rules with respect to any “excess distribution” such U.S. holder receives and any gain such U.S. holder recognizes from a sale or other disposition (including a pledge) of ADSs, unless (i) such U.S. holder makes a QEF Election with respect to all taxable years of a U.S. holder’s holding period during which we are a PFIC or makes a purging election to cause a deemed sale of the ADSs at their fair market value in conjunction with a QEF election (however, as discussed above, such elections are expected and assumed not to be available) or (ii) our ADSs constitute “marketable“ securities, and such U.S. holder makes a mark-to-market election as discussed below. Distributions a U.S. holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. holder received during the shorter of the three preceding taxable years or the U.S. holder’s holding period for the ADSs will be treated as an excess distribution. Under these special tax rules:

•the excess distribution or gain will be allocated ratably over a U.S. holder’s holding period for the ADSs;

•the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or the year of an “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs cannot be treated as capital, even if a U.S. holder holds the ADSs as capital assets.

If we are a PFIC, a U.S. holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. holder. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.

U.S. holders can avoid the interest charge on excess distributions or gain relating to the ADSs by making a mark-to-market election with respect to the ordinary shares, provided that the ADSs are “marketable.” ADSs will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the ordinary shares or ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our ADSs are listed on NYSE, which is a qualified exchange for these purposes. Consequently, if our ADSs remain listed on NYSE and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to U.S. holders if we are a PFIC. Each U.S. holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the ADSs.

A U.S. holder that makes a mark-to-market election must include as ordinary income for each year an amount equal to the excess, if any, of the fair market value of the ADSs at the close of the taxable year over the U.S. holder’s adjusted tax basis in the ADSs. Accordingly, such mark-to-market election may accelerate the recognition of income without a corresponding receipt of cash. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. holder’s adjusted basis in the ADSs over the fair market value of the ADSs at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the ADSs will be treated as ordinary income, and any losses incurred on a sale or other disposition of the ADSs will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be marketable.

However, a mark-to-market election generally cannot be made for equity interests in any lower- tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. holder validly makes a mark-to-market election with respect to our ADSs, the U.S. holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

F. Dividend and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our supervisory board members, management board members and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm.

We maintain a corporate website at www.via-optronics.com. We intend to post our Annual Report on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

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

ITEM 11.    Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risk from fluctuations in interest rates and foreign currency exchange rates which may adversely affect our results of operations and financial condition. The market risk is the risk that the fair value or the future cash flow of a financial instrument fluctuates due to changes in the market prices. The primary market risks to which we are exposed are interest rate risk and foreign exchange risk. The most significant financial risks to which we are exposed include the risks discussed below.

Interest Rate Risk

Interest rate risk includes the influence of positive and negative changes to interest rates on our profit, equity, or cash flow in the current or any future reporting period. Interest rate risks from financial instruments arise mainly in connection with financial liabilities, including borrowings under our existing working capital and equipment financing facilities. With the amount of cash and cash equivalents and financial instruments that we maintained on December 31, 2021, a hypothetical increase or decrease of one percentage point, or 100 basis points, in interest rates, would not have had a material effect on our financial statements.

Foreign Exchange Risk

We are exposed to currency risk to the extent that there is a mismatch between the currencies in which sales, purchases/expenses and borrowings are denominated and the respective functional currencies of our group companies. Our reporting currency is the euro. The currencies in which transactions are primarily denominated are euros, U.S. dollars, Japanese yen and Chinese renminbi. The foreign exchange risks we face result from translation risk and transaction risk. Translation risk describes the risk from changes to the statement of financial position and statement of comprehensive income items of a subsidiary due to changes to the exchange rates when converting local individual financial statements into presentation currency. The changes caused by currency fluctuations when translating statement of financial position items are recognized in equity. We are currently exposed to translation risk primarily with respect to four subsidiaries, specifically with respect to translation of U.S. Dollars and Japanese yen to euros, our currency for financial reporting purposes. We estimate that a 10% change in the value of the Euro versus the value of the U.S. dollar and Japanese Yen would change our reported financial liabilities in 2021 by ~~€~~0.5 million and €6.2 million, respectively. There is no hedging of this risk. Transaction risk is the risk that the value of future foreign payments may change due to exchange rate fluctuations. We operate internationally and are exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.

Credit Risk

Credit risk, also known as risk of default, is the risk that a customer or counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk arises principally from our receivables from customers and varies from customer to customer. We conduct assessments of our customers during the customer acquisition phase. Thereafter, outstanding receivables from customers are monitored regularly and put through a collection process in order to convert such receivables to cash. Any remaining credit risk is reviewed and provided for individually.

ITEM 12.    Description of Securities Other than Equity Securities.

A.    Debt Securities.

Not applicable.

B.    Warrants and Rights.

Not applicable.

C.    Other Securities.

Not applicable

D.    American Depositary Shares

Fees and Expenses

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Every 5 ADSs represent 1 ordinary share (or a right to receive a share) deposited with The Bank of New York Mellon SA/NV, as custodian for the depositary in Germany. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286. A form of the deposit agreement is incorporated by reference as an exhibit to this Annual Report.

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

Payment by Depositary

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. We received USD 763,695.65 from the Bank of New York Mellon as of December 31, 2021.

PART II.

ITEM 13.    Defaults, Dividend Arrearages and Delinquencies.

None.

ITEM 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

A.	Not applicable.

B.	Not applicable.

C.	Not applicable.

D.	Not applicable.

E.	Use of Proceeds.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

Based on such evaluation, due to the material weaknesses in our internal control over financial reporting described below, our chief executive officer and our chief financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2021. We are undertaking the remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Remediation Plans.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our chief executive office and our chief financial officer, is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), the assessment of the effectiveness of the Company’s internal control over financial reporting and the preparation of the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that, as of December 31, 2021, our internal control over financial reporting was not effective because of the material weaknesses described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Notwithstanding the identified material weaknesses, our chief executive officer and chief financial officer have concluded that the consolidated financial statements included in this Annual Report on Form 20-F fairly represent in all material respects our financial condition, operational results, and cash flows for the period.

Material Weaknesses Identified

In connection with the audit of our consolidated financial statements, we identified four material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Our management identified four material weaknesses in our internal control over financial reporting as of December 31, 2021. The material weaknesses relate to (i) lack of consistent and proper application of accounting processes and procedures, defined control processes and segregation of duties; (ii) insufficient design, implementation and operating effectiveness of information technology general controls for information systems that are significant to the preparation of our financial statements; (iii) lack of review and supervision; and (iv) insufficient resources with an appropriate level of technical accounting and SEC reporting expertise. As a result of the material weaknesses described above, management concluded our internal control over financial reporting was not effective at the reasonable assurance level as of December 31, 2021.

Remediation Plans

With the oversight of senior management and our audit committee, we continue to evaluate our internal control over financial reporting and are taking several remedial actions to address the four material weaknesses that have been identified including further developing and implementing formal policies, processes, internal controls and documentation relating to our financial reporting.

During 2021 we cataloged our key control areas and commenced preparation of the relevant policies and applicable narratives for our operations. However, we were unable to prepare all necessary policies and related disclosures and especially, to add the needed resources in the current tight job market; accordingly, we have not yet been able to implement the policies across the organization. We are working with a specialist advisor to address open internal control issues, and remain committed to hiring additional staff to support the finance function.

As we work to remediate our material weaknesses and continue to evaluate and work to improve our internal control over financial reporting, our management is likely to determine that additional steps or measures may be necessary to address and remediate the material weaknesses. Management may also determine that it is necessary to modify the above mentioned remediation efforts depending on the circumstances and Company needs. We cannot assure you that these remediation efforts will be successful or that its internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Management will continue to assess the effectiveness of these remediation efforts in connection with its evaluations of internal control over financial reporting.

If we fail to fully remediate the material weaknesses or fail to maintain effective internal controls in the future, it could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis, which could cause investors to lose confidence in our financial information or cause our stock price to decline. Our independent registered public accounting firm has not assessed the effectiveness of our internal control over financial reporting, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm because we are an emerging growth company under the JOBS Act.

Changes in Internal Control over Financial Reporting

Other than the remediation efforts discussed above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    Reserved

ITEM 16A.  Audit Committee Financial Expert

Our board of directors has determined that Mr. Doradla, an independent director and chairman of our audit committee, is our audit committee financial expert as defined by SEC rules.

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

ITEM 16C. Principal Accountant Fees and Services.

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, or EY, has served as our independent registered public accounting firm for the years ended December 31, 2020 and 2019 for which audited financial statements appear in this annual report, and for the period of January 1, 2021 through September 9, 2021.

The following table sets out the aggregate fees for professional audit services and other services rendered by EY for the fiscal years ended December 31, 2021 and 2020:

	December 31,
in EUR (thousands)	2021	2020
Audit fees	440	1,867
Audit-related fees	—	206
Tax fees	—	—
All other fees	—	—
Total	440	2,073

Audit fees relate to the annual audit of the consolidated financial statements, audits of our statutory financial statements, interim financial statement reviews and issuance of a comfort letter and review of offering documents filed with the SEC in connection with our IPO in September 2020. Audit-related fees relate to internal control reviews.

PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, or PwC, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for the year ended December 31, 2021.

The following table sets out the aggregate fees for professional audit services and other services rendered by PwC for the fiscal year ended December 31, 2021:

December 31,
in EUR (thousands)	2021
Audit fees	1,585
Audit-related fees	—
Tax fees	—
All other fees	—
Total	1,585

Audit fees relate to the annual audit of the consolidated financial statements for the year ended December 31, 2021.

The Audit Committee evaluates the qualifications, independence and performance of the independent auditor as well as pre-approves and reviews the audit and non-audit services to be performed by the independent auditor. The external audit plan and fees for professional audit services and other services rendered by EY and PwC for the year ended December 31, 2021 were approved by the Audit Committee. The external audit plan and fees for professional audit services and other services rendered by EY for the year ended December 31, 2020 were approved by the Supervisory Board. The Audit Committee monitors compliance with the German and U.S. rules on non-audit services provided by an independent registered public accounting firm.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F Change in Registrant’s Certifying Accountant

Effective September 9, 2021, Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, or EY, resigned as our independent registered public accounting firm. EY’s report on the financial statements for the fiscal years ended December 31, 2019 and 2020, contained no adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principle.

On September 9, 2021, it was announced that our audit committee recommended to the supervisory board that it propose PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, or PwC, for election at our annual general meeting. On December 29, 2021, at the annual general meeting, our shareholders approved the appointment of PwC as our new independent registered public accounting firm.

During the fiscal years ended December 31, 2020 and 2019, and in the subsequent interim periods through September 9, 2021, the date of the resignation of EY, there were no disagreements with EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in its report on the financial statements for such year. During the fiscal years ended December 31, 2020 and 2019, and in the subsequent interim period through September 9, 2021, the date of the resignation of EY, there were no reportable events as defined in Item 16F(a)(1)(iv) of Form 20-F except that the Company reported a material weakness in internal control over financial reporting in 2019 and 2020 which primarily related to the lack of sufficient accounting and supervisory personnel who have the appropriate level of technical accounting experience and training and a lack of consistent application of accounting processes and procedures by accounting personnel. This reportable event was discussed among the Company’s management, the Audit Committee of the Supervisory Board of the Company and EY. EY has been authorized by the Company to respond fully to the inquiries of PwC, the successor auditor, concerning this reportable event.

The Company provided EY with a copy of the above disclosure and requested that EY furnish the Company with a letter addressed to the SEC stating whether or not EY agrees with the statements contained above. EY provided us with a letter, dated May 16, 2022, which is attached at Exhibit 16.1 of this Form 20-F addressed to the SEC stating that it agreed with the above disclosure.

During the fiscal years ended December 31, 2020 and 2019, and the subsequent interim period prior to the engagement of PwC, we did not consult PwC regarding (i) the application of accounting principles to any specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on our financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (iii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv)) of Form 20-F or a reportable event (as defined in Item 16F(a)(1)(iv)) of Form 20-F.

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

ITEM 16H Mine Safety Disclosure

Not applicable.

ITEM 16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

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
2.4

Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.4 to the Company’s Annual Report on Form 20-F (No. 001-39543), filed with the Commission on April 29, 2021)

4.1

Shareholders Agreement, dated January 25, 2019, by and among VIA optronics AG, Coöperatief IMI Europe U.A. and Jürgen Eichner (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 21, 2020).

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

4.4	#

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

4.7	*	Amendment, dated March 25, 2021 to Employee Secondment Agreement (Toppan), dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd.

4.8

Employee Secondment Agreement (TEP), dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Electronics Products Co., Ltd. (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 4, 2020).

4.9	*	Amendment, dated March 25, 2021 to Employee Secondment Agreement (TEP), dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Electronics Products Co., Ltd.
4.10

Shiga Facility Lease Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd. (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 4, 2020).

4.11	#

Satte Facility Lease Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as amended June 23, 2020 (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 4, 2020).

4.12	*

Fourth Amendment, dated August 23, 2021, to Satte Facility Lease Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as previously amended July 26, 2019, April 24, 2020 and June 20, 2020.

4.13	#

Business Assistance Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as amended April 1, 2019 and April 1, 2020 (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 21, 2020).

4.14	*

Amendment, dated March 26, 2021, to Business Assistance Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as previously amended April 1, 2019 and April 1, 2020.

4.15	†

Transferred IP Purchase Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Touch Panel Products, Co., Ltd. (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 4, 2020).

4.16	†

IP License Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd. (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 4, 2020).

4.17	*

Amendment, dated September 3, 2021, to R&D and Consignment Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as previously amended November 7, 2019, December 6, 2019 and June 23, 2020.

4.18	#

R&D and Consignment Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as amended November 7, 2019, December 6, 2019 and June 23, 2020 (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 4, 2020).

4.19	*

Amendment, dated October 20, 2021, to R&D and Consignment Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as previously amended November 7, 2019, December 6, 2019 and June 23, 2020.

4.20

Distribution Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as amended June 23, 2020 (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 4, 2020).

4.21	†

Project Contract, dated as of March 16 / April 22, 2016, by and between VIA optronics GmbH and Kloepfel Corporate Finance GmbH. (incorporated by reference to Exhibit 4.15 to the Company´s Annual Report 2020 on Form 20-F, filed with the Commission on April 29, 2021)

4.22	†

Project Contract, dated as of July 1, 2018, by and between VIA optronics GmbH and Kloepfel Corporate Finance GmbH as amended July 25, 2019 (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 4, 2020).

4.23	#	Service and Support Agreement, dated January 7, 2019, by and between Integrated Micro-Electronics, Inc. and VIA optronics GmbH (incorporated by reference to Exhibit 10.16 to the

Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 4, 2020).
4.24	#

Framework Development Agreement, effective as of November 1, 2018, by and between Integrated Micro-Electronics, Inc. and VIA optronics GmbH (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 4, 2020).

4.25

Shareholders Agreement, dated July 11, 2019, by and among VIA optronics AG, Cöoperatief IMI Europe U.A. and Jürgen Eichner (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 21, 2020).

4.26	*

Amendment, dated August 23, 2021, to System Use Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as amended December 31, 2018, November 7, 2019, April 24, 2020 and June 18, 2020.

4.27	†	Share Purchase and Transfer Agreement, dated May 20, 2021, by and between Andreas Dornhof and Sebastian Schnabel, the sole shareholders of Germaneers GmbH, and VIA optronics AG.
4.28	*

Fifth Amendment, dated March 13, 2022, to Satte Facility Lease Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as previously amended July 26, 2019, April 24, 2020, June 20, 2020 and August 23, 2021

4.29	*

Amendment, dated April 1, 2022, to R&D and Consignment Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as previously amended November 7, 2019, December 6, 2019, June 23, 2020 and October 2021

4.30	*

Amendment, dated April 1, 2022, to System Use Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as amended December 31, 2018, November 7, 2019, April 24, 2020, June 18, 2020 and August 23, 2021

4.31	*

Amendment, dated April 26, 2022, to Business Assistance Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as previously amended April 1, 2019 April 1, 2020 and March 26, 2021

4.32	*	Amendment, dated March 10, 2022 to Business Support Agreement, executed April 24, 2020 by and between Toppan Inc. and VTS-Touchsensor Co., Ltd.
4.33	*	System Use Agreement dated on March 26, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd
4.34	*	Business Support Agreement, effective on April 24 , 2020, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd
8.1	*	List of Subsidiaries
12.1	*	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	*	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	**	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
16.1	*	Letter from Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft regarding Item 16F, dated May 16, 2022
101.INS	*	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	*	XBRL Taxonomy Extension Schema Document
101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document
104	*	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101).

* Filed herewith.

** Furnished herewith.

#  An attachment or portion of this exhibit has been omitted (i) pursuant to Item 601(a)(5) of Regulation S-K because the information contained therein is not material and is not otherwise publicly disclosed or (ii) pursuant to Item 601(a)(6) because it includes information the disclosure of which would constitute a clearly unwarranted invasion of personal privacy. The Company has furnished supplementally a copy of the attachment to the Securities and Exchange Commission.

†    Portions of this exhibit (indicated by asterisks) have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

VIA optronics AG

By:	/s/ Jürgen Eichner /
	Name:	Jürgen Eichner/
	Title:	Chief Executive Officer May 16, 2022

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of VIA optronics AG

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of VIA optronics AG and its subsidiaries (the “Company”) as of December 31, 2021, and the related consolidated statements of operations and other comprehensive income (loss), changes in equity and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited the adjustments to reflect the change in the composition of reportable segments, as described in Note 2.5.15 and Note 26.  In our opinion, such adjustments are appropriate and have been properly applied.  We were not engaged to audit, review, or apply any procedures to the 2020 or 2019 consolidated financial statements of the Company other than with respect to the adjustments and accordingly, we do not express an opinion or any other form of assurance on the 2020 or 2019 consolidated financial statements taken as a whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Nuremberg, Germany

May 16, 2022

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

/s/Marco See	/s/Norbert Heinzelmann
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

We have served as the Company's auditor since 2021.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Management Board of VIA optronics AG

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of VIA optronics AG (the Company) as of December 31, 2020, the related consolidated statements of operations and other comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS).We were not engaged to audit, review, or apply any procedures to the adjustments in relation to Note 2.5.15 Segments and Note 26 Segments. Accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Restatement of 2020 and 2019 Financial Statements

As discussed in Note 2.3 to the consolidated financial statements, the 2020 and 2019 consolidated financial statements have been restated to correct a misstatement, which included the disclosure of the January 1, 2020 statement of financial position.

Revision of Segment Reporting

As discussed in Note 2.5.15 and Note 26 to the consolidated financial statements, the Company revised its segment reporting. The revision has been retrospectively adjusted for the years ended December 31, 2020 and 2019.

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

/s/ Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

We served as the Company’s auditor from 2015 to 2021.

Munich, Germany

April 29, 2021, except as to Note 2.3, as to which the date is May 16, 2022

VIA optronics AG

Consolidated Statements of Financial Position

as of December 31, 2021, December 31, 2020 and January 1, 2020

			12/31/2020	01/01/2020
EUR	Note	12/31/2021	Restated*	Restated*
Assets
Non‑current assets		27,816,527	21,467,453	24,935,283
Intangible assets	6	4,169,436	4,078,249	6,033,571
Property and equipment	7	21,530,680	16,835,608	18,576,268
Financial assets	8	1,148,612	155,105	156,757
Deferred tax assets	22	967,799	398,491	168,687

Current assets		133,849,872	128,384,683	52,385,560
Inventories	9	35,849,646	17,256,055	14,485,822
Trade accounts receivables	10	31,127,559	26,377,820	25,224,456
Current tax assets	22	568,181	135,743	75,923
Other assets	11	8,300,341	3,593,785	3,264,236
Cash and cash equivalents		58,004,145	81,021,280	9,335,123

Total assets		161,666,399	149,852,136	77,320,843

Equity and liabilities

Equity attributable to equity holders of the parent		64,998,011	77,628,319	(2,980,126)
Share capital	12	4,530,701	4,530,701	3,000,000
Capital reserve	12	88,506,026	88,506,026	4,169,843
Accumulated Deficit		(26,787,316)	(15,031,232)	(10,111,748)
Currency translation reserve		(1,251,400)	(377,176)	(38,221)

Equity attributable to non-controlling interests		515,390	276,904	281,658

Total Equity		65,513,401	77,905,223	(2,698,468)

Non‑current liabilities		8,790,952	9,396,050	11,893,702
Loans	13	700,568	1,639,813	2,797,277
Provisions	14	140,869	135,784	134,476
Lease liabilities	17	7,945,734	7,620,453	8,816,494
Deferred tax liabilities	22	3,781	-	145,456

Current liabilities		87,362,045	62,550,863	68,125,608
Loans	13	34,557,415	20,646,533	28,648,651
Trade accounts payable		33,447,088	30,610,890	24,147,955
Current tax liabilities	22	1,406,385	1,274,111	255,221
Provisions	14	1,089,305	575,940	1,993,834
Lease liabilities	17	2,025,193	1,593,975	3,155,469
Other financial liabilities	15	7,254,176	3,949,072	5,837,124
Other liabilities	16	7,582,483	3,900,342	4,087,355
Total equity and liabilities		161,666,399	149,852,136	77,320,843

*Certain amounts for January 1, 2020 and December 31, 2020 have been restated; see Note 2.3

Consolidated Statements of Operations and

Other Comprehensive Income (Loss)

for the years ended December 31, 2021, 2020 and 2019

			12/31/2020	12/31/2019
EUR	Note	12/31/2021	Restated*	Restated*
Revenue	18	180,802,496	152,590,315	137,231,335
Cost of sales	19	(160,309,834)	(129,231,305)	(127,209,624)

Gross profit		20,492,662	23,359,010	10,021,711
Selling expenses	19	(6,388,678)	(3,380,809)	(4,252,062)
General administrative expenses	19	(23,038,867)	(16,117,177)	(16,415,483)
Research and development expenses	19	(4,498,121)	(3,186,980)	(2,490,259)
Other operating income	20	11,627,312	4,969,034	2,358,997
Other operating expenses	20	(7,709,283)	(7,159,521)	(3,415,143)

Operating loss		(9,514,975)	(1,516,442)	(14,192,238)

Financial result	21	(776,137)	(1,420,968)	(1,642,182)

Loss before tax		(10,291,112)	(2,937,410)	(15,834,420)

Income tax expense	22	(1,216,908)	(1,976,490)	(183,209)

Net loss		(11,508,019)	(4,913,900)	(16,017,629)

Which is attributable to:
Owners of the company		(11,756,084)	(4,919,484)	(14,419,176)
Non‑controlling interests		248,065	5,584	(1,598,453)
		(11,508,019)	(4,913,900)	(16,017,629)
Other comprehensive income / (loss):
Exchange differences on translation of foreign operations		(883,802)	(349,294)	116,717

Comprehensive loss		(12,391,821)	(5,263,194)	(15,900,912)

Which is attributable to:
Owners of the company		(12,630,308)	(5,258,440)	(14,387,780)
Non‑controlling interests		238,486	(4,754)	(1,513,132)
		(12,391,821)	(5,263,194)	(15,900,912)

Diluted earnings per share correspond to basic earnings per share.

EUR		2021	2020	2019
Loss after taxes from continuing operations (attributable to VIA optronics AG shareholders)		(11,756,084)	(4,919,484)	(14,419,176)
Weighted average of shares outstanding		4,530,701	3,398,330	2,991,600
Loss per share in EUR		(2.59)	(1.45)	(4.82)

*Certain amounts for 2019 and 2020 have been restated; see Note 2.3

Consolidated Statements of Cash Flows

for the years ended December 31, 2021, 2020 and 2019

		2020	2019
EUR	2021	Restated*	Restated*
Cash flows from operating activities
Net loss	(11,508,019)	(4,913,900)	(16,017,629)
Adjustments for:
—Depreciation of property and equipment	4,365,939	5,132,605	4,907,832
—Amortization of intangible assets	1,735,459	1,910,985	1,629,195
—Impairment loss on trade receivables	283,580	323,200	284,758
—Fair value (gains) / losses on non-current financial assets at fair value through profit or loss	(352,101)	—	—
—Financial result excluding fair value gains on non-current financial assets at fair value through profit or loss	1,128,237	1,420,968	1,642,182
—Foreign currency effect	521,390	(2,047,671)	527,879
—Income tax expense	1,216,908	1,418,134	741,565
Changes in:
—Inventories	(18,149,564)	(2,770,234)	5,993,324
—Trade accounts receivables and other assets	(8,689,507)	(3,994,649)	1,930,745
—Prepayments	707,191	(143,969)	295,698
—Trade accounts payable and other liabilities	7,816,483	4,364,133	4,887,316
—Provisions	500,450	(1,416,586)	(168,975)
—Current and deferred income taxes	(52,983)	580,173	(151,431)
Income taxes paid	(1,733,836)	(1,354,676)	(1,246,492)
Cash generated from / (used in) operating activities	(22,210,371)	(1,491,487)	5,255,968

Cash flow from investing activities

Proceeds from sale of property and equipment	100,313	35,505	—
Acquisition of a subsidiary, net of cash acquired	(2,836,535)	—	—
Acquisition of property and equipment	(5,608,549)	(2,819,124)	(1,536,200)
Acquisition of intangible assets	(154,681)	(86,850)	(1,554,787)
Acquisition of other investments	(738,007)	—	—
Net cash used in investing activities	(9,237,460)	(2,870,468)	(3,090,987)

Cash flow from financing activities
Issuance of share capital	—	90,844,618	100,000
Payment of transaction costs	—	(2,847,365)	—
Interest paid	(880,419)	(1,236,102)	(1,584,082)
Proceeds from loans and borrowings	55,552,179	53,577,777	59,368,855
Repayment loans and borrowings	(44,431,773)	(60,473,984)	(58,931,938)
Payment of lease liabilities	(2,031,598)	(3,627,998)	(1,748,088)
Net cash provided by / (used in) financing activities	8,208,389	76,236,946	(2,795,254)

Net increase / (decrease) in cash and cash equivalents	(23,239,443)	71,874,992	(630,273)
Cash and cash equivalents at January 1	81,021,280	9,335,123	9,943,184
Foreign currency effect	222,307	(188,835)	22,211
Cash and cash equivalents at December 31	58,004,145	81,021,280	9,335,123

*Certain amounts for 2019 and 2020 have been restated; see Note 2.3

Consolidated Statements of Changes in Equity
for the years ended December 31, 2021, 2020 and 2019

							Non-
							Controlling
	Equity attributable to owners of the company						Interests	Total
				(Accumulated
			Capital	Deficit) /	Currency
	Share	Subscribed	Reserve	Retained	Translation
	Capital	Capital	Restated*	Earnings	Reserve	Total	Total	Total
				Restated*
	EUR	EUR	EUR	EUR	EUR	EUR	EUR
January 1, 2019	—	73,327	6,996,516	4,307,428	(69,615)	11,307,656	1,794,790	13,102,446
Net (loss)	—	—	—	(14,419,176)	—	(14,419,176)	(1,598,453)	(16,017,629)
Foreign currency translation effect	—	—	—	—	31,395	31,395	85,321	116,717
Total comprehensive income	—	—	—	(14,419,176)	31,395	(14,387,781)	(1,513,132)	(15,900,912)
Issue of Share Capital upon formation	100,000	—	—	—	—	100,000	—	100,000
Effect of contribution in kind	2,900,000	(73,327)	(2,826,673)	—	—	—	—	—
December 31, 2019	3,000,000	—	4,169,843	(10,111,748)	(38,221)	(2,980,126)	281,658	(2,698,468)
Net (loss)	—	—	—	(4,919,484)	—	(4,919,484)	5,584	(4,913,900)
Foreign currency translation effect	—	—	—	—	(338,955)	(338,955)	(10,339)	(349,294)
Total comprehensive income	—	—	—	(4,919,484)	(338,955)	(5,258,439)	(4,755)	(5,263,194)
Issuance of Share Capital	1,530,701	—	89,313,917	—	—	90,844,618	—	90,844,618
Transaction costs	—	—	(4,977,734)	—	—	(4,977,734)	—	(4,977,734)
December 31, 2020	4,530,701	—	88,506,026	(15,031,232)	(377,176)	77,628,319	276,904	77,905,223
Net (loss)	—	—	—	(11,756,084)	—	(11,756,084)	248,065	(11,508,019)
Foreign currency translation effect	—	—	—	—	(874,224)	(874,224)	(9,579)	(883,802)
Total comprehensive income	—	—	—	(11,756,084)	(874,224)	(12,630,308)	238,486	(12,391,821)
December 31, 2021	4,530,701	—	88,506,026	(26,787,316)	(1,251,400)	64,998,011	515,390	65,513,401

*Certain amounts as of January 1, 2019, and for the periods December 31, 2019 and December 31, 2020 have been restated; see Note 2.3

VIA optronics AG

Notes to the Consolidated Financial Statements

December 31, 2021, 2020 and 2019

1. Corporate information

VIA optronics AG (the “Company” or “VIA”), together with its subsidiaries (the “Group” or “VIA Group”), is a leading provider of enhanced display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor.

The Company’s technology is particularly well-suited for demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation. VIA’s solutions combine VIA’s expertise in integrated display head assembly and proprietary bonding technologies. VIA’s portfolio of offerings enables thin display designs and high optical clarity, which decreases power consumption and increases readability. The Company provides a broad range of customized display solutions across a broad range of display sizes, including curved display panels and solutions integrating multiple displays under one cover lens. Furthermore, since the beginning of 2018, VIA has engaged in the production of metal mesh touch sensor technology and electrode base film.

The Company is registered in the commercial register of the local court (Amtsgericht) of Nuremberg under HRB 36200 and has its registered seat in 90411 Nuremberg, Sieboldstraße 18, Germany.

As of September 29, 2020, VIA became listed on The New York Stock Exchange under the symbol "VIAO" (NYSE: VIAO). For more information related to the IPO, please see Note 12.

VIA maintains production facilities in Germany, China and Japan. Through its subsidiaries, VIA maintains and operates sales offices in Taiwan and the United States. As of December 31, 2021, subsidiaries included in the consolidated financial statements are as follows:

●	VIA optronics GmbH, Schwarzenbruck, Germany
●	VIA optronics LLC, Orlando, Florida, USA (hereafter referred to as “VIA LLC”)
●	VIA optronics (Suzhou) Co., Ltd., Suzhou, China (hereafter referred to as “VIA Suzhou”)
●	VTS-Touchsensor Co., Ltd., Higashi Omi, Japan (hereafter referred to as “VTS”)
●	VIA optronics (Taiwan) Ltd., Taipei, Taiwan (hereafter referred to as “VIA Taiwan”)

The following entities were acquired / founded during the financial year ending December 31, 2021. Further information on the changes in the group can be found in Note 5.

●	Germaneers GmbH, Wettstetten, Ingolstadt (hereafter referred to as “Germaneers“)
●	VIA optronics (Philippines) Inc., Laguna, Philippines (hereafter referred to as “VIA Philippines”)

The financial year of all Group entities corresponds to the calendar year.

VIA is a subsidiary of Integrated Micro-Electronics, Inc, (“IMI”) a Philippines-based company. IMI is part of Ayala Group, which is a publicly listed entity in the Philippines. The ultimate controlling party is Mermac Inc., a Philippines-based company. VIA is owned 50.32% by Coöperatief IMI Europe U.A. 33.79% by the Bank of New York Mellon are held in fiduciary custody without any voting agreement and 15.89% by Jürgen Eichner (CEO and founder). The consolidated financial statements of the Company comprise the Company and its subsidiaries.

2. Significant accounting policies

2.1Basis of preparation

The consolidated financial statements of the VIA Group have been prepared in accordance with International Financial Reporting Standards (“IFRS“), as issued by the International Accounting Standards Board (“IASB“) and the related interpretations issued by the IFRS Interpretations Committee.

All amounts in the consolidated financial statements are reported in Euro (“EUR”), except where otherwise stated.

The Group presents assets and liabilities in the consolidated statements of financial position based on current or non-current classification. An asset is classified as current when it is expected to be realized within twelve months after the reporting period, except for cash and cash equivalents, which is classified as current unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current. A liability is classified as current when it is due to be settled within twelve months after the reporting period. The Group classifies all other liabilities as non-current.

The consolidated statements of operations and other comprehensive income (loss) have been prepared using the cost of sales method under IFRS. The financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value.

The outbreak of the COVID-19 pandemic and the measures adopted by governments in countries worldwide to mitigate the pandemic’s spread have not significantly impacted the Group. Nevertheless, the Group considered the impact of Covid-19 in preparing the financial statements and the application of accounting judgements, estimates and assumptions.

The consolidated financial statements were authorized for issue by the members of the Management Board on May 16, 2022.

2.2Basis of consolidation

The consolidated financial statements incorporate the assets and liabilities and the results of operations and cash flows of the Group. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are prepared using consistent accounting policies. Intercompany transactions, balances and unrealized gains on transactions between Group entities are eliminated.

2.3Restatement of Previously Issued Consolidated Financial Statements for IPO-related costs

Based on a re-evaluation of costs, VIA determined that an amount of EUR 4,339,102 (TEUR 1,121 and TEUR 3,218 incurred during the years ended December 31, 2018 and December 31, 2019, respectively) and EUR 744,100 (incurred during the year ended December 31, 2020), previously capitalized as “Other current assets” prior to the IPO and, upon consummation of the IPO in 2020, deducted directly from equity are not incremental costs directly attributable to the issuance of common shares in the IPO. Instead this amount needs to be recognized as “General administrative expenses” as incurred.

The impacts of the restatement, including income tax effects, have been reflected throughout the financial statements, including an adjustment to accumulated deficit as of January 1, 2019 in the 2019 statement of changes in equity of TEUR 1,121 related to previously capitalized costs from 2018, as well as segment reporting and applicable footnotes, and are summarized below:

Restatement of Previously issued Consolidated Statements of Financial Position

	2020			2019
in EUR	as Reported	Adjustment	as Restated	as Reported	Adjustment	as Restated
Other assets (Deferred offering costs)	—	—	—	7,603,338	(4,339,102)	3,264,236
Current assets	—	—	—	56,724,662	(4,339,102)	52,385,560

Total assets	—	—	—	81,659,945	(4,339,102)	77,320,843

Capital reserve	83,422,824	5,083,202	88,506,026	—	—	—
Accumulated deficit	(9,948,029)	(5,083,203)	(15,031,232)	(6,331,002)	(3,780,746)	(10,111,748)
Equity attributable to equity holders of the parent	77,628,319	—	77,628,319	800,621	(3,780,746)	(2,980,126)
Total equity	77,905,223	—	77,905,223	1,082,279	(3,780,746)	(2,698,468)
Deferred tax liabilities	—	—	—	703,812	(558,356)	145,456
Total equity and liabilities	149,852,136	—	149,852,136	81,659,946	(4,339,102)	77,320,843

Restatement of previously issued Consolidated Statements of Operations and Other Comprehensive Income (Loss)

	2020			2019
in EUR	as Reported	Adjustment	as Restated	as Reported	Adjustment	as Restated
General administrative expenses*	(15,373,077)	(744,100)	(16,117,177)	(13,197,135)	(3,218,348)	(16,415,483)
Operating loss	(772,342)	(744,100)	(1,516,442)	(10,973,891)	(3,218,348)	(14,192,238)
Loss before tax	(2,193,310)	(744,100)	(2,937,410)	(12,616,073)	(3,218,348)	(15,834,420)
Income tax expense	(1,418,134)	(558,356)	(1,976,490)	(741,564)	558,356	(183,209)
Net loss	(3,611,444)	(1,302,456)	(4,913,900)	(13,357,637)	(2,659,992)	(16,017,629)
Which is attributable to:
Owners of the company	(3,617,028)	(1,302,456)	(4,919,484)	(11,759,184)	(2,659,992)	(14,419,176)
Comprehensive loss	(3,960,738)	(1,302,456)	(5,263,194)	(13,240,920)	(2,659,992)	(15,900,912)
Which is attributable to:
Owners of the company	(3,955,984)	(1,302,456)	(5,258,440)	(11,727,788)	(2,659,992)	(14,387,780)
Loss per share in EUR	(1.06)	(0.38)	(1.45)	(3.93)	(0.89)	(4.82)

*Amounts included under “Consultancy & audit” within Note 19

Restatement of Previously issued Consolidated Statements of Cash Flows

	2020			2019
in EUR	as Reported	Adjustment	as Restated	as Reported	Adjustment	as Restated
Net loss	(3,611,444)	(1,302,456)	(4,913,900)	(13,357,637)	(2,659,992)	(16,017,629)
Changes in:
- Trade accounts receivables and other assets	—	—	—	(1,267,603)	3,218,348	1,930,745
- Current and deferred income taxes	21,817	558,356	580,173	406,924	(558,356)	(151,431)
Cash generated from / (used in) operating activities	(747,387)	(744,100)	(1,491,487)	5,255,966	—	5,255,968
Payment of transaction cost	(3,591,465)	744,100	(2,847,365)	—	—	—
Net cash provided by / (used in) financing activities	75,492,846	744,100	76,236,946	(2,795,254)	—	(2,795,254)

The restatement as described above has no effect on the Company’s net cash and cash equivalents.

2.4Business Combination and Goodwill

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

When the Group acquires a business, it assesses the identifiable financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions at the acquisition date.

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

2.5Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

2.5.1Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For some assets and liabilities, observable market transactions or market information is available. For other assets and liabilities, observable market transactions or market information might not be available. When a price for an identical asset or liability is not observable, another valuation technique is used. To increase consistency and comparability in fair value measurements, there are three levels of the fair value hierarchy based on the inputs used:

●	Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities
●	Level 2—Inputs are inputs other than quoted prices included within Level 1, which are observable for the asset or liability either directly or indirectly
●	Level 3—Inputs are unobservable inputs for the asset or liability

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

2.5.2	Revenue from contracts with customers

The Group generates revenue from the sale of enhanced display solutions, which use optical bonding technology, and metal mesh touch sensors. VIA provides optical bonding on either a consignment basis (meaning its customer directly sources all of the necessary product components and the Group applies its patented MaxVU bonding process to assemble such components) or a full service basis (meaning the Group will source the necessary product components and perform the related optical bonding) and R&D engineering services. In the sensor technologies segment, the Group focuses on the development, production and sale of metal mesh touch sensors and the development of other sensor components and technologies that can be incorporated into the Group’s integrated display solutions (refer to Note 2.5.15 for further information on the Group’s segments).

Goods and services transferred to a customer are accounted for as separate performance obligations if they are distinct (i.e., the customer can benefit from the goods or services on its own or together with other resources readily available to the customer and the promise to transfer the good or service is separately identifiable from other promises in the contract). The Group considers whether such promises in its contracts are separate performance obligations to which a portion of the transaction price must be allocated. For its fully bonded display, the Group has determined that although there are several components which are used in the bonding process, these components are highly integrated in a way that the customer cannot benefit from either the bonding service or the components used in the bonding process independent from each other. As a result, the fully bonded display is a separate performance obligation both under the consignment model as well as the full service model. The Group also provides warranties under certain customer contracts, which the Group has determined are not separate performance obligations. As a result, no portion of the transaction price is allocated to promises related to warranties.

Under certain contracts performed on a full service basis, Group entities source components such as displays from either the customer or suppliers of the customer. The Group evaluated whether payments for such components are consideration payable to customers and concluded that such payments are in exchange for a distinct good. Therefore, such payments are presented as cost of sales in the consolidated statements of operations and other comprehensive income (loss).

Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The Group has concluded that it is the principal in its revenue arrangements because it typically controls the goods or services before transferring them to the customer (see Note 4.1, Revenue from contracts with customers).

For optical bonding services performed under the consignment model, the assets created have alternative use to the Group entities, so revenue is recognized at a point in time, which is when the enhancement process is finalized, the customer removes the enhanced products from the consignment stock, and the customer is invoiced, according to contract. Invoices are usually payable within 30 days.

For the sale of products under the full service model, revenue is either recognized at a point in time, which is generally the point in time when goods are delivered to the customer, or over time depending on the respective contractual arrangement with the customer. The payment terms either require the customer the make upfront payments or to pay for the products when they have been delivered. In both cases invoices are payable within 30 to 60 days.

For R&D engineering services, revenue is recognized over-time as the customer simultaneously receives and consumes the benefits provided by the Group’s performance completed to date. Payment for such services is made upfront by the customer with the invoices being payable within 30 to 60 days.

With regard to significant accounting judgements for revenue recognition refer to Note 4.1 for further information.

Contract balances

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

Assets recognized from costs to fulfil a contract

Costs to fulfill a contract are recognized as an asset if the incurred costs directly relate to a customer with an existing or specific anticipated contract, generate or enhance resources of the Group that will be used to satisfy the performance obligations in the future and are expected to be recovered.

Assets recognized from costs to fulfil a contract are amortised on a straight-line basis, consistent with the expected lifetime of the contract to which the asset relates.

Contract assets and assets recognized from costs to fulfil a contract are subject to impairment assessment. Refer to Note 2.5.11.

Trade accounts receivable

A receivable is recognized when the Group's right to consideration is unconditional, which is generally when goods are delivered or services are performed, as only the passage of time is required before payment is due. See Note 2.5.8 for accounting policies of financial assets.

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

2.5.3Taxes

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

2.5.4Foreign currencies

Functional and presentation currency

The Group’s consolidated financial statements are presented in Euros, which is also the parent company’s functional currency. The Group determines the functional currency for each entity and the respective financial statements are presented using that functional currency.

For the years ended December 31, 2020, and all prior periods, the functional currencies of the Companies of the VIA Group were considered to be the respective local currencies.

Following thorough analysis VIA determined that the functional currency for two of its major group subsidiaries – VIAGM and VIASZ should change as both subsidiaries currently generate revenues and expend cash for supplies predominantly in US dollars. Based on the development of these “primary indicators” the functional currency of those companies is changed from Euro and Renminbi, respectively to US dollars during 2021. In accordance with IAS 21, changes in functional currency are accounted for on a prospective basis.

Transactions and balances

Transactions in foreign currencies are translated into the respective functional currencies of Group companies using the exchange rates at the dates the transaction first qualify for recognition. Monetary items are subsequently remeasured at the foreign currency rate as of the reporting date. Differences arising from remeasurement of monetary items are recognized in the consolidated statements of operations.

Foreign currency translation

Upon consolidation, the assets and liabilities of foreign operations are translated into Euro at the rate of exchange prevailing at the reporting date and the consolidated statements of operations and other comprehensive income (loss) are translated at the average rates. The exchange differences arising on translation for consolidation are recognized in OCI. Upon disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to the consolidated statements of operations.

A summary of exchange rates to the Euro for currencies in which the Group operates is as follows:

	Average Rates
	for the Year
	Ending	Spot Rates at
	Dec. 31	Dec. 31
(€1 Equals)	2021	2021
USD	1.1851	1.1326
CNY	7.6511	7.1947
JPY	129.6878	130.3800
TWD	33.0284	31.5268

	Average Rates
	for the Year
	Ending	Spot Rates at
	Dec. 31	Dec. 31
(€1 Equals)	2020	2020
USD	1.1419	1.2271
CNY	7.8690	8.0225
JPY	121.8024	126.4900
TWD	33.6168	34.5067

	Average Rates
	for the Year
	Ending	Spot Rates at
	Dec. 31	Dec. 31
(€1 Equals)	2019	2019
USD	1.1175	1.1234
CNY	7.7487	7.8205
JPY	121.5518	121.9400
TWD	34.5837	33.6811

2.5.5Property and Equipment

Property and equipment is measured at cost less accumulated depreciation and any accumulated impairment losses. Evaluation of impairment of non-financial assets is described in Note 2.5.10.

Cost includes expenditures that are directly attributable to the acquisition of the asset or self-constructed assets in addition to any costs incurred in order to bring the assets into operating condition. The cost of an item of property and equipment includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located to the extent there is an obligation to do so. An asset retirement obligation for such costs is recorded upon acquisition. The Group has recognized asset retirement obligations to return certain of the Group’s premises to their original condition (see Note 14). The costs for dismantling and removing an asset are recognized and measured in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

Property and equipment are depreciated to their estimated residual values using the straight-line method over their estimated useful lives. Depreciation is recognized in the depreciation expense within the consolidated statements of operations.

Estimated useful lives are as follows:

Years
Technical equipment and machinery	3 ‑ 13
Other equipment, factory and office equipment	3 ‑ 13

Gains or losses on disposal of property and equipment are recognized in the consolidated statements of operations.

Repairs and maintenance are expensed as incurred.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

2.5.6Leases

The Group assesses at inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group has leases for buildings, vehicles and IT equipment. The Group has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities and right-of-use assets representing the right to use the underlying assets as described below.

Right-of-use assets

The Group recognizes a right-of-use asset at the lease commencement date. Right-of-use assets are initially measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Years
Buildings	3 ‑ 10
Factory, office and other equipment	3

In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. Refer to Note 2.5.10 Impairment of non-financial assets.

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

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

●	Fixed payments, including in-substance fixed payments;
●	Variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date;
●	Amounts expected to be payable under a residual value guarantee; and
●	The exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

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

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to leases for IT equipment with an initial lease term of 12 months or less. It also applies the low-value assets recognition exemption to leases of office equipment considered to be of low value. For these leases, expense is recognized on a straight-line basis over the lease term.

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

2.5.7Intangible Assets

Intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

Subsequent expenditures are capitalized only when it increases the future economic benefits of the specific asset to which it relates.

Intangible assets are amortized using the straight-line method over their estimated useful lives. The amortization is recognized in profit or loss.

The Group had no development expenditures that met the requirements for capitalization and thus none have been capitalized. The Group does not have any intangible assets with indefinite useful lives.

Estimated useful lives are as follows:

Years
Customer Relationships	5
Software, Licenses and Patents	2 - 5

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted, if appropriate.

2.5.8Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

The Group’s financial assets include trade accounts receivables, cash and cash equivalents as well as deposits and investments in debt and equity instruments.

Initial recognition and measurement

Under IFRS 9, financial assets are classified at initial recognition at amortized cost, fair value through other comprehensive income, or fair value through profit or loss. Financial assets are initially recognized when the Group becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way transactions) are recognized on the settlement date.

The classification of financial assets depends on the business model within which they are held and their contractual cash flow characteristics.

A financial asset is measured at amortized cost (AC), if it is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at fair value through other comprehensive income (FVOCI), if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at fair value through profit or loss (FVTPL) unless it is measured at amortized cost or at fair value through other comprehensive income. Trade receivables against one special customer are regularly sold under a factoring agreement. Therefore their business model is “hold to sell” and these trade receivables are classified as FVTPL.

However, despite the general classification requirements an entity may, at initial recognition, irrevocably designate a financial asset as measured FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency ('accounting mismatch') that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

For equity instruments that would otherwise be measured at FVTPL, an entity may make an irrevocable election at initial recognition to present subsequent changes in fair value in other comprehensive income (equity instrument FVOCI). This election is made on an instrument-by instrument-basis.

Neither the option for measurement of financial assets at FVTPL nor the election to recognize subsequent changes in fair value in other comprehensive income for equity instruments have been applied by the Group.

Generally, the Group initially measures a financial asset at its fair value plus, in the case of financial assets not measured at FVTPL, directly attributable transaction costs. Trade receivables that do not contain a significant financing component are measured at the transaction price in accordance with IFRS 15.

Subsequent measurement

Depending on the different classifications, subsequent measurement of financial assets is as follows:

●

AC: subsequent measurement of financial assets classified within this category is performed by using the effective interest rate method. The amortized cost is reduced by impairment losses. Interest income is recognized within the financial result. Foreign exchange gains and losses, impairment losses (including reversals of impairment losses or impairment gains) as well as any gain or loss on derecognition are recognized in other operating income or expense.

●

Debt instrument FVOCI: subsequent measurement of financial assets classified within this category is at their fair value. Interest income, which is calculated using the effective interest rate method, is recognized within the financial result. Foreign exchange gains and losses as well as impairment losses (including reversals) are recognized in other operating income or expense. Other gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

●

Equity instrument FVOCI: subsequent measurement of financial assets classified within this category is at their fair value. Dividends are recognized in profit or loss other operating income or expense unless the dividend clearly represents a recovery of part of the cost of the investment. Other gains and losses are recognized in OCI and are never reclassified to profit or loss.

●

FVTPL: subsequent measurement of financial assets classified within this category is at their fair value. Gains and losses, including any interest or dividends income, are recognized within the financial result.

For information on the classification of the financial assets held by the Group refer to Note 24.

Derecognition

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or the Group has transferred its rights to receive cash flows in a transaction in which either:

●	substantially all of the risks and rewards of ownership of the financial asset are transferred; or
●	the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Financial liabilities

The Group’s financial liabilities include trade and other payables as well as loans and borrowings, including bank overdrafts.

Initial recognition and measurement

Financial liabilities are classified at initial recognition as financial liabilities at fair value through profit or loss (FVTPL) or as financial liabilities at amortized cost (AC). Financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way transactions) are recognized on the settlement date.

Financial liabilities are initially measured at fair value minus, in the case of financial liabilities not measured at fair value through profit or loss, directly attributable transaction costs.

Subsequent measurement

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the consolidated statements of operations within other operating income and expenses when the liabilities are derecognized. Gains and losses from the application of the effective interest rate method are recognized within the financial result. Gains and losses from currency translation are recognized in other operating income or expenses.

All of the Group's financial liabilities are classified as measured at AC.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Offsetting

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention either to settle on a net basis or to realize the assets and settle the liabilities simultaneously. The Group has no such assets and liabilities.

2.5.9Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is either based on the first-in first-out principle or the moving average method, depending on its nature, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overhead based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and estimated costs to make the sale.

2.5.10Impairment of non-financial assets

At each reporting date, the Group reviews the carrying amounts of its non-financial assets (property and equipment) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

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

2.5.11Impairment of financial assets

The impairment regulations of IFRS 9 are required to be applied to financial assets measured at AC, debt investments measured at FVOCI and contract assets.

Expected credit losses (ECLs) are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). They are discounted at the effective interest rate of the financial asset.

Except for trade accounts receivables and contract assets, the Group has to apply the general approach to determine ECLs which requires all financial assets to be allocated to three stages.

Stage 1:

●	All financial assets, except for those which are already credit-impaired when purchased or originated or which fall under the simplified approach, are initially allocated to the first stage. For financial assets within this stage the Group recognizes 12-month expected credit losses by establishing a loss allowance.
●	Interest income for financial assets in stage 1 is calculated based on the gross carrying amount.

Stage 2:

●	The second stage contains financial assets whose credit risk has significantly increased since initial recognition, but which are not to be regarded as being credit-impaired. For these financial assets the Group recognizes lifetime expected credit losses.
●	Interest income for financial assets in stage 2 is calculated based on the gross carrying amount.

Stage 3:

●	Stage three contains financial assets which are credit-impaired which requires that one or more events that have a detrimental impact on the estimated future cash flows have occurred. Examples for such events include e.g. significant financial difficulty of the issuer or the borrower, a breach of contract (such as a default or past due event) or it becoming probable that the borrower will enter bankruptcy or other financial reorganization.
●	For these financial assets, lifetime expected credit losses are also required to be recognized.
●	Interest income for financial assets in stage 3 is calculated based on the amortized cost of the financial asset.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument. 12-month ECLs are the portion of lifetime ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

Regarding the financial assets held by the Group, ECLs for bank deposits and for other financial assets in the form of rent deposits are generally calculated by applying the general approach. However, since bank as well as rent deposits are held by well-known and established financial institutions, the Group considered the resulting ECLs to be immaterial and thus has not recognized them.

For trade accounts receivables, including those which are credit-impaired, and contract assets the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established an entity-specific provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. For further information on the provision matrix for trade accounts receivables refer to Note 4.2.

However, due to the short-term nature of its contract assets the Group decided not to recognize ECLs because of materiality considerations.

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

The Group presents the net amount from impairment losses as well as income from reversals of ECLs within other operating expenses.

2.5.12Cash and cash equivalents

Cash and cash equivalents represent cash at banks and cash on hand with original maturities of three months or less from the date of acquisition.

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2.5.13Provisions

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

For several leased buildings, the Group has installed leasehold improvements primarily related to cleanrooms and a provision related to the associated asset retirement obligation has been recognized (see Note 2.5.5).

2.5.14Pensions and other post-employment benefits

Pensions and similar obligations relate to the Group’s statutory pension obligations for defined contribution plans. Obligations for contributions to defined contribution plans are recognized as an expense in the statements of operations. The Group has no defined benefit plans.

2.5.15Segments

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (CODM). The CODM is comprised of the CEO and the CFO of VIA. Since the acquisition of VTS in 2018, the Group reports two reportable segments: “Display Solutions” and “Sensor Technologies”. Based on the further development of the Group and the strengthening of the group-wide holding functions of VIA optronics AG, VIA optronics AG is from 2021 on no longer aggregated as part of the reportable segment Display Solutions but reported as “Other segments”. Comparative information for previous periods has been adjusted accordingly in Note 26.

Although Display Solutions includes a number of different applications for optical bonding services, the process, customers and economic characteristics are similar. The Display Solutions facilities have the capability of serving both the consignment and full service models.

The acquisition of VTS provided a horizontal extension of the value chain, but its operations are not significantly interrelated to other group entities. Therefore, the Group has an operating segment which is separately reviewed by the CODM. The segment Sensor Technologies engages in the production of metal mesh touch sensor technology and electrode base film.

The CODM monitors the operating results of its segments separately for the purpose of making decisions regarding resource allocation and performance assessment. Segment performance is evaluated based on revenue, gross profit, EBITDA and net profit (loss). The primary measure used by the CODM for evaluating segment performance is EBITDA. Segment performance is not evaluated based on the measures of operating income (loss) and depreciation and amortization, which are presented in Note 26 to reconcile gross profit to EBITDA.

During the reporting period, inter-segment supply of goods occurred from the segment “Sensor Technologies” to the segment “Display Solutions” to be used in the further production process. Additionally, inter-segment services are provided from the holding functions in “Other Segments” to the segments “Display Solutions” and “Sensor Technologies” as well as from the segment “Display Solutions” to the segment “Sensor Technologies”, for which a handling and management fees occurs.

The Group defines segment assets, segment liabilities and capital expenditure, as the total assets, total liabilities, and total capital expenditure relating to the specific reportable segment of the Group (see Note 26).

2.5.16Related parties

Related parties are members of the Group’s supervisory board, executive officers, key management personnel or holders of more than 20% of its shares. The key management personnel according to IAS 24 are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including the directors of the Group (CEO and CFO). Furthermore, close family members of related parties are in the scope of IAS 24.

3. Accounting Standards

3.1Initial application of financial reporting standards issued by the IASB

The following two amendments have been initially adopted by the Group from January 1, 2021:

●	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16 - Interest Rate Benchmark Reform - Phase 2

The amendment does not have a direct impact on the consolidated financial statements of the Group as VIA is not exposed to any variable interest rate for its financial liabilities denominated in either USD or JPY. Indirect exposures to changes based on IBOR reform might result e.g. from interest rates used for discounting purposes. The Group monitors potential effects from indirect exposures as well as potential impacts from direct exposures in case of changes in financing conditions.

●	IFRS 4 Amendments - deferral of IFRS 9

This amendment does not have an impact on the consolidated financial statements.

3.2Standards issued but not yet effective

A. Onerous contracts - Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments apply for annual reporting periods beginning on or after January 1, 2022 to contracts existing at the date when the amendments are first applied. At the date of initial application, the cumulative effect of applying the amendments is recognized as an opening balance adjustment to retained earnings or other components of equity, as appropriate. The comparatives are not restated. The Group has determined that the amendment will have no effect on the valuation of provisions for onerous contracts.

B. Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

In May 2021, the IASB issued amendments to IAS 12, Income Taxes ("IAS 12"). The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences – e.g. leases and decommissioning liabilities. The amendments apply for annual reporting periods beginning on or after January 1, 2023. For leases and decommissioning liabilities, the associated deferred tax asset and liabilities will need to be recognised from the beginning of the earliest comparative period presented, with any cumulative effect recognised as an adjustment to retained earnings or other components of equity at that date. For all other transactions, the amendments apply to transactions that occur after the beginning of the earliest period presented.

The amendments are effective for annual periods beginning on or after January 1, 2023. Early application is permitted. The implementation of the amendments will most likely not have a material impact on the consolidated financial statements. The regulations still require adoption by the EU into European law.

C. Other standards

The following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

●COVID- 19- Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16) .
●Annual Improvements to IFRS Standards 2018-2020.
●Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)
●Reference to Conceptual Framework (Amendments to IFRS 3)
●Classification of Liabilities as Current or Non- current (Amendments to IAS 1)
●IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts
●Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
●Definition of Accounting Estimates (Amendments to IAS 8) .

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

4.1Revenue from contracts with customers

Principal versus agent considerations

The Group enters into contracts with certain of its customers to acquire, on their behalf, displays produced by third-party suppliers. Under these contracts, the Group provides procurement services. The Group determined that it controls the goods before they are transferred to customers, and it has the ability to direct the use of the displays or obtain benefits from the displays. The following factors indicate that the Group controls the goods before they are transferred to customers:

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

Therefore, the Group determined that it is principal in these contracts.

Additionally, VTS sells its products to a business partner who then sells those products to customers. The business partner in this case acts as an intermediary between VTS and the customer. Based on the distribution agreement, the business partner acts as an agent and not as a pricipal. This conclusion has been primarily based on the fact that the business partner only places orders to VTS once receiving a customer order and therefore has no possibility to decide independently on the customer to which he delivers.

Principal versus agent considerations frequently appear within the Groups’ business environment. Judgement is required for each contract entered into with new major customers.

Over-time revenue recognition

In the case of revenue from contracts with customers recognized over-time, judgement is applied in determining which method best depicts the progress towards complete satisfaction of the underlying performance obligations.

The Group therefore carefully evaluates the production and delivery process for new projects to decide whether input or output methods shall be applied.

Cost-to-Fulfill a contract (IFRS 15.95) versus IAS 38 in connection with R&D activities

Due to its business model, the Group generally performs application engineering before series production to adapt products and processes to the specific requirements of the customer. VIA also performs R&D activities without any customer specific requirement. As a consequence, VIA must regularly determine whether such activities may result in an internally generated intangible asset or, if not, whether such activities are eligible for capitalization as costs to fulfil a contract with a customer. This is the case, if they relate directly to an existing contract or specific anticipated contract, they generate or enhance resources of the entity that will be used to satisfy the performance obligations in the future and are expected to be recovered.

In determining whether costs may result in an internally generated intangible asset or be eligible for capitalization as costs to fulfil a contract, management applies judgement in order to evaluate if the R&D activities are expected to lead to new or substantially improved materials, devices, products, processes, system or services because only then costs may be recognized as internally generated intangible asset.

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

Management’s estimates are based on the best information available related to historical experience and expected future costs and are subject to change over time.

4.4Income taxes

The Group records income taxes under the liability method. Deferred tax assets and liabilities reflect the Group’s estimation of the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for book and tax purposes. The Group determines deferred income taxes based on the differences in accounting methods and timing between financial reporting and income tax reporting. Accordingly, the Group determines the deferred tax asset or liability for each temporary difference based on the enacted tax rates expected to be in effect when the Group realizes the underlying items of income and expense.

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

4.5 Consolidation

To enable inorganic growth, the Group acquires certain entities. In the context of such acquisitions, it is necessary to regularly assess control over the acquiree in accordance with IFRS 10.

Evaluation of control regularly includes evaluation of the relevant activities of the acquiree as well as the internal decision making procedures. Decision making procedures might be relatively straight forward in cases solely based on voting rights (such as e.g. in case of Germaneers). Still, judgement might be necessary in cases of complex contractual relationships with other shareholders (such as e.g. a deadlock call option in case of VTS) that influence control.

VIA carefully evaluates every business combination and the implications of new or existing contracts with regard to control.

4.6Purchase price allocation

The Group assigns the value of the consideration transferred to acquire a business to the tangible assets and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition.

When determining the fair values of assets acquired and liabilities assumed, the Group makes significant estimates and assumptions. The Group generally bases the measurement of fair value on the present value of future discounted cash flows. The discounted cash flows model indicates the fair value of the reporting unit based on the present value of the cash flows that the Group expects the reporting unit to generate in the future. The Group’s significant estimates in the discounted cash flows model includes forecasted revenues, weighted average costs of capital and the useful lives of the tangible assets.

The Group’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

4.7Lease: Incremental borrowing rate and renewal options

The Group has leases for buildings, vehicles and IT equipment (see Note 2.5.6). Within the accounting for such leases under IFRS 16, the determination of the incremental borrowing rate as well as the exercisability of extension and termination options require significant judgment and estimation.

The Group determines relevant incremental borrowing rates based on risk-free interest rates (congruent to the duration of a lease) and credit spreads derived from a peer group.

The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. The Group considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customization to the leased asset).

5. Changes in the Group

The following are the consolidated subsidiaries of VIA optronics AG:

				Net Profit (Loss)
		Ownership Interest %		in EUR		Equity in EUR
Name	Place of Business	12/31/2021	12/31/2020	2021	2020	12/31/2021	12/31/2020
VIA optronics GmbH*	Schwarzenbruck, Germany	100	100	(5,172,146)	(1,726,540)	(13,979,548)	(5,856,981)
VIA optronics LLC	Orlando, Florida, USA	100	100	(661,914)	(190,393)	(2,767,087)	(1,914,714)
VIA optronics (Suzhou) Co., Ltd.	Suzhou, China	100	100	959,129	4,975,824	23,312,443	20,090,782
VIA optronics (Taiwan) Ltd.	Taipei, Taiwan	100	100	(34,457)	85,037	193,760	210,009
Germaneers GmbH	Wettstetten, Germany	100	—	109,492	—	1,449,752	—
VIA optronics (Philippines), Inc.	Laguna, Philippines	100	—	—	—	264,401	—
VTS‑Touchsensor Co., Ltd.**	Higashi Omi, Japan	65	65	708,757	15,956	1,472,544	791,155

*VIA optronics GmbH utilizes the exemption provisions of Section 264 (3) HGB

**Regarding summarized financial information for VTS-Touchsensor Co., Ltd. please refer to segment information for “Sensor Technologies” in Note 26 as this segment is comprised only of VTS

Acquisition of Germaneers GmbH

In May 2021, VIA optronics AG acquired 100% of the shares in Germaneers GmbH, which offers development and engineering services.

Germaneers has provided solutions for a range of well-known high-end original equipment manufacturers. With adding Germaneers to the Group VIA is following its strategy of acquiring smaller high-tech firms with specific know how and expertise that complement VIA’s own capabilities and support the expansion of the R&D organization. Together with Germaneers, VIA plans to deliver technologically advanced cockpit integrations with sophisticated user interfaces, camera integration for surround view or mirror replacement and touch features. Moreover, with Germaneers as a subsidiary, VIA is able to provide fully integrated solutions throughout all lifecycle phases.

From the date of acquisition, Germaneers contributed TEUR 1,959 of revenue and TEUR 175 to profit before tax from continuing operations of the Group. If the combination had taken place at the beginning of 2021, the Group’s revenue from continuing operations would have been TEUR 181,574 and the loss before tax from continuing operations would have been TEUR 10,155.

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of Germaneers at the date of acquisition were:

Germaneers - Opening Balance at acquisition date	Amounts in EUR
Assets

Non-current	347,588
Property, plant and equipment	280,896
Intangible assets	46,675
Non-current financial assets	20,017
Current	2,008,677
Inventories	444,027
Trade receivables and other assets	1,339,965
Cash and short-term deposits	224,685

Total Assets	2,356,265

Liabilities

Non-Current	(228,997)
Non-current financial liabilities	(330)
Other liabilities	(228,667)

Current	(787,008)
Trade and other payables	(197,751)
Current financial liabilities	(136,657)
Other current liabilities	(452,599)
Total Liabilities	(1,016,005)

Total identifiable net assets at fair value	1,340,260
Goodwill arising on acquisition	1,720,960
Purchase consideration transferred	3,061,220

The goodwill is attributable mainly to the synergies expected to be achieved from integrating the company into the Group’s existing business. None of the goodwill recognised is expected to be deductible for tax purposes.

The contractual arrangement also includes an earn out clause. Due to the fact that based on the nature of this clause the contingent payments were classified as remuneration for continued services of certain employees, they were not included in determining the consideration transferred. For further information on the liability recognized for these employment services refer to Note 16.

The fair value of the trade receivables amounts to TEUR 1,271. The gross amount of trade receivables is TEUR 1,271 and it is expected that the full contractual amounts can be collected.

The Group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the favourable terms of the lease relative to market terms.

At December 31, 2021, no additional assets or liabilities have been identified and recognized in the course of the so far preliminary purchase price allocation. The assessment of this purchase price allocation is still ongoing with respect to customer relationships.

Acquisition-related costs

The Group incurred acquisition-related costs of TEUR 322 on due diligence and tax advice. These costs have been included in general administrative expenses.

Consideration transferred

The purchase price amounts to TEUR 3,061 and is defined as the unadjusted purchase price.

Establishment of VIA optronics (Philippines) Inc.

On September 13, 2021, VIA optronics (Philippines) Inc. was founded as a new subsidiary to provide customized and platform camera solutions, from design and development to process testing and quality control. VIA Philippines was incorporated to facilitate the integration of a camera design and development team that was previously a part of Integrated Micro-Electronics, Inc. (“IMI”), a Philippines-based company and VIA shareholder. Through a Service and Support Agreement (the “Agreement”), IMI has provided development support services through this team to the Company’s subsidiary, VIA optronics GmbH, since January 2019. The Agreement terminated on December 31, 2021 and the camera design and development team formally became a part of the Company in January 2022, with approximately 20 employees joining VIA.

6. Intangible assets

	Software,
	Licenses and	Customer
in EUR	Patents	Relationships	Goodwill	Total
Cost
Balance at January 1, 2020	6,802,262	2,264,124	—	9,066,386
Additions	86,850	—	—	86,850
Transfer	—	—	—	—
Acquisition of a subsidiary	—	—	—	—
Foreign currency effect	(99,763)	(31,423)	—	(131,186)
Balance at December 31, 2020	6,789,349	2,232,701	—	9,022,050
Additions	154,681	—	—	154,681
Transfer	—	—	—	—
Acquisition of a subsidiary	46,675	—	1,720,960	1,767,635
Disposals	—	—	—	—
Foreign currency effect	(72,623)	(23,050)	—	(95,673)
Balance at December 31, 2021	6,918,082	2,209,651	1,720,960	10,848,693

	Software,
	Licenses and	Customer
in EUR	Patents	Relationships	Goodwill	Total
Accumulated amortization
Balance at January 1, 2020	(2,166,549)	(866,266)	—	(3,032,815)
Amortization	(1,402,098)	(508,886)	—	(1,910,984)
Exchange differences	—	—	—	—
Balance at December 31, 2020	(3,568,647)	(1,375,152)	—	(4,943,799)
Amortization	(1,257,514)	(477,944)	—	(1,735,458)
Exchange differences	—	—	—	—
Balance at December 31, 2021	(4,826,161)	(1,853,096)	—	(6,679,257)

Carrying amounts

At January 1, 2020	4,635,713	1,397,857	—	6,033,571
At December 31, 2020	3,220,701	857,549	—	4,078,249
At December 31, 2021	2,091,921	356,555	1,720,960	4,169,436

There were no impairment losses and subsequent reversals concerning intangible assets in 2021 or 2020.

7. Property and equipment

			Factory,
			Office, Other
		Technical	Equipment and
		Equipment and	Leasehold	Assets Under
in EUR	Buildings	Machines	Improvements	Construction	Total
Cost
Balance at January 1, 2020	11,930,665	13,017,527	4,009,004	413,141	29,370,337
Additions	824,613	553,733	646,934	1,722,258	3,747,538
Transfers	—	11,966	—	(11,966)	—
Disposals	—	(53,019)	—	—	(53,019)
Foreign currency effect	(202,521)	(90,064)	(25,766)	(1,735)	(320,086)
Balance at December 31, 2020	12,552,757	13,440,143	4,630,172	2,121,698	32,744,770

Additions	3,099,403	1,645,503	1,455,496	2,605,201	8,805,603
Transfers	—	4,306,247	24,645	(4,330,892)	—
Acquisition of a subsidiary	—	2	70,531	—	70,533
Disposals	(85,605)	(348,494)	(278,460)	(1)	(712,560)
Foreign currency effect	79,384	227,601	64,942	(1,135)	370,792
Balance at December 31, 2021	15,645,939	19,271,001	5,967,327	394,871	41,279,138
Accumulated depreciation
Balance at January 1, 2020	(1,805,706)	(6,413,882)	(2,574,482)	—	(10,794,069)
Depreciation charge for the year	(1,817,745)	(2,872,934)	(427,183)	(14,744)	(5,132,605)
Disposals	—	17,513	—	—	17,513
Balance at December 31, 2020	(3,623,451)	(9,269,302)	(3,001,665)	(14,744)	(15,909,161)
Depreciation charge for the year	(2,160,175)	(1,622,416)	(583,348)	—	(4,365,939)
Disposals	—	347,584	179,058	—	526,642
Balance at December 31, 2021	(5,783,626)	(10,544,134)	(3,405,955)	(14,744)	(19,748,458)
Carrying amounts
At January 1, 2020	10,124,960	6,603,646	1,434,522	413,140	18,576,268
At December 31, 2020	8,929,306	4,170,841	1,628,508	2,106,954	16,835,608
At December 31, 2021	9,862,313	8,726,867	2,561,371	380,128	21,530,680

There have been no impairment losses or reversals of impairment in 2021 or 2020.

Refer to Note 17 for the amount of Right-of-use assets included in property and equipment.

8. Other non-current financial assets

On June 9, 2021, VIA acquired a convertible promissory note (the “Note”) with transaction price equal to their nominal amount of TUSD 900 (TEUR 738) from SigmaSense LLC, a company based in Austin, USA. The Note, which was classified as FVTPL, was automatically convertible into qualified financing securities of Sigma Sense LLC upon the occurrence of any qualified financing.

On September 28, 2021, Sigma Sense LLC conducted such qualified financing. In the context of the conversion of the Note, the Note was revalued at fair value as of the date directly prior to conversion based on the conditions offered to third parties in the context of the qualified financing. The remeasurement resulted in a gain amounting to TUSD 373 (TEUR 352).

Based on the terms of the Note, the Note was then converted automatically into 20,870 Series B-1 Units of Sigma Sense LLC to be classified as equity instruments in accordance with IAS 32. As a result of the conversion of the Note, the remeasured Note has been derecognized and a non-current financial asset (equity interest) amounting to TEUR 1,090 has been recognized. VIA classified the equity interest in SigmaSense as FVTPL. At December 31, 2021 there is no reliable information available from either historical volatility, any relevant peer group companies or any other internal or external source of information that would allow a more reliable estimation of the fair value at reporting date. Therefore, besides of foreign currency effects the fair value remained unchanged at TEUR 1,124.

Apart from the equity interest, other non-current financial assets include rent deposits amounting to TEUR 24.

9. Inventories

in EUR	12/31/2021	12/31/2020
Raw materials and supplies	19,578,604	10,674,829
Work in progress	1,642,247	693,357
Finished goods and merchandise	14,628,795	5,887,869
Inventories	35,849,646	17,256,055

During 2021, an amount of TEUR 129,426 (2020: TEUR 105,030) for inventories was recognized as cost of sales.

There was an inventory write-down in 2021 of TEUR 115 (2020: TEUR 96).

10. Trade accounts receivable

All trade accounts receivable are from third parties and have maturities within one year. All trade accounts receivable are non-interest bearing.

in EUR	12/31/2021
Total gross carrying amount	32,120,019
Carrying amount of trade receivables subject to factoring (FVTPL)	(2,420,512)
Total gross carrying amount AC	29,699,508
Expected credit loss (Stage 2 & 3)	(992,460)
Total net carrying amount trade accounts receivables	28,707,048

The following table provides information about the recognized loss allowances for trade accounts receivables as of December 31, 2021 and December 31, 2020.

		Trade Receivables
		Days Past Due
December 31, 2021 in EUR	Current	<30 Days	31 ‑ 60 Days	61 ‑ 90 Days	91 ‑ 120 Days	>120 Days	Total
Total gross carrying amount	15,537,575	7,559,486	2,847,052	2,142,988	123,295	1,489,112	29,699,508
Expected credit loss (Stage 2)	(65,921)	(54,791)	(52,361)	(71,876)	(8,653)	(74,941)	(328,543)
Loss from credit impaired trade accounts receivables (Stage 3)	—	—	—	—	—	(663,917)	(663,917)
Total net carrying amount trade accounts receivables	—	—	—	—	—	—	28,707,048

		Trade Receivables
		Days Past Due
December 31, 2020 in EUR	Current	<30 Days	31 ‑ 60 Days	61 ‑ 90 Days	91 ‑ 120 Days	>120 Days	Total
Total gross carrying amount	20,440,906	3,193,352	243,574	704,697	303,789	2,200,380	27,086,699
Expected credit loss (Stage 2)	(72,865)	(36,393)	(14,984)	(16,166)	(13,574)	(40,830)	(194,813)
Loss from credit impaired trade accounts receivables (Stage 3)	—	—	—	—	—	(514,066)	(514,066)
Total net carrying amount trade accounts receivables	—	—	—	—	—	—	26,377,820

The loss allowances for trade accounts receivables developed as follows:

in EUR
Balance at January 1, 2020	1,369,800
Reversal of impairment loss (Stage 3)	(291,756)
Reversal of provision for expected credit losses (Stage 2)	(335,855)
Currency translation effect	(33,309)
Balance at December 31, 2020	708,880
Reversal of impairment loss (Stage 3)	(240,678)
Reversal of provision for expected credit losses (Stage 2)	(26,574)
Additions	513,043
Currency translation effect	37,790
Balance at December 31, 2021	992,460

The Group uses a factoring agreement in cooperation with a credit institution that leads to all trade accounts receivables from one of its customers being sold on a non-recourse basis. As there is no other evidence indicating that the significant risks and rewards of these trade accounts receivables have not been transferred to the buyer, the Group in their entirety derecognized them when obtaining confirmation for the purchase. All such trade accounts receivables under this factoring agreement which will be sold after the reporting date are measured at FVTPL. For further information on the carrying amount, fair value and valuation techniques refer to Note 24.

11. Other current assets

in EUR	12/31/2021	12/31/2020
Receivables from employees due within 1 year	64,246	37,051
Value added tax refund	1,285,383	883,027
Contract assets	2,123,884	—
Prepaid expenses	2,155,523	2,219,057
Assets recognized from costs to fulfill a contract	2,183,536	237,347
Miscellaneous	487,769	217,302
Total	8,300,341	3,593,785

During the financial year ended December 31, 2021, contract assets in the amount of TEUR 2,124, which resulted from revenue recognition from products without an alternative use and where the Group has an enforceable right to payment, were capitalized. The prepaid expenses mainly consist of D&O insurance as of December 31, 2021 and 2020.

Costs to fulfil a contract result from project specific application activities carried out by the Group in order to fulfil a contract with a customer but which do not qualify as internally generated intangible assets. The increase in the carrying amount compared to the previous year is due to additional activities required for new contracts. The assets are amortized over the life of the respective contract. The amount of amortization recognized in the reporting period is TEUR 100 (2020: TEUR 0).

12. Equity

As of December 31, 2021, VIA’s subscribed capital consists of 4,530,701 (December 31, 2020: 4,530,701) ordinary shares, all fully paid and each representing one share of the capital stock with a nominal value of EUR 1.00. In total, the capital stock thus amounts to EUR 4,530,701. Each share guarantees the right to the dividend resolved by the shareholders’ meeting, if any.

VIA’s subscribed capital increased in the financial year ended December 31, 2020 through the Company’s Initial Public Offering (IPO) and the concurrent private placement of 1,530,701 ordinary shares.

The total net proceeds received from the IPO and the concurrent private placement amounted to EUR 85,866,884 of which the amount of EUR 84,336,183 exceeding the share of the capital stock of EUR 1.00 per share has been accounted for through capital reserve.

Transaction costs including underwriting discounts and commissions and offering expenses payable by the Company amounting to EUR 4,977,734 have been deducted from the gross IPO and private placement proceeds.

Transaction costs have been paid in the financial year ended December 31, 2020 as well as previous years.

The Management Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s registered share capital in one or more tranches by up to EUR 1,500,000 by issuing up to 1,500,000 new no par value shares against contribution in cash or in kind until June 30, 2024 (“Authorized Capital”).

13. Loans

The following table presents the outstanding nominal amounts (excl. interest or amortised cost) of all loans:

				In Contract
			Contract	Currencies	in EUR
	Interest rates	Maturity	Currency	12/31/2021	12/31/2021
Current loans
Bank overdraft			EUR	8,355	8,355
Deutsche Bank	2.40%	03/09 - 03/24/22	EUR	2,400,000	2,400,000
CZBANK	3.00 - 3.20%	01/30 - 05/24/22	USD	5,219,953	4,628,430
CITIC BANK	1.96 - 2.13%	02/04 - 06/23/22	USD	7,703,063	6,830,155
ICBC Bank	1.65 - 1.77%	01/19 - 06/02/22	USD	8,735,194	7,745,326
CCB Bank	0.59 - 0.71%	01/30 - 04/24/22	USD	2,920,000	2,589,107
SPD Bank	2.13%	03/05 - 03/25/22	USD	6,540,000	5,798,890
CMSB	1.90%	03/21 - 04/21/22	USD	4,135,457	3,666,829
Shiga Bank	0.98%	10/31/2023	JPY	100,080,000	767,602
Shiga Bank	1.28%	05/31/2022	JPY	16,000,000	122,718
Total current loans					34,557,414
Non-current loans
Shiga Bank	0.98%	10/31/2023	JPY	91,340,000	700,568
Total non-current loans					700,568

				In Contract
			Contract	Currencies	in EUR
	Interest rates	Maturity	Currency	12/31/2020	12/31/2020
Current loans
Bank overdrafts			EUR	264	264
Deutsche Bank	2.55 - 2.60%	02/22 - 03/09/21	EUR	2,400,000	2,400,000
CZBANK	3.5%	04/13 - 05/10/21	USD	1,950,940	1,586,748
CITIC BANK	2.16 - 2.24%	02/05 - 06/02/21	USD	6,001,493	4,881,165
ICBC Bank	2.25 - 2.32%	01/26 - 06/25/21	USD	4,922,324	4,003,449
SPD Bank	3.07 - 3.15%	02/28 - 03/30/21	USD	6,260,000	5,091,415
CCB Bank	1.16%	02/03/21	USD	2,000,000	1,626,650
Shiga Bank	0.98%	11/30/2023	JPY	100,080,000	791,209
Shiga Bank	1.28%	06/01/2022	JPY	33,600,000	265,634
Total current loans					20,646,533
Non‑current loans
Shiga Bank	0.98%	11/30/2023	JPY	191,420,000	1,513,321
Shiga Bank	1.28%	06/01/2022	JPY	16,000,000	126,492
Total non‑current loans					1,639,813

Loans at Shiga Bank are repaid on a monthly basis, so that a current as well as a non-current proportion is presented in the table above.

The Group has pledged an amount of TEUR 2,500 (2020: TEUR 2,037) of trade receivables as collateral for these obligations. All loans were concluded under normal market conditions.

14. Provisions

		Asset
		Retirement
in EUR	Warranties*	Obligation	Other	Total
Balance at January 1, 2020	516,581	134,476	1,477,253	2,128,310
Additions	576,198	—	—	576,198
Reversals	(65,264)	—	—	(65,264)
Usage	(451,317)	—	(1,478,922)	(1,930,239)
Unwinding of discount	—	1,993	—	1,993
Currency translation effect	(258)	(685)	1,669	726

Balance at December 31, 2020	575,940	135,784	—	711,724
Non-current	—	135,784	—	135,784
Current	575,940	—	—	575,940
Total	575,940	135,784	—	711,724

Balance at January 1, 2021	575,940	135,784	—	711,724
Additions	639,263	—	432,311	1,071,574
Reversals	(438)	—	—	(438)
Usage	(575,502)	—	—	(575,502)
Unwinding of discount	—	2,026	—	2,026
Acquisition of a subsidiary	18,000	—	—	18,000
Currency translation effect	(269)	3,059	—	2,790

Balance at December 31, 2021	656,994	140,869	432,311	1,230,174
Non-current	—	140,869	—	140,869
Current	656,994	—	432,311	1,089,305
Total	656,994	140,869	432,311	1,230,174

*Certain amounts have been reclassified from a net presentation to a gross presentation to present more relevant information.

During the year ended December 31, 2021, the group recognized an onerous contract provision in the amount of TEUR 432 due to two contracts with a potentially negative margin. Most likely, the expected timing of outflows will be during the financial year 2022.

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

15. Other current financial liabilities

in EUR	12/31/2021	12/31/2020
Customers with credit balances	104,967	174,870
Financial liabilities due to third parties	2,387,683	775,922
Invoices not yet received	4,570,272	2,681,136
Miscellaneous other financial liabilities	191,253	317,144
Total	7,254,176	3,949,072

The financial liabilities due to third parties consist of a residual liability from a terminated commercial agreement (TEUR 838; 2020: TEUR 775) as well a financial liability due to overpayments by a customer (TEUR 1,279).

16. Other current liabilities

in EUR	12/31/2021	12/31/2020
Accrued expenses	135,055	57,519
Social security liabilities	304,864	144,420
Liabilities for remaining leave	613,145	338,219
Tax liabilities other than income taxes	619,172	613,125
Contract liabilities	1,021,095	190,154
Liability for continued services of employees	1,083,000	—
Liabilities due to personnel bonus	2,245,134	1,996,597
Miscellaneous other non‑financial liabilities	1,561,018	560,309
Total	7,582,483	3,900,342

Miscellaneous other current non financial liabilities mainly consist of freight, professional services and office supplies accruals (2021: TEUR 507; 2020: TEUR 291). Additionally included are accruals for audit expenses in the amount of TEUR 840.

The contract liabilities result from advance payments received from customers for goods or services to be provided by the Group.

The liability for continued services of employees results from the acquisition of Germaneers. Please refer to Note 5 for further information.

17. Leases

Leases as a lessee

The Group has lease contracts for various items of office, plant and vehicles used in its operations. Leases of office and plant have lease terms between 3 and 18 years, while vehicles generally have lease terms of 3 years. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. For certain leases, the Group is restricted from entering into any sub-lease agreements. There are several lease contracts that include extension and termination options, which are further discussed below.

The extension options representing the undiscounted potential future rental payments for the lease contracts which are not included in the lease liabilities for the VIA Group as on December 31, 2021 amount to TEUR 5,778 (2020: TEUR 5,778). No extension options have been exercised in 2021 and 2020.

The Group also has certain leases of IT equipment with lease terms of 12 months or less and leases of office equipment with low value. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

The carrying amounts of right-of-use assets recognized and the movements during the period were as follows:

Right-of-use assets

		Factory, Office
		and Other
in EUR	Buildings	Equipment	Total
Balance at January 1, 2020	10,124,959	113,373	10,238,332
Depreciation charge for the year	(1,817,745)	(85,478)	(1,903,223)
Additions to right‑of‑use assets	824,613	103,802	928,414
Foreign currency effect	(202,521)	—	(202,521)
Balance at December 31, 2020	8,929,305	131,696	9,061,002
Depreciation charge for the year	(2,160,175)	(85,592)	(2,245,767)
Additions to right-of-use assets	2,888,736	97,652	2,986,389
Additions due to business combinations	210,667	—	210,667
Derecognition of right-of-use assets	(85,605)	—	(85,605)
Foreign currency effect	79,384	—	79,384
Balance at December 31, 2021	9,862,313	143,757	10,006,070

		Factory, Office
		and Other
in EUR	Buildings	Equipment	Total
Balance at January 1, 2020	10,124,959	113,373	10,238,332
Balance at December 31, 2020	8,929,305	131,696	9,061,002
Balance at December 31, 2021	9,862,313	143,757	10,006,070

The carrying amounts of lease liabilities (included under current and non-current financial liabilities) and the movements during the period as well as the amounts recognized in profit or loss were as follows:

Lease Liability

in EUR	Lease Liability
Balance at January 1, 2021	(9,214,428)
Additions	(2,446,388)
Additions due to business combinations	(210,667)
Accretion of interest	(215,464)
Payments	2,031,598
Derecognition of lease liability	168,183
Foreign currency effect	(83,763)
Balance at December 31, 2021	(9,970,927)
Current	(2,025,193)
Non‑current	(7,945,734)

in EUR	Lease Liability
Balance at January 1, 2020	(11,971,963)
Additions	(878,414)
Accretion of interest	(197,967)
Payments	3,627,998
Foreign currency effect	205,918
Balance at December 31, 2020	(9,214,428)
Current	(1,593,975)
Non‑current	(7,620,453)

Within the financial year 2021, the Group exercised the early termination of a lease contract, leading to a modification and subsequent derecognition of a right-of-use asset and its related lease liability.

Amounts recognized in profit or loss

in EUR	2021
2021—Leases under IFRS 16
Depreciation expense of right‑of‑use assets	2,245,767
Interest on lease liabilities	215,464
Expenses relating to short‑term leases	587,356
Expenses relating to leases of low‑value assets, excluding short‑term leases of low‑value assets	43,094
3,091,681

in EUR	2020*
2020—Leases under IFRS 16
Depreciation expense of right‑of‑use assets	1,903,223
Interest on lease liabilities	197,967
Expenses relating to short‑term leases	34,860
Expenses relating to leases of low‑value assets, excluding short‑term leases of low‑value assets	40,800
2,176,850

in EUR	2019*
2019—Leases under IFRS 16
Depreciation expense of right‑of‑use assets	1,869,296
Interest on lease liabilities	226,941
Expenses relating to short‑term leases	4,018
Expenses relating to leases of low‑value assets, excluding short‑term leases of low‑value assets	46,506
2,146,761

*Certain amounts have been reclassified from prior years´ financial statement to conform to the current presentation.

The Group had total cash outflows for all leases of TEUR 2,662 in 2021 (2020: TEUR 3,704; 2019 TEUR 2,026). In August 2021, VTS entered into a lease contract ending March 31, 2022. This contract has been classified as short-term lease.

18. Revenue

in EUR	2021	2020	2019
Display Solutions	154,707,881	127,119,437	113,358,812
Product Sales	151,982,103	125,083,288	111,034,767
R&D Services	2,725,778	2,036,149	2,324,045
Sensor Technologies	26,094,615	25,470,878	23,872,524
Total	180,802,496	152,590,315	137,231,335

The Group has no remaining performance obligations which have an original expected term of more than one year. All R&D Services revenues (TEUR 2,726) as well as revenues from Full Service Model amounting to TEUR 17,181 are recognized over time.

Contract Balances

in EUR	2021	2020
Trade accounts receivables (see Note 10)	31,127,559	26,377,820
Contract liabilities	1,021,095	190,154
Contract assets	2,123,884	—
Assets recognized from costs to fulfill contract	2,183,536	237,347

The development of contract liabilities and revenue recognized therefrom is as follows:

Contract
in EUR	Liabilities
Balance at January 1, 2020	334,123
Deferred during the year	190,154
Recognized as revenue during the year	(334,123)
Balance at December 31, 2020	190,154
Deferred during the year	1,021,095
Recognized as revenue during the year	(190,154)
Balance at December 31, 2021	1,021,095

The deferrals during the year result from advance payments received from customers for goods and services to be provided by the Group.

19. Expenses by nature

Expenses by nature were as follows:

		2020	2019
in EUR	2021	Restated*	Restated*
Lease expenses	630,450	190,673	217,855
Warranty	638,825	124,881	(921,496)
Advertising, vehicle and travel expenses	1,510,759	1,341,142	2,552,183
Maintenance	1,679,108	1,704,322	1,611,234
Taxes, insurance costs, and other dues	4,543,214	1,993,462	2,073,989
Purchased services	5,160,291	2,443,355	1,798,175
Depreciation and amortisation	6,101,398	7,043,590	6,537,028
Consultancy & audit	6,242,594	4,808,864	6,793,042
Salaries, wages and employee benefits	33,200,439	22,877,775	24,676,137
Raw materials and consumables	129,425,611	105,030,465	101,070,401
Miscellaneous	5,102,811	4,357,742	3,958,879
Total	194,235,500	151,916,271	150,367,428

*Certain amounts for 2019 and 2020 have been restated; see Note 2.3

Salary, wages and employee benefits included salaries and wages which amounted to TEUR 30,233 in 2021 (2020: TEUR 21,426; 2019: TEUR 22,724) and social security contributions which amounted to TEUR 2,967 in 2021 (2020: TEUR 1,452; 2019: TEUR 2,188). In 2021, the amounts recognized as an expense for defined contribution plans totaled TEUR 1,692 and resulted from contributions for statutory pension insurance.

The increase in lease expenses compared to prior years is due to a short-term lease entered into in August 2021.

In 2021 the category “Miscellaneous” contains utilities expenses of TEUR 2,558 (2020: TEUR 1,439; 2019: TEUR 1,593), other R&D expenses in the amount of TEUR 1,938 (2020: TEUR 1,927; 2019: TEUR 1,162), cafeteria expenses of TEUR 256 (2020: TEUR 162; 2019: TEUR 131) as well as other small amounts of TEUR 195 (2020: TEUR 189; 2019: TEUR 174).

20. Other income and other expenses

20.1Other operating income

Other operating income consists of the following.

in EUR	2021	2020	2019
Damages/insurance proceeds	53,206	12,282	21,224
Exchange gains	8,857,966	3,326,593	911,779
Miscellaneous other operating income	2,716,140	1,630,159	1,425,994
Total	11,627,312	4,969,034	2,358,997

In 2021, the increase of exchange gains is mainly due to the missing offsetting effect through the change of the functional currency of VIA Optronics GmbH and VIA Optronics SZ from EUR / RMB to USD.

In 2021, the miscellaneous other operating income mainly consists of income from expense reimbursements of TEUR 1,096 (2020: TEUR 274) and income from non-recurring activities TEUR 688. For 2021 the Group changed the presentation of reversal of ECLs which are now presented within other operating expenses.

In 2020, miscellaneous other operating income mainly consists of tooling income in the amount of TEUR 492 (2019: TEUR 771) and reversal of ECL of TEUR 326. These amounts did not occur during the financial year ended December 31, 2021.

20.2Other operating expenses

Other operating expenses include exchange losses, losses on disposal of fixed assets, other taxes, expected credit losses and miscellaneous expenses.

in EUR	2021	2020	2019
Other taxes	156	—	1,190
Losses on disposals of assets	75,114	76,561	16,565
Expected credit losses	245,791	323,200	572,928
Onerous contracts charge	432,311	—	—
Exchange losses	3,727,490	5,462,494	937,045
Miscellaneous other operating expenses	3,228,421	1,297,265	1,887,415
Total	7,709,283	7,159,521	3,415,143

In 2021, miscellaneous other operating expenses mainly include expenses due to certain trade accounts receivables in dispute in the amount of TEUR 1,727.

In 2020, miscellaneous other operating expenses mainly consist of tooling expenses in the amount of TEUR 836 (2019: TEUR 766) and warranty expenses (TEUR 125). In 2019 they also included accrued licensing fees in the amount of TEUR 520 and other miscellaneous expenses.

21. Financial result

in EUR	2021	2020	2019
Total interest income arising from financial assets measured at AC	3,888	4,182	3,771
Fair value gains on financial assets at FVTPL	352,101	—	—
Finance income	355,989	4,182	3,771
Total interest expense arising from financial liabilities measured at AC	(903,061)	(1,225,189)	(1,643,990)
Interest expense arising from lease liabilities	(215,464)	(197,967)	—
Unwind of discount on asset retirement obligation	(2,026)	(1,993)	(1,964)
Fair value losses on financial assets at FVTPL	(11,574)	—	—
Finance costs	(1,132,126)	(1,425,150)	(1,645,953)
Net finance costs recognized in profit or loss	(776,137)	(1,420,968)	(1,642,182)

22. Taxes on income

22.1Income tax expense

Income tax expense include current and deferred income taxes as follows:

		2020	2019
in EUR	2021	Restated*	Restated*
Current tax expense	1,776,180	2,275,672	201,953
Adjustments in respect of current income tax of previous year	—	86,252	156,800
Deferred income tax charge / (benefit)	(559,273)	(385,434)	(175,544)
Income tax expense	1,216,908	1,976,490	183,209

*Certain amounts for 2019 and 2020 have been restated; see Note 2.3

Both VIA AG and VIA optronics GmbH are subject to corporate income tax and trade tax in Germany. The statutory corporate income tax rate of VIA AG in 2021 and 2020 is 15.0% plus solidarity surcharge of 5.5% thereon (15.82% in total). The municipal trade tax in 2021 is approximately 16.35%.

For the year ending December 31, 2021, the statutory German corporate income tax rate applicable to VIA optronics GmbH is 32.17% (2020: 32.17%, 2019: 31.9%). It consists of the corporate income tax rate of 15.0% plus solidarity surcharge of 5.5% and the variable municipal trade tax of 16.35% (in 2020 – 16.35%, in 2019—16.1%,).

For the Group’s subsidiaries, VIA LLC (USA) a tax rate of 23.75% (2020: 23.75%; 2019: 27.0%), for VIA Suzhou (China) a tax rate of 25.0% in 2021, 2020 and 2019, for VTS (Japan) a tax rate of 34.1% (2020: 34.1%, 2019: 34.1%) and for VIA Germaneers, a tax rate of 28.7 % is applicable. For VIA Taiwan the tax rate applicable in 2021 is 20% (2020: 20%; 2019: 20%).

22.2Effective tax rate

The company’s applicable tax rate is 32.17% (2020: 32.17%), being the applicable income tax rate of VIA AG. The reconciliation of the Group’s statutory tax rate to its effective tax rate is as follows:

		2020	2019
in EUR	2021	Restated*	Restated*
Loss before tax	(10,291,112)	(2,937,410)	(15,834,420)
Tax under domestic (German) tax rate	3,310,651	944,965	5,093,933
Effect of tax rate in foreign jurisdictions	(121,803)	423,177	119,823
Tax effect of:
Changes in domestic tax rate	—	—	(11,938)
Non‑deductible expenses	(226,612)	(128,603)	(47,925)
Current‑year losses for which no deferred tax asset is recognized	(4,579,676)	(2,599,849)	(3,059,240)
Write off (reversal) of deferred tax assets for tax losses carried forward or deductible temporary differences	515,300	(572,321)	(2,089,536)
Withholding taxes	(142,394)	(126,455)	(195,123)
Income tax for prior years	—	72,671	(892)
Deferred tax prior years	33,080	—	—
Others	(5,454)	9,925	7,688
Income tax expense	(1,216,908)	(1,976,490)	(183,209)
Effective tax rate	11.82%	67.29%	1.16%

*Certain amounts for 2019 and 2020 have been restated; see Note 2.3

22.3Deferred Taxes

The components of deferred tax balances are as follows:

					2019
	2021		2020		Restated*
	Deferred Tax	Deferred Tax	Deferred Tax	Deferred Tax	Deferred Tax	Deferred Tax
in EUR	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Non‑current assets
Intangible assets	199,402	(122,157)	158,134	(292,338)	115,923	(476,530)
Property and equipment	15,051	(3,165,137)	—	(3,073,184)	—	(4,155,783)
Other financial assets	—	—	—	—	—	—
Current assets
Inventories	904,425	—	58,186	—	312,529	—
Trade accounts receivables	61,177	(49,201)	163,841	—	50,849	(13,913)
Other current assets	142,464	(1,629,005)	—	(85,795)	—	(923,473)
Cash and cash equivalents	6,402	(94,947)	8,100	—	13,596	—
Non‑current liabilities
Loans	—	—	—	—	—	—
Provisions	48,996	—	41,791	(12,737)	34,740	—
Lease liabilities	2,511,560	—	2,076,118	—	2,803,625	—
Current liabilities
Loans	—	—	—	—	—	—
Trade accounts payable	501,913	—	691,939	(60,747)	880,190	(86,100)
Provisions	186,113	—	—	—	—	—
Lease liabilities	672,520	(1,900)	484,147	—	484,298	—
Other financial liabilities	553,922	—	208,879	—	39,935	—
Other non‑financial liabilities	146,835	(25,490)	2,359	(10,445)	15,778	(4,011)
Losses carried forward	101,070	—	40,242	—	931,578	—
Deferred Taxes before netting	6,051,852	(5,087,835)	3,933,736	(3,535,246)	5,683,042	(5,659,809)
Netting	(5,084,054)	5,084,054	(3,535,246)	3,535,246	(5,514,354)	5,514,354
Deferred Taxes netted	967,799	(3,781)	398,491	—	168,686	(145,456)

*Certain amounts as of December 31, 2019 have been restated; see Note 2.3

Deferred tax assets are recognized on unused tax losses to the extent that it is probable that taxable profits will be available in the future against which the unused tax losses can be utilized. In this regard, management exercises judgment as to the expected timing and the amount of the taxable profits and measures deferred tax assets on unused tax losses accordingly.

Due to continuing losses, in 2021 the Company determined that the recoverability of the deferred tax assets for VIA, VIA optronics GmbH and VIA LLC, in excess of recoverable deferred tax liabilities, was not deemed probable. Therefore, deferred taxes of TEUR 5,604 for current tax losses were not recognized. As a result, for deductible temporary differences of TEUR 2,126 and for deductible temporary differences from the elimination of intercompany profits of TEUR 865 no deferred tax asset was recognized.

In Germany, the Group has accumulated corporate income tax losses carried forward of TEUR 45,709 (2020: TEUR 27,726) and trade tax losses carried forward of TEUR 44,873 (2020: TEUR 27,132), no deferred tax asset was recognized for TEUR 45,389 (corporate income tax) respectively TEUR 44,564 (trade tax). German corporate income tax and trade tax losses carried forward do not expire in the future.

In other countries, the Group has accumulated tax losses carried forward of TEUR 2,517 (2020: TEUR 3,701). For TEUR 598 (2020: TEUR 796), no deferred tax asset was recognized. Carry forward of tax losses from VIA LLC until 2017 of TEUR 2,635 are limited to a carryforward period of 20 years.

Deferred taxes charged to equity in 2021 were TEUR 5 (2020: TEUR 9). Deferred taxes charged to equity result from the foreign currency reserve adjustment. In 2018, a deferred tax liability of TEUR 2,857 was initially recognized as a result of the acquisition of the shares in VTS.

Deferred tax liabilities relating to outside based differences in the amount of TEUR 296 (2020: TEUR 242) are not recognized. The outside basis differences, which are indefinitely reinvested, amount to TEUR 921 (2020: TEUR 755).

23. Financial Risk Management and Financial Instruments

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management approach focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade accounts receivable and contract assets), including cash at and fixed-term deposits with banks.

Trade accounts receivable and contract assets

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and controls. The Group evaluates this risk through detailed ageing and credit risk analysis of the customers. The Group follows risk control procedures to assess the credit risk of the customers taking into account their financial position, past experience and other factors. The compliance with credit limits by customers is regularly monitored by management. As of December 31, 2021, the gross carrying amount of contract assets with a customer that has a rating of BB+ and for which no impairments have been recognized due to materiality considerations is TEUR 2,124 (December 31, 2020: TEUR 0). This amount also represents the maximum exposure to credit risk for those assets.

As of December 31, 2021, 20% (2020: 16%) of trade accounts receivables were due from one customer, as well as two customers which account for 16% and 12% (2020: two customers which account for 15% each). In 2021, 100% of contract assets related to one individual customer. Based on past experience the risk of non payment of these customers is similarly low as for the other customers.

The Group does not require collateral in respect of trade and other receivables. The Group does not have trade receivable and contract assets for which no loss allowance is recognized because of collateral. For the preparation of the provision matrix used to determine expected credit losses, no external credit ratings are taken into consideration. Instead, the ageing of individual trade accounts receivables is closely monitored.

The table in Note 10 provides information about the exposure to credit risk and ECLs for trade receivables for customers at December 31, 2021 and December 31, 2020. The Group uses a provision matrix in which trade accounts receivables from customers, which comprise a very large number of small balances, are classified into different categories depending on the number of days past due with each category possessing a different historical loss rate to measure the ECLs.

Cash deposits

The Group’s maximum exposure to credit risk for cash at banks at December 31, 2021 and December 31, 2020 is the carrying amount of cash and cash equivalents in the statements of consolidated financial position. The Group believes the risk of loss of carrying amount is remote and mitigated in part by spreading cash deposits across different banks.

The Group had cash and cash equivalents of TEUR 58,004 as at December 31, 2021 (2020: TEUR 81,021). Cash and cash equivalents are deposited partly with banks that have a rating of A to BBB-, based on their Standard & Poor's rating. The significant remaining part is deposited with a bank that has no rating but is member of the German deposit protection fund.

Liquidity risk

The primary objective of the Group’s liquidity management is to monitor the availability of cash in order to support its business expansion and growth. The Group manages its liquidity with reference to economic conditions, performance of its local operations and local regulations. The Group’s financing is based on currency-specific short term bank loans and operating cash flows to benefit from financing cost advantages while ensuring flexibility and availability of sufficient liquidity at any time. The table below presents the contractual undiscounted cash flows relating to the Group’s financial liabilities at the balance sheet date. The cash flows are grouped based on the remaining period to the contractual maturity date. The Group has sufficient funds to meet these commitments as they become due.

		Between 1 and	More Than
in EUR	Up to 1 Year	3 Years	3 Years
Balance at December 31, 2021
Loans	34,733,896	703,331	—
Trade accounts payable	33,447,088	—	—
Lease liabilities	2,403,026	4,602,149	3,390,779
Other current financial liabilities	7,254,176	—	—
Total	77,838,186	5,305,480	3,390,779
Balance at December 31, 2020
Loans	20,778,308	1,653,327	—
Trade accounts payable	30,610,890	—	—
Lease liabilities	1,734,382	3,207,209	4,542,080
Other current financial liabilities	3,949,072	—	—
Total	57,072,653	4,860,536	4,542,080

The Group assessed the concentration of risk with respect to refinancing its debt and concluded it to be low. Based on the cash flow forecast for 2022, the Group has sufficient liquidity as at December 31, 2021 for the next twelve months.

Interest rate risk

Interest rate risk includes the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Due to the Group’s interest bearing financial instruments all possessing fixed interest rates there is currently no exposure to interest rate risk.

Foreign exchange risk

The Group operates globally and is exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business as well as the group’s financing structure. The Group’s exposures primarily consist of the U.S. Dollar, Euro, Renminbi and Japanese Yen at the level of the local Group´s entities. Foreign exchange risk arises from commercial transactions and recognized financial assets and liabilities denominated in a currency other than the functional currency of the entity.

The following tables demonstrate the sensitivity to a reasonably possible change in each exchange rate against the respective entity´s functional currency. The net exposure from each currency is used to calculate the impact for the Group:

Balances at December 31, 2021

							Change in
							Foreign	Impact on	Impact on
	Cash and	Trade	Loans	Trade	Other Current	Currency	Currency	Profit (+)	Profit (+)
	Cash	Accounts	receivables /	Accounts	Financial	Risk	appreciation/	or Loss (−)	or Loss (−)
	Equivalents	Receivables	(payables)	Payable	Liabilities	Exposure	depreciation	in EUR	in EUR
								+1000 bps	-1000 bps
Balance at December 31, 2021
Amounts in EUR	1,074,504	1,819,062	(2,008,333)	(1,170,124)	—	(284,891)	+/-1.000	(28,489)	28,489
Amounts in RMB	3,645,636	23,080,637	—	(167,501,322)	(64,202)	(140,839,250)	+/-1.000	(1,957,626)	1,957,626
Amounts in USD	42,074,709	9,420	31,322,436	(3,505,663)	—	69,900,902	+/-1.000	6,171,734	(6,171,734)
Amounts in JPY	175,667	384,924,842	398,069,782	(113,912,632)	—	669,257,659	+/-1.000	513,526	(513,526)
Amounts in TWD	—	11,271,923	—	(5,843,051)	—	5,428,872	+/-1.000	17,298	(17,298)

Balances at December 31, 2020

					Other			Impact on	Impact on
	Cash and	Trade	Loans	Trade	Current	Currency	Change	Profit (+)	Profit (+)
	Cash	Accounts	receivables /	Accounts	Financial	Risk	of Risk	or Loss (−)	or Loss (−)
	Equivalents	Receivables	(payables)	Payable	Liabilities	Exposure	(bps)	in EUR	in EUR
								+1000 bps	-1000 bps
Balance at December 31, 2020
Amounts in USD	83,933,959	15,409,594	(21,134,757)	(25,416,839)	—	52,791,957	+/- 1.000	4,302,172	(4,302,172)
Amounts in JPY	—	4,084,144	—	—	—	4,084,144	+/- 1.000	3,229	(3,229)

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

24. Additional Information on Financial Instruments

The following table presents the carrying amounts and the fair values of financial assets and liabilities by classes and categories in accordance with of IFRS 9 as at December 31, 2021 and as at December 31, 2020.

	Category	December 31, 2021
	according to		Carrying	Fair
in EUR	IFRS 9	Level	Amount	Value*
Non-current assets
Rental deposits (Financial assets)	AC		24,624	—
Investments in securities (Financial assets)	FVTPL	3	1,123,988	1,123,988
Current assets
Trade accounts receivables	AC		28,707,048	—
Trade accounts receivables (subject to factoring)	FVTPL	3	2,420,512	2,420,512
Cash and cash equivalents	AC		58,004,145	—
Financial assets measured at AC			86,735,817
Financial assets measured at FVTPL			3,544,498

Non-current liabilities
Non-current loans	AC	3	700,568	677,598
Current liabilities
Current loans	AC		34,557,415	—
Trade accounts payable	AC		33,447,088	—
Other current financial liabilities	AC		7,254,176	—
Financial liabilities measured at AC			75,959,246

*The Group has not disclosed the fair values of short-term financial instruments if the carrying amount represents an appropriate representation of the instruments fair value. Furthermore, the Group has not disclosed the fair values of its rent deposits as the effect resulting from discounting future cash flows is immaterial and thus the carrying amount being an adequate approximation of fair value.

	Category	December 31, 2020
	according to		Carrying	Fair
in EUR	IFRS 9	Level	Amount	Value*
Non-current assets
Rental Deposits (Financial assets)	AC		155,105	—
Current assets
Trade accounts receivables	AC		26,377,820	—
Cash and cash equivalents	AC		81,021,280	—
Financial assets measured at AC			107,554,205

Non-current liabilities
Non‑current Loans	AC	3	1,639,813	1,590,461
Current liabilities
Current Loans	AC		20,646,533	—
Trade accounts payable	AC		30,610,890	—
Other financial liabilities	AC		3,949,072	—
Trade accounts payable	AC	3	—	—
Other current financial liabilities		3
Financial liabilities measured at AC			56,846,308	—

*The Group has not disclosed the fair values of short-term financial instruments if the carrying amount represents an appropriate representation of the instruments fair value. Furthermore, the Group has not disclosed the fair values of its rent deposits as the effect resulting from discounting future cash flows is immaterial and thus the carrying amount being an adequate approximation of fair value.

The fair value of trade accounts receivables which will be sold under the Group’s factoring arrangement is determined by applying an appropriate adjustment factor to the nominal amount of the receivable. As adjustment factors are not observable, fair value hierarchy Level 3 applies. The adjustment factor is derived on discounts generally charged by credit institutions when buying receivables under factoring arrangements.

The fair value of non‑current interest bearing loans is determined by discounting the related future cash flows using a risk-adjusted discount rate. Based on non-observable credit spreads used to determine risk adjustments, fair value hierarchy Level 3 applies. For detailed information on other financial liabilities see Note 15.

As the equity instruments were acquired at the end of September 2021 and as there is no indication of change in the general economic situation nor in the situation of the company SigmaSense LLC, for which no observable share price exists (fair value hierarchy Level 3), the (initial) cost of the shares is the best available estimate of fair value. For detailed information see Note 8.

In 2021, the net gains on financial assets mandatorily measured at FVTPL amounted to TEUR 374. In the same period, the net loss on financial liabilities measured at AC amounted to TEUR 903, primarily related to interest expenses, while the net loss on financial assets measured at AC amounted to TEUR 280, primarily related to expected credit losses as well as losses from credit impaired trade accounts receivables. For further information please see Note 10 and Note 21.

The following table shows a reconciliation from the opening balances to the closing balances for financial instruments that present Level 3 fair values:

	Financial assets
	Promissory	Equity	Trade accounts
in EUR	Note	Instruments	receivables
Balance at January 1, 2021
Purchases	738,007	—	2,432,086
Fair value gains / (losses) (see financial result)	352,101	—	(11,574)
Conversion to equity instruments	(1,090,108)	1,090,108	—
Currency translation effect (see other operating income)	—	33,879	—
Balance at December 31, 2021	—	1,123,988	2,420,512
Net gains / (losses) during the financial year	352,101	33,879	(11,574)

Neither in 2021 nor in 2020 any transfers between the fair value levels occurred.

Regarding the equity instruments, a shift of 10% in the share price would result in a shift in the fair value of the equity instruments amounting to the same percentage.

Regarding the Level 3 trade accounts receivables, a shift in the adjustment factor of 0.5 percentage points would result in an insignificant change in the fair value of the trade accounts receivables.

25. Reconciliation of Changes in Liabilities arising from Financing Activities

Financial liabilities reconcile to the cashflow from financing activities as follows:

		Financial
	Loans	liabilities	Lease	Total
		due to third	liabilities
		parties*
	EUR	EUR	EUR	EUR

Balance at January 1, 2020	31,445,928	851,032	11,971,963	44,268,924
Cash flows from financing activities
Proceeds from loans and borrowings	53,577,777	—	—	53,577,777
Repayment of loans and borrowings	(60,398,873)	(75,110)	—	(60,473,984)
Payment of lease liabilities	—	—	(3,627,998)	(3,627,998)
Interest paid	(1,236,102)	—	—	(1,236,102)
Net cash provided by (used in) financing activities	(8,057,198)	(75,110)	(3,627,998)	(11,760,307)
Foreign currency effect	(2,338,486)	—	(205,918)	(2,544,404)
New leases	—	—	878,414	878,414
Accretion of interest	1,236,102	—	197,967	1,434,069
Balance at December 31, 2020	22,286,346	775,922	9,214,428	32,276,696
Cash flows from financing activities
Proceeds from loans and borrowings	53,940,417	1,611,762	—	55,552,179
Repayment of loans and borrowings	(44,431,773)	—	—	(44,431,773)
Payment of lease liabilities	—	—	(2,031,598)	(2,031,598)
Interest paid	(880,419)	—	—	(880,419)
Net cash provided by (used in) financing activities	8,628,225	1,611,762	(2,031,598)	8,208,389
Foreign currency effect	3,440,350	—	83,761	3,524,112
New leases	—	—	2,657,055	2,657,055
Disposal of leases	—	—	(168,183)	(168,183)
Accretion of interest	903,061	—	215,464	1,118,525
Balance at December 31, 2021	35,257,983	2,387,683	9,970,927	47,616,593

*Disclosed within the current other financial liabilities

26. Segments

The Group’s key financial metrics by segment are as follows:

As of December 31, 2021	Display	Sensor	Other	Total	Consolidation	Consolidated
in EUR	Solutions	Technologies	Segments	Segments	Adjustments	Total
External revenues	154,707,881	26,094,615	—	180,802,496	—	180,802,496
Inter‑segment revenues	—	3,916,681	—	3,916,681	(3,916,681)	—
Total revenues	154,707,881	30,011,296	—	184,719,177	(3,916,681)	180,802,496
Gross profit	13,929,329	6,553,639	—	20,482,968	9,694	20,492,662
Operating income (loss)	(4,002,918)	1,544,509	(7,056,673)	(9,515,082)	107	(9,514,975)
Depreciation and amortization	3,520,497	2,566,467	14,434	6,101,398	—	6,101,398
EBITDA*	(482,421)	4,110,976	(7,042,239)	(3,413,684)	107	(3,413,577)
Net income (loss)	(5,738,536)	708,757	(6,478,240)	(11,508,019)	—	(11,508,019)
Segment assets	111,894,550	19,010,661	139,775,147	270,680,358	(109,013,959)	161,666,399
Capital expenditure	10,092,483	257,376	448,593	10,798,452	—	10,798,452
Segment liabilities	112,520,914	17,538,117	9,821,567	139,880,598	(43,727,602)	96,152,996

As of December 31, 2020
Restated**	Display	Sensor	Other	Total	Consolidation	Consolidated
in EUR	Solutions	Technologies	Segments	Segments	Adjustments	Total
External revenues	127,119,437	25,470,878	—	152,590,315	—	152,590,315
Inter‑segment revenues	—	3,360,282	—	3,360,282	(3,360,282)	—
Total revenues	127,119,437	28,831,160	—	155,950,597	(3,360,282)	152,590,315
Gross profit	18,403,550	4,933,008	(110)	23,336,447	22,563	23,359,010
Operating income (loss)	6,625,022	479,397	(8,583,093)	(1,478,674)	(37,768)	(1,516,442)
Depreciation and amortization	2,523,655	4,519,935	—	7,043,590	—	7,043,590
EBITDA*	9,148,677	4,999,332	(8,583,093)	5,564,916	(37,768)	5,527,148
Net income (loss)	3,507,343	15,956	(8,437,198)	(4,913,900)	—	(4,913,900)
Segment assets	71,399,665	20,306,646	139,994,976	231,701,287	(81,849,151)	149,852,136
Capital expenditure	3,272,517	561,870	—	3,834,387	—	3,834,387
Segment liabilities	65,431,059	19,515,491	3,563,157	88,509,707	(16,562,795)	71,946,912

As of December 31, 2019
Restated**	Display	Sensor	Other	Total	Consolidation	Consolidated
in EUR	Solutions	Technologies	Segments	Segments	Adjustments	Total
External revenues	113,358,812	23,872,524	—	137,231,335	—	137,231,335
Inter‑segment revenues	—	2,137,760	—	2,137,760	(2,137,760)	—
Total revenues	113,358,812	26,010,283	—	139,369,095	(2,137,760)	137,231,335
Gross profit	11,978,623	(1,954,212)	(2,700)	10,021,711	—	10,021,711
Operating income (loss)	(4,027,858)	(6,332,421)	(3,831,530)	(14,191,809)	(430)	(14,192,238)
Depreciation and amortization	2,055,365	4,481,662	—	6,537,028	—	6,537,028
EBITDA*	(1,972,493)	(1,850,759)	(3,831,530)	(7,654,781)	(430)	(7,655,211)
Net income (loss)	(7,473,508)	(4,567,009)	(3,977,112)	(16,017,629)	—	(16,017,629)
Segment assets	64,003,492	22,185,549	68,721,645	154,910,685	(77,589,842)	77,320,843
Capital expenditure	1,595,428	223,812	—	1,819,240	—	1,819,240
Segment liabilities	61,222,474	21,380,811	9,719,511	92,322,796	(12,303,486)	80,019,311

*EBITDA is calculated based on gross profit, deducting other operating income / expenses and adding depreciation and amortization expenses.

**Certain amounts for 2019 and 2020 have been restated; see Note 2.3

Geographic information

The Group’s geographical distribution of revenues, property and equipment and intangible assets is within the three regions Asia, Europe as well as North America. The distribution of revenue (based on the Group location which bills the customer), property and equipment and intangible assets is as follows:

	2021	2020	2019
Revenue by Region	in EUR	in EUR	in EUR
Asia	86,477,347	82,734,687	81,362,926
thereof China	60,506,284	57,263,809	57,490,403
thereof Japan	25,971,063	25,470,878	23,872,523
Europe (Germany)	66,187,447	62,157,908	48,218,014
North America (United States)	28,137,702	7,697,720	7,650,395
Total revenues	180,802,496	152,590,315	137,231,335

Property and Equipment/	12/31/2021	12/31/2020
Intangible Assets by Region	in EUR	in EUR
Asia	11,910,958	13,339,863
thereof China	5,419,236	4,281,031
thereof Japan	6,491,722	9,058,832
Europe (Germany)	13,776,742	7,535,398
North America (United States)	12,416	38,597
Total	25,700,116	20,913,857

In the year ended December 31, 2021, the Display Solutions segment had two customers who each individually comprised 30% and 12% (2020: two customers comprised 39% and 16% of the Group’s revenues and the Sensor Technologies segment had one customer in 2021, which comprised 13% (2020: 16%) of the Group’s revenue.

27. Related party disclosures

Key management personnel of VIA Group are Jürgen Eichner, CEO, and Dr. Markus Peters, CFO. A close family member of group CEO and shareholder Jürgen Eichner, is employed by VIA optronics GmbH.

As of December 31, 2021 the only shareholder who owns more than 20% is Cooperatief IMI Europe U.A and holds 50.32%. Furthermore, Dr. Heiko Frank, Chairman of the Supervisory Board, is Managing Director and a 49.99% owner of Kloepfel Corporate Finance GmbH (Kloepfel). Therefore, Kloepfel is a related party in accordance with IAS 24. The ultimate controlling party is Mermac Inc., a Philippines based Company.

The following tables show an overview of the transactions with the related parties.

Transactions with related parties

		Interest	Sales to related	Purchases from
in EUR		Expense	parties	related parties

Integrated Micro-Electronics, Inc. (IMI)	2021	—	322,422	1,935,373
	2020	35,519	41,756	1,651,438

Kloepfel Corporate Finance GmbH (Kloepfel)	2021	—	—	432,599
	2020	—	—	1,238,452

C-CON GmbH	2021	—	—	2,217,685
	2020	—	—	685,535

MT Technologies GmbH	2021	—	—	29,155
	2020	—	—	—

Executive management (Jürgen Eichner, CEO)	2021	—	—	5,640
	2020	—	—	5,640

Kloepfel provides the Group general advisory, management and coordination services for the Group's public equity offering as well as other strategic opportunities. Under the project contract, Kloepfel was entitled to (i) a monthly retainer, (ii) a success fee equal to 0.95% of the gross proceeds of an offering, which fee is payable upon consummation of such an offering and (iii) reimbursement of out-of-pocket expenses, subject to certain caps. The contract was terminated in November 2021.

Outstanding balances with related parties

			Amounts owed	Amounts owed
		Loans from	by related	to related
in EUR		related parties	parties	related parties
Entity with significant influence over the Group:
Integrated Micro-Electronics, Inc. (IMI)	2021	—	209,021	174,616
	2020	—	1,199,756	2,304,558

Others:
Kloepfel Corporate Finance GmbH (Kloepfel)	2021	—	—	—
	2020	—	—	2,448

C-Con GmbH	2021	—	—	290,791
	2020	—	—	217,555

Executive management (Jürgen Eichner, CEO)	2021	—	44,146	—
	2020	—	40,746	—

Compensation of Key Management Personnel and Other Related Parties

in EUR	2021	2020
Executive management:	764,000	786,000
Short-term employee benefits	756,000	782,000
Post-employment benefits	8,000	4,000

Supervisory board compensation	110,000	150,000

Close family member:	55,551	54,354
Short-term employee benefits	47,586	46,389
Post-employment benefits	7,965	7,965

The executive management consists currently of Mr. Jürgen Eichner (CEO) and Dr. Markus Peters (CFO), who started in July 2021. The contract of the previous CFO Daniel Jürgens ended in September 2021. The amounts of compensation for key management personnel (short-term employment benefits only) as well as the supervisory board represent the amounts earned by each group of related party. In 2021, EUR 62,500 of supervisory board compensation had already been paid. For the year 2020, EUR 10,000 of supervisory board compensation have been paid in 2021.

28. Earnings (Loss) per share

Basic earnings per share are calculated in accordance with IAS 33 based on the earnings (or loss) attributable to VIA optronics AG shareholders and the weighted average number of shares outstanding during the period.

The number of shares outstanding as of December 31, 2021 was 4,530,701 (2020: 4,530,701). The weighted average of shares outstanding for the twelve months ended December 31, 2021 was 4,530,701 (2020: 3,398,330).

There are currently no factors resulting in a dilution of earnings per share.

		2020	2019
	2021	Restated*	Restated*
Loss after taxes from continuing operations (attributable to VIA optronics AG shareholders) in EUR	(11,756,084)	(4,919,484)	(14,419,176)
Weighted average of shares outstanding	4,530,701	3,398,330	2,991,600
Loss per share in EUR	(2.59)	(1.45)	(4.82)

*Certain amounts for 2019 and 2020 have been restated; see Note 2.3

29. Other Information: Employees

The Group had an average of 799 employees (2020: 620; 2019: 681) in the reporting period. The employees are classified as divided in industrial employees and commercial employees. In 2021, the industrial employees amount totaled to 546 (2020: 424; 2019: 487) and the commercial employees amount totaled to 253 (2020: 197; 2019: 194).

30. Events after the reporting period

The first months of 2022 are still significantly influenced by the ongoing Covid-19 pandemic, as well as the Russia-Ukraine conflict. The Russia-Ukraine conflict has significantly increased energy costs.

The ongoing COVID-19 pandemic has resulted in supply chain challenges, increased prices of certain raw materials and components, and reduced transport capacity. Further, the quarantines in China have further increased our supply chain disruptions, increased costs of productions and led to closures of our production facilities. These effects may lead to reduced production volumes and less revenue, which may or may not be recoverable in the following months.