Form 20-F
period 2022-12-31
VIA optronics AG
filed 2024-04-26
CIK 1769116

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Roland Chochoiek VIA optronics AG Sieboldstrasse 18 90411 Nuremberg, Germany +49 (911) 597 575-300 roland.chochoiek@via-optronics.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one-fifth of an ordinary share, € 1.00 notional value per share	VIAO	The New York Stock Exchange
Ordinary shares, € 1.00 notional value per share		The New York Stock Exchange*

* Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

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

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

INTRODUCTION

Unless otherwise indicated, all references in this Annual Report on Form 20-F, or annual report, to the terms “VIA”, “VIA optronics AG”, “the company”, “we”, “us” and “our” refer to VIA optronics AG and its subsidiaries.

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

In this annual report rounding adjustments were applied to some of the figures included. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

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

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Item 3. Key Information – D. Risk Factors”. These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements”.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, concerning our business, operations, financial performance and condition, as well as our plans, objectives and expectations for our business operations, financial performance and condition. In some cases, you can identify these forward-looking statements by words such as “believes”, “estimates”, “anticipates”, “expects”, “plans”, “intends”, “may”, “could”, “might”, “will”, “should”, “aims” or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our intellectual property position, results of operations, cash needs, financial condition, liquidity, prospects, growth and strategies, the industry in which we operate and the trends that may affect the industry or us.

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

Actual results could differ materially from our forward-looking statements due to a number of factors, including, without limitation, risks related to:

●	our ability to meet customers’ requirements for quality and performance or their demands as to timing or quantity;
●	our dependence upon sales to certain customers and material fluctuation in purchase volumes period on period;
●	our dependence upon our relationships with our strategic partners;
●	the loss of any key contracts;
●	our dependence upon a limited number of key customers and and the ability of our customers to terminate their contracts with us without cause;
●	our ability to develop new products and win business, to convert project wins into revenue and to manage our costs during the product development cycle;
●	interruption of our supply chain or manufacturing activities due to the inability of third parties to deliver parts, components and services on time resulting from, among other factors, natural disasters, climate change, inflation or military conflict;
●	the impact of increased interest rates and the volatility of foreign exchange rates;
●	the impact of the coronavirus (“COVID-19”) pandemic and other public health emergencies;
●	our ability to adapt to risks inherent in doing business on a global level and in particular in China and Europe, including tariffs, trade wars, pandemics (such as COVID-19), economic and geopolitical instability, military conflict (including the Russia-Ukraine conflict, the Hamas-Israel conflict and Houthi maritime attacks in the Red Sea), war and changes in regulatory requirements;

●	the loss of intellectual property, license or certificates (e.g. certificates for being automotive production-ready, such as IATF 16949 or TISAX) which may be necessary to conduct our business;
●	the length of the product development cycle for our original equipment manufacturer (“OEM”), Tier-1 Supplier, and other customers;
●	our dependence upon the commercial success of our customers’ products;
●	our dependence upon a limited number of suppliers for a number of our raw materials and equipment, including the silicone material used in VIA bond plus;
●	quality or other production issues, which might lead to scrap costs
●	delays in the production of our direct customers’ product offerings, including those caused by performance issues or supply shortages of component parts unrelated to our solutions;
●	volatility in the prices or availability of certain components and raw materials used in our business;
●	our ability to protect our expertise, trade secrets and other intellectual property;
●	our ability to manage the expansion of our operations effectively;
●	our ability to attract and retain key management or other key personnel;
●	our ability to meet the NYSE`s continued listing requirements;
●	increase in insurance premiums, including D&O insurance premiums;
●	our ability to raise additional capital on attractive terms, or at all, if needed; and
●	the other risks described in “Item 3. Key Information – D. Risk Factors” of this annual report.

Any forward-looking statements we make in this annual report speak only as of the date of this statement, and we undertake no obligation to update these statements to reflect events or circumstances after the date of this annual report or the occurrence of unanticipated events, except as required by law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such,and should be only considered as historical data.

The factors that could affect our future financial results are discussed more fully in “Item 3. Key Information – D. Risk Factors” and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. We are under no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so by law, applicable regulation or the rules of any stock exchange to which we are subject.

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

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are listed as a German stock corporation (Aktiengesellschaft or AG), and our registered offices and most of our assets are located outside of the United States. In addition, most of the members of our Management Board, our Supervisory Board, our senior management named herein reside in Germany and in jurisdictions other than the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon VIA optronics AG or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against VIA optronics AG in the United States. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Germany. In addition, actions brought in a German court against VIA optronics AG or the members of its management board and Supervisory Board, its senior management named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions; in particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. With very narrow exceptions, proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our management board, Supervisory Board and senior management named in this annual report. In addition, even if a judgment against our company, the non-U.S. members of our Management Board, Supervisory Board, senior management named in this annual report based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or German courts.

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

Our products must meet our customers’ exacting standards for quality, performance, cost and timely delivery. We design our solutions, usually in conjunction with our customers, on a project-by-project basis to meet specific customer specifications. By way of example, each metal mesh touch sensor must be customized to reflect the sensor pattern specified by our customers and the camera lenses in our camera modules must be aligned at the right angle within the sensor housing to enable proper viewing and functionality. Even for those projects where we have the autonomy to select certain components for integration into a finished display, we must select components that satisfy our customers’ technical requirements. We have had, and may in the future have, products that do not meet our customers’ requirements due to production deficiencies, the inability to produce requested product quantities in a timely manner or other reasons. Any failure to satisfy our customers’ requirements have in the past resulted in, and in the future could result in, customers reducing or ceasing their business with us, or could require that we incur additional costs, for example by sourcing alternative components for use in the products that we supply, which would have a material adverse effect on our business, financial condition and results of operations.

Our failure to develop, introduce and produce new products, solutions and technologies or enhancements to existing products, solutions and technologies on a timely basis, at sufficient quality or quantity, or at competitive prices, could harm our ability to attract and retain customers.

We and our customers operate in intensely competitive industries that are characterized by rapidly evolving technology, frequent product introductions and ongoing demands for ever greater performance and functionality. New products and new or improved technologies, or new industry standards in the end-user markets, can render other existing products and services obsolete and unmarketable and motivate our customers to seek our support or the support of others in designing and manufacturing new products or to demand reductions in price for existing products and solutions. Therefore, we must continually identify, design, develop and introduce new and updated solutions for a variety of industries with improved features to remain competitive. To do this, we must:

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

The process of developing new products and solutions and enhancing existing products and solutions is complex, lengthy, costly and uncertain. In certain instances, we may be dependent on collaborations with commercial partners to develop new products and solutions, such as Corning with respect to cold-formed glass applications or Integrated Micro-Electronics, Inc. (“IMI”), an affiliate of our majority shareholder, with respect to camera module production. If we are unable to maximize these or other collaborations or are unable to find future collaboration partners, or if the commercial relationship were to break down, our ability to develop new solutions may be adversely impacted. If we fail to anticipate our customers’ changing needs or emerging technological trends, our market share and results of operations could materially suffer. We must make long-term investments in our research and development capabilities, including product development and equipment customization, develop or acquire appropriate know-how and intellectual property and commit significant resources, including to expand and prepare our production capacity and software design capabilities, before knowing whether our predictions will accurately reflect customer demand for our products and solutions. As we design and develop new technological solutions, including interactive display solutions, we may face challenges and additional costs, in particular in areas like camera module design and software development where we have less experience. Furthermore, we may incur development costs on specific customer projects, and we may not be able to recoup such costs if our customers do not purchase the number of units that we expect. If we are unable to adapt our products to new technological industry standards or customer requirements, including with respect to the incorporation of enhanced features (such as facial recognition) or functionality (such as glove functionality and software interactivity), the acceptance of our products and solutions in the market could decline and our results of operations may suffer. Furthermore, even if we are able to develop new products and solutions or enhance our existing products to meet our customers’ expectations, if we are unable to achieve such developments on a cost effective basis or at sufficient quality or quantity, our customers may decide not to purchase our products or solutions and we may lose market share.

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

Our metal mesh touch sensor technology is subject to competition from other producers of metal mesh touch sensors that use copper as the conductive material, silver mesh sensor and nano layer technologies that facilitate touch-enabled display capability, and from the integration of in-cell or on-cell touch sensing functionality into displays. Advances in these technologies may result in increased competition to our metal mesh touch sensor technology, the impact of which may be compounded as enhanced touch-enabled displays replace existing conventional displays. In addition, our camera modules and related solutions are subject to competition from other producers. See “Item 4. Information on the Company – B. Business Overview – Competition”.

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

We face global competition in the market for display solutions and competition for our touch sensor and camera-enabled solutions. Some of our current and potential competitors may have a number of advantages over us, including:

●	a longer operating history;
●	greater brand awareness and marketing power;
●	preferred vendor status with our existing and potential customers, including OEMs and Tier-1 suppliers;
●	significantly greater financial, technical, research and development, personnel, sales and marketing and other resources, including benefiting from support from governments or corporate parents;
●	the ability to respond more quickly to new or changing opportunities, technologies and customer requirements;
●	more experience developing and manufacturing specific technologies and/or related software;
●	broader product and services offerings to provide more complete solutions; and
●	lower cost structures.

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

Despite our investments in research and development and engineering, our products and process technologies may fail to keep pace with our competitors’ ability to produce new technologies, higher quality display solutions at a lower cost, and our competitors may be able to offer their products on a more price-competitive basis than we can. If our development fails to keep pace, and as a result of the intense competition in the market for display solutions and competition for touch sensor solutions, we may encounter significant pricing pressure and/or suffer losses in market share. For example, our competitors have in the past and may again in the future lower prices in order to increase their market share, which would ultimately reduce the prices we may realize from our customers. If we are unable to defend our market share by continually developing new products and solutions and/or reducing our own cost base, the pricing pressure exerted by our competitors could cause us to lose important customers or lead to falling average selling prices and declining margins. We may not be able to offset the effects of any price reductions by increasing the number of products sold, cost reductions or otherwise, which could have an adverse effect on our business, financial condition and results of operations. See “Item 4. Information on the Company – B. Business Overview – Competition” for more information on competition in our business.

A limited number of customers account for a significant portion of our revenue. These customers can exercise significant bargaining power over us, and revenue from them can be volatile. The loss of, or a substantial decline in sales to, one or more of these customers could have a material adverse effect on our revenue and profitability.

In 2022, 2021 and 2020 we derived 71.8%, 71.6 % and 80.9 % respectively, of our revenue from our five largest customers, and 43.1%, 45.6 % and 30.3%, respectively, of our revenue from our largest customer for the years 2022, 2021 and 2020. We expect to continue to derive a significant percentage of our revenue from a limited number of customers for the foreseeable future, and our results of operations may fluctuate significantly as a result of changes in the purchasing patterns of these customers. For the year ended December 31, 2022 we experienced a 29,6 % increase in revenue in our Display Solution segment compared to the comparable period in 2021. The increase in revenue during this period resulted from increased demand for laptops. During the year ended December 31, 2021, revenue in our display solutions segment increased by approximately 21,7 % as compared to the comparable period in 2020, primarily due to the ramp-up of projects with automotive customers.

Moreover, our top customers may decide not to continue to purchase products from us at current levels or at all. The loss of any significant customer (or customers that in the aggregate represent a significant portion of our revenue) or a material reduction in the amount of business we undertake with such customers could have a material adverse effect on our revenue and profitability. For example, in 2023 we lost orders of a large automotive customer. For further information, please refer to Note 30 “Lost orders of large automotive customer”. In addition, our customers can demand and have in the past demanded reduced prices or other pricing, quality or delivery commitments as a condition to their purchasing from us or increasing their purchase volume, which can, among other things, result in reduced gross margins in order to maintain or expand our market share. If we are unable to retain and expand our business with our customers on favorable terms, if one of our key contracts were to be terminated, or if we are unable to achieve gross margins that are similar to or more favorable than the gross margins we have historically achieved, it may have a material adverse effect on our business, financial condition and results of operations.

Our customers’ negotiating leverage can also result in customer arrangements that may contain liability risk to us. For example, some of our customers require that we provide them with indemnification against certain liabilities, including claims of losses by their customers caused by our products. Any increase in our customers’ negotiating leverage, including with respect to indemnification, could expose us to increased liability risk, which, if realized, may have a material adverse effect on our business, financial condition and results of operations.

In addition, we are not necessarily able to anticipate or influence external events, such as customer production delays, macroeconomic, political or other developments, supply chain challenges and the resulting availability of component parts, and one or more of these events could occur at any time or from time to time which, individually or in combination, could materially and adversely impact our sales, revenues and profitability.

Because we do not generally have long-term agreements with our customers and our customers generally are not obligated to purchase a minimum quantity of products or services from us, we could fail to match our production with our customers’ demand. Our results may suffer if we are not able to adequately forecast demand for our products.

It is not industry practice to enter into firm, long-term purchase commitments. Sales to our customers and arrangements for prototype development are generally governed by framework agreements that do not include minimum purchase quantity requirements. Although we consult with major customers who typically provide us with forecasts of their product requirements, customers may choose to operate under non-binding arrangements, may not contract for products as forecasted, may cancel orders that they do place or reduce the quantities ordered from us for a variety of reasons and with limited or no notice. They may also decide to terminate their relationship with us at any time, potentially without penalty. The timing of customer orders can have a material impact on our revenue and result in volatility of revenue period-on-period, as customer orders and resulting sales volumes can shift between quarters with little to no warning, which can materially impact our results in individual quarters. If we are unable to predict accurately the amount of products needed to meet customer requirements, or if customers were to unexpectedly cancel or reduce a large number of orders simultaneously, our production could significantly exceed our customers’ demand and, due to the bespoke nature of many of our products, it would be difficult to find alternative customers for the unsold products and we would be unable to quickly transition production to alternative projects. This could materially and adversely affect our business, financial condition and results of operations.

In addition, in the automotive end-market we may be required to deliver products over a long period of time without having any commitments from our customers to purchase minimum volumes of such products throughout that period and/or maintain replacement inventory and spare parts to support post-sale maintenance obligations. This means that our production facilities need to maintain the capability to produce such products over a long period of time, possibly on short notice, including by reserving or retooling machines which could be used for other projects, in order to meet the demand for our products over time. As a result, we also need to maintain spare inventory in good working condition for extended periods which can be difficult and involve significant expense. In addition, until we are awarded a project and the relevant operating procedures are determined, changes in design, product specification, quantities and materials may occur which could make it difficult for us to meet the customers’ demand on the schedule the customer requires. Failure to meet the demands of our customers in the automotive end-market could materially and adversely affect our business, financial condition and results of operations, as well as harm our reputation and relationships with our automotive customers.

We are highly dependent on the success of our customers and their sales to certain end-markets.

Our customers are not the end users of our product offerings, but rather they use our products and solutions as a part of their products, which are ultimately sold to an end user. In the case of metal mesh touch sensors, we usually function as a component supplier selling touch sensors to third parties for incorporation into their own finished products, which are subsequently sold to OEMs, Tier-1 suppliers and other suppliers for inclusion in end-user products. Our success depends in large part on the ability of our customers to market and sell their end products that incorporate our products. Some of the end-markets in which our customers operate are characterized by intense competition, rapid technological change and economic uncertainty, and as such we may be unable to replace the revenue associated with the loss of any one key customer with new business relationships. If we are unable to partner with successful OEMs and secure design wins, we may not be able to create meaningful demand for our products. Moreover, if any of our customers choose to focus their efforts on programs and end products that do not incorporate our products and solutions, we may experience decreased demand for our products. Any of these circumstances may materially and adversely affect our business, financial condition and results of operations.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our operations and performance depend significantly on global economic conditions. Adverse global economic conditions, including inflation, supply chain disruptions, slowing growth, recession, stagflation, higher interest rates, currency fluctuations, higher unemployment, labor shortages, and lower consumer confidence and spending, have in the past, and could in the future, have a material adverse effect on our business, financial condition and results of operations.

In particular, acute disruptions to the global supply chain and international shipping, such as the recent disturbances in the Red Sea, have affected and could continue to adversely impact our business and results of operations. For example, due to repeated attacks by the Houthi forces on marine going vessels in the Red Sea, many shipping companies decided to stop sailing in the Red Sea, which is a major sea trade route between East Asia, where a significant portion of our manufacturing takes place, and Europe. As a result, the time and cost of transporting our products have increased and resulted in delays in receiving key components. In addition, adverse macroeconomic conditions, such as inflationary pressures resulting from worldwide supply chain constraints and other factors, have increased, and may continue to increase, the prices we pay to our suppliers. As a result of the increased costs, we have raised, and may be required to further raise the prices of our products, which could result in a loss of customers and reduced revenue.

Demand for our products is ultimately driven by the global demand for automobiles with digital display systems by consumers and businesses. Economic uncertainty frequently leads to reduced consumer and business spending, which could reduce demand for our products, could adversely impact our ability to raise capital on favorable terms or at all, and could strain our suppliers and customers, possibly resulting in supply disruption, delays in payments for our services by third-party payors or our collaborators, and decreased, delayed or cancelled customer orders. We cannot predict the timing, strength or duration of any economic disruptions, such as those resulting from the COVID-19 pandemic or other public health threats or the Russia-Ukraine and Hamas-Israel military conflicts and related political and economic responses, nor the timing, strength or duration of subsequent economic recovery worldwide, in our industry, or in the different markets that we serve. Furthermore, actions we take to mitigate the impact of any such economic disruptions may be insufficient or unsuccessful. Any of the foregoing could harm our business and adversely affect our business, financial condition or results of operations.

We are dependent upon our relationship with Toppan Touch Panels Products Co., Ltd., (“Toppan”), the minority owner of VTS-Touchsensor Co., Ltd., Higashi Omi, Japan (“VTS”), with respect to the production and sale of our metal mesh touch sensor technology.

We produce and sell our metal mesh touch sensors and films through VTS, our subsidiary in which Toppan is the minority investor. In 2022, 2021 and 2020 8.9%, 14.4 % and 16.7 % respectively, of our revenue was generated from sales by VTS. VTS’s business operations were established through a series of commercial agreements between us (or VTS) and Toppan. These agreements include: a shareholder agreement, an intellectual property transfer agreement, an intellectual property license agreement, facility lease agreements, employee secondment agreements, a business assistance agreement and an R&D and consignment agreement. Pursuant to these agreements, Toppan transferred patents and patent applications relating to its sensor technologies to VTS. Additionally, Toppan agreed to lease to VTS plant buildings for two manufacturing sites in Japan to produce VTS’s products, and to provide the majority of plant employees. The employee secondment arrangements with Toppan had an original expiration date in March 2022 which was extended to March 2024, but has not been extended further. Until there is a new agreement in place, there is a risk that VTS could lose access to facilities and employees rendered by Toppan. VTS’s research and development activities are delegated to Toppan under an R&D and consignment agreement. The shareholders agreement also includes certain non-competition, lock-up and deadlock put/call provisions that govern certain of our and Toppan’s rights and obligations with respect to VTS. The deadlock put/ call provisions additionally provide that in the event of a deadlock between us and Toppan, we could be entitled to or become obligated to acquire all of Toppan’s interest in VTS at certain pre-negotiated price thresholds. Under the commercial agreements with Toppan, if Toppan ceases to own an equity interest in VTS, Toppan is permitted to terminate these commercial agreements without our consent. Accordingly, the continuation and success of our metal mesh business is highly dependent on Toppan and on our agreements with Toppan. In addition, there can be no assurance that we will be able to complete the registration process for any patent applications transferred by Toppan to VTS to perfect VTS’s rights in such intellectual property or that VTS will have access to the most qualified Toppan personnel for purposes of carrying out its operations. If any of the commercial agreements with Toppan were to terminate, our relationship with Toppan were to deteriorate or if Toppan elected to prioritize its wholly-owned business over that of VTS, VTS’ business operations would be materially and adversely impacted and it would have a material adverse effect on our ability to produce and sell metal mesh touch sensors and recognize the related revenue. In addition, if we were obligated pursuant to the put/call provisions in the shareholders agreement to acquire all of Toppan’s interest in VTS our cash flow in the relevant period would be materially and adversely affected. The occurrence of these or related events would have a material adverse effect on our business, financial condition and results of operation and financial condition.

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

After winning a product design for one of our customers, we may still experience delays ranging from one quarter to eight quarters (depending on the end-market and the specific life cycle of each product) in generating revenue as a result of lengthy customer development and design cycles or we may be unable to ramp up production for customers, in particular new customers, on a timely basis. In addition, a change, delay or cancellation of a customers’ plans could significantly adversely affect our financial results, as we may have incurred significant expense and generated no revenue or materially less revenue than we expected. Finally, even if a design is introduced, if our customers fail to successfully market and sell their products, it could materially adversely affect our business, financial condition, and results of operations.

We may not realize our strategies, including our goal of becoming a leading provider of interactive display solutions, in particular to Tier-1/Tier-x suppliers and potentially OEMs.

Our goal is to become a leading provider of interactive display solutions, in particular to Tier-1/Tier-x suppliers and potentially OEMs, specifically within the automotive and industrial/specialized markets, and to continue to deliver innovative products for our customers in the consumer end-market. However, we may be unsuccessful in achieving this goal. We believe a primary risk to achieving this goal is related to maintaining and developing required design resources in timely manner. In addition, overall demand and market conditions may impact our ability to achieve this goal.

Furthermore, even if we are able to collaborate with key customers as a design partner to incorporate our products and solutions into their end products and produce attractive interactive display solutions, there are always unforeseeable risks such as technical problems, which could result in our customers reducing their use of our products and solutions or ceasing their collaborations with us entirely.

Our Tier-1/Tier-x suppliers, OEM and other customers’ product offerings can be subject to lengthy development periods, making it difficult to predict when and whether we will receive revenue for our products that are incorporated into their offerings.

The product development process for our customers can be lengthy, and in some instances may last for longer than two years, in particular when we are developing prototypes for evaluation and use by new customers. We may not earn revenue from our solutions unless and until products featuring our technologies are shipped to our customers, and prior to such time we may incur unreimbursed costs, which at times may be significant, for product development. Throughout the product development process, we face the risk that a manufacturer or supplier may delay the incorporation of, or choose not to incorporate, our technologies into its products, making it difficult for us to predict the revenue we may receive, if any. Furthermore, the expectations set out by customers in our framework agreements with respect to the timing for shipment of end-user products and realization of related revenue and ongoing sales forecasts may be inaccurate in whole or in part. After a product launches, our revenue still depends on market acceptance of the end-user product and the option packages if our technology is an option (for example, a navigation or entertainment unit), which are likely to be determined by many factors beyond our control.

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

During any period in which one or more key customers materially reduce or suspend purchases of our products or solutions, we may incur stranded costs or accumulate inventories that cannot be readily sold to other customers, or at all, and we may be unable to shift our production capacity to other projects that have equivalent or more favorable cost structures. Production issues or delays like these may occur in the future, often with little or no advance notice. As a result, any issues with respect to the manufacture or production of our customers’ products could materially and adversely affect our ability to sell our products and solutions and may materially and adversely affect our business, financial condition and results of operations. We also experienced some shortages in supply and logistic cost or extended delivery times to our customers.

We depend on a limited number of suppliers, some of which are sole sources, and our business could be disrupted if they are unable to meet our needs.

We depend on a limited number of suppliers of our key materials, including bonding materials and custom equipment used to manufacture and test our products, and key design tools used in the design, testing and manufacturing of our products. We currently source all of our requirements for the silicone base materials used in our VIA bond plus from a sole supplier, Wacker Chemie AG (“Wacker”), or Wacker. With suppliers other than Wacker, we do not have long-term agreements and instead purchase materials and equipment through a purchase order process. As a result, these suppliers may stop supplying us materials and equipment, limit the allocation of supply and equipment to us due to increased industry demand or significantly increase their prices at any time and with little or no advance notice. From time to time, our suppliers have limited supply or change their pricing terms with little or no advance notice, and our agreements with them generally do not provide remedies for such events. In 2022, 2021 and 2020, we experienced increases in the price of certain raw materials such as silicon, copper, resin, tape adhesives and parts to build cameras, especially for short-term availability, as well as higher transportation and logistics costs. The impact to us of such adverse actions by our suppliers in the future could be heightened because of our reliance on sole source suppliers or a limited number of suppliers and could result in delivery problems, reduced control over product pricing and quality, including because our sole source suppliers could prioritize other customers’ business over ours. These suppliers could also exert a significant amount of negotiating leverage over us, which may require us to accept higher prices or other obligations in order to maintain or expand our relationship. Some of our suppliers may experience financial difficulties that could prevent them from supplying us materials, or equipment used in the design and manufacture of our products. In addition, our suppliers, including our sole source suppliers, may experience manufacturing delays or shutdowns due to circumstances beyond their control such as labor issues, political unrest, war or natural disasters or climate related disruptions. Our suppliers, including our sole source suppliers, could also determine to discontinue the manufacture of materials, components, equipment or tools that may be difficult for us to obtain from alternative sources. In addition, the suppliers of design tools that we rely on may not maintain or advance the capabilities of their tools in a manner sufficient to meet the technological requirements for us to design advanced products or provide such tools to us at reasonable prices.

We are dependent upon Wacker as the sole source of the base silicone material used in our VIA bond plus adhesive. Should Wacker become unable to supply us with sufficient quantities of these materials, we may be unable to replace these supplies with alternative materials quickly, on reasonable terms or at all.

Wacker is our sole supplier of the base silicone material we use to prepare our VIA bond plus adhesive, a critical element in our optical bonding process. We are party to a Framework Cooperation Agreement with Wacker, dated April 8, 2019, that replaced an earlier framework agreement between Wacker and us originally signed in 2010 and was adjusted in 2013. Currently, Wacker produces silicone materials in accordance with specifications we provided, and in the context of our commercial relationship with Wacker, those specifications have been refined and developed over a period of years under the prior agreement. The Framework Cooperation agreement is not affecting the either party’s rights to its respective intellectual property. The Framework Cooperation Agreement had an initial term ending December 31, 2021 and is renewed automatically for successive one year terms unless it is earlier terminated on six months’ advance notice. With respect to the continued supply of silicone materials, the Framework Cooperation Agreement provides as follows: (i) Wacker provides us with the base silicone material used in our VIA bond plus adhesive per the specifications set forth in such agreement so long as we satisfy a minimum delivery amount per calendar year, (ii) we are required to purchase all of our requirements of our silicone materials from Wacker, if the silicone material is suitable for the project and approved by our customer and except to the extent that Wacker is unable to meet our requirements (which Wacker is required to confirm in writing within one week of our request for material) in which event we are permitted to obtain a suitable different material, (iii) the price of such material shall be mutually negotiated each year during the fourth quarter, with the contract being terminable if the parties are not able to agree on terms and (iv) Wacker’s liability is limited as it solely warrants that the silicone material will meet the specifications provided in the agreement.

The Framework Cooperation Agreement also establishes Wacker and us as development partners for materials in the area of optical bonding. The agreement further provides that it is not intended to affect any pre-existing intellectual property rights of the parties or to affect any cross-licensing of intellectual property.

Since we are no longer bound by the Exclusivity Period I, we could find an alternative supplier for a different silicone material to be used in the preparation of the bonding adhesive employed in our optical bonding process to enhance our sourcing position. However, we may be unsuccessful in obtaining alternative sources of supply if such supplier, or any alternative suppliers, are unable to deliver silicone materials of the same quality or quantity, on similar commercial terms or in as timely a manner as Wacker has delivered silicone materials in the past. We must also ensure that we do not infringe any intellectual property rights of others, including Wacker, in our sourcing from alternative suppliers. Wacker increased its prices in the respective years 2021 and 2022 and in the future, Wacker could insist on price increases that will not be acceptable to us. This may result either in the termination of the agreement, which could cause uncertainties in the sourcing of the base silicone material, or, if we have no reasonable alternative to accepting the higher prices, could cause our margins to decrease. If we are not able to secure an alternate source of supply for our bonding material, on commercially reasonable terms, our ability to fulfil customer orders could be materially and adversely impacted and we could experience a material and adverse effect on our financial condition, results of operations or cash flows.

We have a limited number of suppliers and our business may be harmed if they were to interrupt supply or increase prices.

Any supply deficiencies in the industry relating to the quantities of materials, equipment or tools we use to design and manufacture our products, or a reduction in the quality of such materials, equipment or tools, could materially and adversely affect our ability to fulfil customer orders and, as a result, our results of operations. Our manufacturing operations depend upon obtaining deliveries of base equipment at reasonable prices and on a timely basis to enable our customization and utilization of such equipment in our manufacturing process. Our proprietary equipment is sophisticated and complex and it may be difficult for us to rapidly substitute one supplier for another or one piece of equipment for another. We aim to have multiple suppliers for all equipment needed in our production processes including camera modules. However, given that we operate in a highly technologically driven market, there may be a limited number of suppliers available for certain customized production equipment.

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

The expansion of production facilities by us or malfunction of our current equipment may put additional pressure on our supply chain. If we are unable to obtain any equipment necessary to expand our production capacity in a timely manner, we may be unable to ramp up production according to our plan or fulfil our customer orders, which could negatively impact our business, financial condition and results of operations.

We operate without contracts with some of our suppliers.

In the ordinary course of business and consistent with industry practice, we operate without contracts with some of our suppliers, particularly in Asia. These suppliers currently include suppliers of off-the-shelf displays that we incorporate into certain product offerings when required by our customers or when it is cost effective to do so because our enhanced display capabilities are not needed. In the event that we encounter any disruptions or disagreements with these suppliers, we may face difficulty in seeking remedies and enforcing judgments in the absence of a contract governing our commercial relationship with these suppliers. For example, in 2021, due to disruption of the production and transportation lead times after the COVID-19 protective measures, we received a delayed delivery of silicon, which resulted in our paying for premium freights to fulfil customer demands. In 2022 the extended lead times for the main supplies remained, however, we adjusted our order management to meet customer demand.

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

If the prices for raw materials and purchased components were to rise, our manufacturing costs could increase. For example, in 2021 and 2022, the price of certain raw materials, such as silicone, increased. If our manufacturing costs increase, we could be forced to cover our need for these raw materials and purchase components with higher prices of our products, which could result in lower sales, or if we are not able to increase prices due to fixed price contracts, competitive pressure or otherwise, to lower margins and profitability. We do not hedge raw material prices. Furthermore, to the extent that we rely on components that are pre-assembled or manufactured for others, a shortage in such components would require us to find alternative manufacturers of these components or to manufacture these components ourselves, which may be time consuming, costly or not possible. Shortages of necessary raw materials or component parts may also cause a sharp rise in their prices. In addition, the armed conflicts involving Russia and Ukraine may also cause a disruption or delay in our supply chain. In the event of any disruption or delay in supply, it may be difficult to locate alternative sources of components from one or several suppliers and doing so may require a significant amount of time and resources. A delay in the delivery of necessary raw materials or component parts could result in delays in projects or delivery of products, which could ultimately delay deliveries of our products to our customers. If we were permanently to lose a supplier of or access to important raw materials or component parts, we also might be forced to alter the design of certain of our products in order to use raw materials or component parts from other suppliers. In extreme cases, this could mean that we would be at least temporarily unable to produce, supply or service certain of our products. Such inability could impair our relationship with our customers and have a material adverse effect on our business, financial condition and results of operations.

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

Delays in the implementation of, or in payments related to, significant orders and projects may also have a negative effect on the timing of our revenue, which may adversely impact our operating results and our ability to make capital expenditures or investment in research and development. Any interruption in the realization of our revenues could require us to engage in short-term borrowings under our existing working capital financing facilities, or require us to seek additional sources of financing, in order to meet our working capital requirements, which would result in increased borrowing costs. These would impact our profitability, assuming we are able to source such borrowings; if we are unable to finance our capital expenditures or research and development activities in full or in part, it could materially affect our business, financial condition, and results of operations.

In order to mitigate these risks, we implemented a credit insurance policy in cooperation with Coface in 2022, which settles the losses incurred by us for customers selected according to risk aspects in the event of a payment default.

We may misallocate our research and development resources or have insufficient resources to conduct the necessary level of research and development to remain competitive.

As interactive display technology becomes more advanced, and as we implement our strategies, we expect our research and development costs to grow, including as a percentage of our revenues, and we may be unable to keep increases in these costs from adversely affecting our profitability. We may also devote significant research and development resources to technologies or products that turn out to be unsuccessful or to secure new customers that ultimately do not purchase products. Commitments to developing any new products must be made well in advance of sales, and customer demands and technology may change while we are in development, rendering our products and solutions outdated or uncompetitive before their introduction and, therefore, difficult to sell profitably or at all. We must, therefore, anticipate both future demand and the technology features that will be required to supply such demand. If we suffer from reduced revenues or cash flows or incur losses as a result of a market downturn or otherwise, we may not be able to devote sufficient resources to the research and development needed to remain competitive in a timely manner or at all. Our failure to properly allocate research and development resources could materially and adversely affect our business, financial condition and results of operations.

If there is a decline in the average selling prices of display or touch sensor solutions we sell, or if prices decrease faster than we are able to reduce our costs, our margins may be adversely affected.

The average selling prices of our display solutions, including optical bonding, camera module and metal mesh technology, may decline as a result of, among other factors, technological advancements leading to cost reductions and increased competition. In general, the prices of new products in our target markets generally decline over time. Although we seek to focus our efforts on technologically advanced solutions that we believe to be less susceptible to these downward pressures on selling prices, we may not succeed in prioritizing these higher margin products in our product mix, or prices of these products may also fluctuate or decline, albeit at a slower rate. The average selling price for the display solutions we produce may decrease faster than we anticipate and are able to reduce our manufacturing costs. We may also be unable to keep pace with technological advancements in our end-marks, enabling our competitors to produce more competitive technologies for which our customers are willing to pay higher prices. The potential loss of customers, competitive lead, and market share would adversely affect our gross margins, and our business, financial condition and results of operations may be materially and adversely affected.

Products that contain, or are perceived to contain, defects or errors or that are otherwise incompatible with their intended end use may not be readily marketable or could impose significant costs on us.

The design and production processes for our display solutions are highly complex. It is possible that we may produce or deliver products that contain or are perceived to contain defects or errors, or are otherwise incompatible with their intended uses. Defects can occur in any of our products, from cameras to displays or touch applications, and we have experienced issues with defective product in the past. In the future it may also appear that potential defects can occur to unlimited amounts of our products. Defects could lead to scrap material costs during production and also at our customers` sites and defects could lead to recall campaigns. We may incur substantial costs in remedying such defects or errors, which could include material inventory write-downs. Actions we take to cure defects, mitigate the losses caused by defects or prevent future defects could be inadequate or unsuccessful. Moreover, if actual or perceived problems with nonconforming, defective or incompatible products occur after we have shipped the products, we might not only bear direct liability for providing replacements or otherwise compensating customers but could also suffer from long-term damage to our relationship with important customers or to our reputation in the industry generally. Any of the potential costs, loss of customers or harm to our reputation associated with defects could have a material adverse effect on our business, financial condition and results of operations.

Our product offerings are complex and may contain undetected defects, which could lead to product reworks or recalls and harm our reputation and future sales.

Our enhanced display head assemblies and subassemblies involve the production and combination of several highly technical components, many of which involve fragile materials. Our metal mesh touch sensors and camera modules are customized to meet customer specifications and involve a multi-stage process to generate a metal mesh film, imprint the touch sensor panel and blacken the conductive copper material. A defect or error could occur in any step of our production process, including defects that would not be readily apparent upon completion of production. Any failure to provide high quality and reliable products, whether caused by our own failure or failures of our suppliers or

OEM customers, could damage our reputation and reduce demand for our products and services and may result in litigation. Our products have in the past contained, and may in the future contain, defects, some of which may go undetected for some time. For example, certain displays made for one of our customers experienced peeling issues in the past. Some deficiencies in our products may only be discovered after a customers’ product incorporating our solution has been delivered to end users or may only be detected in use under certain operating conditions. Given the technical sophistication of most of our products, we may encounter problems or delays with our products, despite the technical validation processes and testing we implement. In addition, some of our product offerings may be used in connection with safety features, such as advanced driver assistance systems in cars, which may expose us to particularly heightened risks if our products are defective. Any defects discovered in our products after delivery could result in reworking of returned products or product recalls, including recalls of our customers’ products to the extent a defect is only discovered after commercial release of our customers’ products. Any defects, reworks or product recalls could result in loss of revenue, loss of customers, and increased service and product liability and/or warranty costs, any of which may have a material adverse effect on our business, financial condition and results of operations.

We have substantial sales and operations in China, which exposes us to risks inherent in doing business there.

Our business operations in China and our sales to Chinese customers are critical to our success. As of December 31, 2022, we had approximately 324 employees, including contractors, at our production facility in Suzhou. Moreover, in 2022, 20.0 % of our revenues were derived from China. As a result, downturns in the Chinese economy could materially adversely affect our results of operations. For example, China’s overall economy has been negatively affected by the COVID-19 pandemic since 2020. Negative economic effects caused by the COVID-19 pandemic continued primarily during the first half of 2022. Travel and other restrictions introduced have had a significant negative effect on production, access to inventory and net working capital. Currently China is facing negative economic effects caused by the uncertain future of its real-estate sector. The Chinese economy differs from the economies of other developed countries in many respects, including the level of government involvement, level of development, growth rate and control of foreign exchange and allocation of resources. The Chinese economy to some extent has been in a long-term transition from a planned economy to a more freely operated market-oriented economy. Despite some reforms of this nature, the government continues to exercise significant control over China’s economy through the allocation of resources, control over foreign currency-denominated obligations and monetary policy and provision of preferential treatment to particular industries or companies. We cannot predict the future economic policies of the Chinese government or their effect on the regional or global economy, or on us or our business and industry, and we cannot predict other governments’ economic policies toward China.

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

We may be subject to product liability lawsuits and losses in sales, which could adversely affect our business.

Products or systems we develop or inputs third parties produce for inclusion in our product offerings may have quality defects or fail to meet specifications and requirements. If such a defect were to arise, it could result in a product recall or a product liability claim against us and we have been subject to product liability claims from time to time. Some of our customers also require that we provide them with indemnification against certain liabilities, including claims of losses by their customers caused by our products. In addition, some of our product offerings may be used in connection with safety features, such as advanced driver assistance systems in cars, which may expose us to particularly heightened risks if our products are defective. Any such recalls or product liability claims could be very costly, could harm our reputation, could lead to customer losses or affect our ability to sell our products and could have a material adverse impact on our business, results of operations and financial condition or cause our products to be less attractive to customers than those of our competitors. The company seeks to minimize these risks by obtaining an adequate product liability insurance coverage.

We face risks relating to our contractual and statutory warranties.

We grant comprehensive contractual warranties to our customers on the products we develop and sell, which typically last for 12 months and in some cases up to 36 months and in some rare cases longer. This includes, to some extent, guarantees on the performance of our products and services for contractually determined periods of time. In addition, statutory warranties also apply to our products. In the future we could be subject to substantial claims under warranties, especially in the case of an unexpectedly large volume of product failures. As of December 31, 2022, we recognized a provision of € 1.0 million related to warranties based on historical warranty data associated with similar products and services.

Risks Related to Our Intellectual Property

We may not be able to protect our trade secrets and other confidential information.

While some of our technology is covered by patents that we own or have applied for, or is licensed under patents belonging to others, such as Corning with respect to their cold forming technology, Toppan with respect to a part of our metal mesh touch sensor technology and IMI with respect to their patent-pending 6-axis active alignment technology, much of our key technology is not protected by patents. We have devoted resources to the development of our technology, trade secrets, know-how and other unregistered intellectual property rights, however, the extent of the applicable resources may be not sufficient to cover all cases due to significant volume of the technological developments we are dealing with. In order to protect our trade secrets, know-how and proprietary information, we rely in significant part on confidentiality arrangements and invention assignment agreements with our employees, licensees, independent contractors, advisers, resellers and customers. We have not entered into confidentiality arrangements or invention assignment agreements with all of our past and present employees, licensees, independent contractors, advisers, resellers and customers. This exposes us to the risk that these persons could claim that we use or infringe on their intellectual property rights as well as the risk that these persons disclose or use some of our know-how. Even when we have entered into such an agreement, these arrangements may be difficult and costly to enforce and may not be effective to convey ownership of inventions, may not be effective to prevent willful or unintentional disclosure of confidential information, including trade secrets or may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Also, effective trade secret and know-how protection may not be or, due to changes in trade secret or employment law, may no longer be available in every country in which our services are available or where we have employees or independent contractors. In addition, if others independently discover trade secrets and proprietary information we would not be able to assert trade secret rights against such parties. Because we cannot legally prevent one or more other companies from developing similar or identical technology to our unpatented technology, it is likely that, over time, one or more other companies will be able to replicate our technology, thereby reducing the technological advantages we believe we possess today. Our customers, including certain licensees who are also our competitors, could misappropriate our intellectual property. If we do not adequately protect our technology or are legally unable to do so, or are unable to develop new technology that can be protected by patents or as trade secrets, we may face increased competition from other companies using technology similar to ours, which may adversely affect our business, financial condition and results of operations.

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

Furthermore, patents are jurisdictional in nature and, therefore, only protect us in certain markets, rather than globally. In addition, patents and some other intellectual property rights are only granted for a limited period of time and our ability to compete may suffer from the expiration of some of these rights.

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

Many of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees and consultants in connection with their work are subject to the provisions of the German Act on Employees’ Inventions, which regulates the ownership of, and compensation for inventions made by employees. Under this Act, an employer may generally demand rights to an invention made by an employee and is deemed to have done so if the employer does not “release” the invention within four months after the employee gives notice of the invention. The employer must pay appropriate consideration, generally in the form of a single payment or royalties on the future revenue derived from such invention, and this might have to be revised, if the circumstances on which the calculation of the consideration was based change so significantly that the previous agreement becomes unacceptable for one side. Disputes can occur, and have occurred, between our current or former employees pertaining to alleged violations of the Act on Employees’ Inventions. Any such actions may be costly to defend and may take up our management’s time and efforts whether or not we ultimately prevail in the dispute. If we are required to pay additional compensation or face other disputes under the Act on Employees’ Inventions, our business, financial condition and results of operations could be adversely affected.

Obtaining and maintaining our intellectual property protection depends on compliance with various procedural, documentary, payment and other requirements imposed by governmental agencies, and our patent and other intellectual property protections could be reduced or eliminated if we fail to comply with these requirements.

Periodic maintenance fees on any issued patent, trademark, design and utility model are due to be paid to the patent authorities and intellectual property agencies in countries in which we currently hold such rights (such as the U.S., Germany and European Union, Japan, Taiwan, China, South Korea and Canada), in several stages over the lifetime of these rights. The U.S. Patent and Trademark Office and various other governmental agencies worldwide require compliance with a number of procedural, documentary, fee payment and other similar provisions during the application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our exclusive licensors fail to maintain the patents and patent applications covering our products and processes, our competitive position would be adversely affected.

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

We may not be able to manage the expansion of our operations effectively in order to achieve growth.

We have expanded our operating capacity significantly in recent years, including relocating our headquarters and one of our manufacturing facilities to Nuremberg, Germany in April 2018 and installing a new production line in 2020. In October 2020, we started to build a new production facility near our headquarters in Nuremberg to build display assemblies for automotive end customers based on cold form technology in connection with a customer project and started mass production in 2022. In 2021, we incorporated VIA optronics (Philippines), Inc. for design and development of camera solutions in order to strengthen our global presence and meet our strategic needs of implementing a profit generating value chain across all of our facilities and business segments. We have spread out our engineering, marketing, and services staff across multiple geographies in order to support new development, marketing and service activities to meet the needs of both new and existing customers. Our ability to successfully maintain our development, marketing, organizational capabilities and service efforts is not guaranteed, and if we are not able to successfully maintain such efforts, our ability to grow our business as intended may be hindered, which could adversely affect our business, financial condition and results of operations. If we do not make these expansions, in time, volume or quality, we may be unable to grow our business as quickly as we aim to and may be unable to get design wins for certain customer projects, such as the manufacturing of large displays in capacities that exceed what we are currently capable of producing. If we are unable to improve and increase automation of production, we may be unable to improve the scaling of our margin. We anticipate that further development of our infrastructure and an increase in the number of our employees will be required to achieve the planned broadening of our product offerings and client base and our ongoing international growth. Failing to adequately upgrade our production infrastructure, including increasing automation of our manufacturing process, maximizing our production capacity, could have a negative impact on our ability to satisfy our customers’ orders and could adversely affect our results of operations.

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

We may not be able to effectively manage the expansion of our workforce in order to support our growth.

Because our products are often designed in close collaboration with our customers, our manufacturing and production teams, along with our sales and research and development personnel, are often actively involved in multiple stages of our customers’ product design, development and production processes. As our business continues to grow, we intend to expand our operations within these groups over the next several years, including cold forming production and improvement in automation in our facilities in Germany and Japan. To support these upgrades and enhancements, we intend to increase our engineering, marketing and services staff in multiple geographies in order to support new development, marketing and service activities to meet the needs of both new and existing customers. We may not be able to successfully manage this expansion if we are not able to hire, retain, or accurately predict the size, skills or experience of the workforce needed to increase and support such efforts. Due to significant lengthiness of the recruiting process for different locations and skill levels, which can last from months to over a year, the plans for the sufficient workforce needed are to be identified far in advance, allowing the required recruiting effort to start timely. Insufficient skill and labor force can have severe short- and long-term consequences for a company. If we fail to successfully increase our development, marketing, organizational capabilities and service efforts, we may not be able to grow our business as intended, which would adversely affect our results of operations.

Our operations could suffer if we are unable to attract and retain key management or other key scientific or other personnel.

Our success depends on the continued service and performance of our senior management and other key personnel, including personnel provided by Toppan in connection with our subsidiary, VTS. Our senior management team, particularly our CEO, Roland Chochoiek, is crucial to the global management of our business and operations, as well as to the development of our strategy and our technology. Relating to the departure of Mr. Eichner, founder and former CEO, the company is currently in a reorganization phase focused on the optimization of the organization including senior management, streamlining internal processes and increasing our margin and profitability. The success of the reorganization depends on our ability to attract and retain key management and skilled experts. Members of our senior management team may resign at any time, even though they have service agreements with us. High demand exists for experienced senior management and other key personnel in our industry, and there can be no assurance that we will be able to retain such senior management or key personnel, which could disrupt and has in the past disrupted our business.

For example, in 2023, we experienced significant turnover in our senior management team and in the finance department, including the appointment of a new Chief Executive Officer, the investigation into the conduct of our previous Chief Executive Officer, the abrupt departure of our Chief Financial Officer due to medical reasons and appointment of an interim Chief Financial Officer. These events have disrupted our business operations and impacted the ability of management to complete and file the annual report on Form 20-F 2022. This can adversely impact our share price, our results of operations, and our customer relationships and may make recruiting for future management positions more difficult. When we experience management turnover, we must successfully integrate any newly hired or promoted management personnel within our organization in a timely manner in order to achieve our operating objectives. New strategic initiatives directed by these senior managers may take time to yield positive financial results, and there can be no guarantee they will be successful. The implementation of the more margin related growth, driven by several measures and initiatives under our new CEO Mr. Chochoiek, may take a longer than anticipated period of time. If our new senior managers do not perform up to expectations, we may experience declines in our financial performance and/or delays or failures in achieving our long-term growth strategy.

We have identified material weaknesses in our internal controls over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remediate our material weaknesses, we may not be able to report our financial results accurately or to prevent fraud.

Our management is responsible for establishing and maintaining internal controls over financial reporting, disclosure controls, and complying with the other requirements of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes Oxley Act”), and the rules promulgated by the SEC thereunder. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with international financial reporting standards. Our independent auditor did not perform an independent assessment of the effectiveness of our internal controls. Any testing conducted by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected by the company’s internal controls on a timely basis.

Our management have concluded that our internal control over financial reporting was not effective for the fiscal year 2022 because we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. For a description of the material weaknesses identified, as well as management’s remediation plans and actions to date, see “Item 15. Controls and Procedures.”

While we are taking steps to remediate the material weaknesses, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Additionally, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations.

Further, we anticipate that the process of maturing our accounting and financial functions and infrastructure will result in additional costs, including professional fees and internal costs. Any disruptions or difficulties in implementing or using such a system could adversely affect our controls and harm our business. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management’s attention. Finally, if we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, investors could lose confidence in our reported financial information and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

Political events, trade sanctions, war, terrorism, public health issues, natural disasters and other circumstances could have a material adverse effect on our financial condition and operating results.

War, terrorism, geopolitical uncertainties, public health issues (including but not limited to the COVID-19 pandemic), trade sanctions and other business interruptions (e.g. the closure of the Suez Canal) have caused and could cause damage or disruption to international commerce and the global economy, and thus could have a strong negative effect on our business and our suppliers, logistics providers, contract manufacturers and customers. Our business operations are subject to interruption by natural disasters, fire, power shortages, nuclear power plant accidents, terrorist attacks, wars and other hostile acts, labor disputes, public health issues, and other events beyond our control. Such events could also decrease demand for our products, make it difficult or impossible for us or our contract manufacturers to make and deliver products to our customers or receive components from our suppliers, and create delays and inefficiencies in our supply chain. Major public health issues, including pandemics, can cause, and in the case of the COVID-19 pandemic, have caused, our business to be negatively affected by, for example, more stringent employee travel restrictions, additional limitations in freight services, governmental actions limiting the movement of products between regions, delays in production ramps of new products, and disruption in the operations of our contract manufacturers and suppliers. Certain critical business operations, including certain of our suppliers and contract manufacturers, are in locations that could be affected by natural disasters. In the event of a natural disaster, losses, significant recovery time and substantial expenditures could be required to resume operations and our financial condition and operating results could be materially adversely affected. In addition, the armed conflicts involving Russia and Ukraine or the ongoing tensions in the Taiwan region may have direct and indirect effects on global economic conditions and the stability of global financial markets, which could also have a material adverse effect on our business, financial condition and results of operations.

We may undertake further mergers, acquisitions or investments to diversify or expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers, acquisitions or investments.

In May 2021, we acquired Germaneers GmbH, a high-tech engineering company focusing on automotive system integration and user interfaces. In the same year we established a new Asian company VIA optronics (Philippines), Inc. with the focus on expansion of our camera business. As part of our growth and product diversification strategy, we intend to continue to evaluate opportunities to acquire or invest in new or existing businesses, intellectual property or technologies. We also intend to expand the breadth of markets we can address and enhance our technical capabilities by adding capabilities or technology that we do not have in-house. We may seek to complement our organic growth by acquiring new technologies or personnel, including by acquiring other companies or assets adding value to our service offerings, particularly by enhancing our interactive solutions for automotive and/or industrial/specialized markets relating to sensor technologies.

Mergers, acquisitions or investments that we have entered into and may enter into in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including, among others:

●	problems integrating the acquired operations, technologies or products into our existing business and products;

●	diversion of management’s time and attention from our core business;
●	conflicts with joint venture partners;
●	adverse effect on our existing business relationships with direct or indirect customers;
●	need for financial resources above our planned investment levels;
●	failures in realizing anticipated synergies;
●	difficulties in retaining business relationships with suppliers and customers of the acquired company;
●	risks associated with entering markets in which we lack experience, including entering markets that ultimately prove to be unprofitable or incompatible with our technology;
●	potential tax risks associated with acquiring companies or assets;
●	potential loss of key employees of the acquired company;
●	potential write-offs of acquired assets; and
●	potential risks associated with transparency, quality, and reliability of financial information of businesses we acquire.

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

We intend to continue to make investments to support the growth of our business and may require additional funds to respond to business challenges, including the need to complement our growth strategy, increase market share in our current markets or expand into other markets, or broaden our technology, intellectual property or service capabilities. Accordingly, we may require additional investments of capital from time to time, and our existing sources of cash and any funds generated from operations may not provide us with sufficient capital. For various reasons, including any non-compliance with existing or future lending arrangements, additional financing may not be available when needed, or may not be available on terms favorable to us. If we fail to obtain adequate capital on a timely basis or if capital cannot be obtained on terms satisfactory to us or in an amount or manner permitted by any restrictive covenants contained in lending or other arrangements in place as of such time, we may not be able to achieve our planned rate of growth, which will adversely affect our business, financial condition and results of operations. The impact from interest rates is driven by higher interest rates for short-term loans, which is partly offset by higher interest rates for fixed deposit accounts.

This risk concerns the Group and the local level. In 2022, we maintained working capital facilities with different international financial institutions with seven Chinese banks among them. The first working capital facilities with local Chinese banks date back to 2015. As with any financing vehicle there is the risk of a denied extension or termination before maturity which would cause liquidity constraints and limit our growth potential. Moreover, alternative facilities may or may not be available. Our intercompany invoicing and consequently our pricing may not be accepted by local tax authorities which may lead to additional tax charges. In such case, our deposit-free custom logbook with the Chinese tax authorities may be at risk. As we are an emerging growth company, liquidity is important to sustain our operations and to support future growth. Therefore, any constraints or limitations on cash supply may endanger our operations.

The manufacture, supply and shipment of our products and related product costs are dependent upon effective logistics management of our global supply chain and any failure to manage these logistics could increase our costs, negatively impact our relationships with our customers and have a material adverse effect on our revenues and profitability.

The manufacture, supply and shipment of our product offerings involve multiple parties within a global supply chain, including raw material providers and component and module manufacturers who provide inputs such as cover lenses, display housing, backlights and related components. Managing the cost of logistics related to our supply chain is critical to our ability to sell our products at competitive prices. For example, long leadtimes to acquire necessary supplies, and fluctuations in the cost or time required to route components (e.g. bonding materials and touch sensors) among our production facilities in Germany, China and Japan could have a material impact on the cost of our products. In particular, inefficient planning of transport routes to individual customers has a negative impact on the cost of our products and is affected by external factors. This has a lasting negative effect on our logistics costs. We may be unable to manage the logistics of our global supply chain effectively, which may hinder us from meeting customer demands or could cause our logistics costs to increase. Any of these developments could have a material adverse effect on our revenues and profitability.

We utilize limited numbers of distributors to market certain of our products and solutions in the name of the company, and they may not be successful in doing so.

We maintain strategic relationships with some distributors, mostly in the Asian market, to market certain of our products and solutions and support certain functionality. Our current and possible future distributors may not be aware of all the specifications and production process steps and may not be efficient in promoting our business in their area. If we are unsuccessful in establishing or maintaining the full scope of relationships with our distributors or if our distributors are unable to successfully market our products, our ability to compete in the marketplace, to reach new customers and geographies or to grow our revenue could be impaired and our operating results could suffer. There is a potential risk that we are not able to train our sales partners in an adequate form and promote their sales efforts and measures in a targeted enough manner.

We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.

We rely on our information technology, or IT, systems to manage numerous aspects of our business and provide analytical information to management. Our IT systems allow us to efficiently manage development projects, purchase products from our suppliers, provide procurement and logistic services, ship products to our customers on a timely basis, maintain cost-effective operations, provide historical and projected financial reports, comply with fiscal and regulatory requirements, and provide services to our customers. Our IT systems are an essential component of our business and growth strategies, and a disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. Although we take steps to secure our IT systems, including our computer systems, intranet and internet sites, email and other telecommunications and data networks, the security measures we have implemented have in the past not always been fully effective. The main risk is represented by cyber security concerns, including hacker attacks and fishing threads, which can cause significant financial damage, loss of data and disable the company from operating in some areas. Beside this thread, our systems may be vulnerable to, among other things, damage and interruption from power loss, including as a result of natural disasters, computer system and network failures, loss of telecommunication services, operator negligence, loss of data, security breaches, denial of service attacks, computer viruses and other disruptive events. Any such disruption could adversely affect our reputation, brand and financial condition.

Further on, the IT systems represent the cornerstone of the efficient operating ability of the different systems in the company. In the current world, we rely heavily on modern technology to achieve performance excellence. If our IT appliances do not have the ability to support daily operations effectively and operate as a unified ERP (“Enterprise-Resource-Planning”) system, the inefficiencies, mistakes, delays of data processing and generation are inevitable. Missing investments in the up-to-date IT systems represent the operational disadvantage and would harm our ability to act productively and surpass the competition.

Some of our employees are employed subject to local laws that are less favorable to employers than the laws of the United States.

A large portion of our employees are employed in countries in which employment laws provide greater bargaining or other rights to employees than the laws of the United States. Such favorable employment rights require us to expend greater time and expense in making changes to employees’ terms of employment or making staff reductions, and to work collaboratively with the legal representatives of the employees to effect any changes to labor arrangements. As of December 31, 2022, we had approximately 861 persons working for us under employment, service and secondment agreements, and agreements with external dispatch firms, including 58 employees from Toppan providing services to VTS pursuant to secondment agreements and the Business Assistance Agreement and 33 workers dispatched to VTS from professional dispatch firms.

In Germany, where our headquarters are located, there is a strong legislation to support workers. Our employees in Nuremberg, Germany, have established a works council in the second half of 2020 comprising of nine members. Since the establishment of the works council, we are subject to information, consultation and cooperation obligations. For example, any proposed changes in the collective working conditions, staff changes and restructuring efforts we may pursue in the future are subject to consultation with, and eventual approval by the works council, to the extent our employees in Nuremberg are affected. We cannot rule out that some of our employees are, or will become in the future, also members of unions or will decide in the future to establish works councils at any of our other locations, in which cases we would be subject to information, consultation and cooperation obligations towards such further works councils or unions as determined by the relevant applicable laws. The limits of the local laws to which we are subject, including whether our employees decide to become members of unions or establish additional works councils at other locations, may limit management’s flexibility in making changes to elements of our business that concern our workforce. Further, any significant dispute with our employees could result in a significant disruption of our operations or higher ongoing labor costs.

Labor disruptions could materially adversely affect our business, financial condition and results of operations.

Although we believe that we have a good working relationship with our employees, a strike, work stoppage, significant dispute with our employees or fall out of the key employees due to illness or quitting could result in a significant disruption of our operations or higher ongoing labor costs. While we have not experienced any material work stoppages at any of our facilities, any unexpected stoppage or slowdown could cause material interruptions in manufacturing or other areas, and we cannot assure you that alternate qualified capacity would be available on a timely basis, or at all. As a result, labor disruptions at any of our facilities could materially adversely affect our business, financial condition and results of operations.

Workplace accidents could result in substantial remedial obligations and damage our reputation.

We have had, and may in the future experience, workplace incidents or even accidents. Accidents or other incidents that occur at our facilities and involve our personnel or operations could result in claims for damages or governmental remedial or restrictive actions against us. The amount of any cost, including fines or damage payments, that we might incur under such circumstances could substantially exceed any insurance we have to cover such losses. Any of these events, alone or in combination, could have a material adverse effect on our business, financial condition and results of operations and could adversely affect our reputation.

We may become involved in litigation and regulatory proceedings, including relating to intellectual property infringement, which could require significant attention from our management and result in significant expense to us and disruptions in our business.

We have been and may become involved in lawsuits and/or regulatory actions relating to our business, such as commercial contract claims, employment claims or other examinations and investigations. Some of these proceedings may claim significant damages or cause reputational harm. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any proceeding. An unfavorable outcome could materially adversely affect our business, financial condition and results of operations or limit our ability to engage in certain of our business activities. In addition, regardless of the outcome of any litigation or regulatory proceeding, any proceedings are often expensive, time-consuming and disruptive to normal business operations and require significant attention from our management. The costliest claims can be the proceedings related to the intellectual property rights.

This area has special focus for us since the technology and expertise are the moving vehicle of our entrepreneurial success and our key market asset.

Risks Related to Our International Operations

Our business activities and international expansion activities outside of Germany and the European Union subject us to various risks and our failure to manage these risks could adversely affect our results of operations.

Our business is subject to a wide range of risks associated with doing business globally. Our sales outside of the European Union represented 97.0%, 95.6 % and 97.6 % of our total revenue in 2022, 2021 and 2020, respectively. One element of our growth strategy is to pursue opportunities for our business in several areas of the world, any or all of which could be adversely affected by the risks set forth below, or the risks of which we are currently unaware.

Accordingly, we face significant operational risks as a result of doing business internationally, such as:

●	fluctuations in foreign currency exchange rates;
●	potentially longer sales and payment cycles;
●	potentially greater difficulties and delays in collecting accounts receivable;
●	potentially adverse tax consequences;
●	challenges in providing solutions across a significant distance in different languages and among different cultures;
●	different, complex and changing laws governing intellectual property rights, which in certain countries sometimes afford reduced protection of intellectual property rights;
●	difficulties in staffing and managing foreign operations, particularly in new geographic locations;
●	restrictions imposed by local labor practices and laws applicable to our business and operations;
●	rapid changes in government, economic and political policies and conditions, political or civil unrest or instability, terrorism or pandemics (including but not limited to the COVID-19 pandemic) and other similar outbreaks or events;
●	operating in countries with a higher incidence of corruption and fraudulent business practices;
●	seasonal reduction in business activity in certain parts of the world;
●	costs and difficulties of customizing products for foreign countries;
●	compliance with a wide variety of complex foreign laws, treaties and regulations;
●	transportation delays and long lead-times, which may require us to increase inventory levels in order to meet customer demand in a timely fashion;
●	tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and
●	becoming subject to the laws, regulations and court system of multiple jurisdictions and many other operational risks.

Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and adversely affect our results of operations.

Our international operations pose currency risks, which may adversely affect our operating results and net income.

Our operating results may be affected by fluctuations in currency exchange rates and our ability to effectively manage our currency transaction and translation risks. Our business in terms of purchases and sales is mainly processed in U.S. dollar, which is the functional currency of three of our group entities. The functional currencies of our remaining group entities are processed in their local currencies. We use Euro as the group reporting currency. As we realize our strategy to further expand internationally, our exposure to currency risks will increase. We do not manage our foreign currency exposure in a manner that would fully eliminate the effects of changes in foreign exchange rates. Therefore, changes in exchange rates between these foreign currencies and the Euro will affect our revenue, cost of goods sold and operating expenses and margins, and could result in exchange losses in any given reporting period.

We incur currency transaction risks whenever we enter into either a purchase or a sale transaction using a different currency from the currency in which we receive revenue. In such cases, we may suffer an exchange loss because we did not engage in any currency forward contracts, options, swaps or other instruments to address this risk.

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

These arrangements require us to make judgments with which tax authorities may disagree, potentially resulting in the assessment of material additional taxes, penalties, interest or other charges to resolve these issues. There is a specific risk that our transfer pricing guidelines in particular, may lead to conflicts with local tax authorities, which might not accept the resulting transfer prices in all countries.

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

German corporate income tax, trade tax and VAT tax audits for the years 2015 until 2018 are still ongoing. None of the group companies has been subject to tax audits in the U.S., Japan, Philippines or in Taiwan.

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

We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, an ADS holder’s only opportunity to achieve a return on their investment is if the price of the ADSs appreciates.

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

Holders of ADSs are not treated as our shareholders, unless they withdraw the shares underlying the ADSs from the depositary. The depositary is the holder of the shares underlying the ADSs. Holders of ADSs, therefore, do not have any rights as shareholders of our company, other than the rights that they have pursuant to the deposit agreement.

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

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75 % or more of its gross income for such year consists of certain types of “passive” income or (ii) 50 % or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. In addition, a non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

Based on an analysis of our gross income and gross assets for the taxable year ending December 31, 2022, we believe that we were not a PFIC for the taxable year ended December 31, 2022. However, we have not determined whether or not we were a PFIC for the taxable year ended December 31, 2023 and no assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

In the event, we were treated as a PFIC, U.S. holders (as defined in “Item 10. Additional Information – E. Taxation – U.S. Taxation”) of the ADSs could be subject to adverse U.S. federal income tax consequences. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, as well as certain elections that may be available to U.S. shareholders, see the section of this annual report titled “Item 10. Additional Information – E. Taxation – U.S. Taxation – Additional United States Federal Income Tax Consequences – PFIC Rules”.

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

Two shareholders hold approximately 66 % of our outstanding ordinary shares (including ordinary shares represented by ADSs) and our largest shareholder, Coöperatief IMI Europe U.A., holds approximately 50 % of our ordinary shares (including ordinary shares represented by ADSs). Cooperatief IMI Europe U.A. has effective control over the outcome of all matters requiring shareholder approval, including elections of members of our Supervisory Board, amendments to our organizational documents and the approval of any merger, spin-off, sale of assets or other major corporate transaction. We are eligible to be treated as a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. Under these corporate governance standards, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirements that:

●	a majority of its board of directors consist of “independent directors” as defined under the rules of the New York Stock Exchange;
●	its director nominees be selected, or recommended for its board of directors’ selection by a nominating/governance committee comprised solely of independent directors; and
●	the compensation of its executive officers be determined, or recommended to the board of directors for determination, by a compensation committee comprised solely of independent directors.

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

Under German law and according to our articles of association, an increase of our share capital requires a resolution passed at our shareholders’ meeting with both a simple majority of the share capital represented at the meeting, unless a capital increase can be executed using the authorized capital of the company. A capital increase from authorized capital requires a resolution of the Management Board to such effect and the approval of the Supervisory Board. The aggregate nominal amount of the authorized capital created by the shareholders may not exceed one-half of the share capital existing at the time of registration of the authorized capital with the commercial register and the authorized capital may only be created for a period of up to five years. In addition, every holder of ordinary shares is generally entitled to subscription rights (commonly known as preemptive rights) relating to any new shares issued in connection with a capital increase in proportion to the number of shares he or she holds in the corporation’s existing share capital, and a minimum subscription period of two weeks must be provided for the exercise of such subscription rights, although holders of ordinary shares may resolve to exclude subscription rights under certain circumstances. Given these and other restrictions under German law, it may be difficult for us to access capital markets quickly to raise additional capital that may be needed to fund our operations. See “Item 10. Additional Information – B. Memorandum and Articles of Association”.

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

convertible bonds or bonds with warrants attached and the dissolution of the German stock corporation apart from insolvency and certain other proceedings, require the vote of a 75 % majority of the capital represented at the relevant shareholders’ meeting (Hauptversammlung). Therefore, the holder or holders of a blocking minority of more than 25 % or, depending on the attendance level at the shareholders’ meeting, the holder or holders of a smaller percentage of the shares in a German stock corporation may be able to block any such votes, possibly to our detriment or the detriment of our other shareholders.
●	As a general rule under German law, a shareholder has no direct recourse against the members of the Management Board (Vorstand) or Supervisory Board (Aufsichtsrat) of a German stock corporation in the event that they have breached their duty of loyalty or duty of care to the German stock corporation. Apart from insolvency or other special circumstances, only the German stock corporation itself has the right to claim damages from members of the Management Board or the Supervisory Board. A German stock corporation may waive or settle such damage claims only if at least three years have passed since the violation of a duty occurred and the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the share capital represented at such meeting, unless a minority holding, in the aggregate, 10 % or more of the German stock corporation’s share capital objects to the shareholder resolution approving the waiver or settlement and has its objection formally recorded in the minutes of the shareholder meeting by a German civil law notary.
●	Holders of ADSs are not treated as shareholders of the company. See “Item 10. Additional Information – B. Memorandum and Articles of Association”.

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

In the event that the ADSs do not qualify as ADRs under the ADR Tax Circular (both as defined in “Item 10. Additional Information – E. Taxation – German Taxation of ADSs – General”), the U.S. and German tax consequences of acquiring, owning and disposing of the ADSs applicable to U.S. treaty beneficiaries (as defined in “Item 10. Additional Information – E. Taxation – German Taxation of ADSs – Taxation of Non-German Resident U.S. Holders”) and German tax resident holders of ADSs could differ significantly from the U.S. and German tax consequences described in “Item 10. Additional Information – E. Taxation”. The qualification of the ADSs for German tax purposes in this case is uncertain. In particular, in the event that the ADSs fail to qualify as ADRs, U.S. treaty beneficiaries and German tax resident holders of ADSs could be subject to adverse U.S. and German tax consequences, respectively, which could include the following: (i) the U.S. treaty beneficiaries will not be entitled to claim a refund of the portion of the otherwise applicable 26.375 % German withholding tax on dividends relating to the ADSs that exceeds the applicable Treaty (as defined in “Item 10. Additional Information – E. Taxation – German Taxation of ADSs – Taxation of Non-German Resident U.S. Holders”) rate and (ii) the German tax resident holders will not be entitled to any tax exemptions in relation to dividends and capital gains relating to the ADSs (see “Item 10. Additional Information – E. Taxation – German Taxation of ADSs – Taxation of German Resident Holders”).

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

We have production sites and other operations in locations subject to natural occurrences such as severe weather and geological events that could disrupt operations. A natural disaster that results in a prolonged disruption to our operations, including any natural disaster that prevents us from fulfilling orders, requires us to restore the business location or which causes the loss of customer qualification of certain production facilities, may cause us to suffer damage to our reputation and may adversely affect our results of operations and financial condition.

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

In the ordinary course of business, we have been, and in the future may be, subject to various product and non-product related claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of our commercial operations, including litigation related to defects in our products. There may be contracts signed by the company with suppliers or customers that are not fully covered by our insurance. The potential lack of total coverage of existing contract liability issues may harm our financial situation and lead to serious financial damage. Possible damages may occur during the production process and later in the field.

We maintain insurance to cover potential exposures; however, our insurance coverage is subject to various exclusions, self-retentions and deductibles, may be inadequate or unavailable to protect us fully, and may be canceled or otherwise terminated by the insurer.

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

As with all enterprise information systems, our systems, which contain critical information about our business (including intellectual property and confidential information of our customers, vendors and employees), could be penetrated by outside parties` intent on extracting information, corrupting information, or disrupting business processes.

Despite our efforts to protect sensitive information and confidential and personal data and to comply with and implement data security measures, such as intensive internal cyber security awareness measures, our facilities and systems may be vulnerable to security breaches and other data loss, including cyber-attacks. It is not possible to predict the impact on our business of the future loss, alteration or misappropriation of information in our possession related to us, our employees, former employees, customers or suppliers. Depending on their nature and scope, these threats could potentially lead to improper use of our systems and networks, manipulation and destruction of proprietary or key data or product non-compliance. Unauthorized access and breaches of our security measures could disrupt our business operations and could result in failures or interruptions in our computer systems and in the loss of assets (including our intellectual property and confidential business information). Such breaches could also result in inadvertent disclosure, or unapproved dissemination of proprietary, sensitive or confidential information about the company, our employees, our vendors, or our customers and could result in litigation, violations of various data privacy regulations in some jurisdictions, and also potentially result in liability to us. This could damage our reputation, or otherwise harm our business, financial condition, or results of operations. Additionally, the devotion of additional resources to the security of our information technology systems in the future could significantly increase the cost of doing business.

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

We are subject to a number of environmental, health and safety laws and regulations that have become more stringent over time. More vigorous enforcement of current environmental, health and safety requirements by regulatory agencies, the enactment of more stringent laws and regulations or other unanticipated events may result in the identification of presently unidentified environmental conditions, or liabilities of which we are currently unaware. The results of these environmental conditions or liabilities could restrict our ability to use or expand our facilities, require us to incur additional expenses or require us to modify our manufacturing processes or the contents of our products. This could have a material adverse effect on our reputation, business, financial condition and results of operations.

As a public company, we are subject to additional regulatory compliance, including Section 404 of the Sarbanes-Oxley Act. Any failure to comply could have a significant and adverse effect on our business and reputation.

As a public company and for as long as we are an “emerging growth company” under the Jumpstart Our Business Startups Act, or the JOBS Act, we are eligible to take advantage of exemptions from various reporting requirements. See “– We are an “emerging growth company”, as defined in the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors” for more information. Section 404(a) of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, requires that management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently, will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an emerging growth company. As a result, for so long as we are entitled to avail ourselves of such relief or exemptions, we will not obtain an independent assessment of the effectiveness of our internal controls which could detect problems that our management’s assessment might not and our management cannot guarantee that our internal controls and disclosure controls will prevent all possible errors or all instances of fraud. Once we cease to be an emerging growth company, Section 404(b) requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting. If we are not able to establish and maintain an effective system of internal controls and otherwise implement the requirements of Section 404(b) in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC.

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

There is a risk that we will not become able to conclude that our internal control over financial reporting is effective as required by Section 404, which could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. Based on such evaluation, due to the material weaknesses in our internal control over financial reporting described below, our chief executive officer and our chief financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2022. As a result, the market price of the ADSs could be negatively affected, and we could become subject to investigations by the New York Stock Exchange, the SEC or other regulatory authorities, which could require additional financial and management resources, and have a significant and adverse effect on our business and reputation.

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

There is no guarantee that we will be able to implement adequate internal controls over financial reporting in a timely manner, or at all. Consequently, we may be unable to detect and react to risks arising in the course of our business. In addition, any failure to establish or maintain an effective system of internal controls over financial reporting could limit our ability to report our financial results accurately and in a timely manner or to detect and prevent fraud. VIA management assessed and determined ICFR is not effective; however, additional material weaknesses may be identified when our auditors are required to report on our ICFR.

An inability to adapt our internal controls over financial reporting as well as our reporting and risk management procedures to the requirements of a public company could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have incurred increased costs as a result of operating as a public company, and our management has been required to devote substantial time to new compliance initiatives and corporate governance practices. As a public company, and particularly if and when we were to lose our status as an emerging growth company in the future, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Our failure to maintain compliance with the NYSE’s continued listing requirements could result in the delisting of our ADSs.

Our ADSs are listed on the New York Stock Exchange (the “NYSE”). In order to maintain this listing, we need to comply with the rules applicable to foreign private issuers, which include the satisfaction of minimum financial and other requirements. Our inability to comply with the applicable rules of the NYSE may lead to the delisting of our shares.

On December 15, 2023, we received notice (the “Delisting Notice”) from the NYSE that because the average per share closing price of our listed shares over a 30 consecutive trading-day period as of December 15, 2023was below $1.00 (the “Minimum Price Requirement”), we were not in compliance with Section 802.01C of the NYSE’s Listed Company Manual.

Pursuant to Section 802.01C, we have a period of six months following the receipt of the Delisting Notice to regain compliance with the Minimum Price Requirement. In accordance with the NYSE’s rules, we notified the NYSE within 10 business days of our intent to cure the deficiency. We may regain compliance with the Minimum Price Requirement at any time during the cure period if, on the last trading day of any calendar month during the cure period, or on the last day of the cure period, our listed shares have (i) a closing share price of at least $1.00, and (ii) an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month or on the last day of the cure period, as applicable. The Delisting Notice has no immediate impact on the listing of our ADSs, which will continue to be listed and traded on the NYSE under the symbol “VIAO” during this period, subject to our compliance with the other continued listing requirements of the NYSE. Failure to satisfy the conditions of the cure period or to maintain other listing requirements could lead to delisting.

Additionally, on May 17, 2023, we received an expected notice from the NYSE stating that we were not in compliance with the NYSE’s continued listing requirements under the timely filing criteria outlined in Section 802.01E of the NYSE Listed Company Manual due to the delay in filing this annual report for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”). The NYSE informed us that under NYSE rules, we had six months from the original due date to file our 2022 Form 20-F with the SEC, and that if we failed to file our 2022 Form 20-F and all subsequent required reports by such deadline, the NYSE may, in its sole discretion, allow our shares to remain listed for up to an additional six months depending on certain circumstances. On November 15, 2023, the NYSE granted us an extended trading period through May 16, 2024, by which date we must have completed and filed the delayed 2022 Form 20-F and any subsequent delayed filings, including furnishing our half-year report for the fiscal year ended December 31, 2023 required pursuant to Section 203.03 of the NYSE’s Listed Company Manual. Failure to satisfy the conditions of the extended trading period or to maintain other listing requirements could lead to delisting.

The perception among investors that we are at a heightened risk of delisting could negatively affect the market price and trading volume of our listed shares. If our ADSs are delisted from the NYSE, the delisting could: substantially decrease trading in our ADSs; adversely affect the market liquidity of our ADSs; adversely affect our ability to issue additional securities or obtain additional financing in the future on acceptable terms, if at all; result in the potential loss of confidence by investors, suppliers, customers, strategic partners and employees and fewer business development opportunities; and result in limited news and analyst coverage. Additionally, the market price of our listed shares may decline further, and ADS holders may lose some or all of their investment.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. This may limit the information available to holders of ADSs.

We are a “foreign private issuer”, as defined in the SEC rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, members of our Management Board and Supervisory Board and our principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly-available information concerning our company than there is for U.S. public companies.

As a foreign private issuer, we are required to file an annual report on Form 20-F each year and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, we are not required to issue quarterly financial information, and, therefore, holders of ADSs will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. Our foreign private issuer status will be tested on June 30 of each year and in the future, we may lose our status. This could occur if, for instance, a majority of our shareholders of record were U.S. citizens or residents and a majority of our executive officers or directors were U.S. citizens or residents or if a majority of our assets were located in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a foreign private issuer. If we cease to be a foreign private issuer, we could be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP rather than IFRS. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost, and we would still be required to prepare financial statements in accordance with IFRS. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on United States stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

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

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act; (2) to the extent that we no longer qualify as a foreign private issuer, (a) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (b) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, including golden parachute compensation; and (3) an exemption from inclusion of critical audit matters in the auditor’s report.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our shares held by non-affiliates, or issue more than $1.0 billion of nonconvertible debt over a three-year period. We chose to take advantage of some but not all of these reduced burdens.

A further or continued slowdown in the global economy could materially and adversely affect our business, results of operations and financial condition.

A further or continued slowdown in the global economy and increased inflation levels could adversely affect demand in our markets and negatively impact the electronic products sales from which we generate our income. Continued global economic distress could also lead to a prolonged slowdown in our business, with side effects including significant decreases in orders from our customers, insolvency of key suppliers resulting in raw material constraints and product delays, inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies and counterparty failures negatively impacting our operations. In particular, a global semiconductor chip supply shortage has had, and is continuing to have, wide-ranging effects across multiple industries, particularly the automotive industry. Any such increase, supply interruption or shortage could materially and negatively impact our business, prospects, financial condition and operating results. In addition, a further or continued downturn in the economy could slow down the adoption of new technologies by our customers or cause our customers to shift their purchases to lower cost, less demanding technologies as opposed to more expensive, newer technologies we may develop. Because of such factors, we believe the level of demand for our products and projections of future revenue and operating results will be difficult to predict. If any economic downturn occurs in the future or the current economic situation worsens, our business, results of operations and financial condition may be affected materially and adversely. The ongoing increase in inflation could cause our costs for parts and components, labor costs, raw materials and other operating costs to increase, which would adversely affect our financial condition and results of operations.

In addition to supply induced price increases an accelerated inflationary environment may negatively impact our cost structure since those cost effects may not, or not fully, be transferable to market pricing. This applies to material supplies as well as to general administrative expenses and labor costs.

ITEM 4.    Information on the Company

A.    History and Development of the Company

Our business is conducted through VIA optronics GmbH, registered in the commercial register of the local court (Amtsgericht) of Nuremberg under HRB 22650, and its subsidiaries. VIA optronics GmbH was established on May 12, 2006 with an initial share capital of € 25,000. The company had its registered seat at it´s former principal office at Lettenfeldstr. 15, 90592 Schwarzenbruck, Germany. Since January 8, 2024 our principal executive offices are located at Sieboldstrasse 18, 90411 Nuremberg, Germany Telephone: +49 911 597 575 0.

Because a company in the form of a GmbH cannot be used for an initial public offering, the shareholders of VIA optronics GmbH decided to create a new company in the form of a German stock corporation (Aktiengesellschaft or AG), VIA optronics AG, to serve as a holding company for the VIA optronics group and as the vehicle issuing the ADS for the initial public offering and listing on the New York Stock Exchange. On January 4, 2019, the shareholders of VIA optronics GmbH incorporated VIA optronics AG, which was registered in the commercial register of the local court of Nuremberg under HRB 36200 on March 18, 2019 with an initial share capital of € 100,000. The shareholders of VIA optronics GmbH contributed all shares they held in VIA optronics GmbH to VIA optronics AG on June 25, 2019 by way of a contribution in kind against issuance of shares (Sachkapitalerhöhung). As a result of this contribution, VIA optronics AG became the holding company for VIA optronics GmbH and its subsidiaries.

In May 2021 we acquired Germaneers GmbH a high-tech engineering company focusing on automotive system integration and user interfaces. Germaneers has provided solutions for a range of well-known high-end original equipment manufacturers (OEMs). Refer to Note 5 of the financial statements.

In September 2021 we incorporated our new entity, VIA optronics (Philippines), Inc. (“VIA Philippines”), for design and development of camera solutions. VIA Philippines was incorporated to facilitate the integration of a camera design and development team that was previously a part of Integrated Micro-Electronics, Inc. (“IMI”), a Philippines-based company and VIA shareholder. Through a Service and Support Agreement, IMI has provided development support services through this team to the Company’s subsidiary, VIA optronics GmbH since January 2019. The Agreement was terminated on December 31, 2021 and the camera design and development team formally became a part of the group in January 2022.

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

B.    Business Overview

Our Technology

We are a leading provider of enhanced display solutions for multiple end-markets in which superior functionality or durability is a critical differentiating factor. Our customizable technology is well-suited for our target end-markets, in particular customers operating in high-end markets that have unique specifications, and in demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation. Our solutions combine our expertise in interactive display solutions, comprising a display, cover lens and potentially touch sensors, and proprietary bonding technologies. We also develop, manufacture and sell customized and application-specific metal mesh touch sensors and electrode base film materials for use in touch modules or other touch products. We continue to introduce camera modules for automotive applications as well as interactive display solutions, that leverage our expertise in display solutions and touch sensor technology. We believe that interactive display solutions will be critical to support the evolution of everyday life digital applications, such as touch- and camera-enabled consumer electronics, and the development of complex applications, such as advanced driver assistance systems. Our portfolio of offerings enables thin display assemblies and high optical clarity, which decreases power consumption and increases readability. We provide a wide range of customized display solutions, including curved display panels and solutions integrating multiple display touch assemblies under a single cover lens. In the future, we aspire to become one of the leading technology platforms for interactive display solutions in our target end-markets.

Our differentiated technologies include our proprietary silicone-based bonding material, or VIA bond plus, our patented optical bonding processes, or Max VU, display enhancement technologies, our metal mesh touch sensor technology and camera module design capabilities. Our optical bonding processes utilize VIA bond plus interactive display solutions, or DHAs, without using potentially damaging mechanical force, to eliminate air gaps and other distorting features common to conventional technologies.

Our metal mesh touch sensor technology enables high precision functionality and is based on a metal grid patterned on a transparent electrode base film that can be laminated to virtually any type, size and shape of cover lens material. In addition to our proprietary technologies and processes, we have expertise in working with collaborators to implement specialized production methods, such as cold forming technology, that enable innovation in product development. We custom-design camera modules for integration into our solutions or our customers’ end-solutions, such as driver monitoring systems. We believe our suite of differentiated technologies and our related intellectual property, engineering expertise and commercial collaborations give us a competitive edge.

●	Our customers operate in the automotive, consumer electronics and industrial/specialized applications markets.
●	Our automotive solutions can be found in the products of well-known automobile manufacturers. Our automotive applications include displays for navigation, instrument clusters, rear seat entertainment and infotainment systems and, increasingly, interactive display systems.
●	Our consumer electronic solutions can be found in the products of renowned companies. Our consumer applications include solutions for notebooks, tablets and all-in-one monitors.
●	Our industrial/specialized application solutions can be found in the offerings of well-esteemed industrial companies.
●	Our industrial/ specialized applications include touch monitors used for shopping mall directories, digital signage for advertisement inside and outside of banks, large touch-enabled digital canvases used by professional animation studios, touch displays used in classrooms, cockpit displays used in aircraft, high resolution touch enabled displays for medical applications, heat-resistant displays used by firefighters and ruggedized displays for industrial, agriculture and military operators.

As of December 31, 2022, we had over 440 projects in process, either in the acquisition, development or industrialization phase or in production, for a combination of existing and potential new customers.

For the 12 months ended December 31, 2022, we generated revenue, net loss and EBITDA of € 219.5 million, € (10.9) million and € (0,3) million, respectively. For the year ended December 31, 2021, we generated revenue, net loss and EBITDA of € 180.8 million, € (12,3) million and € (4,2) million, respectively. In our segments display solutions and sensor technologies we generated revenue of € 200.5 million and € 24.6 million for the year ended December 31, 2022 and € 154.7 million and € 30.0 million for the year ended December 31, 2021, respectively. Due to continuous ramp ups in the automotive end-market, our performance in 2022 may not be indicative of our full-year performance in 2023. We are headquartered in Nuremberg, Germany and had over 700 staff working on our sites worldwide as of December 31, 2022, including through secondment and service agreements as well as agreements with professional dispatch firms. We maintain production facilities in Germany, China and Japan and, through our subsidiaries, operate sales offices in Taiwan and the United States as well as R&D facilities in the Philippines. In both – 2021 and 2022, we served over 80 customers around the world.

Our Growth Strategy

Our goal is to become a leading provider of interactive display solutions, and related components and manufacturing services in particular to Tier-1/Tier-x suppliers and potentially to OEMs, specifically within the automotive and industrial/specialized markets, and to continue to deliver innovative products and manufacturing services to our customers in the consumer end-market. The key elements of our strategy to achieve this goal are:

Refocus on our core competencies and technologies going forward. We are primarily operating in niche segments within our key markets. Our goal is to differentiate ourselves by our innovation in processes, products and technologies, leveraging our strengths in camera, optical bonding, touch sensor, and ColdForm™ technologies as well as large sized automotive display solutions. We will evaluate new products and markets to determine where and how we can leverage our existing technologies for new markets and applications. As an example: the metal mesh touch sensor technology can be used to produce a transparent conductive film. In addition to the technology´s application in the field of touch sensors, this technology can also be applied in other fields including solar panels, RFID (Radio Frequency Identification) technology, new lighting technologies, smart windows, EMI (Electro Magnetic Interference) shielding and heating/anti-fogging applications. A joint development project has been initiated with an automotive customer, using metal mesh technology as an electrode layer, allowing us to implement new LED technology on flexible substrates for automotive interior and exterior applications. We are exploring additional applications of the metal mesh technology in other optical bonding and large sized curved display markets.

Deepen and maintain our interactive display solution capabilities. We aim to deepen our capabilities to serve as an interactive display solution provider in the automotive, consumer electronics and industrial/specialized applications markets by leveraging our core competences in the areas of product design, ColdForm™ technology, camera modules, touch functionality and other hardware components. We plan to achieve this goal by utilizing our extensive intellectual property portfolio, manufacturing know-how, optical bonding process and material know-how and metal mesh touch sensor and camera module technologies to expand our in-house technological capabilities. We also plan to expand our research and development efforts through the build-up of competence centers, increased investment in our engineering and software development activities, including the hiring of additional personnel, leveraging existing R&D capabilities globally and entering into strategic alliances.

Leverage our metal mesh technology for touch-enabled displays. We believe our metal mesh touch sensor technology is particularly well-suited for large display sizes and flexible form applications, and we intend to accelerate its broader adoption across our end-markets. Our goal is to expand our touch sensor technology beyond the consumer market by focusing on embedding metal mesh touch displays into the product offerings of new and existing automotive and industrial/specialized customers. To accomplish this, we intend to leverage our ability to produce both the electrode base film and related metal mesh touch sensors, which enables us to offer our customers both component parts as well as complete display solutions. We believe offering this optionality positions us to become a one-stop touch solutions provider. In addition, to increasingly attract higher margin solutions for automotive and industrial/specialized customers, we also intend to leverage our ability to customize our metal mesh touch sensor technology and integrate customized touch sensors into our interactive display solutions. We expect that an increasing number of these customers will adopt our in-house metal mesh display touch sensor technology as high-precision touch functionality continues to become more desired by end users. In addition to touch sensor applications, the metal mesh technology can be applied to a broad range of additional uses and contexts, as described above.

Deepen our existing customer base. We intend to expand our relationships with existing customers across our three markets – automotive, consumer and industrial/specialized – and our aim is to capture an increasing amount of their business across the technologies that we offer. Our objective is to be the supplier of choice and to service all of our customers’ needs in this space. To achieve this, we plan to continue leveraging and developing our technological capabilities, engineering talents and sales and marketing proficiency. For example, with respect to our automotive customers, we are increasingly collaborating in the early stages of the Tier-x/Tier1 and OEM design and development process on interactive display systems for car interiors, which have become, and we believe will continue to be, differentiating factors for the driver experience. We are similarly engaged at early stages with our industrial/specialized customers in order to provide them with highly customized solutions and technologies for their projects. We expect to convert these close, early-stage collaborations for higher margin solutions into even deeper long-term relationships with customers. With respect to our consumer customers, we see significant potential to increase our share of their business in the areas of display, touch and display solutions and touch panels, especially in light of the continued surge in remote working, which has further increased demand for the types of products that house our components.

Continue to expand our customer base. We intend to acquire new customers particularly within our automotive and industrial/specialized markets by re-focusing on our core competences with the intention to work with all Tier-levels. We believe we are well-positioned to further penetrate these markets given our technological expertise, our differentiated touch sensor technology, our ability to produce products for use in demanding environments, our collaboration with Corning to utilize cold forming technology, our increasing focus on developing advanced camera modules and our strong reputation within the automotive industry. We believe our technological capabilities, production know-how and research and development expertise will enable us to continue to improve our products’ functionality and performance and will facilitate our ability to develop products and enhancements, enable new applications by leveraging our core competences and expand our customer base within our core end-markets and new markets.

Industry Overview

Digital displays have become pervasive in everyday life. Technological advancements, quality improvements and cost reductions have collectively helped to make displays ubiquitous in nearly every industry. In response to the growing demand and broadening applications of display technology, optical bonding, touch sensor and camera module technologies have become critical to achieving the diverse and highly specific requirements of customers in various end-markets. These products may be offered as stand-alone products as components or may be fully integrated into an interactive display system. Advanced driver-assistance systems, or ADAS, is an example of technological innovation in the automotive industry which utilizes these integrated technologies. This trend will increase the importance of the electronic control unit and related software and applications that are included in interactive display systems, (of which our products are key components).

Optical Bonding and Display Enhancement

Optical bonding is a process in which a clear, optical-grade adhesive, such as silicone or acrylate, is placed between various components of the display module, which may include an LCD panel, touch sensor layer and cover lens, to bind the components of the display module and eliminate the presence of an air gap. It is an alternative process to the traditional method of applying an adhesive tape or material around the edge of the display, which leaves a layer of air in between the various components. Displays modules that contain an air gap generally have lower optical performance (e.g., lack of sunlight readability, lower brightness) due to reflections occurring at the internal optical surfaces of a display assembly (such as the LCD panel and cover lens). Optical bonding eliminates nearly all internal reflection due to better matching of the index of refraction of the optical surfaces. A number of benefits can be achieved by using optical bonding rather than traditional methods, such as reduced internal reflection that results in improved readability while reducing backlight power requirements, energy savings, preventing moisture and impurities from penetrating the display module assembly stack, and reducing sensitivity to shock and vibration. As a result, displays with optical bonding are generally easier to read and more durable, and facilitate a longer battery life. Optical bonding also results in a higher degree of stability of displays, which permits thinner displays to be produced. Importantly, optical bonding can be used with many types of display technologies, including the three most common types, LCD, Organic Light Emitting Diode, or OLED, and new microLED technology. As such, optical bonding is becoming the de facto standard for a wide range of display solutions. The clarity achieved with optical bonding enables readability in sunlight. In addition, our technology allows us to optimize the optical film stack, increase backlight brightness, apply film to the glass, and work with all types of surface materials such as glass or plastic in different shapes.

Touch Sensors

The global market for touch-enabled displays continues to gain significant momentum as users continue adopt the simplicity of point and touch as a mode of input. In addition, it has become less costly to integrate touch sensors directly into a display due to, among other things, decreased component costs.

First generation resistive touch sensor technology required pressure to complete a circuit between electrode layers. As a result, this legacy technology was only responsive to touch when pressure was applied by objects such as a fingertip or a stylus pen, leading to slow response time, less precision and generally an inability to respond to multiple touchpoints. The resistive touch technology is outdated and can today be found in a few industrial applications only.

The touch technology market continues to focus on projective capacitive, or PCAP, touch sensor technologies. PCAP touch screens use two transparent electrode layers that are placed between a cover lens and the display. A touch is detected when a touching object (such as a fingertip or pen) changes the capacitive field created by the combination of two electrode layers oriented on the x- and y-axes rather than by applying physical pressure to the cover lens. The electrode layers are designed in a specific pattern (typically a grid for metal mesh sensors), with the potential points of touch recognition corresponding to the number of intersections between the rows and columns contained within the grid.

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

Cameras

Cameras have been traditionally used for surveillance or viewing applications. As camera module technology has developed, cameras are also increasingly being used as sensors to detect traffic signs, people, cars and other objects. This technology depends on a clean image covering the desired viewing angle and algorithms to detect objects in the camera’s image stream. Cameras are sensitive to environmental conditions, in particular heat, but also humidity, dust, shock and vibration. Heat resistance in particular is critical to camera performance as heat impacts image quality and can disrupt the precisely designed and aligned camera lens. We custom design our camera modules to ensure proper lens alignment as a part of our production process. In addition, we use a “bare die” sensor, or an unpackaged sensor, in our camera modules. The absence of senor packaging enhances camera module performance because it allows us to achieve a smaller sensor footprint within the camera module as compared to a packaged part and also brings the thermal conductive potting material used in our module into direct contact with the sensor’s semiconductor which is more efficient for regulating temperature of the component thereby maintaining image quality and functionality. To enlarge our camera product portfolio, we announced the execution of a contract with Immervision Inc. (“Immervision”), a specialist in the design of advanced vision systems, for the design and development of a new automotive camera. We will work with Immervision to develop a specialized lens technology to customize and produce exterior automotive cameras which can be brought to market quickly while reducing non-recurring engineering costs. The new technology for the next generation cameras will enhance our camera portfolio and meet growing customer demand for a variety of field of views (FOVs). We expect these next generation cameras to be used most frequently with e-mirror and surround view applications.

Electronic Components Interfacing to the Electronic Control Unit (ECU)

The electronic control unit is a device responsible for controlling the interactive display system. All displays, camera modules and touch screens are connected to the electronic control unit. We develop hardware drivers for our components (display, touch, camera module) to achieve maximum performance. Depending on a customer’s need, we develop hardware enabling functions like hovering, gesture recognition for touch screens, glove compatibility or add commercially available components to support other functions such as object recognition.

Interactive Display Solutions

An interactive display solution is comprised of several elements: a display, cover lens and touch sensors with housing and electronics connection. The interactive display solution is part of the interactive display system, which allows the user to interact with a display and, in some cases, allows the display to observe and react to the user or other external inputs.

Our Market Opportunity

The proliferation of tablets, smartphones and other personal devices continues to increase the prevalence of displays in the consumer market, while the rising demand for dynamic visual communication, the increasing use of interactive displays and lower costs for these displays are driving the growth of displays in non-traditional verticals beyond the consumer electronics end-market. In addition, the rapid expansion of the flexible display market, the rising demand for OLED-based and microLED-based devices and the technological development of more energy-efficient and higher specification displays are emerging as key drivers of sustained display market growth.

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

The increasing demand to improve user experience, information communication and advertising are driving the proliferation of digital displays in a number of sectors such as transportation, agriculture, medical, heavy machinery, retail, education, finance, defense, avionics and marine applications. The proliferation of digital technology, decrease in product cost and increase in touch-panel size are also expanding the application of interactive, touch-enabled displays. Examples of industrial/specialized applications include touch monitors used for shopping mall directories, digital signage for advertisement inside and outside of banks, large touch-enabled digital canvases used by professional animation studios, touch displays used in classrooms, cockpit displays used in aircraft, high resolution touch enabled displays for medical applications, heat-resistant displays used by firefighters and ruggedized displays for industrial, agriculture and military operators.

Consumer electronics remain the mature foundation of the display market.

In the consumer market, tablets and notebooks remain to be a popular alternative to stationary desktops. Given the portability of these devices and their use in outdoor environments, attributes such as sunlight readability, durability, touch functionality and thin and light design remain essential. Over the last decade, consumer device displays have changed from being bulky and space-consuming to slim and bezel-less, driving the need for increasingly complex customization of display solutions.

The market is also adopting emerging technologies such as flexible display, microLED and OLED that could enable more rugged, lighter weight and even thinner display solutions, as well as give rise to novel applications, such as transparent displays. The confluence of the need for portability, increasing design customization and emerging display technologies continue to drive the demand for enhanced display solutions. As such, we believe we will continue to gain market share from conventional display solution providers.

Enhanced Display Solutions

Currently, our enhanced display solutions include display modules (so called Display Head Assemblies or DHAs) and sub-assemblies such as touch panel assemblies and LCD-touch assemblies. A DHA is a subsystem, consisting of multiple optical and electrical overlays that are designed to be combined with or integrated into another system. The component layers of our DHAs, and their subassemblies, are assembled using our proprietary Max VU optical bonding processes and can incorporate a touch panel or glass surface as desired. A touch panel subassembly consists of a cover lens and a touch sensor. An LCD subassembly includes an open cell (without backlight) LCD glass matrix and a backlight unit, or BLU, containing optical films, light guide, light source reflectors and other layers.

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

We believe our inorganic silicone-based optical bonding material offers several advantages over organic bonding materials, such as acrylates. The main disadvantages of other materials are shrinkage and yellowing due to reaction with UV light over time. Shrinkage results in, gradually deterioration of the optical bonding layer, and yellowing causes the images on displays to change color, becoming dimmer due to decreased transparency and requiring additional power consumption to compensate for the loss in optical performance. Compared to other materials, displays bonded with silicone-based materials can be repaired either during the production process or in the field without destroying the used components resulting in display assemblies that are more environmentally friendly assemblies, compared to assemblies with components that cannot be recycled or reused.

We believe VIA bond plus provides the following key benefits:

Pursuant to the terms of our Framework Collaboration Agreement with Wacker, Wacker is our main supplier of the base materials used in our VIA bond plus. We are the sole owner of the proprietary formula relating to the combination of silicon base materials used to create VIA bond plus, and the method of application of VIA bond plus to display components. We currently source all of our requirements for the silicon base materials used in our VIA bond plus from a sole supplier. We are actively working to develop alternative sources and types of materials and further develop our optical bonding processes.

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

Unlike Max VU, competing technologies typically use a wet process that dispenses a liquid adhesive onto a display, and then applies pressure to the cover lens with mechanical force to squeeze the liquid adhesive from the middle of the substrate to the edges of the display. We believe Max VU provides the following key benefits compared to bonding processes that apply mechanical force:

Max VU	Competing Technologies
• No adhesive will flow into the backlight and damage the LCD	• Liquid may be squeezed into the BLU and damage the LCD
• Superior control on bond line thickness and tolerance	• Difficult to control the amount of liquid and pressure that needs to be applied
• No sealing required, which preserves any available LCD warranty	• Sealing invalidates LCD warranty as the seal may not be capable of being removed or repaired
• No pressure or glow marks	• Pressure on LCD may cause glow marks

●	Bonding Services. We provide optical bonding manufacturing services to customers who provide us with display components they have independently defined and/or sourced from third parties. We support with component selection as required to provide customized solutions or act as contract manufacturer only.

Metal Mesh Touch Sensors

Through VTS, our majority-owned subsidiary acquired in March 2018 in which Toppan is the minority owner, we develop and manufacture a complete suite of metal mesh touch sensors and electrode base film materials for use in touch panels. A touch-enabled display requires a touch panel including a touch sensor in order to deliver the desired touch functionality. Our touch sensors utilize copper-based metal mesh technology. Metal mesh technology has been successfully introduced into the market as a replacement for legacy ITO technologies, and succeeded over other replacement technologies such as conductive polymers, Ag-nanowires and CNTs (Carbon Nanotubes). It offers several advantages, the most important of which is the higher conductivity of the metal material as compared to ITO or other alternatives. Improved conductivity enhances touch performance and enables features and functions such as use with thick cover lenses and in larger display sizes, as well as pen and glove functionality.

The images below demonstrate the structure of a metal mesh touch sensor and its flexibility

Electrode Base Film. We produce our copper electrode base films by applying a copper layer to a substrate, such as Polyethylenterephthalate, or PET, or Cyclo-Olefin-Polymer, or COP, using a sputtering process. Sputtering is a technique in which thin films of atomic material are deposited onto a substrate surface. We produce our electrode base films at our production facility in Satte, Japan on a roll-to-roll, high volume basis, which maximizes cost efficiencies. We believe that leveraging our ability to produce both the electrode base film and the related metal mesh touch sensors differentiates us from our competitors. Our ability to produce both component parts necessary to complete a metal mesh touch sensor enables us to control the supply chain, provides flexibility to develop all types of metal mesh sensors and provides our customers with production efficiencies by turning to us as a single source supplier. Additionally, our production capabilities and engineering allow us to use third-party electrode base films in our touch sensor production, which enables us to produce touch sensors using materials other than in-house made copper base-film and to mitigate potential capacity shortages in our electrode base films.

●	Touch Sensors. Each metal mesh touch sensor must be customized for the specific sensor pattern needed for the active display area of the finished display to avoid optical effects such as Mura. With our in-house design capabilities we use highly-efficient algorithms to optimize the sensor pattern. Each touch sensor requires two electrode layers (oriented on the x- and y- axes), which can be produced on two different substrates, commonly referred to as an FF structure, or on the top and bottom of a single substrate, commonly referred to as an F2 structure. F2 structures are generally preferable because they facilitate slimmer design and provide superior optical performance due to the presence of only a single substrate layer. F2 structures are also more efficient to produce because the x- and y-layers of a sensor can be produced in a single production step. FF structures are commonly used in medium, large and ultra large display sizes, whereas F2 structures are more commonly used in small and medium displays, principally within the automotive and consumer electronics products. Based on our patented patterning technology and proprietary production process, we have the ability to produce both FF and F2 structures. We believe there is currently only a limited number of companies in the market that is capable of higher volume production of metal mesh based F2 structures, and similar product and production portfolio.

Our copper-based mesh sensors are produced using a multi-step photolithography process. First, a photoresist material is applied to the copper electrode base film. Second, as the result of a UV exposure process, the sensor layout is realized on the photoresist level with the assistance of a customized photomask. Finally, a copper etching process is performed to realize the customized metal mesh sensor structure, followed by a cleaning process to remove any remaining photoresist. Our metal mesh touch sensors can be used with different types of cover lenses and in different shapes, which we believe will enable us to continue to develop touch sensors that meet future requirements of our current end-markets and new markets as well as for new fields.

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

Cameras

We also custom design camera modules using image sensors we purchase from third-party suppliers to address the fast-growing demand in the automotive and industrial/specialized markets for any kind of camera-enhanced system. Whether they are part of an ADAS system in a car, surround view for agriculture equipment or a monitoring system on a ship, we see the demand for our dynamic, advanced camera module technology rapidly increasing.

Interactive Display Solution

An interactive display system is comprised of several elements: a display, camera module and touch sensors with an ECU. We are able to design and produce displays, camera modules and touch sensors in-house and perform any related optical bonding processes necessary to manufacture the interactive display modules that are an essential part of an interactive display system. Almost all of our interactive display solutions are designed specifically for individual client projects. Components we purchase from third-party suppliers for inclusion in an interactive display system differ based on customer specifications and can include glass, display, electronic components, housing and sensors or subassemblies where commercially appropriate or requested by customer.

Cold Form Glass Collaboration with Corning

In 2019, we entered into a strategic partnership with Corning, whereby we are seeking to leverage our core competencies in the area of displays, optical bonding, and copper metal mesh touch sensor technology combined with Corning’s core competencies in the area of cold forming glass. As part of this collaboration, we are designing the production equipment used for the cold form process and in 2022 we continued working on several cold form projects with Corning. In January 2020, we initiated mass production of automotive interior curved display solutions in our Chinese manufacturing facility utilizing these technologies. In 2022, mass production continued at our new facility in Germany (ramped up in 2021) for a display assembly based on cold form technology for a leading US electric vehicle manufacturer.

Sales and Marketing

We market and sell our products and solutions primarily through our internal direct sales force, supported by outside sales representatives and distributors. Our direct sales force is organized among our four sales offices in

Germany, China, Taiwan and the United States. Our sales personnel receive substantial technical assistance and support from our internal technical marketing, product management, engineering and R&D teams. Sales frequently result from multi-level sales efforts that involve senior management, engineers, and our sales personnel interacting with our customers’ decision-makers throughout the product design, development and order process. Our customers often provide our sales force with insight into how our products will be integrated into our customers’ solutions and frequently look to us as a design partner and technical solution provider. This sales process requires us to develop strong customer relationships and to work collaboratively with our customers to fulfill their needs. The period of time from our initial contact with a prospective or current customer to the receipt of an actual purchase order (including time relating to the qualification process) depends on the end-markets and is frequently a year or even more, with such period being longer for more complex solutions such as in the automotive and industrial/specialized applications. Prospective customers often perform extensive testing before our products and solutions are incorporated into their own product offerings. This phase of our sales cycle can take several months and purchase arrangements may not be entered into until after this phase is completed.

Our customers’ product life cycles typically last multiple years, with consumer electronics being approximately 1-1.5 years, automotive being approximately 3-7 years and industrial/specialized applications being approximately 3-10+ years. With respect to metal mesh touch sensors and film produced by VTS, both we and Toppan have dedicated sales teams who provide sales services. As of December 31, 2022, we employed 42 sales and marketing professionals, with such professionals based in each of our locations. For the year ended December 31, 2022 our selling expenses totaled € 4.1 million and represented 1.9 % of revenue and for the 12 months ended December 31, 2021, our selling expenses totaled € 5.0 million and represented 2.8 % of revenue.

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

On March 23, 2018, we entered into a Share Purchase Agreement with Toppan, pursuant to which we obtained 65 % of the outstanding shares of common stock of VTS-Touchsensor Co., Ltd. from Toppan for upfront cash consideration of 211,231,000 Japanese Yen (excluding tax). The purchase price for our shares was later reduced to 168,146,444 Japanese Yen (excluding tax) in accordance with the final determination of an inventory-based purchase price adjustment provided for in the Share Purchase Agreement.

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
●	In case of a deadlock (defined as lack of resolution on a matter after consideration at two successive board meetings or shareholder meetings, as applicable, for the respective reserved matter), we may purchase the shares held by Toppan at 103 % of an agreed going concern valuation based on the price a buyer would pay for all of VTS in an arm’s length transaction (adjusted for net debt), or the Going Concern FMV, or Toppan may sell its shares to us at 97 % of such valuation.
●	In case of “material breach” of certain provisions of the Shareholders Agreement (including the board appointment and removal provisions, the lock-up restrictions, the right of first refusal, the tag-along and the restrictive covenant provisions), if the breaching party is Toppan, we may purchase the shares held by Toppan at 50 % of the Going Concern FMV, and if we are the breaching party, Toppan has the right to sell its shares to us at 150 % of the agreed going concern valuation.
●	If VTS generates net losses for three consecutive years and if the shareholders are unable to reach a viable plan for VTS, we may purchase, or Toppan may request us to purchase, Toppan’s shares in VTS at an agreed net asset valuation.
●	During a non-compete period ending on the later of (i) either shareholder ceasing to hold any shares in VTS or (ii) March 28, 2021, neither shareholder shall, directly or indirectly (i.e., through its affiliates), manufacture copper touch sensors used in touch panel modules or copper PET film used in touch panel sensors, in each case, anywhere in the world.
●	Following the expiration of the lock-up period, neither shareholder may sell its interest in VTS to a third party purchaser for value without first offering the other party a right of first refusal to acquire its interest on the same terms and conditions proposed by the third party purchaser.

In accordance with the Framework Agreement, VTS also entered into certain commercial agreements with Toppan (or its affiliate, as applicable), to obtain the necessary assets, technologies, human resources and facilities to carry on VTS’s business operations.

The material terms of these commercial agreements are as follows:

Employee Secondment Agreements:  On March 29, 2018, VTS entered into employee secondment agreements with each of Toppan and Toppan Electronics Products Co., Ltd., or TEP, a wholly owned subsidiary of Toppan, pursuant to which Toppan seconds 18 employees and TEP seconds 38 employees at two VTS manufacturing sites located in Shiga and Satte Japan. The number of employees may be changed upon request from Toppan and must be discussed by both parties. The secondment period for each secondee is set on an individual basis, with most secondees serving a three-year secondment period which ended in March 2021. The amendment agreement signed on March 25, 2021 agreed that the serving period shall be extended for additional two years, ending March 25, 2023. An addendum to the agreement was signed on March 26, 2023 for one additional year, ending March 25, 2024. A further amendment is under negotiation. As a consequence of this amendment, eight R&D engineers were reallocated to the consignment agreement. VTS could potentially want to extend the assignment period or take the employees on as permanent employees. VTS may request the extension of the secondment period or convert a secondee to a direct employee of VTS by providing six months’ prior notice before the expiration of the applicable secondment period, and VTS and Toppan agree to engage in good faith negotiation to accommodate VTS’s request, subject to the consent of the seconded employee. VTS may also request that secondees be replaced or their positions adjusted by delivering written notice to Toppan and engaging in mutual negotiation with Toppan following such request. Under the secondment agreements Toppan is responsible for the administration of the secondees’ employment terms, conditions and benefits and

Toppan’s service policies, including holiday and vacation policies, apply. The cost of the secondees’ salaries, pensions, employee-related government taxes and benefits are allocated to VTS. The secondment agreements may be terminated upon an insolvency event of either party, either party’s uncured material breach of the agreement, if we cease to control a majority interest in VTS or if Toppan no longer holds any interest in VTS.

Facility Lease Agreements:  On March 29, 2018, VTS entered two facility lease agreements with Toppan relating to the manufacturing facilities located in Shiga and Satte. Both facilities are located within the premises owned by Toppan and certain administrative services associated with the leases are provided by Toppan Techno Co., Ltd., an affiliate of Toppan. The Shiga lease provides for an initial term of five years with an option in favor of VTS to renew the term for an additional five years. The Satte lease provides for a term of two years and may be extended by mutual agreement by the parties and was extended through March 31, 2021. An amendment to the lease agreement signed in August 2021 extended the lease term for an additional year, terminating in March 31, 2022. A further amendment to the lease agreement signed on March 14, 2022 extended the lease term until March 31, 2023. Extension negotiations for both Shiga and Satte were finalized on April 28, 2023. A further amendment extended the lease agreement until end of March 2024 and a new agreement or further amendment is currently under negotiation as of the date of this annual report. In this agreement the lease cost was reviewed and significant reduction was made. Each lease provides for rental amounts to be paid in equal monthly installments during the life of the lease, except that (i) rental payment for the first year of each lease may be made in 48 equal monthly installments with the first payment deferred until April 2019 and (ii) rental payment for the second year of each lease was paid in one lump sum in March 2020, subject, in each case, to the application of 2 % interest. Both lease agreements allocate a portion of certain shared maintenance and administrative costs to VTS. The lease agreements may be terminated upon an insolvency event of either party, either party’s uncured material breach of the agreements, if we cease to control a majority interest in VTS or if Toppan no longer holds any interest in VTS.

Business Assistance Agreement:  Under this agreement, effective March 26, 2018, Toppan provides VTS with certain operational support services, such as sales and production control (including pricing and quotation proposal), manufacturing design operation, procurement, accounting, environmental regulatory compliance, general administration of seconded employees, product shipping and quality control. Additionally, Toppan will allocate an appropriate number of staff with the qualifications to perform these services. The cost of the personnel performing the operational support services is allocated to VTS at fixed monthly rates based on the number of individuals and time dedicated to performing such services. VTS and Toppan also collaborate to use a shared administration system. It is terminable by VTS on 30 days’ prior written notice, upon an insolvency event of either party, either party’s uncured material breach of the agreement, if we cease to control a majority interest in VTS or if Toppan no longer holds any interest in VTS. The business assistance agreement has a three-year term. The first amendment was signed on April 1, 2019 and because the cost of the support service changed in accordance with the updated consigned work list, the second amendment was signed on April 1, 2020. The second amendment also extended the service term to March 31, 2022. The new amendment signed on April 26, 2022 further extended the term to March 31, 2023. A new amendment was finalized on April 27, 2023, extending the term until end of March 2024. A new agreement or further amendment is under negotiation as of date of this annual report.

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
●	R&D and Consignment Agreement: Pursuant to this agreement dated March 29, 2018, as amended on November 7, 2019, December 6, 2019 and June 23, 2020, Toppan agreed to make available 7 Toppan employees to perform certain research and development services in accordance with a scheduled plan prepared by VTS. The number of employees increased to 8 staffs since April 2020. The R&D and Consignment Agreement has an initial term of three years and expired in March 2021. The new amendment agreement signed in September 2021 agree that VTS shall pay the fees on a monthly basis, in the amount of JPY 4,990,000 per month. For the service render for the period from April 1, 2021 to March 31, 2022. The new amendment signed on April 1, 2022 further extended the term to March 31, 2023 but this agreement was terminated on September 30, 2022 because 8 R&D engineers became secondee of VTS to reduce R&D cost.
●	Sales Support Agreements: Contracts were entered into by VTS-Touchsensor and Toppan Inc. effective January 1, 2023, Toppan (Shanghai) Management Co., Ltd (TSM) effective January 1, 2023 and Toppan Electronics Taiwan Inc. (TET) effective April 1, 2023 to provide certain sales support services such as collecting and supplying information relating to customers’ products needs, communicating with customers and providing support, forecasting customers’ products needs, training VTS employees to overtake these activities in future and other related services. Monthly service fee is estimated to be the cost of providing such services plus 5 % and fixed selling expenses and should approximate JPY 11,000,000 on a monthly basis minus commission fee under the current distribution agreement with Toppan (4 % of the price to the end customer by Toppan for products and 0.5 % of such a price for the masks and design services). Support service fee is not applicable in case commission fee under the distribution agreement exceeds the total service fee (invoiced by Toppan Inc., TSM and TET). These agreements are valid until March 31, 2024 and shall not be extended thereafter.

Framework Collaboration Agreement with Wacker Chemie AG

We are party to a Framework Cooperation Agreement with Wacker, dated April 8, 2019, that replaced an earlier agreement between Wacker and us originally signed in 2010 and was adjusted in 2013. Pursuant to the agreement, Wacker is the sole supplier to us of the base silicone material we use to prepare our VIA bond plus adhesive, a critical element in our optical bonding process. The silicone material has been improved and refined in accordance with our specifications over a number of years under the prior agreement.

With respect to the continued supply of silicone materials, the Framework Cooperation Agreement provides as follows: (i) Wacker provides us with the base silicone material used in our VIA bond plus adhesive per the specifications set forth in such agreement so long as we satisfy a minimum delivery amount per calendar year, (ii) we are required to purchase all of our requirements of our silicone materials from Wacker, if the silicone material is suitable for the project and approved by our customer and except to the extent that Wacker is unable to meet our requirements (which Wacker is required to confirm in writing within one week of our request for material) in which event we are permitted to obtain a suitable different material, (iii) the price of such material shall be mutually negotiated each year during the fourth quarter, with the contract being terminable if the parties are not able to agree on terms and (iv) Wacker’s liability is limited as it solely warrants that the silicone material will meet the specifications provided in the agreement. The Framework Cooperation Agreement has an initial term ending December 31, 2021 and thereafter automatically renews for successive one year terms unless it is earlier terminated on six months’ advance notice.

The Framework Cooperation Agreement also establishes Wacker and us as development partners for materials in the area of optical bonding, providing that Wacker will be identified to customers as the bearer of expertise in the manufacturing of products required for optical bonding and we will be identified to customers as the bearer of expertise with respect to the processing, assembly, development and optimization of applications and the development of assembly equipment. The agreement also provides that it is not intended to affect any pre-existing intellectual property rights of the parties or to affect any cross-licensing of intellectual property.

Collaboration with Corning

We also have entered into five commercial agreements with Corning Auto Glass Solutions, LLC or one of its affiliates (Corning) to collaborate on the development and manufacture of glass-on frame cold formed, or three dimensional formed surface, products for automotive interiors employing our optical bonding technology and Corning’s cold forming technology which enables three-dimensional (3D) shaped cover glass designs, including automotive dashboard and instrument clusters made out of a single piece of formed glass. Automotive interiors include cockpit and interior solutions of passenger vehicles, including automobiles, trucks, aircraft, seacraft and trains. The agreements include provisions relating to development, supply, manufacturing, cost-sharing and exclusivity, and delineate the respective intellectual property rights of the parties. The first three agreements have an initial term of ten (10) years from the effective date of March 6, 2019, unless earlier terminated pursuant to its terms, and will thereafter automatically renew for one (1) or more additional three-year periods upon expiration of the initial term, as applicable, subject to certain notice requirements. The fourth agreement has an initial term of 10 years with an effective date of January 26, 2021. The fifth agreement has an initial term of seven years with an effective date of November 15, 2021. We have no financial commitments under the agreements until work orders are entered into, other than the industrialization support charges of the fifth agreement. Half have been charged in each sold part the other portion have been reimbursed each quarter of 2022. The fourth agreement adds a new project to the first three agreements.

Incorporation VIA optronics (Philippines), Inc.

In September 2021, we incorporated a new entity in the Philippines, VIA optronics (Philippines), Inc. (“VIA Philippines”), to provide customized and platform camera solutions, from design and development to process testing and quality control. VIA Philippines was incorporated to facilitate the integration of a camera design and development team that was previously a part of Integrated Micro-Electronics, Inc. (“IMI”), a Philippines-based company and VIA shareholder. Through a Service and Support Agreement (the “Agreement”), IMI has provided development support services through this team to the company’s subsidiary, VIA optronics GmbH since January 2019. The Agreement was terminated on December 31, 2021 and the camera design and development team formally became a part of the company in January 2022.

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

The Note had an interest rate of 6.0 % per annum and was converted into Series B-1 shares of SigmaSense in 2021.

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

Patents

In combination with VTS, as of December 31, 2022, we held 46 active patent families (i.e., groups of patents/patent applications for an invention filed in different countries that are based on the same priority (the first application)), including 107 granted patents covering certain display systems and customized equipment relating to our optical bonding technology and conductive film, electrodes and touch panels and display devices relating to our metal mesh touch sensor technology, and had an additional 11 pending patent applications worldwide.

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

Competition

Our optical bonded display solutions and metal mesh touch sensors are sold into end-markets for automotive, consumer electronics and industrial/specialized applications. These end-markets are characterized by rapidly changing technology and intense competition. Our principal competitors in automotive application markets are display makers with their own optical bonding capabilities such as AU Optronics, INX, Tianma, JDI and SHARP. Our principal competitors in the sale of optical bonded display solutions for consumer electronics applications are TPK, Henghao, Shenzhen Laibao Hi-Tech, GIS, Mutto and O-film. Our main competitors in the sale of optical bonded display solutions for industrial/specialized applications are primarily smaller regional companies such as Data Modul, Faytech and Data Image. Our principal competitor within metal mesh touch sensor technology is Fujifilm, which is also capable of producing F2 structures but uses silver (rather than copper) based metal mesh. We also compete with producers of existing ITO sensors and other competitors who produce silver and copper-based metal mesh touch sensors but who focus more on the medium to larger-sized FF structure.

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

As our products are mainly manufactured by machines, we are also required to comply with the 32nd Regulation on the Implementation of the Federal Emissions Control Act, or Ordinance on Equipment and Machine Noise Protection (Geräte- und Maschinenlärmschutzverordnung – 32. BImSchV).

We are further subject to the 1st Regulation on the Implementation of the Federal Emission Control Act, or Ordinance on Small and Medium-sized Firing Installations (Verordnung über kleine und mittlere Feuerungsanlagen – 1. BImschV) as we use ovens for temperature testing of our products as part of our quality management. We are in compliance in all material aspects with these emission control laws.

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

Section 50 of the KrWG requires producers, possessors, collectors and transporters of waste and disposal firms to verify to the competent authority the proper disposal of hazardous waste (gefährliche Abfälle). Whether a certain substance qualifies as hazardous waste is determined according to the German Ordinance on the European Waste List (Verordnung über das Europäische Abfallverzeichnis). We use only small quantities of ethanol-containing cleaners and isocynate and toluol-containing primers in our manufacturing processes, which are hazardous waste when they expire and are disposed of in accordance with applicable regulations.

We additionally comply in all material aspects with the requirements of the Battery Law (Batteriegesetz, or BattG) by disposing the batteries we use in an environmental-friendly way. We also comply with the provisions of the Packaging Law (Verpackungsgesetz, or VerpackG). The Packaging Law applies to all distributors who put packaging into commercial circulation on the German market for the first time (referred to as “manufacturers”) – i.e., both for national producers and for importers. The Packaging Law requires manufacturers to register and participate in a disposal and recycling system in relation to its product packaging.

Furthermore, we comply in all material aspects with the Regulation (EC) No. 1907/2006 of the European Parliament and of the Council of December 18, 2006 concerning the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH). The European Union adopted the REACH Regulation to improve the protection of human health and the environment from the risks that can be posed by hazardous chemicals. In general, we do not use any hazardous chemicals other than ethanol-containing cleansers and isocyanate and toluol-containing primers in our production process which, given the low volumes used by us, cannot be expected to have a negative impact on the environment.

Product Safety

Directive 2001/95/EC of the European Parliament and of the Council of December 3, 2001 on general product safety as well as various governmental regulations (Rechtsverordnungen) on the safety of specific products and product groups, have been implemented in Germany by the German Product Safety Act (Produktsicherheitsgesetz, or ProdSG), which imposes various obligations on manufactures. The German Product Safety Act applies whenever products are made available on the market, exhibited or first used in the context of a commercial activity, unless other legal provisions provide for corresponding or more far-reaching provisions on user protection.

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

Under the German Product Liability Act (Produkthaftungsgesetz, or ProdHaftG) we may be strictly liable (i.e. liable regardless of our fault), as a “producer” for damages caused by a defective product. “Producer” means any participant in the production process, or importer, of a defective product, any person putting a name, trademark or other distinguishing feature on the product, and any person supplying a product whose actual producer cannot be identified. “Defectiveness” means the lack of compliance with safety requirements which the general public is entitled to expect when taking into account, among other things, the presentation of the product and the uses to which it can reasonably be put. We are not involved in any pending or threatened product liability cases or claims under the German Product Liability Act or other applicable regulations regarding product liability.

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

Data Protection and Data Privacy

Data protection in general

The collection, processing and other use of personal data is extensively regulated by European and national legislation. At the EU level, Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016, also known as the General Data Protection Regulation, or GDPR, entered into force on May 25, 2018. In Germany, the General Data Protection Regulation is supplemented and modified by the German Federal Data Protection Act (Bundesdatenschutzgesetz, or BDSG), as well as data protection statutes on state level. In general, the GDPR regulates when and how personal data may be collected, for what purposes it may be processed, for how long such data may be stored and to whom and how it may be transferred. The GDPR contains strict requirements for obtaining the consent of data subjects (i.e., the persons to whom personal data relates) regarding the use and processing of their personal data. Such consent may be withdrawn at any time without cause, disallowing the continued use of the data concerned. In addition, transfer of personal data to recipients outside the EEA is subject to specific requirements. In connection with our business operations, we store personal data of customers in our CRM and ERP systems as part of our sales processes. The GDPR also requires businesses to take organizational measures such as the appointment of a data protection officer (Datenschutzbeauftragter), who, inter alia, monitors compliance with the requirements of the GDPR. We have retained an external data protection officer which monitors compliance with the GDPR. In addition, it may require a so-called privacy impact assessment in cases where an envisaged data processing operation is likely to result in high risk to the rights and freedoms of individuals concerned. In addition to the GDPR and the German Data Protection Act, various sector-specific statues set forth specific rules which apply to certain industries or businesses and, within their respective scope, override the general provisions of the German Data Protection Act.

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

Consequences of non-compliance

Under the GDPR, any violation of applicable provisions may result in severe fines. Depending on the infringement, fines up to the higher of 4 % of the annual worldwide turnover of the “undertaking”(which, in connection with a company that belongs to a corporate group, may relate to the entire group) for the last fiscal year or € 20.0 million may be imposed. In addition, the GDPR grants individual data subjects the right to claim damages for violation of their rights under the GDPR.

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

Emission/Effluent/Noise Control

Under the Water Pollution Prevention Act of Japan (Act No. 138 of December 25, 1970), a plant operator or other business entity which discharges water from a “Specified Facility” must, among other things, register such Specified Facility in advance with the applicable prefectural governor. A “Specified Facility” is a facility discharging water that either (i) contains harmful substances, such as cadmium, as specified by the cabinet ordinance, or (ii) has a level of pollution likely to negatively affect living conditions as measured by the cabinet ordinance, including based on chemical oxygen demand. The operator of such Specified Facility must, among other requirements, comply with the effluent standards set forth by the ministerial ordinance of the Ministry of Environment, and periodically measure the pollution level of discharged water. Under the Act on Confirmation, etc. of Release Amounts of Specific Chemical Substances in the Environment and Promotion of Improvements to the Management Thereof (Act No. 86 of July 13, 1999; the “PRTR Act”), a business operator that handles designated chemical substances which pose a risk to human health or wildlife habitats (or materials easily transformed into such substances), must, among other things, measure and confirm the released amount and the transferred amount, and notify annually the competent minister such as the Minister of Economy, Trade and Industry (via prefectural governor) of such released amount and the transferred amount, pursuant to the applicable regulations set by such competent minister. Under the Air Pollution Control Act (Act No. 97 of June 10, 1968), a business operator must, among other things, take necessary measures to determine the status of the emission and dispersal into the atmosphere of “hazardous air pollutants” associated with their business activities, and to control such emission and dispersal. Copper and its compound are designated as materials which could be classified as hazardous air pollutants. Under the Noise Regulation Act (Act No. 98 of June 10, 1968), a business operator with certain noise-generating facilities located in a designated area must, among other things, comply with the maximum noise generation standards under the Act, which are respectively specified based on the time periods (mid-day, morning/evening and night) and the nature of areas (residential, industrial, etc.).

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

Environmental Protection

The Basic Environment Law (Act No. 91 of November 19, 1993; the “Basic Environment Act”) sets forth the basic policy with respect to the environmental obligations of a business operator, and generally requires such business operator: (i) to take appropriate measures to prevent pollution and preserve the environment, (ii) to take appropriate measures for disposal of products which become waste, (iii) to make efforts to reduce the environmental burden in the use or disposal of products, including utilizing raw materials that minimize such environmental impact, and (iv) to cooperate with national and local governments with respect to environment preservation policy. The Basic Environment Act is intended to promote measures to mitigate global warming, and to further promote measures to reduce carbon emissions under the Act on Rationalizing Energy Use (Act No. 49 of June 22, 1979; the “Energy Use Act”), as amended. Also refer to Legal Requirements for Manufacturing Sites, Facilities and Operations – Production, Possession and

Handling of Waste and Dangerous Goods, and – Legal Requirements for Manufacturing Sites, Facilities and Operations Emission/Effluent Control.

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

Legal Proceedings

From time to time, we may be subject to various claims or legal, arbitral or administrative proceedings that arise in the ordinary course of our business. We are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations. Jürgen Eichner has filed a lawsuit against us in relation to the termination for “cause” on February 23, 2024 of his service agreement. In addition, we have various ongoing arbitration proceedings with our employees.

Insurance

We maintain comprehensive business liability insurance coverage (Betriebshaftpflichtversicherung) for our business operations in Germany, as well as in the United States and China where we have operations. In addition, we obtain directors and officers liability insurance, which covers expenses, capped at a certain amount, that our management and Supervisory Board members and our executive managers may incur in connection with their conduct as members of our management and Supervisory Boards or executive managers. We maintain insurance policies, including a group insurance policy for our employees covering occupational accidents, car insurance policies, a legal expenses insurance policy and also insurance covering the risks of damaging our assets, business interruptions, transport risks and foreign travel health costs. We consider the insurance coverage we have to be adequate in light of the risks we face.

C.    Organizational Structure

Organizational Chart

The following chart shows the organizational structure of VIA optronics AG and its direct and indirect subsidiaries as of the date hereof. See the description included in our registration statement on Form F 1 (Registration No. 333 248599) under the heading “Description of Company History and Share Capital – Incorporation of the Company” which is incorporated herein by reference.

D.    Property, Plants and Equipment

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

As of December 31, 2022 we had 47 employees dedicated to these functions. Both of our Japanese production sites are located inside factories of Toppan and are operated pursuant to lease and business assistance agreements. The production process is mainly operated by Toppan employees who are dedicated to VTS production on a secondment basis pursuant to secondment agreements. The primary raw materials used in production at these facilities are purchased by VTS with support from Toppan’s purchasing team, leveraging pre-negotiated Toppan procurement conditions. See “Item 4. Information on the Company – B. Business Overview – Strategic Alliance Agreements” for a description of the lease and secondment agreements and other material agreements with Toppan. Because our products are often designed in close collaboration with our customers, our manufacturing and production teams, along with our sales and research and development personnel, are often actively involved in multiple stages of our customers’ product design, development and production processes. As our business continues to grow, we intend to expand our operations within these groups over the next several years, including cold forming production and improvement in automation in our facilities in Germany and Japan. To support these upgrades and enhancements, we intend to increase our engineering, marketing and services staff in multiple geographies in order to support new development, marketing and service activities to meet the needs of both new and existing customers. We believe that the achievement of these expansion efforts may require substantial capital expenditures.

In 2020, we started to set up an additional production facility by installing a new automated production line in a separate building near our headquarters in Nuremberg. This production facility is used to build display assemblies for automotive end customers based on the cold form technology. This line occupies an area of about 1500m². The installation was completed in July 2021. We ramped up production in August 2021, mass production started running in 2022.

In 2021, we incorporated the new entity, VIA optronics (Philippines), Inc., for Design and Development of Camera Solutions. Furthermore we installed new production equipment for our cameras. The production line is owned by VIA and will be operated by an electronics manufacturing services (EMS) partner in Thailand.

The image below illustrates the location of our manufacturing, R&D and engineering and sales and support facilities.

Facilities

Information concerning our properties is set forth below as of April 22, 2024:

Location	Size (Sq. Meters)	ISO Certification*	Focus	Lease Termination Date
Nuremberg, Germany Sieboldstr. 18	4,000	ISO 9001:2015	Corporate Headquarters;	October 31, 2025
		IATF 16949	Display Solutions
			Manufacturing and Sales
			Silicon Sales Camera Module Sales
Nuremberg, Germany Sieboldstr. 20	1,750	ISO 9001:2015	Cold Form Manufacturing	December 31, 2026

Schwarzenbruck, Germany	28	N/A	Offices	N/A***
Suzhou, China	14,220	ISO 9001:2015	Display Solutions	March 31, 2025
		ISO 14001:2015	Sales
		IATF 16949:2016
Satte, Japan	1,676	ISO 9001:2008	Film for Metal Mesh	March 31, 2025
		JIS Q 9001:2008	Sensor Technology
Shiga, Japan	10,957.8	ISO 9001:2008	Sensors for Metal Mesh	May 31, 2028
		JIS Q 9001:2008	Sensor Technology
Taipei, Taiwan	VIA sales: 58.84	N/A	Sales Offices	September 18, 2024
	VTS sales: 13.85			July 31, 2023***
Orlando, Florida	199	ISO 9001:2015	Sales Office	February 28, 2025

Laguna, Philippines	200**	None	Camera Module Design Service	September 30, 2024

Wettstetten, Germany	650	ISO 9001:2015, KBA	Office and Prototyping	January 31, 2025

Erlangen, Germany	157	ISO 9001:2015, KBA	Office and Electronics lab	December 31, 2022***

*   The ISO 9000 family of standards relates to quality management systems and is designed to help organizations ensure that they meet the needs of customers and other stakeholders.

** Starting on January 1, 2023 total space 277 Sq. Meters

***Terminated

Capital Expenditures

Our capital expenditures amounted to € 6.0 million and € 8.8 million, for the years ended December 31, 2022 and 2021, respectively. In 2022, the capital expenditures mainly focused on further improving and expanding our production equipment and machinery infrastructure in Suzhou and Nuremberg to support running as well as future projects, especially for automotive and industrial customers.

ITEM 4A. Unresolved Staff Comments

None.

ITEM 5.    Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “Special Note Regarding Forward Looking Statements”. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information – D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Recent Developments

Changes to Management Board and Supervisory Board

On May 16, 2023, we announced the appointment, effective May 4, 2023 of Udo Zimmer as a new member of the Supervisory Board and, effective May 5, 2023, as Chairman of the Audit Committee. Mr. Zimmer succeeded Anil Doradla, who resigned from the Supervisory Board effective March 31, 2023.

On August 9, 2023, we announced that the Supervisory Board had expanded the Management Board and appointed Roland Chochoiek, our Chief Marketing Officer, as our new Chief Executive Officer. Jürgen Eichner (“Mr. Eichner”), founder and a shareholder of the Company, who has served as Chief Executive Officer since 2005, was removed as CEO; however, remained as a member of the Management Board.

On November 17, 2023, we announced that Bernd Wagner was appointed as Interim Chief Financial Officer (“CFO”) as Dr. Markus Peters took a leave of absence following a medical procedure. Mr. Wagner does not serve as a member of the Company’s Management Board.

On February 28, 2024, we announced the conclusion and findings of a formal review of the Company’s application of its internal compliance procedures. Based on these findings our Supervisory Board terminated the service agreement between Mr. Eichner and VIA for “cause” and revoked the appointment of Mr. Eichner as a member of VIA’s Management Board, effective as of that date. See “Review of internal control compliance incidents” below.

On March 31, 2024 Dr. Markus Peters resigned from his role as CFO and Member of the Management Board.

Bernd Wagner remains our Interim CFO.

On March 31, 2024 Arthur Tan resigned as Vice Chairman and as a member of the Supervisory Board of VIA optronics AG, and as Chairman of the Compensation and Nomination Committee.

Notices related to listing on the NYSE

On May 2, 2023, we reported in a Form 12b-25 filed with the SEC that we were unable to file our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”) within the prescribed time period without unreasonable effort or expense and needed to extend the filing deadline for its 2022 Form 20-F by the 15 calendar days allotted under Rule 12b-25. After submitting the filing under Rule 12(b)-25, we identified matters that impacted both previously reported 2022 results and amounts reported in prior periods, and therefore we were unable to file our 2022 Form 20-F by the extended filing deadline of May 16, 2023.

On May 17, 2023, we received an expected notice from the NYSE stating that we were not in compliance with the NYSE’s continued listing requirements under the timely filing criteria outlined in Section 802.01E of the NYSE Listed Company Manual due to the delay in filing our 2022 Form 20-F. The NYSE informed us that under NYSE rules, we had six months from the extended due date, May 16, 2023, to file our 2022 Form 20-F with the SEC, and that if we failed to file our 2022 Form 20-F and all subsequent required reports by such deadline, the NYSE may, in its sole discretion, allow the Company’s securities to remain listed for up to an additional six months depending on certain circumstances.

On November 15, 2023, the NYSE granted us an extended trading period through May 16, 2024, by which date we must have completed and filed the delayed 2022 Form 20-F and any subsequent delayed filings.

On December 15, 2023, we received a letter from the NYSE notifying us that we are not compliant with the NYSE's continued listing standards due to the trading price of VIA’s listed shares. Pursuant to Section 802.01C of the NYSE's Listed Company Manual, a company will be considered to be below compliance standards if the average closing price of its security is less than US $1.00 over a consecutive 30 trading-day period. We have six months (the "Cure Period") following receipt of the notice to regain compliance with the minimum share price requirement. We can regain compliance at any time during the cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US $1.00 and an average closing share price of at least US $1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month cure period, both a US $1.00 closing share price on the last trading day of the cure period and a US $1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures.

On December 22, 2023, we notified the NYSE of our intent to cure within the applicable six month time period. Our common stock continues to be listed and trade on the NYSE during the cure period, subject to VIA’s compliance with other NYSE continued listing standards.

On April 9, 2024, we notified the New York Stock Exchange and announced our intention to delist in combination with a deregistration of all outstanding ADSs. We are working on the publication of the necessary documents, Form 25 and Form 15. As this is an ongoing process, it is currently not foreseeable when the entire procedure will be completed. We further believe that delisting and deregistration, and consequently the suspension of its SEC reporting obligations, will allow the Company to allocate resources more efficiently to execute its current business strategy by enabling its management and employees to focus more on managing the Company’s businesses and strengthening relationships with customers and business partners.

On April 24, 2024, NYSE announced its commencement of  proceedings to delist the Company’s ADSs from the NYSE. Trading in the Company’s ADSs was suspended immediately.

Review of internal control compliance incidents

In June 2023, the Supervisory Board launched a formal review of the Company’s application of its internal compliance procedures during the period from January 1, 2017 to December 31, 2022 (the “Investigation Period”) with the support of external advisors, BDO AG Wirtschaftsprüfungsgesellschaft and DLA Piper UK LLP (together the “Advisors”). The Advisors investigated incidents regarding compliance with company policies and business guidelines during the Investigation Period.

In February 2024, the Advisors furnished a final report to the Supervisory Board which identified failures by Mr. Eichner and one other employee to comply with Company policies and business guidelines. In particular, the Advisors identified discrepancies that occurred during the Investigation Period in areas including expense recording and reimbursement, company credit card usage for personal transactions, the receipt of annual bonus payments in contravention of an existing service agreement, unearned compensation for vacation days, inadequate documentation of vehicle usage, and other unapproved payments.

The Supervisory Board examined the report from the Advisors in addition to performing their own investigation beyond the scope of the formal review. This resulted in the believe that certain of these incidents may constitute fraud and/or embezzlement, and under German law, the Company is required to initiate legal claims for the reimbursement of any such improperly transferred sums. While the total value of the impermissible transactions and any consequential damages relating thereto remains under consideration, improper payments amounting to between €300,000 to €500,000 have been identified that may be subject to reimbursement, plus consequential damages. These payments belong to the following periods:

Before 2021	€30,000 to €200,000
2021	€90,000 to €100,000
2022	€180,000 to €200,000

The financial information presented in these consolidated financial statements does not include any amounts in connection with the potential reimbursement as currently no legally enforceable right to such reimbursements exists.

On February 23, 2024, the Supervisory Board terminated the service agreement between Mr. Eichner and VIA for “cause” and revoked the appointment of Mr. Eichner as a member of VIA’s Management Board, effective as of that date.

Market developments and new strategic initiatives

We experienced increased volatility in customer demand in 2023, as certain key customers, particularly in the automotive end market, mainly EV manufacturers, communicated changes in order patterns. The macro environment has in some cases resulted in lower average selling prices and lower demand, which, in turn, has had a substantial negative impact on our revenue.

In response to these external and operational challenges, we reaffirmed our commitment to improving the performance of our business and will adapt a series of initiatives, including:

●	more efficiently utilizing existing production capacity;
●	prioritizing profitable organic sales growth;
●	identifying promising opportunities to collaborate more deeply with existing and new customers including potential strategic market alliances; and
●	reviewing the size of our workforce to ensure that staffing more closely meets demand

Manufacturing issues and customer relationships

Lost orders of large automotive customer

In June 2020, we were selected as a supplier of dashboard display components for a large US automotive customer. Due to various reasons, the collaboration was suspended by this customer in August 2023, after a significant sales decline in the second quarter of 2023. Our legal remedies against the suspension of the contract are under investigation.

As a result of this sales decline we could incur net write-offs and damages of up to approximately EUR 16 to 21 million in 2023 from the shutdown of production, scrap material, write-off of customer specific finished goods and raw material and penalty payments to sub-suppliers. We are in negotiations to find a final settlement agreement with the customer to compensate some of the incurred losses from the suspension or potential termination of the contract.

Bankruptcy of an automotive customer in 2024

In September 2021, we were selected to supply several camera variants to a UK based EV manufacturer. The project had an initial lifetime from 2021 to 2025. Due to financial difficulties, the customer canceled all orders at the beginning of 2023 including a purchase order we received in 2021 for approximately EUR 2.0 million. In February 2024, the customer was delisted from the Nasdaq and, the company´s UK division filed for insolvency afterwards.

Due to the customer's impending liquidity issues, management assumes that in 2023 around EUR 1.0 million will have to be written down for raw materials and tooling purchased in advance for this customer, which are customer specific and have no use case for other customers. We are currently examining to what extent we can bring claims against the customer for losses suffered as a result of the canceled purchase order. As no such development was foreseeable at that time, this has no impact on the 2022 financial year.

New strategic relationships

On August 30, 2023 we announced a strategic collaboration with Grupo Antolin Irausa, S.A.U., Spain (“Antolin”), through which we intend to use the combined expertise and capabilities of VIA and Antolin to design, develop and produce innovative integrated display systems for vehicle interiors including cockpits, floor consoles and seat headrests and well as to jointly provide high-end solutions to OEMs.

On February 8, 2024, we announced the execution of a contract with Immervision Inc. (“Immervision”), a specialist in the design of advanced vision systems, for the design and development of a new automotive camera. We will work with Immervision to develop a specialized lens technology to customize and produce exterior automotive cameras which can be brought to market quickly while reducing non-recurring engineering costs. The new technology for the next generation cameras will enhance our camera portfolio and meet growing customer demand for a variety of field of views (FOVs). We expect these next generation cameras to be used most frequently with e-mirror and surround view applications.

Expiration of VTS facility and employee supply agreement

A contract and an agreement have been in place which ended in March 2024. Up to the closing date this agreement is not prolonged. Until there is a new agreement in place, there is a risk that VTS could lose access to facilities and employees rendered by Toppan. VIA’s management has started negotiations with Toppan to make an agreement for another two years and to finally transfer the relevant employees from Toppan to VIA.

Restatement of Previously Issued Consolidated Statements of Operations and Other Comprehensive Income (Loss) and Statements of Financial Positions

In preparing the 2022 Financial Statements, VIA identified certain General administrative expenses have not been correctly reflected in the Consolidated Statement of Operations and Other Comprehensive Income (Loss) and Statement of Financial Positions for the year ended December 31, 2021 leading to an understatement of General administrative expenses as well as other financial liabilities by TEUR 760.

VIA also identified errors in the Consolidated Statements of Operations and Other Comprehensive Income (Loss) for the year ended December 31, 2021 related to the calculation of unrealized gains and losses from changes in foreign exchange (“FX”) rates as well as in the allocation of certain expenses between the functional areas “Selling” and “R&D”.

VIA identified that unrealized gains and losses from changes in the FX rate were calculated and recognized gross on a monthly basis in 2021, rather than netting to calculate the net gain or loss for the year, leading to an overstatement of Other operating income as well as Other operating expense by TEUR 3,423.

The incorrect allocation of certain expenses resulted in a decrease in Selling expenses and corresponding increase in Research and development expenses. As a result, the presentation error for the comparative information for 2021 has been remapped, increasing Research and development expense by TEUR 1,379 and decreasing Selling expense by the same amount.

In preparing the 2022 financial statements, the Company identified errors for the years ended December 31, 2021 and 2020:

1.	VIA identified an error in the presentation of ‘Foreign currency effect’ within the cashflow provided by operating activities and ‘Foreign currency effect’ on cash and cash equivalents in the Statement of Cash Flows for the years ended December 31, 2021 and 2020 amounting to TEUR 3,613 and TEUR 2,911, respectively. The error resulted in the presentation of effects from exchange rate changes on non-reporting currency denominated cash and cash equivalents in VIA optronics AG as operating cash flow instead of presentation as effects of exchange rate changes on cash and cash equivalents.
2.	VIA identified an error in the financing cashflows in 2021 amounting to TEUR 1,612 resulting in the incorrect presentation of Proceeds from loans and borrowings in VIA optronics Group and in the presentation of ‘Foreign currency effect’ within the cashflow provided by operating activities.
3.	VIA identified an error in the presentation of ‘Foreign currency effect’ within the cashflow provided by operating activities in the Statement of Cash Flows in 2021 amounting to TEUR 2,018 instead of presentation as non-cash items in effects of exchange rate changes on cash and cash equivalents.

For further information, please refer to Note 2.4 to our consolidated financial statements, which are included elsewhere in this annual report.

A.    Operating Results

We are a leading provider of enhanced display solutions for multiple end-markets in which superior functionality or durability are critical differentiating factors. Our customizable technology is well-suited for our target end-markets, in particular, customers operating in high-end markets that have unique specifications, and in demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation. Our solutions combine our expertise in interactive display head assembly, comprising a display, cover lens and potentially touch sensors, and proprietary bonding technologies. We also develop, manufacture and sell customized and application-specific metal mesh touch sensors and electrode base film materials for use in touch modules or other touch products. Recently, we have introduced integrated, camera-enhanced and interactive displays, or interactive display solutions, which leverage our expertise in display solutions and touch sensor technology, as well as camera module design and related software capabilities. We believe that interactive display solutions will be indispensable to support the evolution of everyday life digital applications, such as touch- and camera-enabled consumer electronics, and the development of complex applications, such as advanced driver assistance systems. Our broad products portfolio enables us to provide thin display assemblies and high optical clarity, which on the one hand leads to a significant decrease in power consumption and on the other hand to an increased readability. We provide a wide range of customized display solutions, including curved display panels and solutions integrating multiple display touch assemblies under a single cover lens. In the future, we aspire to become one of the leading technology platforms for interactive display solutions in our target end-markets.

In anticipation of our initial public offering (“IPO”) we completed a corporate reorganization, pursuant to which VIA optronics AG became the holding company for VIA optronics GmbH and its subsidiaries, see “Description of Company History and Share Capital” incorporated by reference into this annual report from our Registration Statement on Form F-1 for more information.

In 2022 we experienced partly accelerating logistic costs, while overall inflationary impacts were within the general economic development. Higher inflation leads to higher interest rates, which affect our borrowing costs.

Since we maintain a large production facility in the PRC any change in the overall political stability may have an impact on our operations too.

We report our results in Euros, which we consider our reporting currency.

Key Business Metrics

We monitor certain key operating metrics to help us evaluate trends, establish budgets, measure the effectiveness and efficiency of our operations and gauge our cash generation, including:

●	revenue;
●	gross margin, which we define as gross profit stated as a percentage of revenues; and
●	EBITDA, a non-IFRS measure, which we define as net income (loss) before interest, taxes, depreciation and amortization as calculated in accordance with IFRS; for purposes of our EBITDA calculation, we define “interest” as the result of interest gain and losses. The EBITDA margin is calculated by us according to the standard scheme, which states that EBITDA is divided by sales and the result is multiplied by 100.

These metrics include both IFRS and non-IFRS measures. Our management and Supervisory Board utilizes both IFRS and non-IFRS measures in a number of ways, including to facilitate the determination of our allocation of resources, to measure our performance against budgeted and forecasted financial plans and to establish and measure a portion of management’s compensation. Our management and Supervisory Board believes EBITDA is a helpful tool to support understanding certain aspects of our financial performance and an important supplemental measure of operating performance. It eliminates items that may have less bearing on our operating performance and highlights trends that may not otherwise be apparent when relying solely on IFRS financial measures. We also believe that EBITDA is useful for investors and other users of our financial statements in evaluating our performance because this measure is used by our management and Supervisory Board for these purposes.

While we use EBITDA as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that this non-IFRS measure is a substitute for, or is superior to, the information provided by IFRS results. As such, the presentation of EBITDA is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of non-IFRS measures as compared to IFRS results are that non-IFRS measures may not be comparable to similarly titled measures used by other companies in our industry. Non-IFRS measures additionally may exclude financial information that some investors may consider important in evaluating our performance. Based on these and other limitations, you should consider our non-IFRS measure alongside the directly comparable IFRS-based financial performance measure, including our net profit/(loss), net profit margin and our other IFRS financial results. The inherent limitations associated with using non-IFRS measures through disclosure of such limitations, presentation of our financial statements in accordance with IFRS and reconciliation of EBITDA and net profit/(loss), are addressed by the management. Furthermore, management also reviews IFRS measures and measures such as our level of capital expenditures, research and development expenditures, and interest expense, among other items.

Set forth below are reconciliations of each non-IFRS measure to the most directly comparable financial measure prepared in accordance with IFRS, in order to enable investors to perform their own analysis of our operating results.

Year ended December 31	2022	2021	2020
€ in thousands		Restated**
Net loss	(10,886)	(12,268)	(4,914)
Adjustments:
Interests*	1,506	776	1,421
Income Tax expense (benefit)	2,154	1,217	1,976
Depreciation and amortization	6,891	6,101	7,044
EBITDA	(336)	(4,174)	5,527
EBITDA margin	(0.2)%	(2.3)%	3.6%

* until December 31, 2021 financial result

** Certain amounts in 2021 have been restated; see Note 2.4

Our key financial metrics by segment are as follows:

	Display	Sensor	Other	Total	Consolidation	Consolidation
12/31/2022	Solutions	Technologies	Segments	Segments	Adjustments	Total
€ in thousands
External revenues	200,038	19,468	—	219,506	—	219,506
Inter-segment revenues	479	5,090	—	5,569	(5,569)	—
Total revenues	200,517	24,558	—	225,075	(5,569)	219,506
Gross profit (loss)	21,430	3,483	—	24,913	—	24,913
Depreciation and amortization	4,588	2,166	137	6,891	—	6,891
Operating income (loss)	2,605	(778)	(9,458)	(7,631)	421	(7,209)
Net income (loss)	(1,471)	(1,083)	(8,754)	(11,308)	421	(10,886)

	Display	Sensor	Other	Total	Consolidation	Consolidation
12/31/2021	Solutions	Technologies	Segments	Segments	Adjustments	Total
€ in thousands
External revenues	154,708	26,095	—	180,802	—	180,802
Inter-segment revenues	—	3,917	—	3,917	(3,917)	—
Total revenues	154,708	30,011	—	184,719	(3,917)	180,802
Gross profit (loss)	13,929	6,554	—	20,483	10	20,493
Depreciation and amortization	3,520	2,566	14	6,101	—	6,101
Operating income (loss) Restated*	(4,003)	1,545	(7,817)	(10,275)	—	(10,275)
Net income (loss) Restated*	(5,739)	709	(7,238)	(12,268)	—	(12,268)

	Display	Sensor	Other	Total	Consolidation	Consolidation
12/31/2020	Solutions	Technologies	Segments	Segments	Adjustments	Total
€ in thousands
External revenues	127,119	25,471	—	152,590	—	152,590
Inter-segment revenues	—	3,360	—	3,360	(3,360)	—
Total revenues	127,119	28,831	—	155,951	(3,360)	152,590
Gross profit (loss)	18,404	4,933	—	23,336	23	23,359
Depreciation and amortization	2,524	4,520	—	7,044	—	7,044
Operating income (loss)	6,625	479	(8,583)	(1,479)	(38)	(1,516)
Net income (loss)	3,507	16	(8,437)	(4,914)	—	(4,914)

* Certain amounts in 2021 have been restated; see Note 2.4

In our display solutions segment, we focus on the development, production and sale of interactive display solutions using our optical bonding technology. We provide optical bonding on either a consignment basis (meaning our customer directly sources product components and we apply our patented Max VU bonding process to assemble such components) or a full-service basis (meaning we source the necessary product components and perform the related optical bonding). In limited cases, we also offer licenses for our Max VU optical bonding processes and sell related bonding equipment to selected customers. Additionally, starting in 2019, we began providing certain customers with automotive camera module technology and research and development engineering services. For the years ended December 31, 2022 and 2021, we generated € 200.5 million and € 154.7 million, respectively, in total revenues and € 2.6 million and € (4.0) million, respectively, in operating income/(loss) from our display solutions segment.

In our sensor technologies segment, we focus on the development, production and sale of metal mesh touch sensors, both for use in our own enhanced display solutions and as component parts to third-party customers, and the development of other sensor components and technologies that can be incorporated into our interactive display solutions. For the years ended December 31, 2022 and 2021, we generated € 24.6 million and € 30.0 million, respectively, in revenue and € (0.8) million and € 1.5 million, respectively, in operating income/(loss) from our sensor technologies segment.

Our customers operate in the automotive, consumer electronics and industrial/specialized applications markets. Our offerings are foundational to our customers’ products and our customers rely on us to meet their demanding production and quality specifications, as well as their inventory and quantity requirements. Our sales process is principally geared towards interactive display solutions using our optical bonding technology, customized metal mesh touch sensors and camera modules. Following our acquisition of a majority interest in VTS, we have further integrated the utilization of metal mesh touch sensors in the production of our touch-enabled enhanced display solutions to the extent that these sensors are compatible with our customers’ specifications. We also offer metal mesh touch sensors as a stand-alone product to third parties for integration in their products. We are increasingly focused on producing interactive display solutions, integrating our display and metal mesh touch sensor technology and expertise with advanced camera modules. We expanded our competencies and capabilities by acquiring Germaneers – a high-tech engineering company – focused on automotive system integration and user interfaces. Further we formed a strategic partnership with SigmaSense, a global leader in touch sensing performance.

Our customers and design partners include many of the world’s largest display and system manufacturers in the automotive, consumer electronics and industrial/specialized applications markets. The majority of our customers are OEMs and Tier-1 suppliers. Our technological expertise enables us to meet challenges and act as a sole source supplier for certain customers. It is the combination of strong customer relationships and strategic alliances, in particular the close cooperation with Corning, in the area of cold-formed glass technology that enables us to provide selected customers with solutions for applications in harsh environments as well as for the automotive industry. We market and sell our products and solutions primarily through our internal direct sales force, supported by outside sales representatives and distributors, including Toppan.

We often have significant engagement with and act as a design partner to the OEMs, who may be our direct customers or our indirect customers through their Tier-1 suppliers. We believe that engaging with OEM customers in their design activities provides us with an advantage over competitors who are not engaged in OEM design activities. Through this advantage we are provided with early visibility into our customers’ technology and product roadmaps. This early access allows us to develop solutions that meet their long-term needs and to put ourselves in the best possible position for engagement on future business opportunities. We believe our track record of technological and product performance, high quality, cost effectiveness, and on-time deliveries have resulted in our position as a leading provider of optical bonding solutions and metal mesh touch sensors. We also consider our strong relationships with our OEM and Tier-1 supplier customers, many of which are currently developing new products and applications that can incorporate our solutions, will also continue to put us in a good place as a source of supply for their future product offerings.

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

Success of Design Wins with Potential and Existing Customers.   We believe our enhanced display solutions offer high-quality and advanced functionality, which combined with our ability to meet our customers’ production volume requirements makes us an attractive choice to existing and potential customers. In order to get our solutions designed into OEMs’ products, we work with our current and potential Tier-1/Tier-x customers and OEMs  to understand their product roadmaps and strategies. We incur costs, including research and development costs relating to product design and prototype manufacturing, such as with our current automotive project pipeline, as well as tooling costs (i.e. the cost of tools and fixtures needed to produce samples and pre-production parts) in connection with our pursuit of new design wins, that may not be accompanied by or lead to revenues. Our customers may not purchase our solutions even after we have obtained a design win due to factors unrelated to the quality or availability of our solutions. These costs can be significant and may not be reimbursed. With respect to our automotive customers, we are increasingly collaborating in the early stages of the OEM design and development process on interactive display systems for car interiors, which have become, and we believe will continue to be, differentiating factors for the driver experience. We consider design wins to be critical to our future success. We currently define a design win based on (1) when we receive a customer business award/nomination letter (which is normally before any new product innovation (“NPI”) development); or (2) when we receive a purchase order from a customer for samples, non-recurring engineering

(“NRE”) costs (such as development cost, cost of qualification tests and certifications), and tooling costs, which is associated with a customer’s desire to design a real product with a customer plan to go into mass production. The revenue that we generate, if any, from each design win, and the cost incurred to achieve each design win and prepare for production of the products, can be material and can vary significantly. The product development process for our Tier-1/Tier-X, OEM, and other customers can be lengthy, and in some instances may last for longer than two years. We may not earn revenue from our solutions unless and until products featuring our technologies are shipped to our customers, and prior to such time we may incur unreimbursed costs, which at times may be significant, for product development. Our sales expectations are based on forecasts from our existing customers, internal estimates of existing and potential customer demands and internal estimates of overall market trends. We anticipate that our costs in connection with new design wins will increase as we pursue additional opportunities with new and existing customers, including in furtherance of our strategy of becoming an interactive display system provider.

Investment in Growth.    In the last years, we have significantly invested in our business and increased our headcount to expand our operations and develop our products and differentiated technologies to support our growth and expand our infrastructure. For the years ended December 31, 2022 and 2021, we incurred capital expenditures of € 6.0 million and € 8.8 million, respectively, in connection with continued investments in technical equipment, machines and other equipment in furtherance of our goal of becoming an interactive display system and camera solutions provider. For the years ended December 31, 2022 and 2021, our research and development expenses were € 6.0 million and € 5.9 million, respectively, and are principally related to increased research and development costs associated with automotive camera technology for inside and outside applications. This includes current year expenses for projects which were initiated in prior periods. We expect the near future to be a period of consolidation and reorganization of our business with lower level of capital expenditures, research and development expenses as well as total operating expenditures and less headcount. In the mid- to longterm, we nevertheless intend to continue making investments and increasing our headcount to expand our operations and develop our products and differentiated technologies to support our growth and expand our infrastructure. We expect that our research and development expenses, including prototype costs related to future automotive projects, could increase in the future as we pursue additional opportunities and in furtherance of our strategies. We plan to continue to invest in our sales and support operations to further support our existing customer base, and, after the period of consolidation and reorganization, in addition to develop new customer relationships in automotive, industrial and consumer business. Any investments we make in our sales and marketing operations or research and development will occur in advance of experiencing any benefits from such investments, and the return on these investments may be lower than we expect or be nonexistent.

Pricing and Product Cost.   Our gross margin has been and will continue to be affected by a variety of factors, including the timing of changes in pricing, changes in our product mix, shipment volumes, market prices for our customers’ products, changes in the purchase price of our raw materials and changes in the purchase price of third-party components integrated into our enhanced display solutions and direct labor costs. In general, newly introduced products and products with higher performance and functionality, as well as more complex displays used in more challenging and demanding environments (such as industrial/specialized applications), tend to be priced higher than more mature products or products with fewer features (such as in the consumer market). In addition, as we intend to increase production capacity out of China for new products and projects we believe to provide benefits to customers under the current geopolitical challenges. In case of expansion into higher labor cost countries we expect that our labor costs may increase and we may not be able to pass the increased costs onto all our customers. We expect that in certain cases the average selling prices during the life cycle of our project related products can decline as they mature. When selling prices decline, we seek to offset this effect by reducing our costs of raw materials and components as part of our overall manufacturing expenses If we are unable to maintain overall average selling prices or offset any declines in average selling prices with realized savings on product costs, our gross margin would decline.

Additionally, as a result of the geopolitical situation also the global supply chain is impacted and the transportation costs have increased

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

Based on historical experience, revenue in the first quarter is typically the lowest in the year. This dynamic also continued for the year 2022, however, there can be no assurance that those historical trends will continue in future periods.

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

Volatility of Revenues and Operating Cost Levels Due to Currency Exchange Fluctuations. With our multinational presence and our need to source materials from multiple locations to produce our enhanced display solutions and sensor technology, we incur revenues and operating costs in currencies other than the Euro. Any currency fluctuation can lead to a corresponding effect on those revenues and operating costs, which in turn can have a material impact on our net income/(loss) and EBITDA in certain periods. Additional information on transaction and currency translation risks and our efforts to manage them are contained in “– Item 11. Quantitative and Qualitative Disclosure About Market Risk”.

Volatility of Global Supply Chain. Global supply chain disruptions, including those caused by COVID-19, ten-year highs in many commodity prices, weather-related events, transportation capacity limitations, port congestion, and energy consumption and intensity restrictions, have resulted in unpredictable supply shortages and material delivery disturbances, especially related to Chinese-based suppliers. Over the course of 2022, COVID-19 has led to increased incidence in China prompting stricter quarantine measures which has resulted in port closures, among other things. Given that we have been subject to disruptions in our operations and supply chain as a result of COVID-19 in China, we also face challenges in supplying and shipping to our customers domestically and internationally, which may impact our revenue. Additional information can be found in “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business and Industry – We have substantial sales and operations in China, which exposes us to risks inherent in doing business there”. Global supply chains have also been impacted by increased transportation costs, including increases from higher or fluctuating passed-through energy costs or fuel surcharges, and other costs to comply with tightening regulations, as well as higher volumes of rail and water shipments. Increased transportation prices of components that we source based on Ex Works or Free Carrier terms could result in a reduction of gross margin, unless our customers agree to a price increase to offset part or all of the price increases. Furthermore, suppliers, especially single source suppliers, who deliver components on Delivered at Place or Delivery Duty Paid terms, might try to increase their prices whenever contractually possible. While we generally attempt to pass increased costs, including higher energy and transportation costs, on to our customers, pricing pressure from our competitors, the market power of our customers or other pricing factors may limit our ability to do so, and any increases in energy and transportation costs could have a material adverse effect on our results of operations.

Key Components of our Results of Operations

We consider a variety of performance and financial metrics to assess the performance of our business. The following discussion describes the components of our statement of operations and other comprehensive income / (loss) and certain key factors affecting our results of operations.

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

Cost of Sales

Our total cost of sales consists of the costs associated with the manufacturing (including raw materials costs) and distribution of our products and other costs (e.g. depreciation and amortization, production-related personnel expenses, freight expenses, inventory write downs, repair of production machinery, rework, warehousing and product warranty). We also incurred personnel, seconded personnel and equipment costs related to delivering automotive camera module research and development engineering services. Certain of our traditionally fixed costs, such as production related personnel expenses may transition to variable costs as we more efficiently apply the automated aspects of our production lines to reduce labor and associated overhead costs.

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

Financial Result

Financial result is financial income less financial expenses. Financial income consists of interest income on our cash, cash equivalents and bank deposits with a term of more than three months, as well as gains from exchange rate effects from fair value adjustments of FVTPL investments. Interest income is recognized as it accrues, using the effective interest method. Financial expenses include interest expenses related to our financing facilities and negative interest rates on our cash at banks.

Income Tax Expenses

The income tax expense for the period comprises current and deferred income tax. Income taxes are recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

Change in Functional Currency

For the year ended December 31, 2020, and all prior periods, the functional currencies of the Companies of the VIA Group were considered to be the respective local currencies.

Following thorough analysis performed in 2021 VIA determined that the functional currency for two of its major group subsidiaries – VIA optronics GmbH and VIA optronics (Suzhou) Co., Ltd. should change as both subsidiaries currently generate revenues and expend cash for supplies predominantly in U.S. dollars. Based on the development of these “primary indicators” the functional currency of those companies is changed from Euro and Chinese Yuan, respectively to U.S. dollars during 2021. In accordance with IAS 21, changes in functional currency are accounted for on a prospective basis.

Other Categories of Expenses Affecting Results

Depreciation and Amortization Expenses

Depreciation and amortization expenses are included in our cost of sales, general administrative expenses, selling expenses and research and development. Our amortization expenses are primarily related to the amortization of software licenses and patents and customer relationships. The table below sets forth the allocation of our depreciation and amortization expenses:

	Year ended December 31,
€ in thousands	2022	2021	2020
Cost of sales	5,391	4,397	5,318
General administrative expenses	994	1,094	1,190
Selling expenses	378	502	534
Research and development	128	108	2
Total depreciation and amortization expenses	6,891	6,101	7,044

Expenses related to the fraud allegations

Expenses related to the fraud allegations as described in ITEM 5 under Review of internal control compliance incidents are a part of General and Administrative Expenses.

Results of Operations

Year Ended December 31, 2022 compared to December 31, 2021 and December 31, 2020

The following table sets forth our consolidated statements of operations and other comprehensive income (loss) data both on an actual basis and as a percentage of revenues for the years ended December 31, 2022,2021 and 2020.

	Year ended December 31,			Period Over Period Change		Period Over Period Change
	2022	2021 Restated*	2020 Restated**	(2022 v. 2021)		(2021 v. 2020)
€ in thousands
Revenue	219,506	180,802	152,590	38,703	21.4%	28,212	18.5%
Cost of sales	(194,593)	(160,310)	(129,231)	(34,283)	21.4%	(31,079)	24.0%
Gross profit	24,913	20,493	23,359	4,420	21.6%	(2,866)	(12.3)%
Selling expenses	(4,061)	(5,010)	(3,381)	949	(18.9)%	(1,629)	48.2%
General administrative expenses	(24,419)	(23,799)	(16,117)	(620)	2.6%	(7,682)	47.7%
Research and development expenses	(5,976)	(5,877)	(3,187)	(99)	1.7%	(2,690)	84.4%
Other operating income (expense), net (1)	2,335	3,918	(2,190)	(1,583)	(40.4)%	6,108	(278.9)%
Operating loss	(7,208)	(10,275)	(1,516)	3,067	(29.8)%	(8,759)	577.8%
Financial result	(1,523)	(776)	(1,421)	(747)	96.3%	645	(45.4)%
Loss before tax	(8,732)	(11,051)	(2,937)	2,319	(21.0)%	(8,114)	276.3%
Income tax expense	(2,154)	(1,217)	(1,976)	(937)	77.0%	759	(38.4)%
Net loss	(10,886)	(12,268)	(4,914)	1,382	(11.3)%	(7,354)	149.7%

(1)Amount is shown on a net basis solely for convenience of the reader. Please refer to our consolidated financial statements and related notes included in Item 18 for a presentation of Other operating income and Other operating expense on a gross basis.

* Amounts shown in 2021 for Selling expenses, General administrative expenses and R&D expenses have been restated. For further information, please refer to Note 2.4.

** Certain amounts for 2020 have been restated; see Note 2.3.

Revenue

Our revenue increased by € 38.7 million or 21.4 % to € 219.5 million in 2022 as compared to € 180.8 million in 2021. Revenue from our display solutions segment increased by € 45.8 million, or 29.6 % in 2022 from 2021. Revenues from our sensor technologies segment decreased by € 5.5 million or 18.2 % in 2022 from 2021. This increase in revenue was mainly due to higher sales to certain automotive and industrial customers, namely electric vehicle manufacturers. In particular, increased demand from electric vehicle manufacturers drove the increase in our display solutions segment as electric vehicle manufacturers generally require a higher number of displays and larger displays. The revenue decline in sensor technologies was mainly impacted by low post-COVID demand of consumer devices.

Cost of Sales and Gross Profit

Costs of sales increased by € 34.3 million, or 21.4%, to € 194.6 million in 2022 as compared to € 160.3 million in 2021. Total gross profit increased by € 4.4 million or 21.6%, to € 24.9 million in 2022 from € 20.5 million in 2021. Gross profit from our display solutions and sensor technologies segments in 2022 was € 21.4 million and € 3.5 million respectively. Our gross profit for our display solutions segment increased by € 7.5 million or 53.8 % in 2022 as compared to 2021. Our total gross margin was 11.3 % for 2022 compared to our total gross margin of 11.3 % for 2021. Gross margin for our display solutions segment slightly increased to 10.7 % for 2022, compared to 9.0 % for 2021, while gross margin for our sensor technologies decreased to 14.2 % in 2022, compared to a gross margin of 21.8 % in 2021. The gross profit and gross margin in our sensor technologies segment decreased primarily due to lower utilization of production capacities, which is mainly driven by post pandemic impact on demands in customer end markets. This development leads to a decrease of revenues which cannot be compensated by lower costs of sales. Gross profit and gross margin in our display solutions segment stayed stable primarily as a result of ongoing competitive markets. The increase in cost of sales was partially driven by the increase in the price of certain raw materials, transportation costs and overhead and labor costs, which could partly be covered by improvements in production efficiency and utilization.

Selling Expenses

Our selling expenses decreased by € 0.9 million or 18.9 % to € 4.1 million as compared to € 5.0 million for 2021, due to a mixture of cost saving activities, based on continuous efforts to increase efficiency, including further optimizing internal processes, which was also resulting in adjustments for certain cost reallocations. This approach mirrored changes within the internal organizational structure of the company, targeting at further improving the customer experience and satisfying customer needs and requirements. This includes changing the reporting responsibility for certain employees and departments between Chief Operating Officer (COO) and Chief Marketing Officer (CMO), resulting in changes in the cost allocation while ceteris paribus there were no additional changes the cost structure is a consequence. The incorrect allocation of certain expenses resulted in a shift between Selling expenses and Research and development expenses. As a result, the presentation error for the comparative information for 2021 has been remapped, increasing Research and development expense by TEUR 1,379 and decreasing Selling expense by the same amount. For further information, please refer to Note 2.4. Our selling expenses decreased as a percentage of revenue in 2022 to 1.9 % from 2.8 % in 2021.

General Administrative Expenses

Our general administrative expenses increased by € 0.6 million or 2.6%, to € 24.4 million for 2022 as compared to € 23.8 million for 2021. This increase was mainly driven by audit fees and external consulting of € 3.0 million and was partly offset by cost saving activities within our administrative departments and a decrease in depreciation. Our general administrative expenses decreased as a percentage of revenue in 2022 to 11.1 % from 13.2%.

Research and Development Expenses

Our research and development expenses stayed stable at € 6.0 million similar to € 5.9 million in 2021. Adjustments within 2021 figures are reflected to the same extent in the Selling expenses. For further information, please refer to Note 2.4.

Other Operating Income and Other Operating Expenses

On a net basis, other operating income, decreased by € 1.6 million for 2022 to € 2.3 million as compared to € 3.9 million in 2021. This decrease was primarily driven by effects from changed functional currency to USD for VIA optronics GmbH and VIA optronics (Suzhou) Co., Ltd. and partly offset by the release of provisions for onerous contracts.

Financial Result

Our net financial loss increased by € 0.7 million or 96.3%, to € 1.5 million for 2022 as compared to € 0.8 million for 2021. This increase almost entirely relates to increased interest expenses on our borrowings and could only be compensated partly by higher deposit rates.

B.    Liquidity and capital resources

To date, we have historically been able to meet our working capital requirements through sales of our products and services, including licensing, as well as borrowings under our working capital and equipment financing facilities and proceeds from our public offering. As of December 31, 2022, we have cash and cash equivalents of € 44.4 million with additional € 8.0 million of fixed deposit accounts and we have access to eight credit facilities, one iswith one bank located in Germany, but wasn’t used, five are with banks located in China and two with a bank located in Japan. We have a total economic availability of EUR 2.5 million under the German facility, USD 42.1 million and CNY 33.0 million under the Chinese facilities and JPY 281.2 million under the Japanese facilities to support our short-term working capital and capital expenditure requirements. In total € 31.5 million, were outstanding as of December 31, 2022 as compared to an aggregate of € 35.3 million outstanding as of December 31, 2021. At December 31, 2022, the blended interest rate of these facilities was 2.9 % for the Chinese facilities and approximately 0.9 % for the Japanese facilities, with fixed rates, which may change at date of renewal. These facilities generally require repayment within six months except for the long-term Japanese facility which matures on July 31, 2027.

We are not bound by any restrictive covenants with respect to these working capital facilities, however, if subsidiaries decide to borrow under certain of these bank loans they would have to pledge a portion of their receivables to the applicable lender up to the drawn balance of the respective loans to support the obligations under such loans. Historically we have been able to obtain replacement working capital financing upon the maturity of our bank loans. We generally receive payment from our customers within 60-90 days of the date of delivery of our products and services to our customers and maintain 30-60 day payment terms with our suppliers.

We have historically used cash provided by our operations and short-term borrowings under our existing working capital financing facilities to fund our working capital requirements. Subsequent to our public offering in September 2020, we have also used proceeds to fund our working capital requirements and have used a portion to fund a new automated production line in a new building near our headquarters in Nuremberg.

We have experienced positive cash flow from operating activities in 2022, due to several factors, especially a significant reduction of inventory, but not limited to, increased net working capital as well as continued investments in future growth. We believe that our existing cash and cash equivalents, together with cash provided by operations, will be sufficient to meet our anticipated cash needs for at least the next 12 months.

Cash flows

	Year Ended December 31
(€ in thousands)	2022	2021 Restated*	2020 Restated*
Net cash provided by (used in) operating activities	6,431	(29,454)	1,419
Net cash used in investing activities	(12,826)	(9,237)	(2,870)
Net cash provided by (used in) financing activities	(11,236)	9,820	76,237
Net increase (decrease) in cash and cash equivalents	(17,632)	(28,871)	74,786

* Certain amounts for 2021 and 2020 have been restated; see Note 2.4

Net cash provided by (used in) operating activities

In 2022 our net cash from operating activities increased by € 35.9 million from net cash used in operating activities to € 6.4 million net cash provided by operating activities. Main driver is an enhanced working capital management, which primarily includes reduction of inventory, supported by internal benchmark setting. This effect is partly offset by a decrease of accounts payable.

In 2021, our net cash from operating activities decreased by € 30.9 million from net cash provided by operating activities to € (29.5) million from net cash used in operating activities. This decrease of the net cash from operating activities corresponds primarily to increased inventories and trade receivables.

Net cash provided by (used in) investing activities

In 2022, our net cash used in investing activities increased by € 3.6 million to € (12.8) million. The increase was driven by investment in fixed-term deposits, which was partly offset by no executed M&A activity in 2022.

In 2021, our net cash used in investing activities was € (9.2) million, representing an increase of € 6.4 million as compared to 2020. The increase was mainly due to the acquisition of Germaneers GmbH and our investment in SigmaSense LLC and purchases of equipment.

Net cash provided by (used in) financing activities

In 2022, the net cash from financing activities changed by € 21.1 million from net cash provided by financing activities to € (11.2) million net cash we used in financing activities. This effect is mainly driven by higher repayments of loans and borrowings as compared to proceeds from loans and borrowings as well as higher interest payments, which led to a decrease in used loans and borrowings. Moreover, the payment of lease liabilities increased by € 0.5 million compared to last year.

In 2021, the net cash provided by financing activities decreased by € 66.4 million to € 9.8 million. This effect is mainly related to our one-time gross IPO receipt of € 90.8 million which occurred in 2020. Additionally, the payment of lease liabilities decreased by € 1.6 million compared to 2020.

C.    Research and development, patents and licenses, etc.

For a discussion of our research and development activities, see “Item 4.B – Business Overview” and “Item 5.A – Operating Results”.

D. Trend information

For a discussion of trends, see “Item 4.B – Business Overview”, “Item 5.A – Operating Results” and “Item 5.B – Liquidity and Capital Resources”.

E. Critical Accounting Estimate

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

ITEM 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

The following table sets forth the names and functions of the current members of our Supervisory Board, their ages, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations outside of the company as of April 22, 2024:

Name	Age	Term Expire	Principal Occupation
Dr. Heiko Frank (Chairman)	59	2025	Managing Director, Kloepfel Finance GmbH/ Partner WTS Advisory AG
Arthur R. Tan (Vice Chairman)***	64	2024	Group President and Chief Executive Officer (CEO) of AC Industria Technology Holdings, Inc.
Anthony John Best	63	2025	Strategic Financial Director and Advisor of Surface Technology International Inc.
Anil Kumar Doradla*	54	2023	Chief Financial Officer of Grid Dynamics International, Inc. (“Grid Dynamics”)
Udo Zimmer**	61	2024	Managing Director and CFO of GUBOR Schokoladen GmbH
Shuji Aruga	65	2024	Senior advisor of Deloitte Tohmatsu Financial Advisory LLC

* Resigned effective as of March 31, 2023

** Member of Supervisory Board since May 2023 (Judicial appointment until the end of the Annual General Meeting for fiscal year 2022)

*** Resigned effective as of March 31, 2024.

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

Arthur R. Tan, a Filipino citizen, became a member of our Supervisory Board in December 2021 and currently serves as Vice Chairman of our Supervisory Board. Arthur R. Tan has served as the Vice Chairman of the Board of Integrated Micro-Electronics, Inc. since 2016 and concurrently as Chief Executive Officer and Group President since 2001. He is also the Chairman of the Board and Chief Executive Officer of PSi Technologies Inc. and Merlin Solar Technologies, Inc.; President and Chief Executive Officer of Speedy-Tech Electronics Ltd.; Chairman of the Board of Surface Technology International (STI), Ltd., Chairman of the Advisory Board of MT Technologies GmbH; Chairman and Chief Executive Officer of AC Motors and Senior Managing Director of the Ayala Corporation. He is also an Independent Board Member of Lyceum of the Philippines University, FEU Institute of Technology and SSI Group. He graduated with B.S. in Electronic Communications Engineering degree from Mapua Institute of Technology and attended post graduate programs at the University of Idaho, Singapore Institute of Management, IMD and Harvard Business School. We believe his long term experience in business in different positions, particularly in the area of Technology qualifies him to serve on our Supervisory Board. Mr. Tan resigned from his positons at VIA Optronics effective March 31, 2024.

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

Anil Kumar Doradla, an American citizen, became a member of our Supervisory Board in July 2019. He has served as chief financial officer of Grid Dynamics since November 2019. Before this position at Grid Dynamics, Mr. Doradla served as chief financial officer of Airgain Inc. between 2018 and 2020 and as an equity research analyst at William Blair between 2008 and 2018. Mr. Doradla received a Bachelor’s degree in technology from the Sri Venkatesawara University in Tirupati in India. He also holds a master of science from the Virginia Tech University, and completed his master in business administration in business, finance and management at the University of Texas at Austin. We believe that Mr. Doradla’s experience in the area of business and finance, including his role as Chief Financial Officer at Grid Dynamics, provide him with valuable insights into our business, particularly in the area of finance. Mr. Doradla resigned from his positions at VIA Optronics effective March 31, 2023.

Udo Zimmer, a German citizen, became a member of our Supervisory Board effective May 5, 2023, replacing Anil Doradla, who resigned from his positions at VIA Optronics effective March 31, 2023. Mr. Zimmer currently serves as Chairman of our Audit Committee. Since 2023 he serves as Managing Director and CFO of Gubor Schokoladen GmbH. Previously he served as CEO and CFO at Rema Tip Top AG from 2016 to 2022. From 2015 to 2016 he served as CFO at Topwerk Group. He also served as CEO, CFO and CRO in different restructuring cases in the years from 2007 to 2014. From 1996 to 2007 he served as CEO and CFO at Augusta Technologie AG. He is chairman of the

Supervisory Board of InTiCa Systems AG. We believe that Mr. Zimmer’s experience in the area of business and finance provides him with valuable insights into our business, particularly in the area of finance.

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

Members of the Management Board

The following table sets forth the names and functions of the previous and current members of our management board, their ages and their terms as of April 22, 2024:

Name	Age	Term Ends	Position
Roland Chochoiek	62	2025	Chief Executive Officer
Jürgen Eichner*	64	2025	Former Chief Executive Officer
Dr. Markus Peters**	59	2024	Chief Financial Officer

* Jürgen Eichner´s contract as a member of the management board was terminated by the supervisory board with cause February 23, 2024.

** Dr. Markus Peters resigned effective as of March 31,2024

The business address of the members of our Management Board is the same as our business address: VIA optronics AG, Sieboldstrasse 18, 90411 Nuremberg, Germany.

The following is a brief summary of the business experience of the members of our Management Board:

Roland Chochoiek became a member of our Management Board and Chief Executive Officer in August 2023. Mr. Chochoiek became our Chief Marketing Officer in August 2022. Prior to joining VIA, he served as Executive Vice President at Heitec AG where he was responsible for the management of the company’s worldwide electronics business. From 2008 to 2009 Mr. Chochoiek served as Managing Director and Executive Vice President at Rittal GmbH & Co. KG. Previously he served as Vice President Marketing and Strategy for EMEA in Solectron Corporation from 2004 to 2008. From 2001 to 2004 he served as Corporate Director in Corporate and Customer Marketing in Force Computers GmbH/Inc.. In the years from 1988 until 2001 he had various different roles at Force Computers GmbH/Inc.. He graduated in Business Economics at FernUniversität Hagen and also graduated as Dipl.-Ing. in electrical engineering at University of the Federal Armed Forces in Munich.

Jürgen Eichner became a member of our Management Board in January 2019. Mr. Eichner served as our Chief Executive Officer from 2005 until August 2023. After founding VIA optronics GmbH in 2005, Mr. Eichner has served as a Managing Director and Chief Executive Officer of our subsidiary VIA optronics GmbH since 2006. From 2000 to 2004, Mr. Eichner served as Head of Sales EMEA for White Electronics Design Corporation, and from 1998 to 2000, he served as business development manager and as a director of the service group “Professional Services” of Origin Germany B.V. Between 1985 and 1998, he served as a development engineer, project manager, group leader and as the head of the Electronic Service Center of Diehl Stiftung & Co. KG. Mr. Eichner graduated with a Master of Science in electronics engineering from the University of Applied Sciences of Nuremberg. Jürgen Eichner´s contract as a member of the management board was terminated by the supervisory board with cause after the internal investigation from the Advisors February 23, 2024.

Dr. Markus Peters became Chief Financial Officer and a member of our Management Board in July 2021. Dr. Markus Peters served as chairman of the Supervisory Board of LPKF Laser & Electronics AG from July 2017 to November 2020, CFO of German Technology AG (Bantleon Group) from July 2017 to June 2020 and managing director of DMG MORI ECOLINE Holding AG from May 2013 to June 2017 following several senior management positions at thyssenkrupp and RWE. Dr. Markus Peters graduated with a Ph.D. from Christian-Albrechts-University at Kiel. He has resigned from his role as CFO and Member of the Management Board effective March 31, 2024.

Family Relationships

There are no family relationships among any of our Supervisory Board members or Management Board members.

B.    Compensation

Compensation of Management Board and Supervisory Board Members

Compensation of Management Board Members

We entered into service agreements with the current and former members of our Management Board, which are described below in more detail. These agreements provide for an annual fixed base salary and an annual performance award (annual bonus) with a target equaling a certain percentage of the annual fixed base salary. Adjustments to the fixed base salary of our Management Board members are to be considered annually based on inflation, competitive environment and individual performance. In addition to the fixed and variable remuneration components, the members of our Management Board are entitled to additional benefits under the terms of their service agreements, including company car arrangements, mobile phone, as well as to reimbursement of necessary and reasonable expenses, including travelling, overnight accommodation and entertainment expenses. Our company has obtained directors’ & officers’ indemnity insurance policies for the benefit of the members of our Management Board covering the statutory liability arising from their activities in this capacity.

We believe that the service agreements between us and the members of our Management Board provide for payments and benefits that are in line with customary market practice for similar companies who are operating in our industry. In 2022, all members of our Management Board together are entitled to receive a total compensation package of up to € 735,000 annually, which includes each Management Board member’s base salary, bonus payments and other compensation as a result of additional benefits described above.

A settlement for repayment of the related party loan, disclosed in Note 27, to Mr. Jürgen Eichner was reached and the loan was repaid as of September 5, 2023.

in EURO (thousands)	Salary And Fees	Benefits	Post-employment benefits	Total Fixed Remuneration	Annual Bonus	Total Remuneration
Jürgen Eichner	345	13	4	362	135*	497
Dr. Markus Peters	200	9	8	217	21**	238

* Bonus for 2020 (rest) and Bonus for 2021 were subject to the internal investigation

** Bonus for 2021

Service Agreements

Service Agreement with Jürgen Eichner

In September 2020 we entered into a service agreement with Jürgen Eichner to serve as our Chief Executive Officer and a member of our Management Board. The service agreement includes an initial fixed term until December 31, 2022. The fixed base salary had been adjusted annually at the time of the annual collective wage increases for employees of the Bavarian metal industry at a percentage rate equal to the percentage rate at which the salaries of employees at the highest level of the pay scale for employees of the Bavarian metal industry are increased. The annual bonus target amounts to up to 100 % of the annual fixed base salary. The performance targets of the annual bonus were tied to financial indicators, such as annual profits. In the event the company terminates the service agreement for any reason other than for material breach of his duties, Mr. Eichner shall be entitled to a lump sum severance payment equal to one month’s base salary per year of service since June 1, 2006. The service agreement with Mr. Eichner provides for a two-year non-compete covenant after termination of his service agreement. Mr. Eichner was entitled to salary continuation (non-compete compensation) during the term of the non-compete covenant equal to 50 % of the average remuneration (fixed base salary plus variable remuneration) received by Mr. Eichner in the 36 months’ period prior to the termination of the service agreement. The amount of the non-compete compensation shall be payable pro rata in equal monthly installments during the term of such covenant.

On December 29, 2022 the service agreement with Jürgen Eichner was extended. The service agreement includes an initial fixed term until December 31, 2025 and a fixed base salary. The final amount of the variable remuneration will be determined based on the company´s bonus policy. The service agreement with Mr. Eichner provides for a two-year non-compete covenant after termination of his service agreement. Mr. Eichner was entitled to salary continuation (non-compete compensation) during the term of the non-compete covenant equal to 50 % of the average remuneration (fixed base salary plus variable remuneration) received by Mr. Eichner in the 36 months’ period prior to the termination of the service agreement. The amount of the non-compete compensation shall be payable pro rata in equal monthly installments during the term of such covenant. Jürgen Eichner´s contract as a member of the Management Board was terminated by the Supervisory Board with cause on February 23, 2024, based on the conclusion of the internal investigation conducted by BDO and DLA Piper. See Note 30 to the consolidated financial statements.

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

The service agreement includes a two-year non-compete covenant after termination of his service agreement. Dr. Peters is entitled to salary continuation (non-compete compensation) during the term of the non-compete covenant equal to 50 % of the average remuneration (fixed base salary plus variable remuneration) received by him in the 36 months’ period prior to the termination of the service agreement. The amount of the non-compete compensation shall be payable pro rata in equal monthly installments during the term of such covenant. He has resigned from his role as CFO and Member of the Management Board effective as of March 31, 2024.

Service Agreement with Roland Chochoiek

In August 2023, we entered into a service agreement with Roland Chochoiek to serve as Chief Executive Officer and a member of our Management Board. The service agreement included an initial fixed term until July 31, 2024. During their meeting on February 15, 2024 the Supervisory Board decided to extend the service agreement with Roland Chochoiek until December 31, 2025. Roland Chochoiek receives an annual gross fixed salary. In addition to the fixed salary Mr. Chochoiek is eligible to participate in an STI and LTI bonus program as defined by the company (for payment of a nominal annual STI and LTI bonus).

The service agreement includes a two-year non-compete covenant after termination of his service agreement. Mr. Chochoiek is entitled to salary continuation (non-compete compensation) during the term of the non-compete covenant equal to 50 % of the average remuneration (fixed base salary plus variable remuneration) received by him in the 36 months’ period prior to the termination of the service agreement. The amount of the non-compete compensation shall be payable pro rata in equal monthly installments during the term of such covenant.

New remuneration system for the members of the Executive Board

On December 29, 2022, a new remuneration system for the members of the Executive Board was adopted at the Annual General Meeting.

The following table provides an overview of all the main components of the remuneration system:

Fixed compensation component	Fixed remuneration	Fixed contractually agreed remuneration, paid in twelve equal monthly installments
	Fringe benefits	Contractual commitments to (partially) cover expenses, e.g. cell phone, company car, travel expenses
Variable compensation components	Short-term variable remuneration (STI)

Target: 50 % of fixed salary

Cap: 100 % of fixed salary

Performance Criteria:

- Performance (EBITDA)

- Growth (sales)

- Share price

Payment: In the year following the end of the fiscal year for which the bonus is relevant

	Long-term variable remuneration (LTI)	Value at allocation: 50 % of fixed salary Cap: 100 % of fixed salary Performance criteria: Share price increase 15 %p.a. Waiting period: 4 years
Maximum remuneration	The maximum remuneration (incl. fringe benefits, STI and LTI) per fiscal year is limited to € 1,250,000 per Management Board member
Malus/Clawback	Partial or complete reduction or recovery of variable remuneration possible

The target total remuneration for each management board member is the sum of fixed and variable remuneration assuming a 100 percent target achievement.

The Supervisory Board ensures that the target total remuneration is commensurate with the tasks and performance of the respective Management Board member. The Supervisory Board pays particular attention to ensuring that the target total remuneration is in line with the market. It uses both a horizontal and a vertical comparison to assess whether the remuneration is in line with the market.

In addition, the Supervisory Board considers the development of the Management Board remuneration in relation to the remuneration of the workforce of the entire VIA optronics Group in an internal (vertical) comparison. In this comparison, the remuneration of the Management Board is set in relation to the remuneration of the senior management as well as to the wider workforce and subjected to a market comparison. This ratio is also taken into account in the development over time. To this end, a vertical comparison of remuneration is carried out annually in accordance with the Supervisory Board’s definition of the relevant senior executives and the relevant workforce as a whole.

The remuneration system for the members of the Supervisory Board is is available on the company’s website at https://investors.via-optronics.com/investors/annual-general-meeting/

Compensation of Supervisory Board Members

On August 25, 2020, the annual general shareholders’ meeting adopted the following remuneration system for the members of our Supervisory Board to our shareholders at our first annual general shareholders’ meeting:

●	Ordinary members of the Supervisory Board will receive a fixed remuneration in the amount of € 20,000 per annum. The Chairman and Vice Chairman of the Supervisory Board will receive a fixed remuneration in the amount of € 40,000 per annum and € 30,000 per annum, respectively. The Chairman of the Audit Committee will receive a fixed remuneration in the amount of € 30,000 per annum.
●	If more than four Supervisory Board meetings are held during a calendar year, the members of the Supervisory Board will receive € 5,000 for each additional physical meeting. Beyond this, we will generally not compensate the Supervisory Board members for their attendance of Supervisory Board meetings.
●	The members of the Supervisory Board will be entitled to reimbursement of their reasonable, documented expenses (including, but not limited to, travel, board and lodging and telecommunication expenses).
●	Value added tax payable on their remuneration and expenses shall be added, where applicable. This remuneration system will, therefore, remain in force until amended or terminated by our general shareholders’ meeting.

Remuneration and Benefits in the Financial Year 2022

In 2022, the members of our Management Board are entitled to receive a total compensation package of up 735,000 annually, which includes base salary, bonus payments and other compensation as a result of additional benefits described above.

On December 29, 2022, the annual general shareholders’ meeting adopted the following remuneration system for the members of our Supervisory Board:

●	The members of the Supervisory Board shall receive fixed compensation of EUR 40,000 per year. The Chairman of the Supervisory Board shall receive additional compensation of EUR 21,300 per year and the Deputy Chairman of the Supervisory Board shall receive additional compensation of EUR 5,000 per year. The Chairman of the Audit Committee shall receive additional compensation of EUR 14,500 per year. The Chairman of the Compensation and Nomination Committee shall receive additional compensation of EUR 12,000 per year. Ordinary members of the Audit Committee shall receive additional fixed compensation of EUR 9,000 per year, ordinary members of the Compensation and Nomination Committee shall receive additional fixed compensation of EUR 6,750 per year. Members of the Supervisory Board who are members of the Supervisory Board or a committee for only part of the financial year, or who chair or vice-chair the Supervisory Board or chair one of the committees, shall receive the respective compensation pro rata temporis.

●	The members of the Supervisory Board shall be entitled to reimbursement of their reasonable, documented expenses (including, but not limited to, travel, accommodation and telecommunications expenses).
●	Sales tax payable on their compensation and expenses, if any, shall be added.

The above compensation regulation shall be applied for the first time for the current fiscal year 2022.

The compensation system for the members of the Supervisory Board is presented below and is available on the company’s website at https://investors.via-optronics.com/investors/annual-general-meeting/

Compensation system for members of the Supervisory Board of VIA optronics AG

a) Objective of Supervisory Board remuneration: The system for the compensation of Supervisory Board members is based on the statutory requirements and takes into account the recommendations of the German Corporate Governance Code. The compensation of the members of the Supervisory Board shall be balanced overall and shall be in an appropriate relationship to the responsibilities and tasks of the members of the Supervisory Board and to the situation of the company, also taking into account the compensation regulations of other comparable companies. At the same time, the compensation system aims to be attractive in order to attract and retain outstanding candidates for office on the Supervisory Board of VIA optronics AG. This is a prerequisite for the best possible supervision and advice of the Management Board, which in turn make a significant contribution to the long-term success of the company.

b) Structure of Supervisory Board remuneration: The members of the Supervisory Board receive purely fixed compensation in order to strengthen the independence of the Supervisory Board, enable it to perform its advisory and supervisory functions objectively and neutrally, and make independent personnel and remuneration decisions. This is also in line with the suggestion of the German Corporate Governance Code that Supervisory Board remuneration should consist of fixed compensation. In line with the recommendation of the German Corporate Governance Code, the higher time commitment of the Chairman and Deputy Chairman of the Supervisory Board and of the Chairmen and members of committees should be taken into account in an appropriate manner through corresponding additional compensation. Due to the special nature of Supervisory Board compensation, which is granted for Supervisory Board activities and differs fundamentally from the activities of employees of the company and the Group, a so-called vertical comparison with employee remuneration is not considered.

c) Review of Supervisory Board remuneration: The compensation of the members of the Supervisory Board at VIA optronics AG is determined by the General Shareholders’ Meeting. The compensation and the compensation system of the members of the Supervisory Board are regularly reviewed for appropriateness by the Supervisory Board and Management Board, whereby external remuneration experts may also be consulted. When mandating external remuneration consultants, attention is paid to their independence.

If the Management Board and Supervisory Board see a need to adjust the remuneration or the remuneration system, they will submit a corresponding resolution proposal to the General Shareholders’ Meeting; in any case, a resolution proposal on the compensation, including the underlying remuneration system, will be submitted to the General Shareholders’ Meeting no later than every four years. The General Shareholders’ Meeting may confirm the respective existing system of Supervisory Board remuneration or adopt a resolution to amend it.

The above proposal for the remuneration of the members of the Supervisory Board was discussed in detail by the Management Board and the Supervisory Board. Independent external remuneration experts were consulted in advance for an appropriate analysis and concept development. The regulations applicable to dealing with conflicts of interest are also observed in the procedure for establishing and implementing the remuneration system.

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

The Audit Committee consisted as of December 31, 2022 of three members: Shuji Aruga, Anthony John Best and Anil Kumar Doradla. Effective March 31, 2023, the Chairman of our Audit Committee, Mr. Doradla resigned and was replaced, by means of judicial appointment effective May 5, 2023, by Udo Zimmer.

Pursuant to the German Corporate Governance Code, the Chairman of the Audit Committee shall not be the Chairman of our Supervisory Board. In addition, the Chairman of the Audit Committee shall be independent from the company, the Management Board and from the controlling shareholder, and shall have specific expertise in accounting and internal control procedures.

Our Supervisory Board determined that the previous Chairman of the Audit Committee, Mr. Doradla, in view of his in deep knowledge and experience in the application of accounting principles and internal control procedures, had the required expertise to serve as Chairman of the Audit Committee within the meaning of the German Corporate Governance Code. Additionally, Mr. Doradla qualified as an “audit committee financial expert” within the meaning of Item 16.A to Form 20-F. Mr. Doradla qualified as an “audit committee financial expert” due to his prior professional experience as Chief Financial Officer of Grid Dynamics.

Our Supervisory Board has determined that the current Chairman of the Audit Committee, Mr. Zimmer, in view of his in deep knowledge and experience in the application of accounting principles and internal control procedures, had the required expertise to serve as Chairman of the Audit Committee within the meaning of the German Corporate Governance Code. Additionally, Mr. Zimmer qualifies as an “audit committee financial expert” within the meaning of Item 16.A to Form 20-F. Mr. Zimmer qualifies as an “audit committee financial expert” due to his prior professional experience as Chief Financial Officer of Augusta Technology.

Management Board

Overview

Under our articles of association, the Management Board must consist of one or more persons. The Supervisory Board determines the exact number of members on the Management Board and appoints the Chairman and the deputy Chairman of the Management Board, if any. Currently, the Management Board consists of one member, Roland Chochoiek, appointed as Chief Executive Officer.

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

Our Supervisory Board may delegate any of these tasks to one of its committees, subject to certain exceptions in which resolutions have to be taken by the Supervisory Board as a whole. Pursuant to our current rules of procedure for the Supervisory Board, our Supervisory Board has delegated certain tasks to the Audit Committee and certain other tasks to the Compensation and Nomination Committee. For more details see sections “– Compensation and Nomination Committee” and “– Audit Committee”.

According to our articles of association, as long as there are two or more Management Board members, either (i) two Management Board members or (ii) one Management Board member acting jointly with an authorized representative (Prokurist) have the authority to act on our behalf. The Supervisory Board may grant any Management Board member the right to represent us alone and may release any member of the Management Board from the restrictions on multiple representation (Mehrfachvertretung) under Section 181, 2nd alternative of the German Civil Code (Bürgerliches Gesetzbuch).

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

The Chief Executive Officer, currently Roland Chochoiek, has the following primary responsibilities:

●	overseeing our marketing and sourcing, sales and operations, research and development, technology, production, human resources, information technology and quality management functions.

The founder and previous member of the Management Board, Jürgen Eichner, had the following primary responsibilities:

●	focusing on the Company’s ecosystem, current and new customer

The previous Chief Financial Officer, Dr. Markus Peters, had the following primary responsibilities:

●	overseeing our finance, controlling, accounting, legal, and investor relations functions.

The rules of procedure of our Supervisory Board provide that a Management Board member may not continue to serve on our Management Board past his or her 65th birthday.

D.    Employees

As of December 31, 2022, we engaged with, including through secondment and service agreements with Toppan as well as through agreements with external dispatch firms as described below, a total of 721 persons, including 524 in operations (such as Production, Strategic Purchasing, Global Quality and Processes, Engineering, Supply Chain Management), 13 temporary workers , 75 in finance and administration (such as human resources, information technology, legal and general administration); 42 in sales and marketing (including licensing); 47 in research and development; and 20 in project management.

Of these staff members, 246 were located in Germany, 472, in the aggregate, in China, Japan and Taiwan, Philippines and 3 in the United States. In addition to our direct employees, as of December 31, 2022, we utilized the services of 240 individuals, in the aggregate, in Germany, China and Japan, on a contract basis to support our flexible production capacity which aids in balancing production volume variations, figures of which are included into the above-mentioned aggregate staff counts.

At VTS, we are serviced by a total of 111 employees as of December 31, 2022 with 10 direct employees, 62 secondees from Toppan and 7 Toppan employees providing services to us under the Business Assistance Agreement, including 13 in research and development, and further 32 are dispatched to VTS from professional dispatch firms. Of the aggregate staff working at VTS sites, 73 were located in Shiga, Japan, 29 were located in Satte, Japan, and 5 were located in Hino City (Tokyo, Japan), 2 in Taipei and 2 in Shanghai.

The secondment arrangement with Toppan expires in March 2024, after it was extended for additional one year in 2023. Further extension are still under negotiations.

E.    Share Ownership

1.    Ordinary Shares Beneficially Owned

The following table sets forth information, as of April 04, 2024, regarding the beneficial ownership of our ordinary shares.

Holders in excess of 5%:	Number of Shares Beneficially Owned	% of Beneficially Owned
Coöperatief IMI Europe U.A.	2,280,000 (1)	50.32%
Corning Research & Development Corporation	280,701 (2)	6.20%
Royce & Associates, LP	322,281 (3)	7.11%
Cannell Capital LLC	462,915(4)	10.22%
Supervisory Board and Management Board Members
Arthur Tan* *****	21,033 (5)	*
Anthony John Best	-	-
Anil Kumar Doradla**	-	-
Udo Zimmer	-	-
Dr. Heiko Frank	-	-
Shuji Aruga	-	-
Roland Chochoiek	-	-
Dr. Markus Peters****	-	-
Jürgen Eichner***	720,000 (6)	15.89%
All members of our Supervisory Board and Management Board as a group (8 persons)	741,033 (7)	16.36%

* Less than 1%

**Resigned effective as of March 31, 2023

***Appointment to Management Board revoked effective as of February 23, 2024

****Dr. Markus Peters has resigned from his role as CFO and Member of the Management Board effective as of March 31, 2024

***** Resigned effective as of March 31, 2024

(1) Based on the Schedule 13G filed by Coöperatief IMI Europe U.A. on February 11, 2021. The address of Coöperatief IMI Europe U.A. is Herikerberweg 238 Luna ArenA, 1101 CM, Amsterdam, Noord-Holland, Netherlands. No natural person has sole voting or dispositive control over the shares owned by Coöperatief IMI Europe U.A.; Cooperatief IMI Europe U.A. is a wholly-owned subsidiary of Integrated Micro-electronics, Inc. (IMI). AC Industrial Technology Holdings, Inc., a wholly-owned subsidiary of Ayala Corporation (AC), in turn holds 52.03 % of IMI. Mermac, Inc. owns 47.91 % of AC. Each of Fernando Zobel de Ayala and Jaime

Augusto Zobel de Ayala are the beneficial owner with 30.25 % of Mermac Inc. with address at 3rd Floor Makati Stock Exchange Building, Ayala Avenue, Makati City, Philippines.

(2) Based on the Schedule 13G filed by Corning Incorporated on October 7, 2020. Consists entirely of ADSs and is reflected on an as-converted basis to the underlying ordinary shares. The address of Corning Incorporated is One Riverfront Plaza, Corning, NY 14831, USA. Corning Research & Development Corporation is a wholly owned subsidiary of Corning, Inc., a publicly-listed company in the United States.

(3) Consists of 1,611,406 ADSs based on the Schedule 13G/A filed by Royce&Associates, LP on January 30, 2024 and is reflected on an as-converted basis to the underlying ordinary shares. The address of Royce & Associates, LP is 745 Fifth Avenue, New York, NY 10151 (4) Consists of 2,314,575 ADSs based on the Schedule 13G/A filed by Cannell Capital LLC and J. Carlo Cannell on February 14, 2024 and is reflected on an as-converted basis to the underlying ordinary shares. The address of Cannell Capital LLC, 245 Meriwether Circle, Alta, WY 83414 (5) Consists of 21,033 ADSs owned by Mr. Tan. The business address of Mr. Tan is c/o VIA optronics AG, Sieboldstrasse 18, 90411 Nuremberg, Germany.

(6) 640,000 of Mr. Eichner’s shares are held through the entity Jürgen Eichner Vermögensverwaltungs GmbH & Co. KG, which is controlled by Mr. Eichner. Based on the Schedule 13G/A filed by Mr. Eichner on February 14, 2022. The business address of Mr. Eichner was c/o VIA optronics AG, Sieboldstrasse 18, 90411 Nuremberg, Germany. The remaining 80,000 shares are legally owned by close family members, but held in fiduciary custody, with all voting rights reserved, by Mr. Eichner.

(7) The percentage of ownership by all members of our Supervisory and Management Boards as a group is based on 4,530,701 ordinary shares outstanding as of April 4, 2024.

Percentages of ownership are based on 4,530,701 ordinary shares outstanding as of April 4, 2024. Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

As of April 4, 2024, to the best of our knowledge, all of our outstanding ADSs were held by two registered holders of record based in the United States.

As of April 4, 2024, there were six holders of record entered in our German share register. BNYM, the depositary, is the holder of record of the ordinary shares that underlie our ADSs. The number of holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our Company.

F.    Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable

ITEM 7.    Major Shareholders and Related Party Transactions

A.    Major shareholders.

See “Item 6. Directors, Senior Management and Employees – E. Share Ownership”.

B.    Related Party Transactions

Since January 1, 2018, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our Supervisory Board and Management Board, executive officers, holders of more than 10 % of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe where required in “Item 6. Directors, Senior Management and Employees”, and the transactions we describe below.

Strategic Alliance Agreements

See “Item 4. Information on the Company – B. Business Overview – Strategic Alliance Agreements” for a description of material agreements with Toppan, the minority owner of VTS-Touchsensor Co., Ltd.

Property Lease Agreement

Our subsidiary VIA optronics GmbH has leased 28.42 square meters of office space located at Lettenfeldstrasse 15, Schwarzenbruck, Germany from former CEO and former Member of the Management board, Jürgen Eichner pursuant to a lease agreement dated June 1, 2006, as amended from time to time. The initial net rent amounted to € 730.00 per month, with prepayment for operating costs in an amount of € 220.00 net per month (plus 19 % VAT). Since 2011, the rent and prepayment for operating costs have been reduced to an aggregate net amount of € 360.00 (plus 19 % VAT) due to a reduction of the space leased. The lease agreement has been terminated in the beginning of 2024.

Service Agreements

We have entered into service agreements with the members of our Management Board. See “Item 6. Directors, Senior Management and Employees”.

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

Service and Support Agreement and Framework Development Agreement with IMI

See “Item 4. Information on the Company – B. Business Overview – Strategic Alliance Agreements – Agreements with IMI” for a description of commercial agreements with IMI, an affiliate of our majority shareholder, and Note 27 of the consolidated financial statements under “Item 18 – Financial Statements” for additional information.

Relationship with Kloepfel Corporate Finance GmbH

Dr. Heiko Frank, a member of our Supervisory Board, holds 49.99 % of the shares and serves as managing director of Kloepfel Corporate Finance GmbH, or Kloepfel. Kloepfel has served as an advisor to our business since March 2016 based on a continuing, unterminated buy-side project contract, including in connection with the investment by our current shareholder Cooperatief IMI Europe U.A. in VIA optronics GmbH and the acquisition by VIA optronics GmbH of the 65 % ownership interest in VTS-Touchsensor Co., Ltd. Under the project contract, Kloepfel was, entitled to (i) a monthly retainer, (ii) a lump-sum success fee equaling € 250,000 net per successful acquisition, (iii) a lump-sum milestone fee of € 5,000 net per issued letter of intent, and (iv) reimbursement of out-of-pocket expenses. This project contract ended in November 2021.

Pursuant to a further project contract dated as of July 1, 2018, and amended on July 25, 2019, Kloepfel provided general advisory, management and coordination services in connection with our initial public offering. Under the IPO project contract, Kloepfel was entitled to (i) a monthly retainer, (ii) a success fee equal to 0.95 % of the gross proceeds of our initial public offering, and (iii) reimbursement of out-of-pocket expenses, subject to certain caps. The aggregate fee Kloepfel received during the 3 years’ duration of the IPO project contract amounts to € 870.280,19. Following completion of the initial public offering, the IPO project contract had been terminated; no fees owed to Kloepfel are outstanding under this terminated IPO project contract.

Role of Dr. Heiko Frank and Jerome Tan as “Statutory Auditor” at VTS-Touchsensor Co., Ltd.

Dr. Heiko Frank, a member of our Supervisory Board, was appointed as “statutory auditor” of our Japanese subsidiary, VTS-Touchsensor Co., Ltd. in 2018. Pursuant to Japanese law, a “statutory auditor” is appointed for a term of four years. The major responsibilities of the statutory auditor include the general supervision and monitoring authority of the relevant company and its directors. This includes the duty to monitor the status of the company’s business operations and its assets and liabilities, the review of the company’s financial statements, business reports prepared for submission to each shareholders’ meeting and preparation of an audit (business monitoring) report for each business year. The statutory auditor’s responsibilities also include monitoring and supervising the compliance of the company’s directors with applicable laws and the company’s articles of incorporation. In connection with Dr. Frank’s role as “statutory auditor”, € 7,500 was paid in 2019 to Kloepfel Corporate Finance GmbH, where Dr. Frank is managing director. He resigned from his position as “statutory auditor” on March 18, 2020. He did not receive any fees for his role in 2020. His successor as statutory auditor of VTS has been Mr. Jerome Tan, who succeeded Mr. Frank immediately. Jerome Tan is currently the President, and was previously the Chief Financial Officer, of IMI, which is the major shareholder of VIA AG. Mr. Tan has not received any fees in connection with his service as statutory auditor of VTS in 2021 and 2022.

Relationship with C-Con GmbH

On June 29, 2021 we entered into a Purchase Order with C-Con GmbH (“C-Con”) to supply us with certain components that we need to manufacture our display technologies. C-Con is a subsidiary of MT Technologies, which belonged until August 2023 to Ayala Corporation Industrial, the parent company of Coöperatief IMI Europe U.A., one of our major shareholders. Under this Purchase Order, we have purchased components totaling € 2,236,316 in 2022. See Note 27 of the consolidated financial statements under “Item 18 – Financial Statements” for additional information.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements”.

Legal Proceedings

See “Item 4. Information on the Company – B. Business Overview – Legal Proceedings”.

Dividend Policy

We have no present intention of declaring or paying any dividends in the foreseeable future. Any recommendation by our Management Board and Supervisory Board to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements, capital requirements, business prospects and other factors.

All of our shares represented by the ADSs generally have the same dividend rights as all of our other outstanding shares. Any distribution of dividends proposed by our Management Board and Supervisory Board requires the approval of our shareholders in a shareholders’ meeting. See “Item 10. Additional Information – B. Memorandum and Articles of Association”, which incorporates by reference certain sections of our registration statement on Form F-1 (Registration No. 333---248599) that explain in more detail the procedures we must follow and the German law provisions that determine whether we are entitled to declare a dividend.

For information regarding the German withholding tax applicable to dividends and related United States refund procedures, see “Item 10. Additional Information – E. Taxation – German Taxation of ADSs.”

B. Significant Changes

Except as set forth elsewhere in this annual report, no significant changes have occurred since December 31, 2022.

ITEM 9.    The Offer and Listing

A. Offer and Listing Details

Every five ADSs represent one ordinary share. Our ADSs are listed for trading on the New York Stock Exchange under the symbol “VIAO”.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs have been listed on the New York Stock Exchange since September 25, 2020.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.    Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

See the descriptions included in our registration statement on Form F-1 (Registration No. 333-248599) under the headings “Description of Company History and Share Capital” and “Description of American Depositary Shares”, which are incorporated herein by reference.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company – Business Overview”, “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions”, or elsewhere in this annual report.

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

E. Taxation

The following discussion describes the material U.S. federal income tax and German tax consequences of acquiring, owning and disposing of the ADSs. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase ADSs by any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers that are generally assumed to be known by investors. In particular, this discussion does not address tax considerations applicable to a U.S. holder (as defined in “ – U.S. Taxation” below) or other holder that may be subject to special tax rules, including, without limitation, brokers or dealers in securities or currencies, traders in securities electing mark to market, notional principal contracts or currencies, Medicare contribution tax, financial institutions, insurance companies, U.S. expatriates and inverted companies, certain stapled companies, tax-exempt organizations, tax-deferred or other retirement accounts, regulated investment companies, real estate investment trusts, a person that holds ADSs as part of a hedge, straddle, conversion or other integrated transaction for tax purposes, a person that purchases or sells ADSs as part of a wash sale for tax purposes, a person whose functional currency for tax purposes is not the U.S. dollar, a person subject to the U.S. alternative minimum tax, a person who does not hold the ADSs as capital assets for tax purposes, or a person that owns or is deemed to own 10 % or more of the company’s stock (by vote or value). In addition, the discussion does not address tax consequences to an entity treated as a partnership (or other pass-through entity) for U.S. federal income tax purposes that holds ADSs. Prospective purchasers that are partners in a partnership holding ADSs should consult their own tax advisors.

German Taxation

The following discussion describes the material German tax consequences of acquiring, owning and disposing of ADSs. With the exception of the subsection “Income Taxation of German Tax Resident Holders” below, which provides an overview of dividend taxation of holders that are tax resident in Germany, this discussion applies only to U.S. treaty beneficiaries (defined below) that acquire ADSs in the offering. This discussion is based on German tax laws, including, but not limited to, circulars issued by German tax authorities, which are not binding on the German courts, and the Treaty (as defined below). It is based upon tax laws in effect as of the date of this annual report. These laws are subject to change, possibly on a retroactive basis. There is no assurance that German tax authorities will not challenge one or more of the tax consequences described in this discussion. This discussion does not address the treatment of ADSs that are (i) held in connection with a permanent establishment or fixed base through which a U.S. treaty beneficiary carries on business or performs personal services in Germany or (ii) part of business assets for which a permanent representative in Germany has been appointed. In addition, this discussion is based upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. It does not purport to be a comprehensive or exhaustive description of all German tax considerations that may be of relevance in the context of acquiring, owning and disposing of ADSs. Prospective holders of ADSs should consult their own tax advisors regarding the German tax consequences of the purchase, ownership and disposition of ADSs in light of their particular circumstances, including the effect of any state, local, or other foreign or domestic laws or changes in tax law or interpretation.

General German Tax Treatment of ADSs

As of the date hereof, no published German tax court decisions exist as to all aspects of the German tax treatment of ADRs or ADSs. However, based on the circular issued by the German Federal Ministry of Finance (Bundesfinanzministerium) dated May 24, 2013, reference number IV C 1-S2204/12/10003, as amended by the circular dated December 18, 2018, reference number IV C 1-S2204/12, jointly the “ADR Tax Circular”, for German tax purposes, the ADSs should represent a beneficial ownership interest in the underlying shares of the company and qualify as ADRs for the purpose of the ADR Tax Circular. If the ADSs qualify as ADRs under the ADR Tax Circular, dividends will accordingly be attributable to holders of ADSs for tax purposes, and not to the legal owner of the ordinary shares

(i.e., the financial institution on behalf of which the ordinary shares are stored at a domestic depository for the ADS holders). Furthermore, holders of ADSs will be treated as beneficial owners of the capital of the company with respect to capital gains (see below in section “– German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs”). However, investors should note that circulars published by the German tax authorities (including the ADR Tax Circular) are not binding on German courts, including German tax courts, and it is uncertain whether a German court would follow the ADR Tax Circular in determining the German tax treatment of the ADSs. Nevertheless, for the purpose of this German tax section it is assumed that the ADSs qualify as ADRs within the meaning of the ADR Tax Circular.

Taxation of Non-German Resident U.S. Holders

The following discussion describes material German tax consequences for a holder that is a U.S. treaty beneficiary of acquiring, owning and disposing of ADSs. For purposes of this discussion, a “U.S. treaty beneficiary” is a resident of the United States for purposes of the Convention between the Federal Republic of Germany and United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and certain other Taxes in the version published as of June 4, 2008 / August 7, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung der Bekanntmachung vom 4. Juni 2008 / 7. August 2008) as published in the German Federal Law Gazette 2008 vol. II pp. 611/851 (hereinafter referred to as the “Treaty”) who is fully eligible for benefits under the Treaty.

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

The full amount of a dividend distributed by the company to a non-German resident holder is subject as a matter of principal to (final) German withholding tax at an aggregate rate of 26.375% (25 % income tax plus 5.5% solidarity surcharge thereon). The relevant dividend is deemed to be received for German tax purposes at the payout date as determined by the company’s general shareholders’ meeting, or if such date is not specified, the day after such general shareholders’ meeting.

The amount of the relevant taxable income is based on the gross amount in Euro; any expenses and costs related to such taxable income in principle should not reduce the taxable income. German withholding tax on capital income (Kapitalertragsteuer) is withheld and remitted to the competent German tax authorities by (i) the German dividend disbursing agent (i.e., a German credit institution, financial services institution (each including the German branch of a foreign enterprise), German securities trading enterprise or German securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz)) that holds or administers the underlying shares in custody and (a) disburses or credits the dividend income from the underlying shares, (b) disburses or credits the dividend income from the underlying shares on delivery of the dividend coupons or (c) disburses such dividend income to a foreign agent, or (ii) the central securities depository (Wertpapiersammelbank) in terms of the German Depositary Act (Depotgesetz) holding the underlying shares in a collective deposit, if such central securities depository disburses the dividend income from the underlying shares to a foreign agent, regardless of whether a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany. Pursuant to the provisions of the Treaty, the German withholding tax may not exceed 15 % of the gross dividends collected by U.S. treaty beneficiaries. The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application (subject to presenting a German withholding tax certificate which can only be issued if the company has confirmed in writing to the German depositary the number of ADSs issued and that all of the ADSs issued at the issuance date were covered by an equivalent number of German shares deposited with the German depositary (circular by the German Federal Ministry of Finance, dated December 18, 2018, reference number IV C 1-S 2204/12/10003)). For example, for a declared dividend in the amount of EUR 100, a U.S. treaty beneficiary initially receives EUR 73.625 (EUR 100 minus the 26.375 % withholding tax including solidarity surcharge). The U.S. treaty beneficiary is entitled to a partial withholding tax refund from the German tax authorities in the amount of EUR 11.375 of the gross dividend (EUR 100). As a result, the U.S. treaty beneficiary ultimately receives a total amount of EUR 85 (85 % of the declared dividend) following the refund of the excess withholding. However, such a refund is subject to the German anti-avoidance treaty shopping rule (as described below in section “– Withholding Tax Refund for U.S. Treaty Beneficiaries”). A reduced permitted German withholding tax rate of 5 % would apply according to the Treaty provisions, if the U.S. treaty beneficiary is a corporation and holds directly at least 10 % of the voting shares of the dividend paying company.

German Taxation of Capital Gains of U.S. Treaty Beneficiaries of the ADSs. Capital gains from the disposition of ADSs realized by a non-German tax resident holder who does not maintain a permanent establishment or other taxable presence in Germany will be treated as German source income and be subject to German (corporate) income tax if such holder at any time during the five years preceding the disposition, directly or indirectly, owned 1 % or more of the company’s share capital (or other equity related instruments, as specified by law), irrespective of whether through the ADSs or shares of the company. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and quota would be taken into account when calculating the above holding period and the participation threshold. However, U.S. treaty beneficiaries are eligible for treaty benefits under the Treaty (as described above in the section “– Taxation of Non-German Resident U.S. Holders”). Pursuant to the Treaty, U.S. treaty beneficiaries are not subject to German tax with any capital gain derived from the sale of the ADSs, even under the circumstances described in the preceding paragraph and, therefore, will not be taxed on capital gains from the disposition of the ADSs. German statutory law obliges a German disbursing agent to levy withholding tax on capital gains from the sale of ADSs or other securities held in a custodial account in Germany. With regard to the German taxation of capital gains, German disbursing agent means a German credit institution or the financial services institution, including a German branch of a foreign enterprise, or a German securities trading enterprise or a German securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz)) that holds the ADSs in custody or administers the ADSs for the investor or conducts sales or other dispositions and disburses or credits the income from the ADSs to the holder of the ADSs. It should be noted that the German statutory law does not explicitly condition the obligation to withhold taxes on capital gains being subject to taxation in Germany under German statutory law or on an applicable income tax treaty permitting Germany to tax such capital gains. However, a circular issued by the German Federal Ministry of Finance, dated January 18, 2016, reference number IV C 1-S2252/08/10004:017 (published in the German Federal Tax Gazette 2016 vol. I pp. 85), as amended from time to time, provides that German taxes on capital gains need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The circular further states that there is no obligation to withhold such tax even if the non-German resident holder owns 1 % or more of the share capital of a German corporation. Although circulars issued by the German Federal Ministry of Finance are in principle only binding on the German tax authorities, a German disbursing agent is expected not to withhold tax on capital gains derived by a U.S. treaty beneficiary from the disposition of ADSs held in a custodial account in Germany, unless that the holder of the ADSs does not provide evidence on its tax status as non-German tax resident.

Withholding Tax Refund for U.S. Treaty Beneficiaries. U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty (as described above in Section “– Taxation of Non-German Resident U.S. Holders”). Accordingly, U.S. treaty beneficiaries are entitled to claim a refund of the portion of the otherwise applicable 26.375 % German withholding tax on dividends that exceeds the applicable Treaty rate (subject to presenting a German withholding tax certificate). However, in respect of dividends, the refund described in the preceding paragraph is only possible if, due to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the holder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the holder has to bear at least 70 % of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the holder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, then for a holder not being tax-resident in Germany who applied for a full or partial refund of the withholding tax pursuant to a double taxation treaty, no refund is available. This restriction generally does only apply if (a) the tax on the dividends underlying the refund application is below 15 % of the gross amount of the dividends pursuant to a double taxation treaty and (b) the holder does not directly own 10 % or more of the shares in the company and is subject to income taxes in its state of residence, without being tax-exempt.

The restriction of the withholding tax credit does not apply if the holder has beneficially owned the ADSs for at least one uninterrupted year until receipt (Zufluss) of the dividends.

However, as previously discussed, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs. Further, such refund is subject to the German anti-treaty shopping rule according to section 50d para.3 of the German Income Tax Act (Einkommensteuergesetz). Generally, this rule would deny the right to a full or partial refund to the extent persons holding ownership interests in the U.S. treaty beneficiary (in case it is a non-German resident company) would not be entitled to the refund if they would have derived the income directly, and the source of income at the foreign company does not have a material connection with economic activity of the foreign company, considering that the mere conduit of income or the lack of a business organization with resources appropriate to its business purpose would not qualify as economic activity. However, this shall not apply if none of the main objectives for the interposition of the foreign company would have been the achievement of a tax benefit or if the foreign company’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange.

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

ADSs held as Private Assets (Privatvermögen). If ADSs are held as private assets by a German tax resident individual, dividends and capital gains are taxed as capital income (Einkünfte aus Kapitalvermögen) and are principally subject to 25 % German flat rate income tax on capital income (Abgeltungsteuer) (plus a 5.5 % solidarity surcharge (Solidaritätszuschlag) thereon, resulting in an aggregate rate of 26.375 % and plus church tax (Kirchensteuer), if applicable), which is generally levied in the form of withholding tax on capital income (Kapitalertragsteuer). The holder is taxed on gross capital income (including dividends or gains with respect to ADSs), less the annual saver’s tax-free allowance (Sparer-Pauschbetrag) of currently EUR 1,000 for an individual or EUR 2,000 for married couples and registered civil unions (eingetragene Lebenspartnerschaften) filing jointly. The deduction of actual expenses relating to the capital income (including dividends or gains with respect to ADSs) is not permitted.

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

Losses resulting from the disposal of ADSs can only be offset with capital gains from the disposition of shares of corporations (Aktien) and other ADSs treated similar to shares. If, however, a holder directly or indirectly held at least 1 % of the share capital of the company at any time during the five years preceding the disposition, the German flat rate income tax on capital income does not apply with regard to such capital gain, but 60 % of the capital gain resulting from the disposition are taxable at the holder’s personal progressive income tax rate (plus 5.5 % solidarity surcharge and church tax, if applicable, thereon). Correspondingly, only 60 % of any capital losses and disposal costs are tax deductible.

ADSs held as Business Assets (Betriebsvermögen). In case the ADSs are held as business assets, the actual taxation depends on the legal form of the holder (i.e., whether the holder is a corporation or an individual). Irrespective of the legal form of the holder, dividends are generally subject to the aggregate withholding tax rate of 26.375%, unless the holder of the ADSs is an investment fund (Investmentfonds) subject to German investment taxation. The tax actually withheld is credited against the respective holder’s final (corporate or personal) income tax liability. Due to special rules on the restriction of withholding tax credits in respect of dividends, a full withholding tax credit requires that the following three cumulative requirements are met: (i) the holder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the holder has to bear at least 70 % of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the holder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, three-fifths of the withholding tax imposed on the dividends must not be credited against the holder’s corporate income tax or income tax liability, but may, upon application, be deducted from the holder’s tax base for the relevant tax assessment period. A holder that is generally subject to German income tax or corporate income tax and that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit under the aforementioned requirements has to notify the competent local tax office accordingly and has to make a payment in the amount of the omitted withholding tax deduction. The special rules on the restriction of withholding tax credit do not apply to a holder whose overall dividend earnings within an assessment period do not exceed EUR 20,000 or that has been the beneficial owner of the ADSs for at least one uninterrupted year until receipt (Zufluss) of the dividends. To the extent the amount withheld exceeds the (corporate or personal) income tax liability, the withholding tax will be refunded, provided that certain requirements are met. With regard to holders in the legal form of a corporation, capital gains from ADSs are in general effectively 95 % tax exempt from corporate income tax (including solidarity surcharge) and trade tax. In contrast, dividends from ADSs are only 95 % exempt from corporate income tax, if the corporation holds at least 10 % of the share capital in the company at the beginning of the respective calendar year. To the extent ADSs and/or shares of 10 % or more of the company have been acquired during a calendar year, the acquisition will be deemed to be made at the beginning of the calendar year. Furthermore, dividends are subject to trade tax (Gewerbesteuer), unless the holder holds at least 15 % of the share capital in the company at the beginning of the tax assessment period. In the latter case, effectively 95 % of the dividends are exempt from trade tax.

Business expenses and capital losses actually incurred in connection with ADSs might not be tax deductible for corporate income and trade tax purposes except if certain requirements are met. This concerns in particular expenses which are related to the disposition of ADSs. With regard to individuals holding ADSs as business assets, 60 % of dividends and capital gains are taxed at the personal progressive income tax rate of the holder of ADSs (plus 5.5 % solidarity surcharge and church tax, if applicable, thereon). Correspondingly, only 60 % of business expenses related to the respective income are principally deductible for income tax purposes. Furthermore, trade tax may apply, provided the ADSs are held as assets of a German trade or business (Gewerbebetrieb) of the holder, but the resulting trade tax might be credited against the income tax liability of the holder pursuant to a lump sum procedure. Special taxation rules apply to German tax resident credit institutions (Kreditinstitute), financial services institutions (Finanzdienstleistungsinstitute), financial enterprises (Finanzunternehmen), life insurance and health insurance companies (Lebens- und Krankenversicherungsunternehmen), pension funds (Pensionsfonds) and investment funds (Investmentfonds).

German Inheritance and Gift Tax (Erbschaft- und Schenkungsteuer)

Generally, a transfer of ADSs by a holder at death or by way of gift will be subject to German gift or inheritance tax, respectively, if (i) the decedent or donor, or the heir, donee or other transferee is resident in Germany at the time of the transfer, or with respect to German citizens who are not resident in Germany, if the decedent or donor, or the heir, donee or other transferee has not been continuously outside of Germany for a period of more than five years; (ii) the ADSs or ordinary shares are part of the business property of a permanent establishment or a fixed base in Germany; or (iii) the ADSs or ordinary shares subject to such transfer form part of a portfolio that represents 10 % or more of the registered share capital of the company and has been held, directly or indirectly, by the decedent.

However, the right of Germany to impose gift or inheritance tax on a non-resident shareholder may be limited by an applicable estate tax treaty. In the case of a U.S. resident holder, a transfer of ADSs by a U.S. resident holder at death or by way of gift generally will not be subject to German gift or inheritance tax pursuant to the estate tax treaty between the U.S. and Germany (Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation with respect to Estate, Gift and Inheritance Taxes, German Federal Law Gazette 1982 vol. II page 846, as amended by the Protocol of December 14, 1998 and as published on December 21, 2000, German Federal Law Gazette 2001 vol. II, page 65; the “Estate Tax Treaty”) provided the decedent or donor, or the heir, donee or other transferee was not domiciled in Germany for purposes of the Estate Tax Treaty at the time the gift was made, or at the time of the decedent’s death, and the ADSs were not held in connection with a permanent establishment or a fixed base in Germany. In general, the Estate Tax Treaty provides a credit against the U.S. federal gift or estate tax liability for the amount of gift or inheritance tax paid in Germany, subject to certain limitations, in a case where the ADSs or ordinary shares are subject to German gift or inheritance tax and U.S. federal gift or estate tax.

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

Information and Reporting Requirements

The Organization for Economic Co-Operation and Development released the Common Reporting Standard (“CRS”) designed to create a global standard for the automatic exchange of financial account information, similar to the information to be reported under FATCA.

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

U.S. Taxation

The following discussion describes the material U.S. federal income tax consequences that are relevant with respect to the acquisition, ownership and disposition of the ADSs by U.S. holders. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. holder that holds our ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	banks, insurance companies, and certain other financial institutions;
●	U.S. expatriates and certain former citizens or long-term residents of the United States;
●	dealers or traders in securities who use a mark-to-market method of tax accounting;
●	persons holding ADSs as part of a hedging transaction, “straddle”, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ADSs;
●	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;
●	brokers, dealers or traders in securities, commodities or currencies;
●	tax-exempt entities or government organizations;

●	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);
●	regulated investment companies or real estate investment trusts;
●	persons who acquired ADSs pursuant to the exercise of any employee share option or otherwise as compensation;
●	persons that own or are deemed to own 10 percent or more of our shares including shares represented by ADSs (by vote or value); and
●	persons holding our ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States.

The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Internal Revenue Service, or IRS, rulings and pronouncements, and judicial decisions all as now in effect and all of which are subject to change or differing interpretations, possibly with retroactive effect.

For purposes of this annual report, a “U.S. holder” is a beneficial owner of ADSs that for U.S. federal income tax purposes, is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if it (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including an entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) holds ADSs, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A holder of ADSs that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S federal income and estate tax consequences of purchasing, owning and disposing of the ADSs. U.S. holders that own (directly, indirectly, or constructively through the application of attribution rules) 10 % or more of our total combined voting power or value could be subject to adverse U.S. federal income tax consequences pursuant to the controlled foreign corporation rules due to our ownership of a U.S. subsidiary. Such prospective holders should consult with their tax advisors as to the tax consequences of acquiring, owning and disposing of our ADSs.

In general, a U.S. holder of ADSs should be treated as the owner of our ordinary shares for U.S. federal income tax purposes. U.S. holders should consult their own tax advisers concerning the tax consequences of converting ADSs to ordinary shares.

Each prospective holder of ADSs should consult its own tax advisors regarding the U.S. federal, state and local or other tax consequences of acquiring, owning and disposing of the company’s ADSs in light of their particular circumstances. U.S. holders should also review the discussion under “– German Taxation of ADSs” for the German tax consequences to a U.S. holder of the ownership of the ADSs.

Distributions

Under the United States federal income tax laws, and subject to the PFIC rules (as discussed below under “– Additional United States Federal Income Tax Consequences – PFIC Rules”), the gross amount of any distribution of cash or property that is actually or constructively received will generally be treated as ordinary dividend income to the extent the amount of such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits for the taxable year of the distribution, it will be treated first as a non-taxable return of capital to the extent of such U.S. holder’s adjusted tax basis in its ADSs, and to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale or exchange of the ADSs. We do not, however, expect to determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will generally be taxable to you at a preferential rate (rather than the higher rates of tax generally applicable to items of ordinary income), provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. If we are a PFIC (as discussed below under “– Additional United States Federal Income Tax Consequences – PFIC Rules”), distributions paid by us with respect to ADSs will not be eligible for the preferential income tax rate. Prospective investors should consult their own tax advisors regarding the taxation of distributions under these rules.

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

Subject to applicable limitations, some of which vary depending upon a U.S. holder’s particular circumstances, German taxes withheld from dividends (net of any potential refunds described under “– German Taxation – Taxation of Non-German Resident U.S. Holders – Withholding Tax Refund for U.S. Treaty Beneficiaries”) on the ADSs can be claimed as a credit against the U.S. holder’s U.S. federal income tax liability. For purposes of the U.S. foreign tax credit rules, dividends with respect to our ADS should constitute income from sources outside of the United States and should generally be passive income. In lieu of claiming a foreign tax credit, U.S. holders may, at their election, deduct foreign taxes, including any German income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and prospective investors should consult their own tax advisors regarding the implications of the foreign tax credit provisions for them, in light of their particular situation. The gross amount of any dividend paid in foreign currency will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date the dividend distribution is received by the depositary, regardless of whether the payment is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of receipt by the depositary, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution, less the sum of any encumbrance assumed by the U.S. holder.

U.S. Taxation of Sale or Other Disposition

Subject to the discussion below under “– Additional United States Federal Income Tax Consequences – PFIC Rules”, a U.S. holder will generally recognize a gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale, exchange or other disposition and the U.S. holder’s tax basis in such ADSs. Such gain or loss generally will be capital gain or loss. Capital gain of a non-corporate U.S. holder recognized on the sale or other disposition of ADSs held for more than one year is generally eligible for a reduced rate of taxation. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Consequently, if a German withholding tax is imposed on the sale or disposition of the shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective United States foreign tax credit benefits in respect of such German taxes. The deductibility of capital losses is subject to limitations.

A U.S. holder that receives foreign currency on the sale or other disposition of ADSs will realize an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date of sale or other disposition (or, in the case of cash basis and electing accrual basis taxpayers, the U.S. dollar value of the foreign currency on the settlement date) provided that the ADSs are treated as being “traded on an established securities market”. An accrual basis U.S. holder that does not elect to determine the amount realized using the exchange rate in effect on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the exchange rate in effect on the date of the sale or other disposition and the settlement date. A U.S. holder will have a tax basis in the currency received equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the settlement date. If a U.S. holder receives foreign currency upon a sale or exchange of ADSs, gain or loss, if any, recognized on the settlement date or subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes and will not be eligible for the reduced tax rate applicable to long-term capital gains. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, a cash basis or electing accrual U.S. holder should not recognize any gain or loss on such conversion. If an accrual basis U.S. holder makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Additional United States Federal Income Tax Consequences

PFIC Rules. Special adverse U.S. federal income tax rules apply to U.S. holders owning shares of stock in a PFIC. In general, if you are a U.S. holder, we will be a PFIC with respect to you if, taking into account our proportionate share of the income and assets of our subsidiaries under applicable “look-through” rules, for any taxable year in which you held the ADSs: (i) at least 75 % of our gross income for the taxable year is passive income or (ii) at least 50 % of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from the disposition of assets that produce passive income. Any cash we hold generally will be treated as held for the production of passive income for the purpose of the PFIC test, and any income generated from cash or other liquid assets generally will be treated as passive income for such purpose. If a foreign corporation owns at least 25 % by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

Based on an analysis of our gross income and gross assets for the taxable year ended December 31, 2022, we believe that we were not a PFIC for the taxable year ending December 31, 2022. However, we have not determined whether or not we were a PFIC for the taxable year ended December 31, 2023 and no assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

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

For each taxable year we are treated as a PFIC with respect to U.S. holders, U.S. holders will be subject to special tax rules with respect to any “excess distribution” such U.S. holder receives and any gain such U.S. holder recognizes from a sale or other disposition (including a pledge) of ADSs, unless (i) such U.S. holder makes a QEF

Election with respect to all taxable years of a U.S. holder’s holding period during which we are a PFIC or makes a purging election to cause a deemed sale of the ADSs at their fair market value in conjunction with a QEF election (however, as discussed above, such elections are expected and assumed not to be available) or (ii) our ADSs constitute “marketable“ securities, and such U.S. holder makes a mark-to-market election as discussed below. Distributions a U.S. holder receives in a taxable year that are greater than 125 % of the average annual distributions a U.S. holder received during the shorter of the three preceding taxable years or the U.S. holder’s holding period for the ADSs will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over a U.S. holder’s holding period for the ADSs;
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and
●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

U.S. holders can avoid the interest charge on excess distributions or gain relating to the ADSs by making a mark-to-market election with respect to the ordinary shares, provided that the ADSs are “marketable”. ADSs will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the ordinary shares or ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our ADSs are listed on NYSE, which is a qualified exchange for these purposes. Consequently, if our ADSs remain listed on NYSE and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to U.S. holders if we are a PFIC. Each U.S. holder should consult its tax advisor as to whether a mark-to-market election is available or advisable with respect to the ADSs.

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

However, a mark-to-market election generally cannot be made for equity interests in any lower- tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable”. As a result, even if a U.S. holder validly makes a mark-to-market election with respect to our ADSs, the U.S. holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

F. Dividend and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our Supervisory Board members, Management Board members and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm.

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

J. Annual Report to Security Holders

Not applicable.

ITEM 11.    Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risk from fluctuations in interest rates and foreign currency exchange rates which may adversely affect our results of operations and financial condition. The market risk is the risk that the fair value or the future cash flow of a financial instrument fluctuates due to changes in the market prices. The primary market risks to which we are exposed are interest rate risk, foreign exchange risk and credit risk, which we are exposed include the risks discussed below.

Interest Rate Risk

Interest rate risk includes the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Due to the Group’s interest bearing financial instruments all possessing fixed interest rates there is currently no exposure to variable interest rate risk. The only effect of higher interest rates arises from higher interest rates on short-term loans, which can be caused when existing loans are renegotiated or new loan agreements are signed. The Company is partially counteracting this through higher interest rates on fixed deposit accounts.

Foreign Exchange Risk

We are exposed to currency risk to the extent that there is a mismatch between the currencies in which sales, purchases/expenses and borrowings are denominated and the respective functional currencies of our group companies. Our reporting currency is the Euro. The currencies in which transactions are primarily denominated are Euros, U.S. dollars, Japanese Yen and Chinese Yuan. The foreign exchange risks we face result from translation risk and transaction risk. Translation risk describes the risk from changes to the statement of financial position and statement of comprehensive income items of a subsidiary due to changes to the exchange rates when converting local individual financial statements into presentation currency. The changes caused by currency fluctuations when translating statement of financial position items are recognized in equity. We are currently exposed to translation risk primarily with respect to four subsidiaries, specifically with respect to translation of U.S. dollars, Chinese Yuan, Japanese Yen. There is no hedging of this risk. Transaction risk is the risk that the value of future foreign payments may change due to exchange rate fluctuations. We operate internationally and are exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. There is no hedging of this risk.

Credit Risk

Credit risk, also known as risk of default, is the risk that a customer or counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk arises principally from our receivables from customers and varies from customer to customer. We conduct assessments of our customers during the customer acquisition phase. Thereafter, outstanding receivables from customers are monitored regularly and put through a collection process in order to convert such receivables to cash. Any remaining credit risk is reviewed and provided for individually. The credit risk in respect of bank accounts is minimized by splitting credit balances between several banks.

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

Payment by Depositary

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. We received USD 763,695.65 from the Bank of New York Mellon as of December 31, 2021. In 2022 we didn´t receive any payment.

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

Based on such evaluation, due to the material weaknesses in our internal control over financial reporting described below, our chief executive officer and our chief financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2022. We are undertaking the remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “Remediation Plans”.

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

Under the supervision and with the participation of our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was not effective because of the material weaknesses described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Notwithstanding the identified material weaknesses, our chief executive officer and chief financial officer have concluded that the consolidated financial statements included in this Annual Report on Form 20-F fairly represent in all material respects our financial condition, operational results, and cash flows for the periods presented.

Material Weaknesses Identified

In connection with the preparation of our consolidated financial statements for the fiscal year ended December 31, 2022, we concluded there were material weaknesses in the design of our internal control over financial reporting across the principles for each component of the COSO framework at the entity level (i.e. control environment, risk assessment, monitoring, information & communication and control activities) and accordingly, across our business and IT processes. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses our management identified relate to (i) lack of consistent and proper application of accounting processes and procedures, defined control processes and segregation of duties; (ii) insufficient design, implementation and operating effectiveness of information technology general controls for information systems that are significant to the preparation of our financial statements; (iii) lack of review and supervision; and (iv) insufficient resources with an appropriate level of technical accounting and SEC reporting expertise. As a result of the material weaknesses described above, management concluded our internal control over financial reporting was not effective at the reasonable assurance level as of December 31, 2022.

Remediation Plans

With the oversight of senior management and our audit committee, we continue to evaluate our internal control over financial reporting and are taking several remedial actions to address the material weaknesses that have been identified including further developing and implementing formal policies, processes, internal controls and documentation relating to our financial reporting.

During 2022 we identified our key control areas and commenced preparation of the relevant policies and applicable narratives for our operations. However, we were unable to prepare all necessary policies and related disclosures and especially, to add the needed resources in the current tight job market; accordingly, we have not yet been able to implement the policies across the organization. We are working with a specialist advisor to address open internal control issues, and remain committed to hiring additional staff to support the finance function.

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

ITEM 16.    [Reserved]

ITEM 16A.  Audit Committee Financial Expert

At the end of the first quarter of 2023, Mr. Anil Kumar Doradla resigned from his position as member of the Supervisory Board of VIA optronics AG. Likewise, Mr. Doradla resigned from all positions on the Supervisory Board’s committees.

The Supervisory Board conducted a criteria-based search and recruitment process to find a candidate with the skills and experience needed to support the Company’s strategy and complement the skills and experience of the Supervisory Board’s current members. Any appointment before the next shareholder meeting requires the approval of the registration court. The local court has approved the Supervisory Board’s proposal, supported by management, to appoint Mr. Udo Zimmer as new member of the Supervisory Board on May 4, 2023 and member of Audit Committee May 5, 2023.

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

ITEM 16C. Principal Accountant Fees and Services.

PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, or PwC, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for the years ended December 31, 2022 and 2021.

The following table sets out the aggregate fees for professional audit services and other services rendered by PwC for the fiscal years ended December 31, 2022 and 2021:

	December 31,	December 31,
		2021
in EUR (thousands)	2022	Restated*
Audit fees	2,570	2,345
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	2,570	2,345

* Certain amounts for 2021 have been restated; see Note 2.4

Audit fees relate to the reviews of the interim periods and annual audit of the consolidated financial statements for the year ended December 31, 2022.

The Audit Committee evaluates the qualifications, independence and performance of the independent auditor as well as pre-approves and reviews the audit and non-audit services to be performed by the independent auditor. The external audit plan and fees for professional audit services rendered by PwC for the year ended December 31, 2022 were approved by the Audit Committee. The external audit plan and fees for professional audit services and other services rendered by PwC for the year ended December 31, 2021 were approved by the Supervisory Board. The Audit Committee monitors compliance with the German and U.S. rules on non-audit services provided by an independent registered public accounting firm.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F Change in Registrant’s Certifying Accountant

Not applicable

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

The significant differences between the corporate governance practices that we follow and those set forth in the New York Stock Exchange Listed Company Manual are described below:

●	Section 303A.01 of the New York Stock Exchange Listed Company Manual requires listed companies to have a majority of independent directors. There is no requirement under German law that the majority of the members of a Supervisory Board be independent. However, the German Corporate Governance Code and the rules of procedure of our Supervisory Board provide that the Supervisory Board should be composed of an “appropriate” number of independent members. We consider three of the current members of the Supervisory Board as independent within the meaning of the New York Stock Exchange Listed Company Manual and the German Corporate Governance Code.
●	Section 303A.04(b) of the New York Stock Exchange Listed Company Manual requires all companies listed on the New York Stock Exchange to have a written nomination committee charter. German law does not require a separate charter for a nomination committee. Instead, the responsibilities of our Compensation and Nomination Committee are set forth in the rules of procedure of our Supervisory Board and in the applicable German laws.
●	Section 303A.05(b) of the New York Stock Exchange Listed Company Manual requires all companies listed on the New York Stock Exchange to have a written compensation committee charter. German law does not require a separate charter for a compensation committee. Instead, the responsibilities of our Compensation and Nomination Committee are set forth in the rules of procedure of our Supervisory Board and in the applicable German laws.
●	Section 303A.07(a) of the New York Stock Exchange Listed Company Manual requires each member of the audit committee of a listed company to be financially literate and also requires that at least one audit committee member have accounting or related financial management expertise. The German Law requests that at least one member of the Audit Committee must have expertise in the field of accounting and at least one other member of the audit committee must have expertise in the field of auditing. The German Corporate Governance Code contains a recommendation that the chairman of the audit committee shall have appropriate expertise in at least one of the two areas.
●	The rules of procedure of our Supervisory Board stipulate that the Chairman of our Audit Committee shall have special expertise and experience regarding accounting principles and internal control procedures. The Chairman of the Audit Committee, Anil Kumar Doradla, fulfills these requirements. Although we believe that all members of our Audit Committee are financially literate, neither German law, nor the rules of procedure of our Supervisory Board, require all members of our Audit Committee to be financially literate.
●	Section 303A.07(b) of the New York Stock Exchange Listed Company Manual requires all companies listed on the New York Stock Exchange to have a written audit committee charter. German law does not require a separate charter for an audit committee. Instead, the responsibilities of our Audit Committee are set forth in the rules of procedure of our Supervisory Board and in the applicable German laws.
●	Section 303A.09 of the New York Stock Exchange Listed Company Manual requires all listed companies to adopt and disclose corporate governance guidelines. German law does not require a company to adopt separate corporate governance guidelines. Instead, we follow the German Corporate Governance Code as described above. In addition, certain of the subjects to be addressed in the corporate governance guidelines pursuant to Section 303A.09 are contained in the rules of procedure of our Supervisory Board.

We may, however, deviate from certain recommendations and suggestions of the Corporate Governance Code in various respects. Any such deviations from the German Corporate Governance Code recommendations will be published in our annual compliance statements.

ITEM 16H Mine Safety Disclosure

Not applicable.

ITEM 16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 16J Insider trading policies

Not applicable.

ITEM 16K Cybersecurity policies

Not applicable.

PART III.

ITEM 17.    Financial Statements

Not applicable.

ITEM 18.    Financial Statements

Reference is made to pages F-1 to F-55 included herein by reference.

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

4.5

Shareholders’ Agreement, dated March 23, 2018, by and between VIA optronics GmbH and Toppan Printing Co., Ltd. (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 4, 2020.

4.6

Employee Secondment Agreement (Toppan), dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd. (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 4, 2020).

4.7

Amendment, dated March 25, 2021 to Employee Secondment Agreement (Toppan), dated March 29, 2018 ((incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 4, 2020), by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., filed with the Commission on May 16, 2022.

4.8

Employee Secondment Agreement (TEP), dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Electronics Products Co., Ltd. (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 4, 2020).

4.9

Amendment, dated March 25, 2021 to Employee Secondment Agreement (TEP), dated March 29, 2018 (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 4, 2020), by and between VTS-Touchsensor Co., Ltd. and Toppan Electronics Products Co., Ltd.

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

4.12

Fourth Amendment, dated August 23, 2021, to Satte Facility Lease Agreement, dated March 29, 2018 , by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as previously amended July 26, 2019, April 24, 2020 and June 20, 2020 (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 4, 2020).

4.13	#

Business Assistance Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as amended April 1, 2019 and April 1, 2020 (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 21, 2020).

4.14

Amendment, dated March 26, 2021, to Business Assistance Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as previously amended April 1, 2019 and April 1, 2020 (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 21, 2020), filed with the Commission on May 16, 2022.

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

4.17

Amendment, dated September 3, 2021, to R&D and Consignment Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as previously amended November 7, 2019, December 6, 2019 and June 23, 2020 (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 4, 2020), filed with the Commission on May 16, 2022.

4.18	#

R&D and Consignment Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as amended November 7, 2019, December 6, 2019 and June 23, 2020 (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 4, 2020).

4.19

Amendment, dated October 20, 2021, to R&D and Consignment Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as previously amended November 7, 2019, December 6, 2019 and June 23 (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 (No. 333-248599), filed with the Commission on September 4, 2020), 2020, filed with the Commission on May 16, 2022.

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

4.26

Amendment, dated August 23, 2021, to System Use Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as amended December 31, 2018, November 7, 2019, April 24, 2020 and June 18, 2020 (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F (No. 001-39543), filed with the Commission on May 16, 2022).

4.27	†

Share Purchase and Transfer Agreement, dated May 20, 2021, by and between Andreas Dornhof and Sebastian Schnabel, the sole shareholders of Germaneers GmbH, and VIA optronics AG (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F (No. 001-39543), filed with the Commission on May 16, 2022).

4.28

Fifth Amendment, dated March 13, 2022, to Satte Facility Lease Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as previously amended July 26, 2019, April 24, 2020, June 20, 2020 and August 23, 2021 (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F (No. 001-39543), filed with the Commission on May 16, 2022).

4.29

Amendment, dated April 1, 2022, to R&D and Consignment Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as previously amended November 7, 2019, December 6, 2019, June 23, 2020 and October 2021 (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F (No. 001-39543), filed with the Commission on May 16, 2022).

4.30

Amendment, dated April 1, 2022, to System Use Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as amended December 31, 2018, November 7, 2019, April 24, 2020, June 18, 2020 and August 23, 2021 (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F (No. 001-39543), filed with the Commission on May 16, 2022).

4.31

Amendment, dated April 26, 2022, to Business Assistance Agreement, dated March 29, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd., as previously amended April 1, 2019 April 1, 2020 and March 26, 2021 (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F (No. 001-39543), filed with the Commission on May 16, 2022).

4.32

Amendment, dated March 10, 2022 to Business Support Agreement, executed April 24, 2020 by and between Toppan Inc. and VTS-Touchsensor Co., Ltd. (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F (No. 001-39543), filed with the Commission on May 16, 2022).

4.33

System Use Agreement dated on March 26, 2018, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd (incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F (No. 001-39543), filed with the Commission on May 16, 2022).

4.34

Business Support Agreement, effective on April 24 , 2020, by and between VTS-Touchsensor Co., Ltd. and Toppan Printing Co., Ltd (incorporated by reference to Exhibit 4.34 to the Company’s Annual Report on Form 20-F (No. 001-39543), filed with the Commission on May 16, 2022).

8.1	*	List of Subsidiaries
12.1	*	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	**	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	*	Policy Relating to Recovery of Erroneously Awarded Compensation
101.INS	*	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	*	XBRL Taxonomy Extension Schema Document
101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	*	XBRL Taxonomy Extension Presentation Linkbase Document
104	*	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101).

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

VIA optronics AG

By:	/s/ Roland Chochoiek /
	Name:	Roland Chochoiek/
	Title:	Chief Executive Officer April 26, 2024

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of VIA optronics AG

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of VIA optronics AG and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and other comprehensive income (loss), of changes in equity and of cash flows for each of the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited the adjustments to reflect the change in the composition of reportable segments, as described in Note 2.6.15 and Note 26. In our opinion, such adjustments are appropriate and have been properly applied.  We were not engaged to audit, review, or apply any procedures to the 2020 consolidated financial statements of the Company other than with respect to the adjustments and accordingly, we do not express an opinion or any other form of assurance on the 2020 consolidated financial statements taken as a whole.

Restatement of Previously Issued Financial Statements

As discussed in Note 2.4 to the consolidated financial statements, the Company has restated its 2021 consolidated financial statements to correct errors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Nuremberg, Germany

April 26, 2024

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

Marco See Larisa Geppert

Wirtschaftsprüfer	Wirtschaftsprüferin
(German Public Auditor)	(German Public Auditor)

We have served as the Company's auditor since 2021.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Management Board of VIA optronics AG

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in segments as described in Note 2.6.15 Segments and Note 26 Segments, the accompanying consolidated statements of operations and other comprehensive income (loss), changes in equity and cash flows of VIA optronics AG (the Company) for the year ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in segments described in Note 2.6.15 Segments and Note 26 Segments, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft.

Restatements of 2020 Financial Statements

As discussed in Notes 2.3 and 2.4 to the consolidated financial statements, the 2020 consolidated financial statements have been restated to correct misstatements.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft

We served as the Company’s auditor from 2015 to 2021.

Munich, Germany

April 29, 2021, except as to Note 2.3, as to which the date is May 16, 2022 and except as to Note 2.4, as to which the date is April 26, 2024

VIA optronics AG

Consolidated Statements of Financial Position

as of December 31, 2022 and 2021

			12/31/2021
EUR	Note	12/31/2022	Restated*
Assets
Non‑current assets		27,978,456	27,816,527
Intangible assets	6	2,966,572	4,169,436
Property and equipment	7	23,042,452	21,530,680
Financial assets	8	1,328,933	1,148,612
Deferred tax assets	22	640,499	967,799

Current assets		109,406,276	133,849,872
Inventories	9	20,539,208	35,849,646
Trade accounts receivables	10	23,663,160	31,127,559
Current tax assets	22	705,338	568,181
Other financial assets	10	7,970,469	—
Other non-financial assets	11	12,100,101	8,300,341
Cash and cash equivalents		44,428,001	58,004,145

Total assets		137,384,732	161,666,399

Equity and liabilities

Equity attributable to equity holders of the parent		55,038,680	64,238,010
Share capital	12	4,530,701	4,530,701
Capital reserve	12	88,506,026	88,506,026
Accumulated Deficit		(38,054,682)	(27,547,317)
Currency translation reserve		56,635	(1,251,400)

Non‑controlling interests		118,409	515,390

Total Equity		55,157,089	64,753,400

Non‑current liabilities		6,869,856	8,790,952
Loans	13	1,060,358	700,568
Provisions	14	143,949	140,869
Lease liabilities	17	5,594,532	7,945,734
Deferred tax liabilities	22	57,731	3,781
Other financial liabilities		13,287	—

Current liabilities		75,357,788	88,122,048
Loans	13	30,461,789	34,557,415
Trade accounts payable		27,271,931	33,447,088
Current tax liabilities	22	1,405,788	1,406,385
Provisions	14	1,155,696	1,089,305
Lease liabilities	17	2,314,900	2,025,193
Other financial liabilities	15	6,758,304	8,014,179
Other non-financial liabilities	16	5,989,380	7,582,483
Total equity and liabilities		137,384,732	161,666,399

* Certain amounts for 2021 have been restated; see Note 2.4

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and

Other Comprehensive Income (Loss)

for the years ended December 31, 2022, 2021 and 2020

EUR	Note	12/31/2022	12/31/2021 Restated*	12/31/2020
Revenue	18	219,505,934	180,802,496	152,590,315
Cost of sales	19	(194,593,358)	(160,309,834)	(129,231,305)

Gross profit		24,912,576	20,492,662	23,359,010
Selling expenses	19	(4,061,317)	(5,009,662)	(3,380,809)
General administrative expenses	19	(24,418,648)	(23,798,867)	(16,117,177)
Research and development expenses	19	(5,976,470)	(5,877,136)	(3,186,980)
Other operating income	20	10,315,896	8,204,220	4,969,034
Other operating expenses	20	(7,981,384)	(4,286,191)	(7,159,521)

Operating loss		(7,209,347)	(10,274,975)	(1,516,442)

Financial result	21	(1,523,482)	(776,137)	(1,420,968)

Loss before tax		(8,732,829)	(11,051,112)	(2,937,410)

Income tax expense	22	(2,153,588)	(1,216,908)	(1,976,490)

Net loss		(10,886,417)	(12,268,019)	(4,913,900)

Which is attributable to:
Owners of the company		(10,507,366)	(12,516,084)	(4,919,484)
Non‑controlling interests		(379,051)	248,065	5,584
		(10,886,417)	(12,268,019)	(4,913,900)
Other comprehensive income / (loss):
Exchange differences on translation of foreign operations		1,290,105	(883,802)	(349,294)

Comprehensive loss		(9,596,311)	(13,151,821)	(5,263,194)

Which is attributable to:
Owners of the company		(9,199,330)	(13,390,308)	(5,258,440)
Non‑controlling interests		(396,981)	238,486	(4,754)
		(9,596,311)	(13,151,821)	(5,263,194)

Net loss per share - Basic and Diluted.**

EUR		2022	2021	2020
Loss after taxes (attributable to VIA optronics AG shareholders)		(10,507,366)	(12,516,084)	(4,919,484)
Weighted average of shares outstanding		4,530,701	4,530,701	3,398,330
Net loss per share in EUR		(2.32)	(2.76)	(1.45)

* Certain amounts for 2021 have been restated; see Note 2.4

** Basic and Diluted EPS can be seen as equals because of anti-dilutive effect

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the years ended December 31, 2022, 2021 and 2020

EUR	2022	2021 Restated*	2020 Restated*
Cash flows from operating activities
Net loss	(10,886,417)	(12,268,019)	(4,913,900)
Adjustments for:
—Depreciation of property and equipment	5,706,025	4,365,939	5,132,605
—Amortization of intangible assets	1,184,767	1,735,459	1,910,985
—Impairment (gains) / losses on trade receivables	28,754	283,580	323,200
—Fair value (gains) / losses on non-current financial assets at fair value through profit or loss	17,843	(352,101)	—
—Financial result excluding fair value (gains) / losses on non-current financial assets at fair value through profit or loss	1,505,639	1,128,237	1,420,968
—Net (gain)/loss on sale of non-current assets	4,818	—	—
—Foreign currency effect	(712,747)	(6,721,847)	863,226
—Income tax expense	2,153,588	1,216,908	1,418,134
Changes in:
—Inventories	13,962,522	(18,149,564)	(2,770,234)
—Trade accounts receivables and other assets	3,105,321	(8,689,507)	(3,994,649)
—Prepayments	796,301	707,191	(143,969)
—Trade accounts payable and other liabilities	(8,924,512)	8,576,483	4,364,133
—Provisions	(26,809)	500,450	(1,416,586)
—Current and deferred income taxes	(693,808)	(52,983)	580,173
Income taxes paid	(790,696)	(1,733,836)	(1,354,676)
Cash provided by / (used in) operating activities	6,430,590	(29,453,608)	1,419,410

Cash flow from investing activities
Interest received	333,218	—	—
Proceeds from sale of property and equipment	256,700	100,313	35,505
Acquisition of a subsidiary, net of cash acquired	—	(2,836,535)	—
Acquisition of property and equipment	(5,436,941)	(5,608,549)	(2,819,124)
Acquisition of intangible assets	(89,655)	(154,681)	(86,850)
Acquisition of other investments	—	(738,007)	—
Proceeds from maturity of current financial assets	4,919,807	—	—
Payments for investments in current financial assets	(12,809,561)	—	—
Net cash used in investing activities	(12,826,432)	(9,237,460)	(2,870,468)

Cash flow from financing activities
Issuance of share capital	—	—	90,844,618
Payment of transaction costs	—	—	(2,847,365)
Interest paid	(1,873,749)	(880,419)	(1,236,102)
Proceeds from loans and borrowings	56,940,668	57,163,941	53,577,777
Repayment loans and borrowings	(63,926,867)	(44,431,773)	(60,473,984)
Payment of lease liabilities	(2,376,201)	(2,031,598)	(3,627,998)
Net cash provided by / (used in) financing activities	(11,236,149)	9,820,150	76,236,946

Net increase / (decrease) in cash and cash equivalents	(17,631,991)	(28,870,918)	74,785,888
Cash and cash equivalents at January 1	58,004,145	81,021,280	9,335,123
Foreign currency effect	4,055,847	5,853,782	(3,099,731)
Cash and cash equivalents at December 31	44,428,001	58,004,145	81,021,280

* Certain amounts for 2021 and 2020 have been restated; see Note 2.4

** Cash and cash equivalents consists of cash in the amount of EUR 13,373,265 (2021: EUR 27,101,794, 2020: EUR 81,021,280) and cash equivalents (short-term deposits) in the amount of EUR 31,054,737 (2021: EUR 30,902,349, 2020: EUR 0)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the years ended December 31, 2022, 2021 and 2020

						Non-
						Controlling
	Equity attributable to owners of the company					Interests	Total
			(Accumulated
			Deficit) /	Currency
	Share	Capital	Retained	Translation
	Capital	Reserve	Earnings	Reserve	Total	Total	Total

	EUR	EUR	EUR	EUR	EUR	EUR	EUR
January 1, 2020	3,000,000	4,169,843	(10,111,748)	(38,221)	(2,980,127)	281,658	(2,698,468)
Net loss	—	—	(4,919,484)	—	(4,919,484)	5,584	(4,913,900)
Foreign currency translation effect	—	—	—	(338,955)	(338,955)	(10,339)	(349,294)
Total comprehensive income	—	—	(4,919,484)	(338,955)	(5,258,440)	(4,754)	(5,263,194)
Issue of Share Capital upon formation	1,530,701	89,313,917	—	—	90,844,618	—	90,844,618
Transaction costs	—	(4,977,734)	—	—	(4,977,734)	—	(4,977,734)
December 31, 2020	4,530,701	88,506,026	(15,031,232)	(377,176)	77,628,319	276,904	77,905,223
Net loss Restated*	—	—	(12,516,084)	—	(12,516,084)	248,065	(12,268,019)
Foreign currency translation effect	—	—	—	(874,224)	(874,224)	(9,579)	(883,802)
Total comprehensive income Restated*	—	—	(12,516,084)	(874,224)	(13,390,308)	238,486	(13,151,822)
December 31, 2021	4,530,701	88,506,026	(27,547,316)	(1,251,400)	64,238,011	515,390	64,753,400
Net loss	—	—	(10,507,365)	—	(10,507,365)	(379,051)	(10,886,417)
Foreign currency translation effect	—	—	—	1,308,035	1,308,035	(17,930)	1,290,105
Total comprehensive income	—	—	(10,507,365)	1,308,035	(9,199,330)	(396,981)	(9,596,311)
December 31, 2022	4,530,701	88,506,026	(38,054,682)	56,635	55,038,680	118,409	55,157,089

* Certain amounts for 2021 have been restated; see Note 2.4

The accompanying notes are an integral part of these consolidated financial statements.

VIA optronics AG

Notes to the Consolidated Financial Statements

December 31, 2022, 2021 and 2020

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

As of September 29, 2020, VIA became listed on The New York Stock Exchange under the symbol “VIAO” (NYSE: VIAO). For more information related to the IPO, please see Note 12.

VIA maintains production facilities in Germany, China and Japan. Through its subsidiaries, VIA maintains and operates sales offices in Taiwan and the United States as well as a camera competence center in the Philippines. As of December 31, 2022, subsidiaries included in the consolidated financial statements are as follows:

●	VIA optronics GmbH, Schwarzenbruck, Germany
●	VIA optronics LLC, Orlando, Florida, USA (hereafter referred to as “VIA LLC”)
●	VIA optronics (Suzhou) Co., Ltd., Suzhou, China (hereafter referred to as “VIA Suzhou”)
●	VTS-Touchsensor Co., Ltd., Higashi Omi, Japan (hereafter referred to as “VTS”)
●	VIA optronics (Taiwan) Ltd., Taipei, Taiwan (hereafter referred to as “VIA Taiwan”)
●	Germaneers GmbH, Wettstetten, Germany (hereafter referred to as “Germaneers”)
●	VIA optronics (Philippines) Inc., Laguna, Philippines (hereafter referred to as “VIA Philippines”)

The financial year of all Group entities corresponds to the calendar year.

VIA is a subsidiary of Integrated Micro-Electronics, Inc, (“IMI”) a Philippines-based company. IMI is part of Ayala Group, which is a publicly listed entity in the Philippines. The ultimate controlling party is Mermac Inc., a Philippines-based company. VIA is owned 50.32 % by Coöperatief IMI Europe U.A. 33.79 % by the Bank of New York Mellon are held in fiduciary custody without any voting agreement and 15.89 % by Jürgen Eichner (founder and previous CEO and member of the Management Board). The consolidated financial statements of the Company comprise the Company and its subsidiaries.

2. Significant accounting policies

2.1Basis of preparation

The consolidated financial statements of the VIA Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and the related interpretations issued by the IFRS Interpretations Committee.

All amounts in the consolidated financial statements are reported in Euro (“EUR”), except where otherwise stated. We have made rounding adjustments to some of the figures included in this consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

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

The consolidated financial statements were authorized for issue by the members of the Management Board on April 26, 2024.

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

2.3Restatement of Previously Issued Consolidated Financial Statements (Financial Year end 2021) for IPO-related costs for 2020

As disclosed in our 2021 consolidated financial statements, authorized for issue on May 16, 2022, our 2020 consolidated financial statements were restated to correct an error relating to IPO-related costs.

2.4Restatement of Previously Issued Consolidated Financial Statements for certain topics

Restatement of Previously Issued Consolidated Statements of Operations and Other Comprehensive Income (Loss) and Statements of Financial Positions

In preparing these Financial Statements , VIA identified certain General administrative expenses have not been correctly reflected in the Consolidated Statement of Operations and Other Comprehensive Income (Loss) and Statement of Financial Positions for the year ended December 31, 2021 leading to an understatement of General administrative expenses as well as other financial liabilities by TEUR 760.

VIA also identified errors in the Consolidated Statements of Operations and Other Comprehensive Income (Loss) for the year ended December 31, 2021 related to the calculation of unrealized gains and losses from changes in foreign exchange (“FX”) rates as well as in the allocation of certain expenses between the functional areas “Selling” and “R&D”.

VIA identified that unrealized gains and losses from changes in the FX rate were calculated and recognized gross on a monthly basis in 2021, rather than netting to calculate the net gain or loss for the year, leading to an overstatement of Other operating income as well as Other operating expense by TEUR 3,423.

The incorrect allocation of certain expenses resulted in a decrease in Selling expenses and corresponding increase in Research and development expenses. As a result, the presentation error for the comparative information for 2021 has been remapped, increasing Research and development expense by TEUR 1,379 and decreasing Selling expense by the same amount.

The impacts of the restatement on the periods presented in these financial statements have been reflected throughout the financial statements and applicable footnotes, and are summarized below:

	2021
in EUR	as initially Reported	Adjustment	as Restated
Accumulated Deficit	(26,787,316)	(760,000)	(27,547,317)
Other financial liabilities	7,254,176	760,000	8,014,179
Equity and liabilities	161,666,399	—	161,666,399

	2021
in EUR	as initially Reported	Adjustment	as Restated
General administrative expenses*	(23,038,867)	(760,000)	(23,798,867)
Selling expenses	(6,388,678)	1,379,015	(5,009,662)
Research and development expenses	(4,498,121)	(1,379,015)	(5,877,136)
Other operating income	11,627,312	(3,423,092)	8,204,220
Other operating expenses	(7,709,283)	3,423,092	(4,286,191)
Net loss	(11,508,019)	(760,000)	(12,268,019)
Net loss per share in EUR	(2.59)	(0.17)	(2.76)

* Amounts included under “Consultancy & audit” within Note 19

Restatement of Previously Issued Consolidated Statements of Cash Flows

In preparing the 2022 financial statements, the Company identified multiple errors within the Statement of Cash Flows for the years ended December 31, 2021 and 2020:

1.	VIA identified an error in the presentation of ‘Foreign currency effect’ within the cashflow provided by operating activities and ‘Foreign currency effect’ on cash and cash equivalents in the Statement of Cash Flows for the years ended December 31, 2021 and 2020 amounting to TEUR 3,613 and TEUR 2,911, respectively. The error resulted in the presentation of effects from exchange rate changes on non-reporting currency denominated cash and cash equivalents in VIA optronics AG as operating cash flow instead of presentation as effects of exchange rate changes on cash and cash equivalents.
2.	VIA identified an error in the financing cashflows in 2021 amounting to TEUR 1,612 resulting in the incorrect presentation of Proceeds from loans and borrowings in VIA optronics Group and in the presentation of ‘Foreign currency effect’ within the cashflow provided by operating activities.
3.	VIA identified an error in the presentation of ‘Foreign currency effect’ within the cashflow provided by operating activities in the Statement of Cash Flows in 2021 amounting to TEUR 2,018 instead of presentation as non-cash items in effects of exchange rate changes on cash and cash equivalents.

The impact of the restatement of the previously issued statements of cash flows is as follows:

	2021			2020
in EUR	as initially Reported	Adjustment	as Restated	as initially Reported	Adjustment	as Restated
Adjustments for:
- Foreign currency effect	521,390	(7,243,237)	(6,721,847)	(2,047,671)	2,910,897	863,226
Cash provided by / (used in) operating activities	(22,210,371)	(7,243,237)	(29,453,608)	(1,491,487)	2,910,897	1,419,410
Proceeds from loans and borrowings	55,552,179	1,611,762	57,163,941	53,577,777	—	53,577,777
Net cash provided by / (used in) financing activities	8,208,389	1,611,762	9,820,150	76,236,946	—	76,236,946
Net increase / (decrease) in cash and cash equivalents	(23,239,443)	(5,631,475)	(28,870,918)	71,874,992	2,910,897	74,785,888
Foreign currency effect on cash and cash equivalents	222,307	5,631,475	5,853,782	(188,835)	(2,910,897)	(3,099,731)

2.5Business Combination and Goodwill

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

2.6Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

2.6.1Fair value measurement

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

●	Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities
●	Level 2 – Inputs are inputs other than quoted prices included within Level 1, which are observable for the asset or liability either directly or indirectly
●	Level 3 – Inputs are unobservable inputs for the asset or liability

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

2.6.2	Revenue from contracts with customers

The Group generates revenue from the sale of enhanced display solutions, which use optical bonding technology, and metal mesh touch sensors. VIA provides optical bonding on either a consignment basis (meaning its customer directly sources all of the necessary product components and the Group applies its patented MaxVU bonding process to assemble such components) or a full service basis (meaning the Group will source the necessary product components and perform the related optical bonding) and R&D engineering services. In the sensor technologies segment, the Group focuses on the development, production and sale of metal mesh touch sensors and the development of other sensor components and technologies that can be incorporated into the Group’s integrated display solutions (refer to Note 2.6.15 for further information on the Group’s segments).

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

Contract assets and assets recognized from costs to fulfil a contract are subject to impairment assessment. Refer to Note 2.6.11.

Trade accounts receivable

A receivable is recognized when the Group’s right to consideration is unconditional, which is generally when goods are delivered or services are performed, as only the passage of time is required before payment is due. See Note 2.6.8 for accounting policies of financial assets.

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

2.6.3Taxes

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

2.6.4Foreign currencies

Functional and presentation currency

The Group’s consolidated financial statements are presented in Euros, which is also the parent company’s functional currency. The Group determines the functional currency for each entity and the respective financial statements are presented using that functional currency.

For the year ended December 31, 2020, and all prior periods, the functional currencies of the Companies of the VIA Group were considered to be the respective local currencies.

Following thorough analysis VIA determined that the functional currency for two of its major group subsidiaries – VIA optronics GmbH and VIA optronics Suzhou should change as both subsidiaries currently generate revenues and expend cash for supplies predominantly in U.S. dollars. Based on the development of these “primary indicators” the functional currency of those companies has been changed from Euro and Chinese Yuan, respectively to U.S. dollars during 2021. In accordance with IAS 21, changes in functional currency are accounted for on a prospective basis.

Transactions and balances

Transactions in foreign currencies are translated into the respective functional currencies of Group companies using the exchange rates following the guidance of IAS 21. Monetary items are subsequently revalued at the foreign currency rate as of the reporting date. Differences arising from revaluation of monetary items are recognized in the consolidated statements of operations. Additionally, non-monetary items are not revaluated as of the reporting date.

Foreign currency translation

Upon consolidation, the assets and liabilities of foreign operations are translated into Euro at the rate of exchange prevailing at the reporting date and the consolidated statements of operations and other comprehensive income (loss) are translated at yearly average rates. The exchange differences arising on translation for consolidation are recognized in OCI. Upon disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to the consolidated statements of operations.

A summary of exchange rates to the Euro for currencies in which the Group operates is as follows:

	Average Rates
	for the Year
	Ending	Spot Rates at
	Dec. 31	Dec. 31
(€ 1 Equals)	2022	2022
USD	1.0550	1.0666
CNY	7.0786	7.3582
JPY	133.3358	140.6600
TWD	31.4900	32.7400
PHP	57.5384	59.3200

	Average Rates
	for the Year
	Ending	Spot Rates at
	Dec. 31	Dec. 31
(€ 1 Equals)	2021	2021
USD	1.1851	1.1326
CNY	7.6511	7.1947
JPY	129.6878	130.3800
TWD	33.0284	31.5268

	Average Rates
	for the Year
	Ending	Spot Rates at
	Dec. 31	Dec. 31
(€ 1 Equals)	2020	2020
USD	1.1419	1.2271
CNY	7.8690	8.0225
JPY	121.8024	126.4900
TWD	33.6168	34.5067

2.6.5Property and Equipment

Property and equipment is measured at cost less accumulated depreciation and any accumulated impairment losses. Evaluation of impairment of non-financial assets is described in Note 2.6.10.

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

2.6.6Leases

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

Years
Buildings	1.5 ‑ 10
Factory, office and other equipment	2 ‑ 3

In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. Refer to Note 2.6.10 Impairment of non-financial assets.

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

2.6.7Intangible Assets

Intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

Subsequent expenditures are capitalized only when it increases the future economic benefits of the specific asset to which it relates.

Intangible assets are amortized using the straight-line method over their estimated useful lives. The amortization is recognized in the consolidated statements of operations.

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

2.6.8Financial Instruments

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

The classification of financial assets depends on the business model within which they are held and their contractual cash flow characteristics. Debt instruments are reclassified if the underlying business model changes. In 2022 as well as in the previous year there were no reclassifications between measurement categories of financial assets. Under IFRS 9, financial assets are classified at initial recognition as subsequently measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss.

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

A financial asset is measured at fair value through profit or loss (FVTPL) unless it is measured at amortized cost or at fair value through other comprehensive income. Trade receivables against one special customer are regularly sold under a factoring agreement. Therefore, their business model is “hold to sell” and these trade receivables are classified as FVTPL.

However, despite the general classification requirements an entity may, at initial recognition, irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency (‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

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

Subsequent measurement

Depending on different classifications, subsequent measurement of financial assets is as follows:

●	AC: subsequent measurement of financial assets classified within this category is at amortized cost determined by using the effective interest rate method. The amortized cost is reduced by impairment losses. Interest income is recognized within the financial result. Foreign exchange gains and losses, impairment losses (including reversals of impairment losses or impairment gains) as well as any gain or loss on derecognition are recognized in other operating income or expense.

●	Debt instrument FVOCI: subsequent measurement of financial assets classified within this category is at their fair value. Interest income, which is calculated using the effective interest rate method, is recognized within the financial result. Foreign exchange gains and losses as well as impairment losses (including reversals) are recognized in other operating income or expense. Other gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
●	Equity instrument FVOCI: subsequent measurement of financial assets classified within this category is at their fair value. Dividends are recognized in profit or loss in other operating income or expense unless the dividend clearly represents a recovery of part of the cost of the investment. Other gains and losses are recognized in OCI and are never reclassified to profit or loss.
●	FVTPL: subsequent measurement of financial assets classified within this category is at their fair value. Gains and losses, including any interest or dividends income, are recognized within the financial result.

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

Financial liabilities are classified at initial recognition as financial liabilities at fair value through profit or loss (FVTPL) or as financial liabilities at amortized cost (AC). A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Otherwise, it is classified as an AC. Financial liabilities are initially measured at fair value minus, in the case of financial liabilities not measured at FVTPL, directly attributable transaction costs.

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

All of the Group’s financial liabilities are classified as measured at AC.

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

Offsetting

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statements of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention either to settle on a net basis or to realize the assets and settle the liabilities simultaneously. The Group has no such assets and liabilities.

2.6.9Inventories

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

2.6.10Impairment of non-financial assets

At each reporting date, the Group reviews the carrying amounts of its non-financial assets (intangible assets and property and equipment) to determine whether there is any indication of impairment. If any such indication exists or if an annual impairment test is required (i.e. goodwill), then the asset’s recoverable amount is estimated.

In 2022, the share price of VIA optronics dropped significantly resulting in the market capitalization of VIA optronics being below the carrying amount of net assets of the Group. According to IAS 36.12 (d), this represents a triggering event for a potential impairment. For this reason, an impairment indicator was given for the cash-generating units (“CGU”) Sensor Technologies (assets only; no goodwill is recognized in this CGU) as well as for the CGU Display Solutions (including goodwill in the amount of TEUR 1,721). An impairment test was carried out for both CGUs, which in neither case resulted in a need for an impairment loss.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill is allocated to and tested for impairment on the level of CGUs on which it is monitored for internal management purposes. Within the VIA Group, such level is the segment.

For the purpose of the impairment test, the carrying amount of an asset or CGU is compared to the recoverable amount. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. VIA therefore determines in a first step the value in use based on the estimated future cash flows, discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

The cash flows used for the calculation of the value in use of the CGUs are derived from forecasts approved by management with a forecast period of 5 years. For the purposes of calculating cash flows beyond the forecast period, a perpetual annuity return of 1.0 % is assumed. Forecasting assumptions are adjusted to current information and regularly compared with external sources. The assumptions used take account in particular of expectations of a significant increase in the number and size of projects and an associated increase in revenues based thereon of an average yearly increase of approximately 28 % as well as an increased operating profitability of the product portfolio. This development is significantly supported by the acquisition of new projects with existing customers, as well as the acquisition of new customers in connection with the strengthening of the cooperation with strategic partners, with the aim to penetrate new markets and to win profitable projects there. In order to achieve a stable operating margin of between 10 % and 15 % far-reaching measures are being taken to generate cost savings and sustainably raise the company’s performance to a higher level.

The risk-adjusted discount rate takes into account specific peer group information relating to beta-factors, capital structure data and borrowing costs. For the fiscal year 2022, VIA applied an after-tax discount rate for its goodwill impairment test at the level of the CGUs Display Solutions and Sensor Technology of 8.02% (equal to a pre-tax discount rate of 11.82%). The equity cost included in the after-tax discount rate are based on a risk-free rate of 2.50 % and a market risk premium of 7.50%.

The value in use determined as described above is compared to the carrying amount of the asset or CGU. Only if the value in use is lower than the carrying amount, VIA in a second step determines the fair value less costs to sell and compares the amount so determined with the asset’s carrying amount.

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

In conjunction with the impairment tests for CGUs, sensitivity analyses are performed for the main assumptions in order to rule out that reasonable changes to the assumptions used to determine the recoverable amount would not result in the requirement to recognize an impairment loss. In case of the CGUs Display Solutions and Sensor Technologies a reasonable possible decrease in revenues amounting to 10.0 % in combination with an unchanged cost structure as well as a reasonably possible change in the after-tax WACC to 9.5 % were assumed. Even in case of a reasonably possible change in one of the two key assumptions, the need to recognize an impairment loss did not arise.

2.6.11Impairment of financial assets

The impairment regulations of IFRS 9 are required to be applied to financial assets measured at AC, debt investments measured at FVOCI, contract assets and lease receivables.

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

The Group considers a financial asset in default when contractual payments are 120 days past due. A significant increase in credit risk is to be assumed if the entity that owes the payment is going into financial default or other information lets the Group assume that a default is to be expected, even before the 120 day period. In certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

The Group presents the net amount from impairment losses as well as income from reversals of ECLs within other operating expenses.

2.6.12Cash and cash equivalents

Cash and cash equivalents represent cash at banks and cash on hand with original maturities of three months or less from the date of acquisition.

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2.6.13Provisions

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

For several leased buildings, the Group has installed leasehold improvements primarily related to cleanrooms and a provision related to the associated asset retirement obligation has been recognized (see Note 2.6.5).

2.6.14Pensions and other post-employment benefits

Pensions and similar obligations relate to the Group’s statutory pension obligations for defined contribution plans. Obligations for contributions to defined contribution plans are recognized as an expense in the statements of operations. The Group has no defined benefit plans.

2.6.15Segments

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (CODM). The CODM is comprised of the CEO and the CFO of VIA. The Group reports three reportable segments: “Display Solutions”, “Sensor Technologies” and “Other Segments”. Beginning in 2021, VIA optronics AG is no longer aggregated as part of the reportable segment Display Solutions but reported as “Other segments”. Comparative information for 2020 has been adjusted accordingly in Note 26.

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

The CODM monitors the operating results of its segments separately for the purpose of making decisions regarding resource allocation and performance assessment. Segment performance is evaluated based on revenue, gross profit and net income (loss). Primary measure of performance in this case are revenues and net income (loss).

During the reporting period, inter-segment supply of goods occurred from the segment “Sensor Technologies” to the segment “Display Solutions” to be used in the further production process. Additionally, inter-segment services are provided from the holding functions in “Other Segments” to the segments “Display Solutions” and “Sensor Technologies” as well as from the segment “Display Solutions” to the segment “Sensor Technologies”, for which a handling and management fee occurs.

The Group defines segment assets, segment liabilities and capital expenditure, as the total assets, total liabilities, and total capital expenditure relating to the specific reportable segment of the Group (see Note 26).

2.6.16Related parties

Related parties are members of the Group’s Supervisory Board, executive officers, key management personnel or holders of more than 20 % of its shares. The key management personnel according to IAS 24 are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including the directors of the Group (CEO and CFO). Furthermore, close family members of related parties are in the scope of IAS 24.

The fair value of the amount of share-based payment arrangements payable to members of the executive management in respect of the short-term incentives (“STI”) that are settled in cash is recognized as personnel expense with a corresponding increase in liabilities over the fiscal year in which the members of the executive management become unconditionally entitled to these payments The liability is remeasured at each interim reporting date and at the settlement date based on the fair value of the share-based payments to be settled. All changes in the liability are recognized in profit or loss.

Share-based payments arrangements to members of the executive management in respect of the long-term incentive program (“LTI”) with a choice of settlement, which lies with the entity, and expected to be settled in equity are measured at their fair value at grant date. The related expense is recognized as personnel expense over the vesting period and offset against capital reserves. (See Note 27)

2.6.17Share-based payment arrangements with employees

Additionally to the share-based payment arrangements payable to members of the executive management, the Group has also granted short-term incentives (“STI”) to employees of the Group that are settled in cash. The fair value of the amount of share-based payment arrangements payable is recognized as personnel expense with a corresponding increase in liabilities over the fiscal year in which the employees become unconditionally entitled to these payments. The liability is remeasured at each interim reporting date and at the settlement date based on the fair value of the share-based payments to be settled. All changes in the liability are recognized in profit or loss.

The STI is based on three performance indicators, performance measured by EBITDA, growth measured by sales and the share price, with equal weighting and in a one-year assessment period. EBITDA is calculated based on consolidated figures and measured against budgeted values. Sales are calculated based on consolidated figures and measured against audited prior year sales. The ADS share price in the relevant year is compared to the previous year. Payment is made in the year following the end of the fiscal year for which the bonus is granted.

3. Accounting Standards

3.1Initial application of financial reporting standards issued by the IASB

The following amendments to standards and interpretations are mandatory from January 1, 2022:

A. Reference to the Conceptual Framework (Amendments to IFRS 3)

The amendments update IFRS 3 so that references are now to the current 2018 financial reporting framework. The amendments also include a requirement for an acquirer to apply IAS 37 to obligations that are within the scope of IAS 37 to determine whether a present obligation exists at the acquisition date as a result of past events. Finally, the amendments add an explicit clarification that an acquirer shall not recognize contingent assets acquired in a business combination.

B. Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

The amendments to IAS 16 now explicitly prohibit the deduction of potential net proceeds from the cost of an item of property, plant and equipment. The requirements of IAS 2 apply to the measurement of production costs. The amendments now clarify that test runs are used to assess whether the technical or physical performance of the asset is such that it can be used for the production or supply of goods or services, for rental to third parties or for administrative purposes. Furthermore, additional disclosures are now required in the notes on the income and costs recognized in profit or loss from the disposal of goods produced as part of test runs that are not incurred in the ordinary course of the entity’s activities. The respective amounts must be disclosed and, in addition, the items in which they are included. This is only not required if they are disclosed separately in the statement of comprehensive income. The amended requirements shall be applied retrospectively only to property, plant and equipment placed in the location or condition intended by management on or after the beginning of the earliest comparative period to the reporting period in which the amendments are first applied. An entity shall recognize the cumulative effect of initial application in retained earnings (or another appropriate component of equity) in the opening balance sheet of the earliest comparative period presented. There was no impact to prior years as a result of adoption of this standard.

C. Onerous contracts - Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments to IAS 37 specify the scope of performance costs for onerous contracts. The amendments are to be applied to contracts for which not all obligations have been settled at the effective date. The comparative information is not to be restated; instead, the cumulative effect of initial application is to be recognized in retained earnings (or another appropriate equity item) in the opening balance sheet.

The amendments to IAS 37 apply prospectively to contracts existing at the date of initial application of the amendments. The Group has analyzed all contracts existing at January 1, 2022 and determined that no contract would be classified as onerous using the amended accounting policy.

D. Annual Improvements to IFRS Standards 2018–2020

The IASB issued Annual Improvements to IFRS 2018-2020 on May 14, 2020, amending the following standards:

●	IFRS 1 First-time Adoption of International Financial Reporting Standards with specific guidance on accounting for subsidiaries.
●	IFRS 9 Financial Instruments with amendments to the “10 % test” with regard to the derecognition of financial liabilities. In the “10 % test”, an entity only takes into account fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on behalf of the other.
●	IFRS 16 with clarifications on accounting for lease incentives.
●	IAS 41 Agriculture.

The first-time application of all amendments to the above IFRS standards mentioned under A.-D. had no material impact on the Group’s accounting policies.

3.2Standards issued but not yet effective

A. Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

The IASB issued a narrow amendment to IAS 1 to clarify that the classification of liabilities as current or non-current is based on the rights that the entity has at the reporting date. The first-time application of these amendments is not expected to result in any significant changes in accounting policies.

B. Disclosure of Accounting Policies (Amendments to IAS 1)

In February 2021, the IASB issued further amendments to IAS 1. The amendments to IAS 1 clarify that only “significant” and company-specific accounting policies are to be presented in the notes and that standardized explanations do not have to be provided. The first-time application of these amendments is not expected to result in any significant changes in accounting policies.

C. Definition of Accounting Estimate (Amendments to IAS 8)

In February 2021, the IASB issued further amendments to IAS 8. The amendment to IAS 8 relates to the definition of accounting estimates and clarifies how entities can better distinguish changes in accounting policies from changes in accounting estimates. The first-time application of these amendments is not expected to result in any significant changes in accounting policies.

D. Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

In May 2021, the IASB issued amendments to IAS 12, Income Taxes (“IAS 12”). The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences – e.g. leases and decommissioning liabilities. The amendments apply for annual reporting periods beginning on or after January 1, 2023. For leases and decommissioning liabilities, the associated deferred tax asset and liabilities will need to be recognised from the beginning of the earliest comparative period presented, with any cumulative effect recognised as an adjustment to retained earnings or other components of equity at that date. For all other transactions, the amendments apply to transactions that occur after the beginning of the earliest period presented.

The amendments are effective for annual periods beginning on or after January 1, 2023. The implementation of the amendments will most likely not have a material impact on the consolidated financial statements. The regulations still require adoption by the EU into European law.

E. IFRS 17 Insurance Contracts and Amendments to IFRS 17 Insurance Contracts: First-time Adoption of IFRS 17 and IFRS 9 - Comparative Information

IFRS 17 aims to increase transparency and reduce diversity in the accounting for insurance contracts. The amendment to IFRS 17 adds a new transition option to IFRS 17 (the “classification overlay”) to reduce operational complexity and one-time accounting mismatches in comparative information between insurance contract liabilities and related financial assets upon initial application of IFRS 17. It enables the presentation of comparative information on financial assets in a way that is more consistent with IFRS 9 Financial Instruments. The first-time application of IFRS 17 and the amendments to IFRS 17 are not expected to result in any significant changes to accounting policies.

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

For significant estimates and assumptions with respect to impairment testing, please refer to Note 2.6.10.

For significant estimates and assumptions with respect to the fair value of Sigma Sense, please refer to Note 8.

4.1Revenue from contracts with customers

Principal versus agent considerations

The Group enters into contracts with certain of its customers to acquire, on their behalf, displays produced by third-party suppliers. Under these contracts, the Group provides procurement services. The Group determined that it controls the goods before they are transferred to customers, and it has the ability to direct the use of the displays or obtain benefits from the displays. The following factors indicate that the Group controls the goods before they are transferred to customers:

●	The Group is primarily responsible for fulfilling the promise to provide the specified displays
●	The Group has inventory risk before or after the specified displays have been transferred to the customer as it purchases displays and takes them into inventory before the displays are bonded and shipped to the customers

●	The Group has discretion in establishing the price for the specified displays
●	The Group grants discounts to customers based on contractually agreed terms, in particular to major customers

Therefore, the Group determined that it is principal in these contracts.

Additionally, VTS sells its products to a business partner who then sells those products to customers. The business partner in this case acts as an intermediary between VTS and the customer. Based on the distribution agreement, the business partner acts as an agent and not as a principal. This conclusion has been primarily based on the fact that the business partner only places orders to VTS once receiving a customer order and, therefore, has no possibility to decide independently on the customer to which he delivers.

Principal versus agent considerations frequently appear within the Groups’ business environment. Judgement is required for each contract entered into with new major customers.

Over-time revenue recognition

In the case of revenue from contracts with customers recognized over-time, judgement is applied in determining which method best depicts the progress towards complete satisfaction of the underlying performance obligations. The management decided to choose the input method as a cost to cost method, as this represents the best possible approximation of the degree of progress from a management point of view.

Therefore, the Group carefully evaluates the production and delivery process for new projects to decide whether input or output methods shall be applied.

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

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customers’ actual default in the future.

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

4.6Acquisition Accounting

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

4.7Lease: Incremental borrowing rate and renewal options

The Group has leases for buildings, vehicles and IT equipment (see Note 2.6.6). Within the accounting for such leases under IFRS 16, the determination of the incremental borrowing rate as well as the exercisability of extension and termination options require significant judgment and estimation.

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

5. Changes in the Group

The following are the consolidated subsidiaries of VIA optronics AG:

				Net Profit (Loss)
		Ownership Interest %		in EUR		Equity in EUR
Name	Place of Business	12/31/2022	12/31/2021	2022	2021	12/31/2022	12/31/2021
VIA optronics GmbH*	Nürnberg, Germany	100	100	(7,746,093)	(5,172,146)	(21,070,865)	(13,979,548)
VIA optronics LLC	Orlando, Florida, USA	100	100	2,257,514	(661,914)	(705,326)	(2,767,087)
VIA optronics (Suzhou) Co., Ltd.	Suzhou, China	100	100	3,185,854	959,129	27,378,818	23,312,443
VIA optronics (Taiwan) Ltd.	Taipei, Taiwan	100	100	80,064	(34,457)	263,587	193,760
Germaneers GmbH	Wettstetten, Germany	100	100	300,510	109,492	1,750,262	1,449,752
VIA optronics (Philippines), Inc.	Laguna, Philippines	100	100	91,359	—	341,481	264,401
VTS‑Touchsensor Co., Ltd.**	Higashi Omi, Japan	65	65	(1,083,004)	708,757	338,312	1,472,544

* VIA optronics GmbH utilizes the exemption provisions of Section 264 (3) HGB

** Regarding summarized financial information for VTS-Touchsensor Co., Ltd. please refer to segment information for “Sensor Technologies” in Note 26 as this segment is comprised only of VTS

Acquisition of Germaneers GmbH

In May 2021, VIA optronics AG acquired 100 % of the shares in Germaneers GmbH, which offers development and engineering services.

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

From the date of acquisition, Germaneers contributed TEUR 1,959 of revenue and TEUR 175 of profit before tax from continuing operations to the Group in FY2021. If the combination had taken place at the beginning of 2021, the Group’s revenue from continuing operations would have been TEUR 181,574 and the loss before tax from continuing operations would have been TEUR 10,155 in FY2021.

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

The Group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the favorable terms of the lease relative to market terms.

At December 31, 2022, no additional assets or liabilities have been identified and recognized in the course of the purchase price allocation. The purchase price allocation was finalized in 2022.

Acquisition-related costs

The Group incurred acquisition-related costs of TEUR 322 on due diligence and tax advice. These costs have been included in general administrative expenses in FY2021.

Consideration transferred

The purchase price amounts to TEUR 3,061 and is defined as the unadjusted purchase price.

Establishment of VIA optronics (Philippines) Inc.

On September 13, 2021, VIA optronics (Philippines) Inc. was founded as a new subsidiary to provide customized and platform camera solutions, from design and development to process testing and quality control. VIA Philippines was incorporated to facilitate the integration of a camera design and development team that was previously a part of Integrated Micro-Electronics, Inc. (“IMI”), which is a Philippines-based company and VIA shareholder. Through a Service and Support Agreement (the “Agreement”), IMI has provided development support services through this team to the Company’s subsidiary, VIA optronics GmbH, since January 2019. The Agreement terminated on December 31, 2021 and the camera design and development team formally became a part of the Company in January 2022, with approximately 20 employees joining VIA.

6. Intangible assets

	Software,
	Licenses and	Customer
in EUR	Patents	Relationships	Goodwill	Total
Cost
Balance at January 1, 2021	6,789,349	2,232,701	–	9,022,050
Additions	154,681	–	–	154,681
Acquisition of a subsidiary	46,675	–	1,720,960	1,767,635
Foreign currency effect	(72,623)	(23,050)	–	(95,673)
Balance at December 31, 2021	6,918,082	2,209,651	1,720,960	10,848,693
Additions	89,655	–	–	89,655
Foreign currency effect	(99,848)	(7,904)	–	(107,753)
Balance at December 31, 2022	6,907,889	2,201,747	1,720,960	10,830,595

in EUR
Accumulated amortization
Balance at January 1, 2021	(3,568,647)	(1,375,152)	–	(4,943,799)
Amortization	(1,257,514)	(477,944)	–	(1,735,458)
Balance at December 31, 2021	(4,826,161)	(1,853,096)	–	(6,679,257)
Amortization	(836,116)	(348,651)	–	(1,184,767)
Balance at December 31, 2022	(5,662,277)	(2,201,747)	–	(7,864,024)

Carrying amounts

At January 1, 2021	3,220,701	857,549	–	4,078,249
At December 31, 2021	2,091,921	356,555	1,720,960	4,169,436
At December 31, 2022	1,245,612	–	1,720,960	2,966,572

There were no impairment losses and subsequent reversals concerning intangible assets in 2022 or 2021.

7. Property and equipment

			Factory,
			Office, Other
		Technical	Equipment and
		Equipment and	Leasehold	Assets Under
in EUR	Buildings	Machines	Improvements	Construction	Total
Cost
Balance at January 1, 2021	12,552,757	13,440,143	4,630,172	2,121,698	32,744,770
Additions	3,099,403	1,645,503	1,455,496	2,605,201	8,805,603
Transfers	—	4,306,247	24,645	(4,330,892)	—
Acquisition of a subsidiary	—	2	70,531	—	70,533
Disposals	(85,605)	(348,494)	(278,460)	(1)	(712,560)
Foreign currency effect	79,384	227,601	64,942	(1,135)	370,792
Balance at December 31, 2021	15,645,939	19,271,001	5,967,327	394,871	41,279,139
Additions	478,468	2,101,790	1,233,728	2,203,673	6,017,660
Transfers	—	523,553	194,425	(717,978)	—
Disposals	—	(104,246)	(381)	(174,713)	(279,340)
Foreign currency effect	480,477	783,342	157,463	40,374	1,461,656
Balance at December 31, 2022	16,604,885	22,575,440	7,552,561	1,746,227	48,479,115

Accumulated depreciation
Balance at January 1, 2021	(3,623,451)	(9,269,302)	(3,001,665)	(14,744)	(15,909,161)
Depreciation charge for the year	(2,160,175)	(1,622,416)	(583,348)	—	(4,365,939)
Disposals	—	347,584	179,058	—	526,642
Balance at December 31, 2021	(5,783,626)	(10,544,134)	(3,405,955)	(14,744)	(19,748,458)
Depreciation charge for the year	(2,697,399)	(2,124,970)	(883,658)	—	(5,706,026)
Transfer	—	94,342	(94,342)	—	—
Disposals	—	19,084	(1,261)	—	17,822
Balance at December 31, 2022	(8,481,025)	(12,555,678)	(4,385,216)	(14,744)	(25,436,662)

Carrying amounts
At January 1, 2021	8,929,306	4,170,841	1,628,508	2,106,954	16,835,608
At December 31, 2021	9,862,313	8,726,867	2,561,371	380,128	21,530,680
At December 31, 2022	8,123,860	10,019,763	3,167,344	1,731,484	23,042,452

There have been no impairment losses or reversals of impairment in 2022 and 2021.

Transfers between the asset categories “Technical Equipment and Machines” and “Factory, Office, Other Equipment and Leasehold Improvements” are partly based on a re-evaluation of the classification of certain assets.

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

On September 28, 2021, Sigma Sense LLC conducted such qualified financing. In the context of the conversion of the Note, the Note was revalued at fair value as of the date directly prior to conversion based on the conditions offered to third parties in the context of the qualified financing. The remeasurement resulted in a gain amounting to TUSD 373 (TEUR 352). As of April 1, 2024 VIA currently holds 0,348 % of Sigma Sense, which are 20,870 shares.

Based on the terms of the Note, the Note was then converted automatically into 20,870 Series B-1 Units of Sigma Sense LLC to be classified as equity instruments in accordance with IAS 32. As a result of the conversion of the Note, the remeasured Note has been derecognized and a non-current financial asset (equity interest) amounting to TEUR 1,090 has been recognized. VIA classified the equity interest in SigmaSense as FVTPL. At December 31, 2021 there was no reliable information available from either historical volatility, any relevant peer group companies or any other internal or external source of information that would allow a more reliable estimation of the fair value at reporting date. Therefore, besides of foreign currency effects the fair value remained unchanged at TUSD 1,273.

In December 2022, SigmaSense announced a Series B-2 Unit Financing. Based on the conditions of that offering, the estimated fair value as of December 31, 2022 remained unchanged at TUSD 1,273. Therefore, the fair value changed solely based on foreign currency effects to TEUR 1,194 (2021: TEUR 1,124).

Apart from the equity interest, other non-current financial assets include rent deposits amounting to TEUR 135 (2021: TEUR 24).

9. Inventories

in EUR	12/31/2022	12/31/2021
Raw materials and supplies	12,857,659	19,578,604
Work in progress	2,547,396	1,642,247
Finished goods and merchandise	5,134,153	14,628,795
Inventories	20,539,208	35,849,646

During 2022, an amount of TEUR 162,474 (2021: TEUR 129,426, 2020: TEUR 105,030) for inventories was recognized as cost of sales.

Payments on account for inventories resulting from prepayments made to suppliers for inventories amounted to TEUR 876 in 2021 and were presented under raw materials and supplies, and were reclassified in 2022 to other non-financial assets.

There was an inventory write-down in 2022 of TEUR 40 (2021: TEUR 115, 2020 TEUR 96).

10. Trade accounts receivable and other current financial assets

All trade accounts receivable are from third parties and have maturities within one year. All trade accounts receivable are non-interest bearing.

in EUR	12/31/2022	12/31/2021
Total gross carrying amount	24,700,678	32,120,019
Carrying amount of trade receivable subject to factoring (FVTPL)	(3,690,404)	(2,420,511)
Total gross carrying amount AC	21,010,274	29,699,508
Expected credit loss (Stage 2 & 3)	(1,037,518)	(992,460)
Total net carrying amount trade accounts receivable	19,972,756	28,707,048

The following table provides information about the gross carrying amount and recognized loss allowances for trade accounts receivables as of December 31, 2022 and December 31, 2021.

		Trade Receivables
		Days Past Due
December 31, 2022 in EUR	Current	<30 Days	31 ‑ 60 Days	61 ‑ 90 Days	91 ‑ 120 Days	>120 Days	Total
Total gross carrying amount	11,893,952	4,310,194	1,335,189	594,268	375,118	2,501,554	21,010,274
Expected credit loss (Stage 2)	(116,791)	(88,880)	(54,601)	(27,637)	(24,400)	(196,650)	(508,959)
Loss from credit impaired trade accounts receivable (Stage 3)	—	—	—	—	—	(528,559)	(528,559)
Total net carrying amount trade accounts receivable	—	—	—	—	—	—	19,972,756

		Trade Receivable
		Days Past Due
December 31, 2021 in EUR	Current	<30 Days	31 ‑ 60 Days	61 ‑ 90 Days	91 ‑ 120 Days	>120 Days	Total
Total gross carrying amount	15,537,575	7,559,486	2,847,052	2,142,988	123,295	1,489,112	29,699,508
Expected credit loss (Stage 2)	(65,921)	(54,791)	(52,361)	(71,876)	(8,653)	(74,941)	(328,543)
Loss from credit impaired trade accounts receivable (Stage 3)	–	–	–	–	–	(663,917)	(663,917)
Total net carrying amount trade accounts receivable	–	–	–	–	–	–	28,707,048

The loss allowances for trade accounts receivable developed as follows:

in EUR	2022	2021
Balance at January 1	992,460	708,880
Reversal of impairment loss (Stage 3)	(857,093)	(240,678)
Reversal of provision for expected credit losses (Stage 2)	(135,367)	(26,574)
Additions	1,021,214	513,043
Currency translation effect	16,304	37,790
Balance at December 31	1,037,518	992,460

The Group uses a factoring agreement in cooperation with a credit institution that leads to all trade accounts receivable from one of its customers being sold on a non-recourse basis. As there is no other evidence indicating that the significant risks and rewards of these trade accounts receivable have not been transferred to the buyer, the Group derecognized them in their entirety when obtaining confirmation for the purchase. All such trade accounts receivable under this factoring agreement which will be sold after the reporting date are measured at FVTPL. For further information on the carrying amount, fair value and valuation techniques refer to Note 24.

As of December 31, 2022 the Group additionally uses fixed deposit accounts for short-term excess cash and presents those as other current financial assets due to maturity larger than three months. The total amount recognized on those accounts as of December 31, 2022 amounts to TEUR 7,970 (2021: TEUR 0).

As of December 31, 2022 the Group had an interest-free loan recorded under Other financial assets amounting to 47 TEUR (50 TUSD) issued to founder and former CEO and management board member Jürgen Eichner. The loan has no fixed agreed repayment term attached and is recorded at its nominal amount. The loan was granted without security.

11. Other non-financial assets

in EUR	12/31/2022	12/31/2021
Receivables from employees due within 1 year	95,518	64,246
Value added tax refund	1,784,233	1,285,383
Contract assets	3,569,821	2,123,884
Prepaid expenses	1,860,773	2,155,523
Assets recognized from costs to fulfill a contract	2,823,655	2,183,536
Payments on account for inventories	1,448,597	—
Miscellaneous	517,503	487,769
Total	12,100,101	8,300,341

During the financial year ended December 31, 2022, VIA capitalized contract assets of TEUR 3,570 (2021: TEUR 2,124) resulting from the recognition of revenue from products for which there is no alternative use and for which the Group has an enforceable right to payment.

Costs to fulfil a contract result from project specific application activities carried out by the Group in order to fulfil a contract with a customer but which do not qualify as internally generated intangible assets. The increase in the carrying amount compared to the previous year is due to additional activities required for new contracts. The assets are amortized over the life of the respective contract. The amount of amortization recognized in the reporting period is TEUR 610 (2021: TEUR 100).

Payments on account for inventories result from prepayments made to suppliers for inventories not yet received and amounted to TEUR 1,449 (2021: TEUR 876, which have been presented as part of inventories).

12. Equity

As of December 31, 2022, VIA’s subscribed capital consists of 4,530,701 (December 31, 2021: 4,530,701) ordinary shares, all fully paid and each representing one share of the capital stock with a nominal value of EUR 1.00. In total, the capital stock thus amounts to EUR 4,530,701. Each share guarantees the right to the dividend resolved by the shareholders’ meeting, if any.

VIA’s subscribed capital increased in the financial year ended December 31, 2020 through the Company’s Initial Public Offering (IPO) and the concurrent private placement of 1,530,701 ordinary shares.

The total gross proceeds received from the IPO and the concurrent private placement amounted to EUR 96,485,412 which have been reduced by underwriting discounts and commissions amounting to EUR 5,640,794 and resulting in EUR 90,844,618 shown in the Consolidated Statement of Cash Flows and the Consolidated Statement of Changes in Equity.

 Other transaction costs payable by the Company amounting to EUR 4,977,734 have also been deducted. Total net proceeds received therefore amounted to EUR 85,866,884 of which the amount of EUR 84,336,183 exceeding the share of the capital stock of EUR 1.00 per share has been accounted for through capital reserve.

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

On December 29, 2022, the Annual General Meeting resolved the Conditional Capital 2022/I in order to be able to grant subscription rights for up to 220,000 shares of the Company to members of the Management Board of the Company, members of the management of affiliated companies of the Company and selected employees of the Company and of affiliated companies of the Company. The Conditional Capital 2022/I has been registered in the commercial register of the local court (Amtsgericht) of Nuremberg in January 2023.

13. Loans

The following table presents the outstanding nominal amounts (excl. interest or amortized cost) of all loans:

				In Contract
			Contract	Currencies	in EUR
	Interest rates	Maturity	Currency	12/31/2022	12/31/2022
Current loans
CITIC BANK	3.20 - 3.42%	01/05/ - 02/21/23	USD	6,605,114	6,192,597
ICBC Bank	3.23 - 3.98%	01/09 - 08/03/23	USD	4,238,451	3,973,742
ICBC Bank	3.80%	05/06/2023	CNY	10,000,000	1,359,028
SPD Bank	2.82 - 3.15%	04/15 - 04/26/23	USD	7,566,359	7,093,809
CMBC	3.90%	03/22/2023	USD	2,630,405	2,466,125
Shiga Bank*	0.78%	07/31/2027	JPY	40,680,000	289,208
Shiga Bank	0.98%	10/31/2023	JPY	91,340,000	649,367
BCM	1.82 - 1.95%	02/23 - 03/23	USD	9,000,000	8,437,913
Total current loans					30,461,789

Non-current loans
Shiga Bank*	0.78%	07/31/2027	JPY	149,150,000	1,060,358
Total non-current loans					1,060,358

				In Contract
			Contract	Currencies	in EUR
	Interest rates	Maturity	Currency	12/31/2021	12/31/2021
Current loans
Bank overdrafts			EUR	8,355	8,355
Deutsche Bank	2.40%	03/09 - 03/24/22	EUR	2,400,000	2,400,000
CZBANK	3.00 - 3.20%	01/30 - 05/24/22	USD	5,219,953	4,628,430
CITIC BANK	1.96 - 2.13%	02/04 - 06/23/22	USD	7,703,063	6,830,155
ICBC Bank	1.65 - 1.77%	01/19 - 06/02/22	USD	8,735,194	7,745,326
CCB Bank	0.59 - 0.71%	01/30 - 04/24/22	USD	2,920,000	2,589,107
SPD Bank	2.13%	03/05 - 03/25/22	USD	6,540,000	5,798,890
CMSB	1.90%	03/21- 04/21/22	USD	4,135,457	3,666,829
Shiga Bank*	0.98%	10/31/2023	JPY	100,080,000	767,602
Shiga Bank	1.28%	05/31/2022	JPY	16,000,000	122,718
Total current loans					34,557,415

Non‑current loans
Shiga Bank*	0.98%	10/31/2023	JPY	91,340,000	700,568
Total non‑current loans					700,568

* Loans at Shiga Bank are repaid in monthly installments, so that a current as well as a non-current proportion is presented in the table above.

The Group has pledged trade receivables as collateral for these obligations which can be utilized up to the amount of TEUR 0 (2021: TEUR 2,500). All loans were concluded under normal market conditions.

14. Provisions

		Asset
		Retirement
in EUR	Warranties	Obligation	Other	Total
Balance at January 1, 2021	575,940	135,784	—	711,724
Additions	639,263	—	432,311	1,071,574
Reversals	(438)	—	—	(438)
Usage	(575,502)	—	—	(575,502)
Unwinding of discount	—	2,026	—	2,026
Acquisition of a subsidiary	18,000	—	—	18,000
Currency translation effect	(269)	3,059	—	2,790

Balance at December 31, 2021	656,994	140,869	432,311	1,230,174
Non-current	—	140,869	—	140,869
Current	656,994	—	432,311	1,089,305
Total	656,994	140,869	432,311	1,230,174

Balance at January 1, 2022	656,994	140,869	432,311	1,230,174
Additions	930,990	—	108,518	1,039,508
Reversals	(34,729)	—	(411,416)	(446,145)
Usage	(622,265)	—	—	(622,265)
Unwinding of discount	—	2,092	—	2,092
Acquisition of a subsidiary	—	—	—	—
Currency translation effect	66,649	987	28,643	96,279

Balance at December 31, 2022	997,639	143,949	158,056	1,299,644
Non-current	—	143,949	—	143,949
Current	997,639	—	158,056	1,155,695
Total	997,639	143,949	158,056	1,299,644

During the year ended December 31, 2022, the Group recognized an onerous contract provision in the amount of TEUR 49 due to one contract with a potentially negative margin (2021: TEUR 432 due to two contracts). Most likely, the expected timing of outflows will be during the financial year 2023. The provision from the previous year has been partly reversed, due to the positive development of another potentially unprofitable contract, which turned into profit zone, based on renegotiations of conditions.

The provision for warranties relates mainly to products sold during the respective year. The provision has been estimated based on historical warranty data associated with similar products and services. The Group expects to settle these obligations over the next year. Depending on individual contractual agreements with our customers we may face longer warranty periods, up to 36 months and in some rare cases longer. Based on historical experience and data, almost none of the warranty claims arose after 12 month from the time point of the delivery, therefore, the provision created for warranty claims is considered to be significantly short-term in nature.

Furthermore, the Group has asset retirement obligations to return certain of the Group’s premises to their original condition. The asset retirement obligation is not expected to be fulfilled in less than five years.

15. Other current financial liabilities

		12/31/2021
in EUR	12/31/2022	Restated*
Customers with credit balances	—	104,967
Financial liabilities due to third parties	946,606	2,387,683
Invoices not yet received	5,596,090	5,330,275
Miscellaneous other financial liabilities	215,608	191,253
Total	6,758,304	8,014,179

* Certain amounts for 2021 have been restated; see Note 2.4

The financial liabilities due to third parties consist primarily of a residual liability from a terminated commercial agreement in the amount of TEUR 890 (2021: TEUR 838).

16. Other current non-financial liabilities

in EUR	12/31/2022	12/31/2021
Accrued expenses	439,803	135,055
Social security liabilities	223,570	304,864
Liabilities for remaining leave	580,585	613,145
Tax liabilities other than income taxes	392,773	619,172
Contract liabilities	1,794,903	1,021,095
Liability for continued services of employees	400,083	1,083,000
Liabilities due to personnel bonus	1,021,192	2,245,134
Miscellaneous other non‑financial liabilities	1,136,471	1,561,018
Total	5,989,380	7,582,483

Miscellaneous other current non-financial liabilities mainly consist of freight, professional services and office supplies accruals (2022: TEUR 960; 2021: TEUR 507). The contract liabilities result from advance payments received from customers for goods or services to be provided by the Group.

The liability for continued services of employees results from the acquisition of Germaneers (please refer to Note 5 for further information on the acquisition). Under certain circumstances, employees that have been employed as of the date of acquisition will receive payments for a predefined period after the acquisition if certain performance conditions are fulfilled. Certain liabilities have been settled during the year ended December 31, 2022, the remaining are expected to become settled within the fiscal year 2023.

Tax liabilities include primarily import sales tax as well as wage and church tax liabilities to German tax authorities in the amount of TEUR 289 (2021: TEUR 148).

17. Leases

Leases as a lessee

The Group has lease contracts for various items of office, plant and vehicles used in its operations. Leases of office and plant have lease terms between 1.5 and 10 years, while vehicles generally have lease terms of 3 years. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. For certain leases, the Group is restricted from entering into any sub-lease agreements. There are several lease contracts that include extension and termination options, which are further discussed below.

The extension options representing the undiscounted potential future rental payments for the lease contracts which are not included in the lease liabilities for the VIA Group as of December 31, 2022 amount to TEUR 5,778 (2021: TEUR 5,778). No extension options have been exercised in 2022 and 2021.

The Group also has certain leases of IT equipment with lease terms of 12 months or less and leases of office equipment with low value. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

The carrying amounts of right-of-use assets recognized and the movements during the period were as follows:

Right-of-use assets

		Factory, Office
		and Other
in EUR	Buildings	Equipment	Total
Balance at January 1, 2021	8,929,305	131,696	9,061,002
Depreciation charge for the year	(2,160,175)	(85,592)	(2,245,767)
Additions to right-of-use assets	2,888,736	97,652	2,986,389
Additions due to business combinations	210,667	—	210,667
Derecognition of right-of-use assets	(85,605)	—	(85,605)
Foreign currency effect	79,384	—	79,384
Balance at December 31, 2021	9,862,313	143,757	10,006,070
Depreciation charge for the year	(2,692,074)	(129,311)	(2,821,385)
Additions to right-of-use assets	466,108	114,610	580,719
Additions due to business combinations	—	—	—
Derecognition of right-of-use assets	—	—	—
Foreign currency effect	487,512	—	487,512
Balance at December 31, 2022	8,123,860	129,055	8,252,915

		Factory, Office
		and Other
in EUR	Buildings	Equipment	Total
Balance at January 1, 2021	8,929,305	131,696	9,061,002
Balance at December 31, 2021	9,862,313	143,757	10,006,070
Balance at December 31, 2022	8,123,860	129,055	8,252,915

The carrying amounts of lease liabilities (included under current and non-current financial liabilities) and the movements during the period as well as the amounts recognized in profit or loss were as follows:

Lease Liability

	Lease Liability	Lease Liability
in EUR	2022	2021
Balance at January 31	(9,970,927)	(9,214,428)
Additions	(580,719)	(2,446,388)
Additions due to business combinations	–	(210,667)
Accretion of interest	(191,638)	(215,464)
Payments	2,567,839	2,031,598
Derecognition of lease liability	–	168,183
Foreign currency effect	266,013	(83,763)
Balance at December 31	(7,909,432)	(9,970,927)
Current	(2,314,900)	(2,025,193)
Non‑current	(5,594,532)	(7,945,734)

Amounts recognized in profit or loss

in EUR	2022	2021	2020
Leases under IFRS 16
Depreciation expense of right‑of‑use assets	2,821,385	2,245,767	1,903,223
Interest on lease liabilities	191,638	215,464	197,967
Expenses relating to short‑term leases	233,849	587,356	34,860
Expenses relating to leases of low‑value assets, excluding short‑term leases of low‑value assets	209,117	43,094	40,800
	3,455,987	3,091,681	2,176,850

The Group had total cash outflows for all leases of TEUR 2,568 in 2022 (2021: TEUR 2,662; 2020: TEUR 3,704).

18. Revenue

in EUR	2022	2021	2020
Display Solutions	200,038,287	154,707,881	127,119,437
Product Sales	197,024,066	151,982,103	125,083,288
R&D Services	3,014,221	2,725,778	2,036,149
Sensor Technologies	19,467,647	26,094,615	25,470,878
Total	219,505,934	180,802,496	152,590,315

The Group has no remaining performance obligations which have an original expected term of more than one year. All R&D Services revenues (TEUR 3,014) as well as revenues from Full Service Model amounting to TEUR 29,066 are recognized over time and are included in the Display Solutions segment revenues.

Contract Balances

in EUR	2022	2021
Trade accounts receivables (see note 10)	23,663,160	31,127,559
Contract liabilities	1,794,903	1,021,095
Contract assets	3,569,821	2,123,884
Assets recognized from costs to fulfill contract	2,823,655	2,183,536

The development of contract liabilities and revenue recognized therefrom is as follows:

in EUR	2022	2021	2020
Balance at January 1	1,021,095	190,154	334,123
Deferred during the year	1,794,903	1,021,095	190,154
Recognized as revenue during the year	(1,021,095)	(190,154)	(334,123)
Balance at December 31	1,794,903	1,021,095	190,154

The deferrals during the year result from advance payments received from customers for goods and services to be provided by the Group.

19. Expenses by nature

Expenses by nature were as follows:

		2021
in EUR	2022	Restated*	2020
Raw materials and consumables	162,473,680	129,425,611	105,030,465
Salaries, wages and employee benefits	34,267,193	33,200,439	22,877,775
Consultancy & audit	7,782,271	7,002,594	4,808,864
Advertising, vehicle and travel expense	2,843,971	1,510,759	1,341,142
Warranty	930,788	638,825	124,881
Lease expenses	442,966	630,450	190,673
Purchased services	3,560,031	5,160,291	2,443,355
Taxes, insurance costs, and other dues	3,899,512	4,543,214	1,993,462
Depreciation and amortization	6,890,792	6,101,398	7,043,590
Maintenance	1,670,003	1,679,108	1,704,322
Other	4,288,586	5,102,811	4,357,742
Total	229,049,793	194,995,500	151,916,271

* Certain amounts for 2021 have been restated; see Note 2.4

Salaries, wages and employee benefits included salaries and wages which amounted to TEUR 29,896 in 2022 (2021: TEUR 30,233) and social security contributions, expenses for pension plans and other special company benefits (e.g. bonus payments) which amounted to TEUR 4,371 in 2022 (2021: TEUR 2,967).

In 2022, the amounts recognized as an expense for defined contribution plans totaled TEUR 1,623

(2021: TEUR 1,692; 2020: TEUR 821) and resulted from contributions for statutory pension insurance. These figures also include temporary employees, who are reported under personnel expenses. This also reflects the economic conditions in a Group environment.

In 2022 the category “Miscellaneous” contains utilities expenses of TEUR 2,539 (2021: TEUR 2,558; 2020: TEUR 1,439), other R&D expenses in the amount of TEUR 1,007 (2021: TEUR 1,938; 2020: TEUR 1,927), cafeteria expenses of TEUR 274 (2021: TEUR 256; 2020: TEUR 162) as well as other small amounts of TEUR 469 (2021: TEUR 195; 2020: TEUR 189).

20. Other income and other expenses

20.1Other operating income

Other operating income consists of the following.

		2021
in EUR	2022	Restated*	2020
Damages/insurance proceeds	100,329	53,206	12,282
Exchange gains	8,116,344	5,434,874	3,326,593
Miscellaneous other operating income	2,099,223	2,716,140	1,630,159
Total	10,315,896	8,204,220	4,969,034

* Certain amounts for 2021 have been restated; see Note 2.4

In 2022, the miscellaneous other operating income mainly consists of income from sales arising not in the cause of VIAs ordinary activities such as sales of samples or scrap amounting to TEUR 1,390 (2021: TEUR 381; 2020: TEUR 767).

In 2022, the increase of exchange gains is mainly due to a significant positive currency effect, especially within our deposits in USD within VIA optronics AG, mainly in the first two quarters.

In 2021, the increase of exchange gains is mainly due to the missing offsetting effect through the change of the functional currency of VIA optronics GmbH and VIA optronics SZ from EUR / CNY to USD.

In 2021, the miscellaneous other operating income mainly consists of income from expense reimbursements of TEUR 1,096 (2020: TEUR 274) and income from non-recurring activities TEUR 688. For 2021 the Group changed the presentation of reversal of ECLs which are now presented within other operating expenses.

In 2020, miscellaneous other operating income mainly consists of tooling income in the amount of TEUR 492 and reversal of ECL of TEUR 326. These amounts did not occur during the financial year ended December 31, 2021.

20.2Other operating expenses

Other operating expenses include exchange losses, losses on disposal of fixed assets, other taxes, expected credit losses and miscellaneous expenses.

		2021
in EUR	2022	Restated*	2020
Other taxes	259	156	—
Losses on disposals of assets	5,271	75,114	76,561
Expected credit losses	28,754	245,791	323,200
Onerous contracts charge/release	(411,416)	432,311	—
Exchange losses	6,411,667	304,398	5,462,494
Miscellaneous other operating expenses	1,946,848	3,228,421	1,297,265
Total	7,981,384	4,286,191	7,159,521

* Certain amounts for 2021 have been restated; see Note 2.4

In 2022, miscellaneous other operating expenses mainly consist of expenses due to certain trade accounts receivables in dispute in the amount of TEUR 240 (2021: TEUR 1,727), and expenses unrelated to the accounting period, in the amount of TEUR 603 (2021: TEUR 235). Furthermore this cost category includes compensation expenses within VTS in the amount of TEUR 377 (2021: TEUR 741).

Exchange losses in 2022 include effects in conjunction with the change in functional currency for VIAGM and VIA SZ (see Note 2.6.4) which – based on the fact that they have not been material in the year of the change 2021 (TEUR 544) - have been adjusted in current account together with any effect in FY2022. These effects had to be recognized to correctly reflect the effect on P&L from the change in functional currency and were completely presented as part of exchange losses. The total amount of this effect presented as part of exchange losses is TEUR 1,883.

In 2020, miscellaneous other operating expenses mainly consist of tooling expenses in the amount of TEUR 836 and warranty expenses of TEUR 125.

21. Financial result

in EUR	2022	2021	2020
Total interest income arising from financial assets measured at AC	414,820	3,888	4,182
Fair value gains on financial assets at FVTPL	—	352,101	—
Finance income	414,820	355,989	4,182
Total interest expense arising from financial liabilities measured at AC	(1,726,833)	(903,061)	(1,225,189)
Total interest expense arising from lease liabilities	(191,638)	(215,464)	(197,967)
Unwind of discount on asset retirement obligation	(1,988)	(2,026)	(1,993)
Fair value losses on financial assets at FVTPL	(17,843)	(11,574)	—
Finance costs	(1,938,303)	(1,132,126)	(1,425,150)
Net finance costs recognized in profit or loss	(1,523,482)	(776,137)	(1,420,968)

In 2022 total interest income from financial assets measured at AC was TEUR 415 (2021: TEUR 4). This development is mainly driven by interest for fixed deposit accounts within VIA AG in the amount of TEUR 333 (2021: TEUR 0). This represents a new situation in 2022, as such accounts did not previously exist.

In 2022 total interest expense arising from financial liabilities measured at AC increased by TEUR 824 to TEUR 1,727 (2021: TEUR 903), caused by a refinancing of current loans in 2022 with increased interest rates in short-term loans.

22. Taxes on income

22.1Income tax expense

Income tax expense include current and deferred income taxes as follows:

in EUR	2022	2021	2020
Current tax expense	1,816,531	1,776,180	2,275,672
Adjustments in respect of current income tax of previous year	—	—	86,252
Deferred income tax charge / (benefit)	337,057	(559,273)	(385,434)
Income tax expense	2,153,588	1,216,908	1,976,490

Both VIA AG and VIA optronics GmbH are subject to corporate income tax and trade tax in Germany. The statutory corporate income tax rate of VIA AG in 2022, 2021 and 2020 is 15.0% plus solidarity surcharge of 5.5% thereon (15.82% in total). The municipal trade tax in 2022 is approximately 16.35%.

For the year ending December 31, 2022, the statutory German corporate income tax rate applicable to VIA optronics GmbH is 32.17% (2021: 32.17%, 2020: 32.17%). It consists of the corporate income tax rate of 15.0% plus solidarity surcharge of 5.5% and the variable municipal trade tax of 16.35% (in 2021 – 16.35%, in 2020—16.35%,).

For the Group’s subsidiaries, VIA LLC (USA) a tax rate of 23.75% (2021: 23.75%; 2020: 23.75%), for VIA Suzhou (China) a tax rate of 25.0% in 2022, 2021 and 2020, for VTS (Japan) a tax rate of 34.26% (2021: 34.1%, 2020:

34.1%) and for VIA Germaneers, a tax rate of 28.7% (2021: 28.7%) is applicable. For VIA Taiwan the tax rate applicable in 2022 is 20% (2021: 20%; 2020: 20%). The tax rate for VIA Philippines is 30% in 2022.

22.2Effective tax rate

The company’s applicable tax rate is 32.17% (2021: 32.17%), being the applicable income tax rate of VIA AG. The reconciliation of the Group’s statutory tax rate to its effective tax rate is as follows:

		2021
in EUR	2022	Restated*	2020
Loss before tax	(8,732,829)	(11,051,112)	(2,937,410)
Tax under domestic (German) tax rate	2,809,351	3,555,143	944,965
Effect of tax rate in foreign jurisdictions	580,502	(121,803)	423,177
Tax effect of:
Changes in domestic tax rate	—	—	—
Non‑deductible expenses	(141,574)	(226,612)	(128,603)
Current‑year losses for which no deferred tax asset is recognized	(6,338,135)	(4,824,168)	(2,599,849)
Write off (reversal) of deferred tax assets for tax losses carried forward or deductible temporary differences	1,210,337	515,300	(572,321)
Withholding taxes	(136,314)	(142,394)	(126,455)
Permanent differences	(175,802)	—	—
Income tax for prior years	(6,410)	—	(72,671)
Deferred tax prior years	11,408	33,080	—
Others	33,049	(5,454)	9,925
Income tax expense	(2,153,588)	(1,216,908)	(1,976,490)
Effective tax rate	24.66%	11.82%	67.29%

* Certain amounts for 2021 have been restated

22.3Deferred Taxes

The components of deferred tax balances are as follows:

	2022		2021
	Deferred Tax	Deferred Tax	Deferred Tax	Deferred Tax
in EUR	Assets	Liabilities	Assets	Liabilities
Non‑current assets
Intangible assets	226,745	(19,953)	199,402	(122,157)
Property and equipment	—	(2,417,668)	15,051	(3,165,137)
Other financial assets	—	—	—	—
Current assets
Inventories	1,395,529	(19,571)	904,425	—
Trade accounts receivables	12,298	(63,244)	61,177	(49,201)
Other current assets	—	(1,736,912)	142,464	(1,629,005)
Cash and cash equivalents	6,402	—	6,402	(94,947)
Non‑current liabilities
Loans	—	—	—	—
Provisions	7,388	—	48,996	—
Other financial liabilities	36,785	—	—	—
Lease liabilities	1,776,110	—	2,511,560	—
Current liabilities
Loans	—	—	—	—
Trade accounts payable	—	—	501,913	—
Provisions	9,344	(66,401)	186,113	—
Lease liabilities	583,809	—	672,520	(1,900)
Other financial liabilities	266,167	—	553,922	—
Other non‑financial liabilities	212,244	—	146,835	(25,490)
Losses carried forward	373,696	—	101,070	—
Deferred Taxes before netting	4,906,517	(4,323,749)	6,051,852	(5,087,835)
Netting	(4,266,018)	4,266,018	(5,084,054)	5,084,054
Deferred Taxes netted	640,499	(57,731)	967,799	(3,781)

Deferred tax assets are recognized on unused tax losses to the extent that it is probable that taxable profits will be available in the future against which the unused tax losses can be utilized. In this regard, management exercises judgment as to the expected timing and the amount of the taxable profits and measures deferred tax assets on unused tax losses accordingly.

Due to continuing losses, in 2022 the Company determined that the recoverability of the deferred tax assets for VIA optronics AG, VIA optronics GmbH and VIA LLC, in excess of recoverable deferred tax liabilities, was not deemed probable. Therefore, deferred taxes of TEUR 5,208 for current year tax losses of VIA optronics GmbH and VIA optronics AG were not recognized. Furthermore, for deductible temporary differences of TEUR 1,098 for VIA LLC no deferred tax asset in the amount of TEUR 261 was recognized.

For VIA VTS, recoverability of the deferred tax assets for current year losses and temporary differences was determined recoverable to the extent, that deferred tax assets were recognized in the amount of TEUR 555, of which EUR 184 thousand related to current year losses and EUR 371 thousand related to temporary differences. Deferred tax assets in the amount of TEUR 941 on current year losses were not recognized because the recoverability was not deemed probable. Tax loss carryforwards in Japan will expire by 31 December 2032 at the latest if not utilized.

In Germany, the Group has accumulated corporate income tax losses carried forward of TEUR 64,147 (2021: TEUR 46,469) and trade tax losses carried forward of TEUR 62,985 (2021: TEUR 45,634), no deferred tax asset was recognized for TEUR 64,053 (corporate income tax) respectively TEUR 62,889 (trade tax). German corporate income tax and trade tax losses carried forward do not expire in the future.

In the United States, the Group has accumulated tax losses carried forward of TEUR 1,088 (2021: TEUR 2,517). For TEUR 258 (2021: TEUR 598), no deferred tax asset was recognized. Carry forward of tax losses from VIA

LLC until 2017 of TEUR 1,088 are limited to a carryforward-period of 20 years but can be fully offset against taxable profits in the future. Tax losses incurred since 2018 can only be offset against 80% of taxable profits in the future but are not subject to any time restrictions.

Deferred taxes charged to equity in 2022 were TEUR 44 (2021: TEUR 5). Deferred taxes charged to equity result from the foreign currency reserve adjustment. In 2018, a deferred tax liability of TEUR 2,857 was initially recognized as a result of the acquisition of the shares in VTS.

Deferred tax liabilities relating to outside based differences in the amount of TEUR 361 (2021: TEUR 296) are not recognized. The outside basis differences, which are indefinitely reinvested, amount to TEUR 1,125 (2021: TEUR 921).

23. Financial Risk Management and Financial Instruments

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and equity risk), credit risk and liquidity risk. The Group’s overall risk management approach focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade accounts receivable and contract assets), including cash at and fixed-term deposits with banks.

Trade accounts receivable and contract assets

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and controls. The Group evaluates this risk through detailed aging and credit risk analysis of the customers. The Group follows risk control procedures to assess the credit risk of the customers taking into account their financial position, past experience and other factors. The compliance with credit limits by customers is regularly monitored by management. As of December 31, 2022, the gross carrying amount of contract assets with a customer that has a rating of BBB and for which no impairments have been recognized due to materiality considerations is TEUR 3,570 (December 31, 2021: TEUR 2,124). This amount also represents the maximum exposure to credit risk for those assets.

As of December 31, 2022, 22% (2021: 20%) of trade accounts receivables were due from one customer, as well as two customers which account for 19 % and 16% (2021: two customers which account for 16 % and 12%). In 2022, 100% (2021: 100%) of contract assets related to one individual customer. Based on past experience the risk of non payment of these customers is similarly low as for the other customers.

The Group does not require collateral in respect of trade and other receivables. The Group does not have trade receivable and contract assets for which no loss allowance is recognized because of collateral.

For the preparation of the provision matrix used to determine expected credit losses, no external credit ratings are taken into consideration. Instead, the aging of individual trade accounts receivables is closely monitored. The table in Note 10 provides information about the exposure to credit risk and ECLs for trade receivables for customers at December 31, 2022 and December 31, 2021. The Group uses a provision matrix in which trade accounts receivables from customers, which comprise a very large number of small balances, are classified into different categories depending on the number of days past due with each category possessing a different historical loss rate to measure the ECLs.

Cash equivalents and fixed deposit accounts

The Group’s maximum exposure to credit risk for cash at banks at December 31, 2022 and December 31, 2021 is the carrying amount of cash and cash equivalents as well as fixed deposit accounts in the statements of consolidated financial position. The Group believes the risk of loss of carrying amount is remote and mitigated in part by spreading cash deposits as well as fixed deposit accounts across different banks.

The Group had cash and cash equivalents of TEUR 44,428 as of December 31, 2022 (2021: TEUR 58,004). Cash and cash equivalents are deposited partly with banks that have a rating of A to A- (2022: TEUR 4,958; 2021: TEUR 9,592) or BBB+ to BBB-, (2022: TEUR 5,751; 2021: TEUR 10,217) based on their Standard & Poor’s rating. The significant remaining part (2022: TEUR 33,719; 2021: TEUR 38,196), as well as fixed deposit accounts (2022: TEUR 7,970; 2021: TEUR 0) are deposited with banks that have no available ratings but are mostly members of the German deposit protection fund.

Liquidity risk

The primary objective of the Group’s liquidity management is to monitor the availability of cash in order to support its business expansion and growth. The Group manages its liquidity with reference to economic conditions, performance of its local operations and local regulations. The Group’s financing is based on currency-specific short-term bank loans and operating cash flows to benefit from financing cost advantages while ensuring flexibility and availability of sufficient liquidity at any time. The table below presents the contractual undiscounted cash flows relating to the Group’s financial liabilities at the balance sheet date. The cash flows are grouped based on the remaining period to the contractual maturity date. The Group has sufficient funds to meet these commitments as they become due.

		Between 1 and	More Than
in EUR	Up to 1 Year	3 Years	3 Years
Balance at December 31, 2022
Loans	30,685,728	598,908	485,377
Trade accounts payable	27,271,931	—	—
Lease liabilities	2,441,882	4,021,501	1,804,111
Other financial liabilities	6,758,304	13,287	—
Total	67,157,845	4,633,697	2,289,488

Balance at December 31, 2021
Loans	34,733,896	703,331	—
Trade accounts payable	33,447,088	—	—
Lease liabilities	2,403,026	4,602,149	3,390,779
Other financial liabilities Restated*	8,014,179	—	—
Total	78,598,189	5,305,480	3,390,779

* Certain amounts for 2021 have been restated; see Note 2.4

The Group assessed the concentration of risk with respect to refinancing its debt and concluded it to be low. Based on the cash flow forecast for 2023, the Group has sufficient liquidity as at December 31, 2022 for the next twelve months.

Interest rate risk

Interest rate risk includes the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Due to the Group’s interest bearing financial instruments all possessing fixed interest rates there is currently no exposure to variable interest rate risk. The only effect of higher interest rates arises from higher interest rates on short-term loans, which can be caused when existing loans are renegotiated or new loan agreements are signed. The Company is partially counteracting this through higher interest rates on fixed deposit accounts.

Foreign exchange risk

The Group operates globally and is exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business as well as the group’s financing structure. The Group’s exposures primarily consist of the U.S. dollar, Euro, Chinese Yuan and Japanese Yen at the level of the local Group´s entities. Foreign exchange risk arises from commercial transactions and recognized financial assets and liabilities denominated in a currency other than the functional currency of the entity.

The following tables demonstrate the sensitivity to a reasonably possible change in each exchange rate against the respective entity´s functional currency. The net exposure from each currency is used to calculate the impact for the Group:

Balances at December 31, 2022

							Change in
		Trade					Foreign
		Accounts					Currency	Impact on	Impact on
		Receivables					appreciation/	Profit (+)	Profit (+)
	Cash and	and Other	Loans	Trade		Net	depreciation	or Loss (−)	or Loss (−)
	Cash	Financial	receivables /	Accounts	Equity	Risk	in percentage	in EUR	in EUR
	Equivalents	Assets	(payables)	Payable	Instruments	Exposure	points	+10%	-10%

Balance at December 31, 2022
Amounts in EUR	681,060	911,909	-	(1,792,895)	—	(199,926)	+/-10%	(19,993)	19,993
Amounts in CNY	5,144,653	10,566,164	(10,000,000)	(104,455,142)	—	(98,744,325)	+/-10%	(1,341,964)	1,341,964
Amounts in USD	34,319,141	8,000,000	29,016,931	(1,334,406)	1,273,028	71,274,694	+/-10%	(6,108,746)	7,462,308
Amounts in JPY	57,762,553	404,773,837	401,116,668	(178,280,936)	—	685,372,122	+/-10%	(442,959)	541,394
Amounts in TWD	—	11,186,471	-	(3,535,080)	—	7,651,391	+/-10%	(21,343)	26,086
Amounts in PHP	—	1,313,388	-	(20,877,283)	—	(19,563,895)	+/-10%	30,015	(36,685)

Balances at December 31, 2021*

							Change in
							Foreign
							Currency	Impact on	Impact on
					Other		appreciation/	Profit (+)	Profit (+)
	Cash and	Trade	Loans	Trade	Current	Net	depreciation	or Loss (−)	or Loss (−)
	Cash	Accounts	receivables /	Accounts	Financial	Risk	in percentage	in EUR	in EUR
	Equivalents	Receivables	(payables)	Payable	Liabilities	Exposure	points	+10%	-10%

Balance at December 31, 2021
Amounts in EUR	1,074,504	1,819,062	(2,008,333)	(1,170,124)	—	(284,891)	+/-10%	(28,489)	28,489
Amounts in CNY	3,645,636	23,080,637	—	(167,501,322)	(64,202)	(140,839,250)	+/-10%	(1,957,626)	1,957,626
Amounts in USD	42,074,709	9,420	31,322,436	(3,505,663)	—	69,900,902	+/-10%	(5,675,222)	6,928,868
Amounts in JPY	175,667	384,924,842	398,069,782	(113,912,632)	—	669,257,659	+/-10%	(466,842)	570,584
Amounts in TWD	—	11,271,923	—	(5,843,051)	—	5,428,872	+/-10%	(15,726)	19,220

*Certain amounts for 2021 have been restated to be consistent with the calculation and presentation for 2022.

The Group is neither using derivative financial instruments to hedge FX risks nor applying hedge accounting but covers operational business and additionally loans against foreign currency risks by natural hedging, which includes deposits in foreign currency as well as cash in foreign currency.

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

24. Additional Information on Financial Instruments

The following table presents the carrying amounts and the fair values of financial assets and liabilities by classes and categories in accordance with IFRS 9 as at December 31, 2022 and as at December 31, 2021.

	Category	December 31, 2022
	according to	Carrying	Fair
in EUR	IFRS 9	Amount	Value*	Level
Non-current assets
Rental deposits (Financial assets)	AC	135,395	—
Investments in securities (Financial assets)	FVTPL	1,193,539	1,193,539	3
Current assets
Trade accounts receivables	AC	19,972,756	—
Trade accounts receivables (subject to factoring)	FVTPL	3,690,404	3,690,404	3
Other current financial assets	AC	7,970,469	—
Cash and cash equivalents	AC	44,428,001	—
Financial assets measured at AC		72,506,621
Financial assets measured at FVTPL		4,883,943

Non-current liabilities
Non-current loans	AC	1,060,358	1,021,696	3
Other non-current financial liabilities	AC	13,287	—
Current liabilities
Current loans	AC	30,461,789	—
Trade accounts payable	AC	27,271,931	—
Other current financial liabilities	AC	6,758,304	—
Financial liabilities measured at AC		65,565,669

* The Group has not disclosed the fair values of short-term financial instruments if the carrying amount represents an appropriate representation of the instruments fair value. Furthermore, the Group has not disclosed the fair values of its rent deposits and other non-current financial liabilities as the effect resulting from discounting future cash flows is immaterial and thus the carrying amount being an adequate approximation of fair value.

	Category	December 31, 2021
	according to	Carrying	Fair
in EUR	IFRS 9	Amount	Value**	Level
Non-current assets
Rental deposits (Financial assets)	AC	24,624	—
Investments in securities (Financial assets)	FVTPL	1,123,988	1,123,988	3
Current assets
Trade accounts receivables	AC	28,707,048	—
Trade accounts receivables (subject to factoring)	FVTPL	2,420,512	2,420,512	3
Cash and cash equivalents	AC	58,004,145	—
Financial assets measured at AC		86,735,817
Financial assets measured at FVTPL		3,544,498

Non-current liabilities
Non-current loans	AC	700,568	677,598	3
Current liabilities
Current loans	AC	34,557,415	—
Trade accounts payable	AC	33,447,088	—
Other current financial liabilities Restated*	AC	8,014,179	—
Financial liabilities measured at AC		76,719,249

* Certain amounts for 2021 have been restated; see Note 2.4

** The Group has not disclosed the fair values of short-term financial instruments if the carrying amount represents an appropriate representation of the instruments fair value. Furthermore, the Group has not disclosed the fair values of its rent deposits as the effect resulting from discounting future cash flows is immaterial and thus the carrying amount being an adequate approximation of fair value.

As the equity instruments were acquired at the end of September 2021 and as there is no indication of change in the general economic situation nor in the situation of the company SigmaSense LLC, for which no observable share price exists (fair value hierarchy Level 3), the (initial) cost of the shares is the best available estimate of fair value, FX effects were considered. For detailed information see Note 8. The valuation of unlisted equity instruments is primarily determined using the market-based approach. In particular, VIA’s management is in close contact with SigmaSense’s management regarding the occurrence of new financing rounds, which typically occur at the proposal of SigmaSense management and at the sole decision of SigmaSense’s existing shareholders, and hereby represent a significant input factor. As of the end of 2022, SigmaSense announced a new financing round at a cost per share slightly above VIAs investment. Additionally, VIA management analyzes all available information on investment-specific milestones, new contracts and other relevant information to analyze whether the price of the most recent financing round is acceptable as a reasonable market valuation for this investment. A collaboration on a project using SigmaSense’s technology is also possible.

The fair value of trade accounts receivables which will be sold under the Group’s factoring arrangement is determined by applying an appropriate adjustment factor to the nominal amount of the receivable. As adjustment factors are not observable, fair value hierarchy Level 3 applies. The adjustment factor is derived by the management on discounts charged in the global supplier financing program of the relevant customer by a large credit institution when buying receivables under factoring arrangements from that customer. As of December 31, 2022 the Group applied an adjustment-factor of 0.73%.

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

The following table shows a reconciliation from the opening balances to the closing balances for financial instruments that present Level 3 fair values:

	Financial assets
	Promissory	Equity	Trade accounts
in EUR	Note	Instruments	receivables
Balance at January 1, 2022	—	1,123,988	2,420,512
Additions	—	—	3,708,246
Sales	—	—	(2,420,512)
Fair value gains / (losses) (see financial result)	—	—	(17,843)
Currency translation effect (see other operating income)	—	69,551	—
Balance at December 31, 2022	—	1,193,539	3,690,403
Net gains / (losses) during the financial year	—	69,551	(17,843)

	Financial assets
	Promissory	Equity	Trade accounts
in EUR	Note	Instruments	receivables
Balance at January 1, 2021
Additions	738,007	—	2,432,086
Fair value gains / (losses) (see financial result)	352,101	—	(11,574)
Conversion to equity instruments	(1,090,108)	1,090,108	—
Currency translation effect (see other operating income)	—	33,879	—
Balance at December 31, 2021	—	1,123,988	2,420,512
Net gains / (losses) during the financial year	352,101	33,879	(11,574)

Neither in 2022 nor in 2021 any transfers between the fair value levels occurred.

Regarding the equity instruments, a shift of 10 % in the share price would result in a shift in the fair value of the equity instruments amounting to the same percentage.

Regarding the Level 3 trade accounts receivables, a shift in the adjustment factor of 0.5 percentage points would result in an insignificant change in the fair value of the trade accounts receivables.

In 2022, the net gains on financial assets mandatorily measured at FVTPL amounted to TEUR 52 (2021: TEUR 374). In the same period, the net loss on financial liabilities measured at AC amounted to TEUR 1,727 (2021: TEUR 903), primarily related to interest expenses, while the net income on financial assets measured at AC amounted to TEUR 370 (2021: net loss amounting to TEUR 280), primarily related to interest income from cash deposits and fixed-term deposits partly offset by expected credit losses as well as losses from credit impaired trade accounts receivables. For further information please see Note 10 and Note 21.

25. Reconciliation of Changes in Liabilities arising from Financing Activities

Financial liabilities reconcile to the Cash flow from financing activities as follows:

		Financial
	Loans	liabilities	Lease	Total
		due to third	liabilities
		parties*
	EUR	EUR	EUR	EUR

Balance at January 1, 2020	31,445,928	851,032	11,971,963	44,268,924
Cash flows from financing activities
Proceeds from loans and borrowings	53,577,777	—	—	53,577,777
Repayment of loans and borrowings	(60,398,873)	(75,110)	—	(60,473,984)
Payment of lease liabilities	—	—	(3,627,998)	(3,627,998)
Interest paid	(1,236,102)	—	—	(1,236,102)
Net cash provided by (used in) financing activities	(8,057,198)	(75,110)	(3,627,998)	(11,760,307)
Foreign currency effect	(2,338,486)	—	(205,918)	(2,544,404)
New leases	—	—	878,414	878,414
Accretion of interest	1,236,102	—	197,967	1,434,069
Balance at December 31, 2020	22,286,346	775,922	9,214,428	32,276,696

Cash flows from financing activities
Proceeds from loans and borrowings**	55,552,179	1,611,762	—	57,163,941
Repayment of loans and borrowings	(44,431,773)	—	—	(44,431,773)
Payment of lease liabilities	—	—	(2,031,598)	(2,031,598)
Interest paid	(880,419)	—	—	(880,419)
Net cash provided by (used in) financing activities**	10,239,987	1,611,762	(2,031,598)	9,820,150
Foreign currency effect**	1,828,588	—	83,761	1,912,350
New leases	—	—	2,657,055	2,657,055
Disposal of leases	—	—	(168,183)	(168,183)
Accretion of interest	903,061	—	215,464	1,118,525
Balance at December 31, 2021	35,257,983	2,387,683	9,970,927	47,616,593

Cash flows from financing activities
Proceeds from loans and borrowings	56,940,668	—	—	56,940,668
Repayment of loans and borrowings	(62,779,354)	(1,147,513)	—	(63,926,867)
Payment of lease liabilities	—	—	(2,376,201)	(2,376,201)
Interest paid	(1,682,111)	—	(191,638)	(1,873,749)
Net cash provided by (used in) financing activities	(7,520,796)	(1,147,513)	(2,567,839)	(11,236,148)
Foreign currency effect	2,058,127	59,300	(266,013)	1,851,413
Non-cash movements on financial liabilities due to third parties	—	(352,864)	—	(352,864)
New leases	—	—	580,719	580,719
Accretion of interest	1,726,833	—	191,638	1,918,471
Balance at December 31, 2022	31,522,147	946,606	7,909,431	40,378,184

* Disclosed within the current other financial liabilities

** The presentation in this table has been changed to be consistent with the restatement of certain amounts for 2021 in the Consolidated Statement of Cash Flows; see Note 2.4

26. Segments

The Group’s key financial metrics by segment are as follows:

As of December 31, 2022	Display	Sensor	Other	Total	Consolidation	Consolidated
in EUR	Solutions	Technologies	Segments	Segments	Adjustments	Total
External revenues	200,038,287	19,467,647	—	219,505,934	—	219,505,934
Inter‑segment revenues	478,965	5,090,392	—	5,569,357	(5,569,357)	—
Total revenues	200,517,252	24,558,039	—	225,075,292	(5,569,357)	219,505,934
Gross profit	21,429,587	3,482,988	—	24,912,576	—	24,912,576
Depreciation and amortization	4,587,716	2,165,638	137,437	6,890,792	—	6,890,792
Operating income (loss)	2,605,405	(777,920)	(9,458,305)	(7,630,820)	421,473	(7,209,346)
Net income (loss)	(1,471,321)	(1,083,004)	(8,753,564)	(11,307,889)	421,473	(10,886,417)
Segment assets	102,492,745	14,904,495	140,918,282	258,315,522	(120,930,789)	137,384,732
Capital expenditure	5,138,434	435,246	533,636	6,107,317	—	6,107,316
Segment liabilities	97,962,938	14,566,183	20,478,267	133,007,387	(50,779,744)	82,227,644

As of December 31, 2021	Display	Sensor	Other	Total	Consolidation	Consolidated
in EUR	Solutions	Technologies	Segments	Segments	Adjustments	Total
External revenues	154,707,881	26,094,615	—	180,802,496	—	180,802,496
Inter‑segment revenues	—	3,916,681	—	3,916,681	(3,916,681)	—
Total revenues	154,707,881	30,011,296	—	184,719,177	(3,916,681)	180,802,496
Gross profit	13,929,329	6,553,639	—	20,482,968	9,694	20,492,662
Depreciation and amortization	3,520,497	2,566,467	14,434	6,101,398	—	6,101,398
Operating income (loss) Restated*	(4,002,918)	1,544,509	(7,816,673)	(10,275,082)	107	(10,274,975)
Net income (loss) Restated*	(5,738,536)	708,757	(7,238,240)	(12,268,019)	—	(12,268,019)
Segment assets	111,894,550	19,010,661	139,775,147	270,680,358	(109,013,959)	161,666,399
Capital expenditure	10,092,483	257,376	448,593	10,798,452	—	10,798,452
Segment liabilities restated*	112,520,914	17,538,117	10,581,571	140,640,602	(43,727,602)	96,913,000

As of December 31, 2020	Display	Sensor	Other	Total	Consolidation	Consolidated
in EUR	Solutions	Technologies	Segments	Segments	Adjustments	Total
External revenues	127,119,437	25,470,878	—	152,590,315	—	152,590,315
Inter‑segment revenues	—	3,360,282	—	3,360,282	(3,360,282)	—
Total revenues	127,119,437	28,831,160	—	155,950,597	(3,360,282)	152,590,315
Gross profit	18,403,550	4,933,008	(110)	23,336,447	22,563	23,359,010
Depreciation and amortization	2,523,655	4,519,935	—	7,043,590	—	7,043,590
Operating income (loss)	6,625,022	479,397	(8,583,093)	(1,478,674)	(37,768)	(1,516,442)
Net income (loss)	3,507,343	15,956	(8,437,198)	(4,913,900)	—	(4,913,900)
Segment assets	71,399,665	20,306,646	139,994,976	231,701,287	(81,849,151)	149,852,136
Capital expenditure	3,272,517	561,870	—	3,834,387	—	3,834,387
Segment liabilities	65,431,059	19,515,491	3,563,157	88,509,707	(16,562,795)	71,946,912

* Certain amounts for 2021 have been restated; see Note 2.4

For reconciliation between Operating income (loss) and Net income (loss) please refer to the Statements of

Operations and Other Comprehensive Income (Loss).

Based on its holding function, the segment “Other segments” includes significant assets as well as significant expenses resulting from costs that are not allocated to the other two operating segments for internal reporting and management purposes. The nature of the assets included in the “Other segments” are primarily shares in affiliated companies, loans to affiliated companies as well as cash and cash equivalents due to the holding function of VIA optronics AG.

The expenses included in the “Other Segment” primarily include R&D expenses, general and administrative expenses, listing costs as well as exchange gains and losses resulting from exchange rate fluctuations. General and administrative expenses mainly include, audit and consulting fees, taxes and insurance as well as personnel expenses. R&D expenses, on the other hand, only include personnel expenses. Selling expenses are comprised of personnel expenses and trade fair costs. Other operating expenses and other operating income largely include the effects of foreign currency translation.

Geographic information

The Group’s geographical distribution of revenues, property and equipment and intangible assets is within the three regions Asia, Europe as well as North America. The distribution of revenue (based on the Group location which bills the customer), property and equipment and intangible assets is as follows:

	2022	2021	2020
Revenue by Region	in EUR	in EUR	in EUR
Asia	63,292,142	86,477,347	82,734,687
thereof China	43,824,496	60,506,284	57,263,809
thereof Japan	19,467,647	25,971,063	25,470,878
Europe (Germany)	108,436,042	66,187,447	62,157,908
North America (United States)	47,777,750	28,137,702	7,697,720
Total revenues	219,505,934	180,802,496	152,590,315

Property and Equipment/	12/31/2022	12/31/2021
Intangible Assets by Region	in EUR	in EUR
Asia	10,385,963	11,910,958
thereof China	5,888,822	5,419,236
thereof Japan	4,376,990	6,491,722
thereof Taiwan	–	–
thereof Philippines	120,151	–
Europe (Germany)	15,544,363	13,776,742
North America (United States)	78,698	12,416
Total	26,009,024	25,700,116

In the year ended December 31, 2022, the Display Solutions segment had two customers who each individually comprised 46 % and 13% (2021: two customers comprised 30 % and 12 % of the Group’s revenues) and the sensor technologies segment had one customer in 2022, which comprised 9% (2021: 13%) of the Group’s revenue.

27. Related party disclosures

Key management personnel of VIA Group in 2022 have been Jürgen Eichner, CEO and member of the Management Board,and Dr. Markus Peters, CFO. A close family member of the previous member of the Management Board and shareholder Jürgen Eichner, is employed by VIA optronics GmbH.

As of December 31, 2022 the only shareholder who owns more than 20 % is Cooperatief IMI Europe U.A and holds 50.32%. Furthermore, Dr. Heiko Frank, Chairman of the Supervisory Board, is Managing Director and a 49.99 % owner of Kloepfel Corporate Finance GmbH (Kloepfel). Therefore, Kloepfel is a related party in accordance with IAS 24. The ultimate controlling party is Mermac Inc., a Philippines based Company.

The following tables show an overview of the transactions with the related parties.

Transactions with related parties

		Interest	Sales to related	Purchases from
in EUR		Expense	parties	related parties

Integrated Micro-Electronics, Inc. (IMI)	2022	—	28,361	7,296,340
	2021	—	322,422	1,935,373
	2020	35,519	41,756	1,651,438

Kloepfel Corporate Finance GmbH (Kloepfel)	2022	—	—	7,142
	2021	—	—	432,599
	2020	—	—	1,238,452

C-CON GmbH	2022	—	—	2,236,316
	2021	—	—	2,217,685
	2020	—	—	685,535

MT Technologies GmbH	2022	—	—	9,659
	2021	—	—	29,155
	2020	—	—	—

Executive management (Jürgen Eichner)*	2022	—	—	5,640
	2021	—	—	5,640
	2020	—	—	5,640

* Jürgen Eichner´s contract as a member of the management board was terminated by the supervisory board with cause

Kloepfel provides the Group general advisory, management and coordination services for the Group’s public equity offering as well as other strategic opportunities. Under the project contract, Kloepfel was entitled to (i) a monthly retainer, (ii) a success fee equal to 0.95 % of the gross proceeds of an offering, which fee is payable upon consummation of such an offering and (iii) reimbursement of out-of-pocket expenses, subject to certain caps. The contract was terminated in November 2021.

All transactions with related parties are performed based on agreed contracts. From IMI we mainly source cameras and camera related devices for our customers. C-CON supplies items that are used for producing shaped display solutions for an EV customer. For purchases from both related parties, a separate purchase order is issued by VIA for each requirement.

Outstanding balances with related parties

			Amounts owed	Amounts owed
		Loans from	by related	to related
in EUR		related parties	parties	related parties
Entity with significant influence over the Group:
Integrated Micro-Electronics, Inc. (IMI)	2022	—	—	3,329,248
	2021	—	209,021	174,616

Others:
C-CON GmbH	2022	—	—	611,990
	2021	—	—	290,791

Executive management (Jürgen Eichner)*	2022	—	46,878	—
	2021	—	44,146	—

* Jürgen Eichner´s contract as a member of the management board was terminated by the supervisory board with cause

The related party loan to Jürgen Eichner has been repaid on September 5, 2023.

Compensation of Key Management Personnel and Other Related Parties

in EUR	2022	2021	2020
Management Board:	648,000	764,000	786,000
Short-term employee benefits	636,000	756,000	782,000
Post-employment benefits	12,000	8,000	4,000

Supervisory Board Compensation	284,300	110,000	150,000
Short-term employee benefits	284,300	110,000	150,000

Close family member:	52,363	55,551	54,354
Short-term employee benefits	44,503	47,586	46,389
Post-employment benefits	7,860	7,965	7,965

For the years ended December 31, 2022, 2021 and 2020 the executive management consisted of Mr. Jürgen Eichner (CEO and member of the Management Board) and Dr. Markus Peters (CFO), who started in July 2021. The contract of the previous CFO Daniel Jürgens ended in September 2021. The amounts of compensation for executive management personnel as well as the Supervisory Board represent the amounts earned by each group of related party. In 2022, EUR 117,750 (2021: EUR 62,500, 2020: EUR 10,000) of Supervisory Board compensation had already been paid during the corresponding fiscal year. As of December 31, 2022, the liability to the Supervisory Board amounted to EUR 214,300 (2021: 47,500) for remaining remuneration for corresponding year.

As of December 29, 2022, the General Meeting decided on the implementation of a new remuneration system for the executive management, consisting of a fixed remuneration including fringe benefits, a short-term variable remuneration (“STI”) as well as a long-term component (“LTI”).

The STI is based on three performance indicators, performance measured by EBITDA, growth measured by sales and the share price, with equal weighting and in a one-year assessment period. EBITDA is calculated based on consolidated figures and measured against budgeted values. Sales are calculated based on consolidated figures and measured against audited prior year sales. The ADS share price in the relevant year is compared to the previous year. Payment is made in the year following the end of the fiscal year for which the bonus is granted.

The LTI is based on VIA optronics stock options. Each year starting 2022, the members of the executive management are allocated a number of stock options, which depends on the average ADS share price of the year of activity. The shares can only be subscribed after 4 performance years and only if the target including continuing service is achieved (25 % will vest at the end of 2023, 2024, 2025 and 2026). The target is an annual average ADS share price increase of 15%. If the share price does not increase by 15 % within a performance year compared to the average ADS share price (arithmetic mean) of the previous calendar year, 25 % of the allocated shares of the respective tranche are forfeited.

Both the STI and the LTI are to be classified as share-based-payment transactions, the STI as cash-settled and the LTI as equity-settled. As of December 31, 2022, no formal grant letters have been issued. Based on the decision process on the new remuneration and the decision taken by the General Meeting, VIA has concluded that there is a valid expectation that both the STI as well as the LTI will be granted for 2022. As a result, the LTI has been accounted for based on a service commencement date as of October 1, 2022 and the best management estimate on the number and conditions expected to be part of the grant letter. The total value expected to be granted in share options for the fiscal year 2022 amounts to EUR 250,000. Based on the valuation of the share options and the vesting conditions, only an immaterial amount of personnel expense and corresponding increase in equity has been recognized.

28. Earnings (Loss) per share

Basic earnings per share are calculated in accordance with IAS 33 based on the earnings (or loss) attributable to VIA optronics AG shareholders and the weighted average number of shares outstanding during the period.

The number of shares outstanding as of December 31, 2022 was 4,530,701 (2021: 4,530,701). The weighted average of shares outstanding for the twelve months ended December 31, 2022 was 4,530,701 (2021: 4,530,701; 2020: 3,398,330).

There are currently no factors resulting in a dilution of earnings per share.

		2021
	2022	Restated*	2020
Loss after taxes (attributable to VIA optronics AG shareholders) in EUR	(10,507,366)	(12,516,084)	(4,919,484)
Weighted average of shares outstanding	4,530,701	4,530,701	3,398,330
Loss per share in EUR	(2.32)	(2.76)	(1.45)

* Certain amounts for 2021 have been restated; see Note 2.4

29. Other Information: Employees

The Group had an average of 861 employees (2021: 799; 2020: 620) in the reporting period. The employees are classified in industrial employees and commercial employees. In 2022, the industrial employees amount totaled to 556 (2021: 546; 2020: 424) and the commercial employees amount totaled to 305 (2021: 253; 2020: 197). These figures also include temporary employees, who are reported under personnel expenses.

30. Events after the reporting period

Recent Developments

Changes to Management Board and Supervisory Board

On May 16, 2023, we announced the appointment, effective May 4, 2023, of Udo Zimmer as a new member of the Supervisory Board and, effective May 5, 2023, as Chairman of the Audit Committee. Mr. Zimmer succeeded Anil Doradla, who resigned from the Supervisory Board effective as of March 31, 2023.

On August 9, 2023, we announced that the Supervisory Board had expanded the Management Board and appointed Roland Chochoiek, our Chief Marketing Officer, as our new Chief Executive Officer. Jürgen Eichner (“Mr. Eichner”), founder and a shareholder of the Company, who has served as Chief Executive Officer since 2005, was removed as CEO; however, remained as a member of the Management Board.

On November 17, 2023, we announced that Bernd Wagner was appointed as Interim Chief Financial Officer as Dr. Markus Peters took a leave of absence following a medical procedure. Mr. Wagner does not serve as a member of the Company’s Management Board.

On February 28, 2024, we announced the conclusion and findings of a formal review of the Company’s application of its internal compliance procedures. Based on these findings our Supervisory Board terminated the service agreement between Mr. Eichner and VIA for “cause” and revoked the appointment of Mr. Eichner as a member of VIA’s Management Board, effective as of that date. For further information, please refer to “--Review of internal control compliance incidents” below.

On March 31, 2024 Dr. Markus Peters resigned from his role as CFO and Member of the Management Board.

Bernd Wagner remains our Interim CFO.

On March 31, 2024 Arthur Tan resigned as Vice Chairman and as a member of the Supervisory Board of VIA optronics AG, and as Chairman of the Compensation and Nomination Committee.

Notices related to listing on the NYSE

On May 2, 2023, we reported in a Form 12b-25 filed with the SEC that we were unable to file our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”) within the prescribed time period without unreasonable effort or expense and needed to extend the filing deadline for its 2022 Form 20-F by the 15 calendar days allotted under Rule 12b-25. After submitting the filing under Rule 12(b)-25, we identified matters that impacted both previously reported 2022 results and amounts reported in prior periods, and therefore we were unable to file our 2022 Form 20-F by the extended filing deadline of May 16, 2023.

On May 17, 2023, we received an expected notice from the NYSE stating that we were not in compliance with the NYSE’s continued listing requirements under the timely filing criteria outlined in Section 802.01E of the NYSE Listed Company Manual due to the delay in filing our 2022 Form 20-F. The NYSE informed us that under NYSE rules, we had six months from the extended due date, May 16, 2023, to file our 2022 Form 20-F with the SEC, and that if we failed to file our 2022 Form 20-F and all subsequent required reports by such deadline, the NYSE may, in its sole discretion, allow the Company’s securities to remain listed for up to an additional six months depending on certain circumstances.

On November 15, 2023, the NYSE granted us an extended trading period through May 16, 2024, by which date we must have completed and filed the delayed 2022 Form 20-F and any subsequent delayed filings.

On December 15, 2023, we received a letter from the NYSE notifying us that we are not compliant with the NYSE's continued listing standards due to the trading price of VIA’s listed shares. Pursuant to Section 802.01C of the NYSE's Listed Company Manual, a company will be considered to be below compliance standards if the average closing price of its security is less than US $1.00 over a consecutive 30 trading-day period. We have six months (the "Cure Period") following receipt of the notice to regain compliance with the minimum share price requirement. We can regain compliance at any time during the cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US $1.00 and an average closing share price of at least US $1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month cure period, both a US $1.00 closing share price on the last trading day of the cure period and a US $1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures.

On December 22, 2023, we notified the NYSE of our intent to cure within the applicable six month time period. Our common stock continues to be listed and trade on the NYSE during the cure period, subject to VIA’s compliance with other NYSE continued listing standards.

On April 9, 2024, we notified the New York Stock Exchange and announced our intention to delist in combination with a deregistration of all outstanding ADSs. We are working on the publication of the necessary documents, Form 25 and Form 15. As this is an ongoing process, it is currently not foreseeable when the entire procedure will be completed. We further believe that delisting and deregistration, and consequently the suspension of its SEC reporting obligations, will allow the Company to allocate resources more efficiently to execute its current business strategy by enabling its management and employees to focus more on managing the Company’s businesses and strengthening relationships with customers and business partners.

On April 24, 2024, NYSE announced its commencement of  proceedings to delist the Company’s ADSs from the NYSE. Trading in the Company’s ADSs was suspended immediately.

Review of internal control compliance incidents

In June 2023, the Supervisory Board launched a formal review of the Company’s application of its internal compliance procedures during the period from January 1, 2017 to December 31, 2022 (the “Investigation Period”) with the support of external advisors, BDO AG Wirtschaftsprüfungsgesellschaft and DLA Piper UK LLP (together the “Advisors”). The Advisors investigated incidents regarding compliance with company policies and business guidelines during the Investigation Period.

In February 2024, the Advisors furnished a final report to the Supervisory Board which identified failures by Mr. Eichner and one other employee to comply with Company policies and business guidelines. In particular, the Advisors identified discrepancies that occurred during the Investigation Period in areas including expense recording and reimbursement, company credit card usage for personal transactions, the receipt of annual bonus payments in contravention of an existing service agreement, unearned compensation for vacation days, inadequate documentation of vehicle usage, and other unapproved payments.

The Supervisory Board examined the report from the Advisors in addition to performing their own investigation beyond the scope of the formal review. This resulted in the believe that certain of these incidents may constitute fraud and/or embezzlement, and under German law, the Company is required to initiate legal claims for the reimbursement of any such improperly transferred sums. While the total value of the impermissible transactions and any consequential damages relating thereto remains under consideration, improper payments amounting to between €300,000 to €500,000 have been identified that may be subject to reimbursement, plus consequential damages. These payments belong to the following periods:

Before 2021	€30,000 to €200,000
2021	€90,000 to €100,000
2022	€180,000 to €200,000

The financial information presented in these consolidated financial statements does not include any amounts in connection with the potential reimbursement as currently no legally enforceable right to such reimbursements exists.

On February 23, 2024, the Supervisory Board terminated the service agreement between Mr. Eichner and VIA for “cause” and revoked the appointment of Mr. Eichner as a member of VIA’s Management Board, effective as of that date.

Market developments and new strategic initiatives

We experienced increased volatility in customer demand in 2023, as certain key customers, particularly in the automotive end market, mainly EV manufacturers, communicated changes in order patterns. The macro environment has in some cases resulted in lower average selling prices and lower demand, which, in turn, has had a substantial negative impact on our revenue.

In response to these external and operational challenges, we reaffirmed our commitment to improving the performance of its business and will adapt a series of initiatives, including:

●	more efficiently utilizing existing production capacity;
●	prioritizing profitable organic sales growth;
●	identifying promising opportunities to collaborate more deeply with existing and new customers including potential strategic market alliances; and
●	reviewing the size of its workforce to ensure that staffing more closely meets demand

Manufacturing issues and customer relationships

Lost orders of large automotive customer

In June 2020, we were selected as a supplier of dashboard display components for a large US automotive customer. Due to various reasons, the collaboration was suspended by this customer in August 2023, after a significant sales decline in the second quarter of 2023. Our legal remedies against the suspension of the contract are under investigation.

As a result of this sales decline we could incur net write-offs and damages of up to approximately EUR 16 to 21 million in 2023 from the shutdown of production, scrap material, write-off of customer specific finished goods and raw material and penalty payments to sub-suppliers. We are in negotiations to find a final settlement agreement with the customer to compensate some of the incurred losses from the suspension or potential termination of the contract.

Bankruptcy of an automotive customer in 2024

In September 2021, we were selected to supply several camera variants to a UK based EV manufacturer. The project had an initial lifetime from 2021 to 2025. Due to financial difficulties, the customer cancelled all orders at the beginning of 2023 including a purchase order we received in 2021 for approximately EUR 2.0 million. In February 2024, the customer was delisted from the Nasdaq and, the company´s UK division filed for insolvency afterwards.

Due to the customer's impending liquidity issues, management assumes that in 2023 around EUR 1.0 million will have to be written down for raw materials and tooling purchased in advance for this customer, which are customer specific and have no use case for other customers. We are currently examining to what extent we can bring claims against the customer for losses suffered as a result of the canceled purchase order. As no such development was foreseeable at that time, this has no impact on the 2022 financial year.

New strategic relationships

On August 30, 2023 we announced a strategic collaboration with Grupo Antolin Irausa, S.A.U., Spain (“Antolin”), through which we intend to use the combined expertise and capabilities of VIA and Antolin to design, develop and produce innovative integrated display systems for vehicle interiors including cockpits, floor consoles and seat headrests and well as to jointly provide high-end solutions to OEMs.

On February 8, 2024, we announced the execution of a contract with Immervision Inc. (“Immervision”), a specialist in the design of advanced vision systems, for the design and development of a new automotive camera. We will work with Immervision to develop a specialized lens technology to customize and produce exterior automotive cameras which can be brought to market quickly while reducing non-recurring engineering costs. The new technology for the next generation cameras will enhance our camera portfolio and meet growing customer demand for a variety of field of views (FOVs). We expect these next generation cameras to be used most frequently with e-mirror and surround view applications.

Expiration of VTS facility and employee supply agreement

A contract and an agreement have been in place which ended in March 2024. Up to the closing date this agreement is not prolonged. Until there is a new agreement in place, there is a risk that VTS could lose access to facilities and employees rendered by Toppan. VIA’s management has started negotiations with Toppan to make an agreement for another two years and to finally transfer the relevant employees from Toppan to VIA.